  Filed Pursuant to Rule 424(b)(4)
 Registration No. 333-276505
PROSPECTUS
757,500 AMERICAN DEPOSITARY SHARES REPRESENTING
7,575,000 ORDINARY SHARES
AND 2,992,500 PRE-FUNDED WARRANTS TO PURCHASE UP TO
2,992,500 AMERICAN DEPOSITARY SHARES
AND 3,750,000 SERIES A WARRANTS TO PURCHASE UP TO
3,750,000 AMERICAN DEPOSITARY SHARES
AND PLACEMENT AGENT WARRANTS TO PURCHASE UP TO 187,500 AMERICAN
DEPOSITARY SHARES
(and 2,992,500 American Depositary Shares representing 29,925,000 ordinary shares underlying the Pre-Funded Warrants and 3,750,000 American Depositary Shares representing 37,500,000 ordinary shares underlying the Series A Warrants and 187,500 American Depositary Shares representing 1,875,000 ordinary shares underlying the Placement Agent Warrants)
Evaxion Biotech A/S
We are offering 757,500 American Depositary Shares (“ADSs”) representing an aggregate of 7,575,000 ordinary shares, DKK 1 nominal value per share, together with Series A warrants to purchase up to 757,500 ADSs representing 7,575,000 ordinary shares (the “Warrants”). The ADSs and Warrants will be sold in a fixed combination, with each ADS accompanied by one Warrant to purchase one ADS. The ADSs and Warrants are immediately separable and will be issued separately in this offering, but must be purchased together in this offering. The public offering price for each ADS and accompanying Warrant is $4.00. The Warrants will have an exercise price per share of $4.00 and will be immediately exercisable for a term of five (5) years from the date of issuance. The final public offering price was determined through negotiation between us and investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.
We are also offering to certain purchasers whose purchase of ADSs in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares, including ordinary shares represented by ADSs immediately, following the consummation of this offering, the opportunity to purchase, if any such purchaser so chooses, 2,992,500 pre-funded warrants, in lieu of ADSs that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our ADSs. The public offering price of each pre-funded warrant will be equal to the price at which an ADS is sold to the public in this offering, minus an amount in US dollars equal to DKK 10 at the time of pricing of this offering, which amount is equal to $1.4537 as of the date of this prospectus, and the exercise price of each pre-funded warrant will be $1.4537 per ADS, provided that such exercise price shall not be less than the USD equivalent to DKK 10 at the time of exercise. The pre-funded warrants will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. For each pre-funded warrant we sell, the number of ADSs we are offering will be decreased on a one-for-one basis. The ADSs and pre-funded warrants can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. This prospectus also relates to the ADSs issuable upon exercise of the Warrants and any pre-funded warrants sold in this offering.
There is no established public trading market for the Warrants and pre-funded warrants, and we do not expect a market to develop. We do not intend to apply for listing of the Warrants and pre-funded warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the warrants will be limited.
This offering will terminate on March 1, 2024, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering.
Our ADSs are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “EVAX”. On January 31, 2024, the closing trading price for our ADSs, as reported on Nasdaq, was $3.93 per ADS.
On January 22, 2024, we effected a change to the ratio of our ADSs to our ordinary shares from one ADS representing one (1) ordinary share to one ADS representing ten (10) ordinary shares, or the ADS Ratio Change. Except as otherwise indicated, all information in this prospectus, including the number of ADSs being offered and the offering price gives retroactive effect to the ADS Ratio Change.
We have engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) to act as our exclusive Placement Agent in connection with this offering. The Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the securities we are offering and the Placement Agent is not required to arrange the purchase or sale of any specific number of securities or dollar amount. We have agreed to pay to the Placement Agent the Placement Agent Fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum offering requirement as a condition of closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us. The investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. In addition, because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. We will bear all costs associated with the offering. See “Plan of Distribution” on page 275 of this prospectus for more information regarding these arrangements.
We are a “foreign private issuer,” and an “emerging growth company” each as defined under the federal securities laws, and, as such, we are subject to reduced public company reporting requirements. See the section entitled “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.
Investing in our securities involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in the ADSs and the company. See “Risk Factor Summary” beginning on page 16 for a discussion of information that should be considered in connection with an investment in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per ADS and Warrant	Per Pre-Funded Warrant and Warrant(1)	Total(4)
Public offering price	$4.00	$4.00	$15,000,000
Placement Agent Fees(2)	$0.30	$0.30	$1,125,000
Proceeds to us (before expenses)(3)	$3.70	$3.70	$13,875,000

(1)
Pre-Funded Warrant public offering price of $4.00 calculated to include the exercise price of $1.4537 in addition to the public offering price of $2.5463.

(2)
We have agreed to pay the Placement Agent cash fee equal to 7.5% of the gross proceeds raised in this offering. We have also agreed to reimburse the Placement Agent for its non-accountable expenses in the amount of $35,000, for its legal fees and expenses and other out-of-pocket expenses in an amount up to $100,000, and for its clearing expenses in the amount of $15,950. In addition, we have agreed to issue to the Placement Agent, warrants to purchase up to a number of our ADSs equal to 5.0% of the number of ADSs being offered, including the ADSs issuable upon exercise of any pre-funded warrants, at an exercise price equal to 135% of the public offering price per ADS and accompanying Warrant. See “Plan of Distribution” for additional information and a description of the compensation payable to the Placement Agent.

(3)
We estimate the total expenses of this offering payable by us, excluding the Placement Agent fee, will be approximately $0.8 million. Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, Placement Agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. For more information, see “Plan of Distribution.”

(4)
Gross proceeds assumes exercise in full of Pre-Funded Warrants.

We anticipate that delivery of the securities against payment will be made on or about February 5, 2024, subject to satisfaction of customary closing conditions.
H.C. Wainwright & Co.
Prospectus dated February 1, 2024

Neither we nor the Placement Agent have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the Placement Agent take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of the ADSs means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy the ADSs in any circumstances under which such offer or solicitation is unlawful.
You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We or the Placement Agent have not authorized anyone to provide you with information that is different. We and the Placement Agent are offering to sell the ADSs, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.
For investors outside of the United States: Neither we nor the Placement Agent have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus outside the United States.

i

ABOUT THIS PROSPECTUS
Unless the context requires otherwise, in this prospectus Evaxion Biotech A/S and its subsidiaries (“Subsidiar(y/ies)”) shall collectively be referred to as “EVAX,”, “Evaxion”, “the Company,” “the Group”, “we,” “us,” and “our” unless otherwise noted.
This prospectus contains our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 and the related notes, prepared in accordance with International Financial Reporting Standards or IFRS, as issued by the International Accounting Standards Board, or IASB and our unaudited condensed consolidated interim financial statements as of September 30, 2023, and for the three and nine months ended September 30, 2023 and 2022 and the related notes. The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements as of and for the year ended December 31, 2022.
All references in this Prospectus to “$” mean U.S. dollars and all references to “DKK” mean Danish Kroner.
Our financial information is presented in our presentation currency, U.S. Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Certain Danish Krone amounts in this prospectus have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.9722 per $1.00, which was the rounded official exchange rate of such currencies as of December 31, 2022 for the years ended December 31, 2020, 2021, and 2022. We used an assumed exchange rate of DKK 7.0390 per $1.00, which was the official rounded exchange rate of such currencies as of September 30, 2023 for the unaudited interim periods ended September 30, 2022 and 2023.
Foreign currency transactions are translated into our functional currency, DKK, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized as financial income or financial expenses in the consolidated statements of comprehensive loss. Non-monetary items in foreign currency, which are measured at cost at the consolidated statements of financial position date are translated into our functional currency, DKK, using the exchange rates at the date of the transaction. Such DKK translated amounts are not necessarily indicative of the amounts of DKK that could have actually been purchased with the underlying currency being exchanged into DKK at the dates indicated.
Assets and liabilities in our functional currency are translated to our presentation currency, USD, at the exchange rates applicable on December 31, 2022 and September 30, 2023 for the respective period. Income and expenses in our functional currency are translated to USD at the average exchange rate, which corresponds to an approximation of the exchange rates prevailing on each individual transaction date. Translation differences arising in the translation to presentation currency are recognized in other comprehensive income. Such USD amounts are not necessarily indicative of the amounts of USD that could actually have been purchased upon exchange of DKK at the dates indicated.
We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.
On January 22, 2024, we effected a change to the ratio of our ADSs to our ordinary shares from one ADS representing one (1) ordinary share to one ADS representing ten (10) ordinary shares, or the ADS Ratio Change. Except as otherwise indicated, all information in this prospectus gives retroactive effect to the ADS Ratio Change.
We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

ii

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factor Summary”. These and other factors could cause our future performance to differ materially from our assumptions and estimates.
Some of our trademarks and trade names are used in this prospectus, which are intellectual property owned by the Company. This prospectus also includes trademarks, trade names, and service marks that are the property of other organizations. Solely for convenience, our trademarks and trade names referred to in this prospectus appear without the TM symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and trade names.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
The Company discusses in this prospectus its business strategy, market opportunity, capital requirements, product introductions and development plans and the adequacy of the Company’s funding. Other statements contained in this prospectus, which are not historical facts, are also forward-looking statements. The Company has tried, wherever possible, to identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and other comparable terminology.
The Company cautions investors that any forward-looking statements presented in this prospectus, or that the Company may make orally or in writing from time to time, are based on the beliefs of, assumptions made by, and information currently available to, the Company. These statements are based on assumptions, and the actual outcome will be affected by known and unknown risks, trends, uncertainties and factors that are beyond its control or ability to predict. Although the Company believes that its assumptions are reasonable, they are not a guarantee of future performance, and some will inevitably prove to be incorrect. As a result, its actual future results can be expected to differ from its expectations, and those differences may be material. Accordingly, investors should use caution in relying on forward-looking statements, which are based only on known results and trends at the time they are made, to anticipate future results or trends. Certain risks are discussed in this prospectus and also from time to time in the Company’s other filings with the Securities and Exchange Commission (“SEC”).
This prospectus and all subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date of this prospectus.
In particular, you should consider the risks provided under “Risk factors” in this prospectus.

iii

PROSPECTUS SUMMARY
The following summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before deciding to invest in the ADSs, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Unless otherwise indicated, all share amounts and prices assume the consummation of the ADS Ratio Change, to be effected prior to the effectiveness of the registration statement of which this prospectus is a part.
The Company
Corporate Overview
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform: AI-Immunology™. The AI-Immunology™ platform consists of multiple proprietary and scalable AI prediction models harnessing the power of machine learning and artificial intelligence to decode the human immune system. This enables the development of novel vaccines for treatment of various cancers, bacterial and viral infections. We believe we are the first in the world to demonstrate a link between predictive power of Artificial Intelligence, or AI, and clinical response in patients as evidenced by a clear association between AI-Immunology™ predictions and progression free survival in metastatic cancer patients. AI-Immunology™ allows for fast and effective discovery, design and development of novel vaccines and offers a strong value proposition towards existing and potential pharma partners as the AI platform is preclinically and clinically validated, adaptable, scalable to other disease areas and, we believe, reduces development cost and risks significantly. Partnerships are a key element in our approach to realizing value of the opportunities AI-Immunology™ caters for. Further, we have developed a clinical-stage oncology pipeline of novel personalized therapeutic vaccines and a pre-clinical prophylactic vaccine pipeline for bacterial and viral diseases with high unmet medical needs based on AI-Immunology™ identified vaccine targets. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options through AI-Immunology™.
Our Strategy
During 2023, our strategy was refined with stronger focus on value realization and execution. The core of our strategy is the AI-Immunology™ platform, which has been continuously developed and improved over the past 15 years. This has provided us with a pioneering and differentiated position within AI led target discovery as well as design and development of vaccine candidates. We are now well positioned for value realization via our three-pronged business model focusing on Targets, Pipeline and Responders. This value realization is to be pursued via a multi-partner approach.
The strategy refinement also means that Evaxion is shifting focus from larger scale clinical development towards a stronger and earlier focus on partnerships based upon the AI-Immunology™ platform. The AI-Immunology™ platform holds the potential for generating one new target every 24 hours, is delivery modality agnostic and easily adaptable to partner needs. The platform is currently trained in cancer and infectious diseases and is scalable to other therapeutic areas. The high throughput, combined with a very flexible model, offers a strong value proposition towards existing and future pharma partners. Developing partnerships with pharma is now an integrated part of our value creation strategy.
AI-Immunology™ contains five interrelated proprietary AI prediction models: (i) PIONEER™, our cancer neoantigen prediction model, (ii) ObsERV™, our endogenous retrovirus (ERV) tumor antigen prediction model, (iii) EDEN™, our B-cell antigen prediction model, (iv) RAVEN™, our T-cell antigen prediction model and (v) AI-DeeP™ our responder prediction model. Common for all is that they build upon the same technology backbone as well as the strong Evaxion immunoinformatic capability base within machine learning, neural networks and artificial intelligence coupled with deep immunological insight. After having developed and matured our AI-Immunology™ platform, we believe we are in a unique position to realize the value of the investments made and further to address significant unmet patient needs in collaboration with current and future partners. The potential of our AI-Immunology™ platform is supported by the participation of MSD Global Health Innovation Fund (MSD GHI), a corporate venture capital arm of Merck & Co., Inc, Rahway NJ USA in our most recent private placement in December 2023 as well as our vaccine target discovery collaboration with a leading pharmaceutical company.
The shift in strategy towards a much stronger focus on partnering based upon AI-Immunology™ and reduced clinical trial activities significantly reduces our cash needs, both for the short- and the longer-term. The ambition for 2024 is to generate business development income equal to full year 2024 cash burn (excluding financing activities).
The following figure summarizes our refined and focused strategy in a simple overview.
Figure 1: The Evaxion strategy.
We have had encouraging progress on the refined strategy in the latter part of 2023.
Within the Target part of the strategy, we in September 2023 announced two partnerships. First, a partnership with a leading pharmaceutical company focused on vaccine target discovery for a bacterial pathogen with a high medical need, where no vaccine currently is available. The objective here is to deploy two of the AI-Immunology™ prediction models, EDEN™ and RAVEN™, for rapid design of a completely novel vaccine candidate capable of eliciting both a humoral (antibody) and cellular (T cell) immune response to the pathogen. Further, we announced a partnership with Afrigen Biologics to develop a novel mRNA vaccine against Gonorrhea. Both partnerships demonstrate the unique opportunities in our partnership focused strategy based upon AI-Immunology™.
Within the Pipeline part of the strategy, the initial Phase 2 data from the EVX-01 trial presented at the SITC annual meeting in November 2023 was encouraging. The initial Phase 2 data confirm the strong Phase 1 findings presented earlier in 2023 at ASCO. It is worth highlighting a specific patient case: a metastatic melanoma patient with initial progressive disease presented with a significant and continuous tumor reduction after being administered with our AI-Immunology™ designed EVX-01 personalized cancer vaccine.
Finally, within the Responder part of our strategy we have obtained Proof of Principle for our Immune Checkpoint Inhibitor responder model as presented in November 2023. Building on our core capabilities within immunological data, machine learning and predictions, we have set out on the journey of improving patient care and reducing the health care burden. The goal is to be able to predict which patients will respond to a given therapy. With Proof of Principle for our initial approach towards predicting Immune Checkpoint Inhibitor non-responders, we are now moving towards designing a commercial offering in a partnership-based approach.

Looking into 2024, we are anticipating several important milestones derived from our refined and focused strategy. Of particular importance are the following anticipated 2024 milestones:
Figure 2: Anticipated 2024 milestones.
Looking ahead, we remain confident about our ability to generate value from our refocused strategy. We believe that our pioneering AI-Immunology™ platform holds a unique and differentiated position compared to competing platforms. Effective AI-based vaccine discovery, validation and development require a multidisciplinary capability skillset around the AI platform as well as constant learning loops. We have built a very strong capability skillset around the AI-Immunology™ platform focusing on key parts of the drug discovery and development value chain. As a result, we can quickly test vaccine candidates in pre-clinical models and efficiently progress them towards IND filling by using our capabilities within pre-clinical development, regulatory affairs, CMC and early-stage clinical trials. Further, applying continuous learning loops with the AI platform, we iteratively refine the precision of the platform by integrating learnings from experimental and clinical assessments of the predicted targets. This iterative process facilitates ongoing improvement and adjustment of the AI-Immunology™ platform resulting in a new cycle of predictions and experimental assessments. Over the years, this approach has led to a mature and well-developed platform, where predictions demonstrate a distinctive correlation with both pre-clinical and clinical outcomes.

The Multidisciplinary Capabilities Around AI-Immunology™ and a Validated Platform Creates a Clear Differentiated Position

Registration
Disease
Target identification
Target validation
Antigen design
Vaccine and adjuvant design
Preclinical testing
Vaccine manufacturing
Clinical Phase 1
Clinical Phase 2
Clinical Phase 3
AI-Immunology™ Platform

Risk of failure/cost
Value of platform
EVAXION
Generic AI Company
Initial data and retrospective validation
Preclinical validation in first disease model
Preclinical validation in multiple and diverse disease models
First clinical trial
Multiple clinical trials in diverse indications

1
© Evaxion Biotech A/S. All rights reserved worldwide. Copenhagen, Denmark, 2024.
EVAXION

Figure 3: The AI-Immunology™ position

Financial Update
Our cash and cash equivalents were $7.7 million as of January 29, 2024. This amount is unaudited and preliminary and is subject to completion of our financial closing procedures and is not necessarily indicative of any future period and should be read together with “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and our financial statements and related notes contained in this prospectus. As a result, this amount may differ from the amount that will be reflected in our financial statements. Our financial statements for 2023 will not be available until after this offering is completed, and consequently will not be available to you prior to investing in this offering.
Our AI-Immunology™ platform
Our AI-Immunology™ platform is the core of Evaxion. The platform has been developed and improved over the past 15 years and consists of several AI prediction models. The AI-Immunology™ platform holds following key features:
•
Vaccine target discovery, design and development of personalized and precision therapeutic cancer vaccine candidates

•
Vaccine target discovery, design and development of prophylactic bacterial and viral vaccine candidates

•
AI prediction models trained in cancer and infectious diseases

•
Potential for one new target every 24 hours

•
Platform is delivery modality agnostic

•
Unique predictive capabilities

•
Adaptability to partner needs

•
Scalable to other therapeutic areas

The AI prediction models in AI-Immunology™ each offer unique predictive capabilities in their respective areas and an overview can be seen below.

PIONEER™
patient-specific
neoantigens
EDEN™
B-cell antigens
ObsERV™
patient-specific
ERV antigens
RAVEN™
HLA-matched T-cell epitopes
AI-DEEP™ predicts
responders to checkpoint
inhibitor treatment
PIONEER™
EDEN™
ObsERV™
Immuno-oncology
AI-Immunology™
Infectious Diseases
AI-DEEP™
RAVEN™

Figure 4: The AI-Immunology™ platform
Our PIONEER™ Model
PIONEER™ is our proprietary AI prediction model for the rapid discovery and design of patient-specific-neoantigens used to derive cancer vaccines. It has been shown that neoantigens, which arise from patient-specific tumor mutations, play a critical role in T-cell mediated antitumor immune response. Neoantigens, being absent in normal tissues, are, we believe, ideal cancer vaccine targets because they distinguish themselves from germline proteins and can be recognized as non-self by the immune system. We believe our AI modules within PIONEER™ enable us to efficiently identify and select those neoantigens that will generate a de novo T-cell response leading to significant antitumor effect in each patient. By combining these neoantigens with a purposefully selected delivery modality believed to further enhance this antitumor effect, we design and deliver our vaccines to patients, effectively training their immune systems to target and kill cancer cells with no or very limited adverse effects on healthy non-cancer cells.
Our proprietary AI modules identifying neoantigens within PIONEER™ have been trained using gradient-boosted decision trees, transformers and a conditional generative adversarial network approach on our internally generated data as well as other data, including, but not limited to, next generation sequencing data from tumor samples, mass spectrometry immunopeptidomics, peptide-MHC-binding affinity data, T-cell immunogenicity data and peptide-MHC-binding stability data. We have demonstrated that development and iterative training of our AI modules improves its predictive power in identifying and selecting therapeutic neoantigens.
The strong predictive capabilities of PIONEER™ have been proven in a clinical trial setting, where we in the EVX-01 Phase 1 trial demonstrated a clear link between quality of the predictions from PIONEER™ and Progression Free Survival in metastatic melanoma patients. We believe that we are the first in the world to establish a link between AI prediction and clinical outcomes.
Our ObsERV™ Model
ObsERV™ is our proprietary AI model for the discovery of patient-specific virus-derived sequences, so-called ERVs (endogenous retroviruses), expressed in cancer. Targeting this novel class of tumor antigens may allow for developing a completely new type of immunotherapy against immunologically cold tumors with low response rates to immunotherapy. ObsERV™ can rapidly discover ERV tumor antigens and design personalized and precision vaccines containing these antigens. Our proprietary AI modules within ObsERV™, for the prediction of antigen-specific T-cell responses have been trained using transformers and a conditional generative adversarial network approach. This allows us to efficiently identify and select those ERV-antigens that we believe are most likely to generate a strong, de novo T-cell response leading to significant antitumor effect in each patient. The goal of our ObsERV™ model derived cancer vaccines is to deliver therapeutic ERV-antigens to patients in a way that trains the patients’ own immune system to target and kill tumor cells with no or very limited adverse effects on healthy non-cancer cells.
We have demonstrated that overexpression of ERVs is strongly associated with the overall survival of cancer patients. Hence, we believe such ERV-based therapies will induce a directed T-cell dependent immune response leading to tumor eradication. Our EVX-03 development candidate contains a combination of PIONEER predicted neoantigens and ObsERV™ predicted ERV-antigens.
We believe that ObsERV™ will allow us to develop therapeutic cancer vaccines benefitting a broader range of cancer patients for which no or limited treatment options exist. This includes providing novel treatment solutions for cancer patients that are unlike to respond to immunotherapy and cancer vaccines that targets neoantigens.
At the ASH conference in December 2023, we showcased a novel usage of ERVs for hematological cancers offering potential for a completely novel treatment paradigm.
Our EDEN™ Model
EDEN™ is our proprietary AI prediction model that rapidly identifies novel, highly protective B-cell targets for use in pathogen-specific prophylactic vaccines against bacteria and virus, including antimicrobial resistant bacteria. Our proprietary algorithms in EDEN™ allow us to predict and identify antigens that we believe will trigger a robust, protective immune response against almost any pathogen.
The core of our EDEN™ model is a proprietary machine learning ensemble of artificial neural networks trained using a feed-forward backpropagation approach to interpret immunological-relevant information in relation to bacterial antigens that incur protection in a vaccine setting. EDEN™ has been trained on our own curated data set derived by trawling through publicly available patents and publications with reported truly protective and non-protective antigens tested in clinical and pre-clinical settings. The input to the artificial neural network ensemble is a feature transformation of the protein data set, in which several global and sequence-resolved properties are extracted. These structural and functional features have been selected for their relevance in protein chemistry, immunology and protein structure and their ability to guide the network in discriminating protective versus non-protective antigens.
We believe our approach can be used to target almost any pathogenic infection and rapidly enables the discovery and development of vaccine product candidates. We have applied EDEN™ in seven bacteria pathogens to test its predictive power. For each pathogen, EDEN™ identified novel vaccine antigens which were subsequently expressed as proteins and tested in pre-clinical, mouse infection models, demonstrating protection against all seven pathogens.
EDEN™ forms the basis for several pipeline compounds. EVX-B1, our novel vaccine product candidate for the prevention of S. aureus, has now completed pre-clinical development and is ready for partnering. Currently, a study with a potential partner is ongoing under MTA, conclusion is expected in the first quarter of 2024. In continuation of this we are currently developing two pre-clinical bacterial vaccine programs; EVX-B2/EVX-B2-mRNA, targeting Neisseria gonorrhoeae, or N. gonorrhoeae infections, and EVX-B3, an undisclosed bacterial pathogen with a high medical need. The latter is in collaboration with a leading pharmaceutical company. In addition, EDEN™ is applied to a virus vaccine against cytomegalovirus, or CMV, EVX-V1 which is being developed in collaboration with ExpreS2ion Biotechnologies AB. The EDEN™ AI prediction model is already the basis for three existing partnerships, and we see great potential for further partnerships based upon the unique predictive capabilities of EDEN™.
Our RAVEN™ Model
RAVEN™ is our AI model that rapidly identifies T-cell epitopes in pathogenic virus and bacteria for the use in prophylactic infectious disease vaccines. The RAVEN™ model synergizes with EDEN™ as RAVEN™ identified T-cell antigens can be used either as a stand-alone or incorporated into known or novel EDEN™ identified B-cell antigens. We believe that a vaccine comprising both RAVEN™ and EDEN™ identified antigens will elicit both an antibody and a T-cell response. This may result in highly efficacious and broadly protective vaccines through robust memory T-cell populations. The RAVEN™ model is a transformer-based neural network, trained using a conditional generative adversarial network approach. The algorithm is adjustable and can be used to ensure the broadest possible response across human tissue types and entire virus species, or alternatively to target specific human populations with common tissue types and/or selected viral strains in outbreaks. In a study using 17 T-cell epitopes identified by RAVEN™ across the SARS-CoV-2 genome, 15 epitopes (88%) induced T-cell activation and provided significant protection against lethal SARS-CoV-2 challenge in a mouse model. Moreover, T-cell epitope enrichment involving engraftment of CD4+ T-cell epitopes from hemagglutinin genetic information across numerous influenza species improved antibody response in pre-clinical studies. Hemagglutinin, a viral fusion protein like the spike protein in coronaviruses, plays a crucial role in cellular entry. Enrichment of hemagglutinin significantly enhanced antibody response, resulting in 5-10 times better neutralization compared to non-enriched hemagglutinin. These identified antigens can be administered by any established vaccine delivery technology such as protein, DNA or mRNA.
We have applied RAVEN in our current pre-clinical vaccine program; EVX-V1, targeting CMV and in our EVX-B3 bacteria vaccine development.
Our AI-DeeP™ Model
AI-DeeP™ is our proprietary AI model designed to predict if patients respond to cancer immunotherapies and is an instrumental part for the Responder part of our strategy. It utilizes immunogenomic expression profiles as well as neoantigen and ERV-antigen burden to differentiate between patients who could benefit from these therapies and those who may not.
Initially, the model’s effectiveness was highlighted through a clinical trial (EVX-01) where it successfully retrospectively predicted patient outcomes based on immunogenomic profiles from tumor biopsies. This prediction was statistically significant and shows promise in identifying patient response to immunotherapy.

Furthermore, AI-DeeP™ was improved by incorporating additional features, including neoantigen and ERV-antigen burden, resulting AI-DeeP™ outperforming classical biomarkers in identifying non-responding patients. It showcased the ability to pinpoint 10-30% of non-responsive cases with a precision of 95%, compared to 70-80% precision achieved by traditional biomarkers tumor mutational burden, or TMB and PD-L1 tumor expression.
This AI model shows promise in reducing clinical development risks and enhancing benefits for patients and healthcare payers by stratifying patients based on their predicted likelihood to respond to immunotherapy. Hence, it holds great promise for improving outcomes and addressing the significant healthcare burden. Ongoing efforts aim to further refine and validate AI-DeeP™ by accumulating more data, enhancing its sensitivity, and increasing predictive accuracy.
We presented Proof of Principle for our Responding model in November 2023 at Biomarkers & Precision Oncology Europe conference. We are looking forward to pursuing a potential commercial Responder offering via a partnership-based approach.
Our pipeline
The immune system is generally considered nature’s strongest weapon to fight disease. When the immune system is engaged, people are often able to entirely eliminate a disease or infection from the body. Using our deep understanding of the human immune system and our proprietary AI-Immunology™ technology, we can mimic the human immune system in silico and predict whether certain stimuli induce an immune response. Our predictive power relies on our ability to process and interpret vast amounts of immune-related data, a process known as computational immunology. Using our in silico AI models, we are able to transform such data into advanced algorithms that we believe can accurately predict cellular interactions within the immune system and identify the right vaccine targets that will stimulate a relevant response. To translate the identified targets into product candidates, we test multiple delivery modalities and move the most promising forward. We believe this process allows us to discover new product candidates and move them into the clinic without expending time and resources on clinical development of product candidates that may ultimately fail to produce a therapeutic or prophylactic response.
Based upon the AI-Immunology™ platform we have established a broad pre-clinical and clinical pipeline within cancer and infectious diseases. Our pipeline candidates are a mix of proprietary and partnered programs. Please see the chart below for an overview of the current Evaxion pipeline.
Figure 5: The Evaxion pipeline.
Patent Portfolio and Intellectual Property
To protect and maintain exclusivity to our products and AI-Immunology™ platform, we have developed what we believe is a strong portfolio of patents and trade-secrets. Our strategy for protecting our AI-Immunology™ platform is to pursue patent protection on some essential features while keep other essential features as trade secrets. The strategy allows us to obtain patent protection on essential features and protect our technology against copying. We believe this strategy effectively protects our proprietary position and exclude competitors from utilizing our technology. In addition, we pursue patent protection for our pipeline products focusing on obtaining patent rights covering; composition of matter, methods, and use of same. We own twenty-seven (27) patent families; twenty-six (26) granted patents and seventy (70) patent applications. In generally our strategy is to file a priority document with the European Patent office (EPO) followed by a Patent Co-operation Treaty (PCT) application and subsequently national or regional filings, e.g. Unites States, Europe (EPO), Japan, China, Australia, and Canada.
We believe our AI-Immunology™ platform is uniquely positioned for generating novel immune related products and vaccines by utilizing the existing platform or integrating novel functionality to the platform. We plan to continue to innovate and partner to develop novel groundbreaking products and maintain the position of AI-Immunology™ as state-of-the art. We will continue to capture value of our innovation by patenting and trade-secrets following our strategy on intellectual property. These assets will continue to build and strengthen our position within AI, infectious disease, cancer vaccines and cancer treatment response predictions.
Our Management Team
To deliver on our objectives, we have built an experienced and broadly skilled management team.
Our Chief Executive Officer, Christian Kanstrup joined us on September 1, 2023. Christian Kanstrup has more than 25 years of experience in the life science industry, coming from a position of Executive Vice President at Mediq before joining Evaxion. Prior to that, Christian held a broad range of senior management roles at Novo Nordisk A/S, latest as Senior Vice President and global head of Biopharm Operations, and previously held other senior leadership roles within commercial, strategy and corporate development roles. Christian also holds various board and advisory positions in the life science industry, advising on corporate strategy and company growth.
Our Chief Science Officer Dr. Birgitte Rønø joined in 2017 and was appointed CSO in 2021. Dr. Rønø has more than 20 years’ experience in biopharmaceutical drug discovery from academia and industry and received her PhD in experimental oncology and immunology from National Institutes of Health, Bethesda, USA, and Copenhagen University Hospital, Denmark. Prior to joining Evaxion, Birgitte Rønø served as a specialist, team leader and project manager at Novo Nordisk A/S, where she was leading early drug discovery projects, evaluating in-licensing opportunities, and supporting drug development projects with pre-clinical and biomarker expertise.
Jesper Nyegaard Nissen joined as Chief Operating Officer in 2022 and was also appointed interim Chief Financial Officer in 2023. For over 25 years, Jesper Nyegaard Nissen has worked broadly across the pharma value chain in global operations positions at Novo Nordisk anchored in research, development and finance. He has covered business areas across a variety of focus points, including finance operation, external innovation and collaborations, digitalization of business process optimization, development and shaping of organizational capacities, and implementation of performance and process improvement structures.
Andreas Holm Mattsson serves as Chief AI Officer at Evaxion Biotech, where he’s been at the forefront in silico-based vaccine target discovery. He has played a key role in developing Evaxion’s innovative AI-Immunology platform, a proprietary AI technology for identifying novel vaccine targets for cancer and infectious diseases. Andreas brings a strong educational background in bioinformatics from the Technical University of Denmark and has previously worked at Novo Nordisk. Since founding Evaxion in 2008, he has been an essential part of the company’s growth, serving in various executive roles.
Our Strengths
Since our inception, we have applied our AI-Immunology™ capabilities to transform complex biological data into tangible AI-Immunology™ powered vaccines. We believe that we were one of the first companies to challenge status quo in drug discovery and development using AI technology. By building our capabilities, gathering data and developing our AI prediction models, we hold a pioneering position with our AI-Immunology™ platform.

Our key strengths include:
•
Our flexible, scalable and adaptable AI-Immunology™ platform offers a strong value proposition toward existing and potential partners

•
Our five AI models PIONEER™, ObsERV™, AI-DEEP™, EDEN™ and RAVEN™ ingrained in the AI-Immunology™ platform, have allowed us to generate numerous pipeline candidates within both cancer and infectious diseases, all with first-in-class potential and with our first two oncology product candidates currently in clinical development

•
Our AI-Immunology™ platform offers the potential to expand our partnerships and product candidate portfolio and allows for entering into additional therapy areas

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Our AI-Immunology™ platform facilitates the identification of novel effective vaccine targets, enhancing the potential for clinical success

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Our in-house capabilities for experimental screening and testing of novel targets allow us to move rapidly from target identification to pre-clinical development

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Our model for iterative training allows for continuous improvement of our AI-Immunology™ platform as data are generated throughout the drug development stages

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We have established a direct link between the predictive power of our AI-Immunology™ platform and preclinical and clinical outcome

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Our existing collaborations are confirming the strength of our AI-Immunology™ platform

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We have welcomed MSD GHI as a new shareholder substantiating pharma interest in our AI-Immunology™ platform

Risks Associated with Our Business
Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section of this prospectus titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:
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We are a clinical stage AI-Immunology company with only two product candidates in the early stages of clinical trials

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We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future

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We will require substantial additional financing to achieve our goals which may not be available

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We will need to develop our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations

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Pharmaceutical product development is inherently uncertain, and there is no guarantee that any of our product candidates will receive marketing approval

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No vaccine has been approved using our technology, and none may ever be approved

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Our product candidates may not work as intended, may cause undesirable side effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any

•
Our business model is based upon partnering and there is no guarantee that we will be able to secure needed partnerships to be able to monetize our assets. Our future partners, if any, may not be able to obtain regulatory approval for products, if any, derived from our product candidates under applicable US, European and other international regulatory requirements

•
We face significant competition in an environment of rapid technological and scientific change, and our failure to effectively compete would prevent us from achieving our goals

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Even if products derived from our product candidates receive regulatory approval, such products may not gain market acceptance and our future partners, if any, may not be able to effectively commercialize them

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If we are not successful in developing our product candidates and our future partners, if any, are not successful in commercializing any products derived from our product candidates, our ability to expand our business and achieve our strategic objectives will be impaired

•
We rely on third parties in the conduct of significant aspects of our pre-clinical studies and clinical trials and intend to rely on pharma partners in the conduct of future clinical trials. If these third parties/pharma partners do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements and/or fail to meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates

•
Our future partners, if any, may encounter difficulties in manufacturing to supply clinical studies and the marked

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Certain of our product candidates may be uniquely manufactured for each patient and we and/or our future partners may encounter difficulties in manufacturing, particularly with respect to the scaling-out of manufacturing capabilities

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If our efforts to obtain, maintain, protect, defend and/or enforce the intellectual property related to our product candidates and technologies are not adequate, we may not be able to compete effectively in our market

•
We may be involved in lawsuits to protect or enforce our intellectual property or the intellectual property of our licensors, or to defend against third-party claims that we infringe, misappropriate or otherwise violate such third party’s intellectual property

Corporate Information
We were incorporated under the laws of the Kingdom of Denmark on August 11, 2008, as a private limited liability company (in Danish: Anpartsselskab, or ApS) and are registered with the Danish Business Authority (in Danish: Erhvervsstyrelsen) in Copenhagen, Denmark under registration number 31762863. On March 29, 2019, our company was converted into a public limited liability company (in Danish: Aktieselskab, or A/S). Our principal executive offices are located at Dr. Neergaards Vej 5F, 2970 Hørsholm, Denmark and our telephone number is +45 31 31 97 53. Our website address is www.evaxion-biotech.com. The information on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only.
Implications of Being an “Emerging Growth Company”
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of all our ordinary shares, including those represented by the ADSs, that are held by non- affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.
Recent Developments
Private Placement
On December 18, 2023, the Company, entered into a securities purchase agreement (the “Purchase Agreement”) and an Investment Agreement (the “Investment Agreement”; and, together with the Purchase

Agreement referred to herein as the “Purchase Agreements”), with certain Institutional Accredited Investors, Qualified Institution Buyers and other Accredited Investors, including all members of the Company’s Management and Board of Directors and MSD GHI (“MSD”), a subsidiary of Merck Inc. (collectively, the “Purchasers”), for the issuance and sale in a private placement (the “Private Placement”) of 9,726,898 of the Company’s ordinary shares, represented by American Depositary Shares, and accompanying warrants to purchase up to 9,726,898 Ordinary Shares represented by ADSs at a purchase price of $0.544 per ordinary share. The warrants are exercisable immediately upon issuance, expire three (3) years after the closing date of the Private Placement and have an exercise price equal to $0.707 per Ordinary Share. The above number of Ordinary Shares and neither the purchase price thereof nor the exercise price of the warrants reflect the one (1) ADS for ten (10) ordinary shares Ratio Change effected on January 22, 2024, described below.
MSD participated in the Private Placement accounting for some 25% of the full offering amount. Further, the Private Placement included significant participation by all members of the Company’s management and board of directors.
The gross proceeds to the Company from the Private Placement were approximately $5.3 million, with up to an additional $6.8 million of gross proceeds upon cash exercise of the warrants, before deducting offering expenses payable by the Company.
The Private Placement was subject to the satisfaction of customary closing conditions and closed on December 21, 2023.
In connection with the Private Placement, the Company entered into a registration rights agreement with the Purchasers dated as of December 18, 2023, pursuant to which the Company agreed to prepare and file an initial registration statement (the “registration statement”) with the SEC registering the resale of the ordinary shares represented by ADSs and the ordinary shares represented by ADSs issuable upon the exercise of the warrants. All members of the Company’s management and board of directors have agreed to a lock-up period of 180 days from the effective date of such registration statement.
ADS Ratio Change
Our Board of Directors approved the change in the ratio of ADSs evidencing ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares, which will result in a one for ten (10) reverse split of the issued and outstanding ADSs (the “ADS Ratio Change”). The ADS Ratio Change was effective on January 22, 2024. All ADS and related warrant information presented in this prospectus, including our financial statements and accompanying footnotes, has been retroactively adjusted to reflect the reduced number of ADSs resulting from the ADS Ratio Change, unless otherwise noted.

The Offering
Securities offered by us
757,500 ADSs representing 7,575,000 ordinary shares and accompanying Warrants to purchase up to 757,500 ADSs representing 7,575,000 ordinary shares, or 2,992,500 pre-funded warrants to purchase 2,992,500 ADSs representing 29,925,000 ordinary shares and 2,992,500 accompanying Warrants to purchase 2,992,500 ADSs representing 29,925,000 ordinary shares. The ADSs or prefunded warrants, respectively and Warrants are immediately separable and will be issued separately in this offering but must initially be purchased together in this offering. Each Warrant has an exercise price of $4.00 per ADS, is immediately exercisable and will expire 5 years from the date of issuance. See “Description of Securities”. We are also registering the ADSs issuable upon exercise of the pre-funded warrants and the Warrants.
ADSs
Each ADS represents 10 ordinary shares. As a holder of ADSs, we will not treat you as one of our shareholders. The depositary, through its custodian, will be the holder of the ordinary shares underlying the ADSs, and you will have the rights of a holder of ADSs or beneficial owner (as applicable) as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time. To better understand the terms of the ADSs you should read the section herein entitled “Description of Share Capital and Articles of Association” in this prospectus. We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.
Series A Warrants
Each Warrant will be immediately exercisable, will expire five (5) years from the date of issuance and have an exercise price of $4.00, subject to adjustment as set forth therein.
Pre-Funded Warrants Offered
We are also offering to certain purchasers whose purchase of ADSs in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ADSs immediately following the closing of this offering, the opportunity to purchase, if such purchasers so choose, pre-funded warrants and accompanying Warrants to purchase ADSs, in lieu of ADSs that would otherwise result in any such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ADSs. Each pre-funded warrant will be exercisable for one ADS. The purchase price of each pre-funded warrant and accompanying Warrant will be equal to the price at which an ADS and accompanying Warrant is being sold to the public in this offering, minus an amount in US dollars equal to DKK 10 at the time of pricing of this offering, which amount is equal to $1.4537 as of the date of the prospectus, and the exercise price of each pre-funded warrant will be $1.4537, provided that such exercise price shall not be less than the USD equivalent to DKK 10 at the time of exercise. The pre-funded warrants will be exercisable immediately and may be exercised at any time until all of the pre-funded warrants are exercised in full. This prospectus also relates to the ADSs issuable upon exercise of any pre-funded warrants sold in this offering. For each pre-funded warrant we sell, the number of ADSs we are offering will be decreased on a one-for-one basis.
Term of the offering
This offering will terminate on March 1, 2024, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date.

Ordinary shares outstanding before this Offering
40,540,546 ordinary shares
ADSs outstanding before this Offering
2,099,610 ADSs. To date, not all of the holders of outstanding ordinary shares have converted their ordinary shares to ADSs.
Ordinary shares and ADSs to be outstanding after this offering, including ordinary shares represented by ADSs
78,040,446 ordinary shares, and 5,849,610 ADSs, assuming the exercise in full of the pre-funded warrants and no exercise of the Warrants or the warrants issued to the Placement Agent (the “Placement Agent Warrants”). As noted above, to date, not all of the holders of outstanding ordinary shares have converted their ordinary shares to ADSs.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $12.9 million. This is based on a public offering price of $4.00 per ADS, and after deducting the estimated Placement Agent fees and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to advance our preclinical and clinical pipeline, and for continuing operating expenses and working capital.
Risk factors
You should read the “Risk Factor Summary” section within this prospectus (“Risk Factors”), for a discussion of factors to consider carefully before deciding to invest in our securities.
Nasdaq Capital market
symbol
ADSs on the Nasdaq Capital Market under the symbol “EVAX.”
The number of our ordinary shares (including shares represented by ADSs in proportion to the designated ratio or ten (10) ordinary shares to one (1) ADS, as described in this registration statement) to be outstanding after this offering is based on 40,540,546 ordinary shares outstanding as of January 29, 2024 and excludes:
•
12,828,684 ordinary shares issuable upon the exercise of warrants outstanding as of the date of this prospectus, pursuant to our Warrant Incentive Plans, at a weighted average exercise price of $0.84 per warrant;

•
48,728,964 ordinary shares reserved for future issuance under our warrant plans. Includes 1,000,000 ordinary shares reserved for future issuance to employees, officers, directors, advisors and consultants, 728,964 ordinary shares reserved for future issuance under the EIB Warrants, as described below in the section entitled “Our EIB Warrants”), and 47,000,000 shares reserved for future issuance under warrants the may be issued to future investors, lenders, consultants and/or advisors, if any.

For the description of the Warrant Incentive Plan see “Warrant Incentive Plan” herein.
Unless otherwise stated, all information in this prospectus assumes no exercise of the outstanding options and warrants described above into ordinary shares, treats all restricted shares issued with outstanding restrictions to be vested as issued and outstanding ordinary shares, no exercise of the Warrants and Placement Agent Warrants issued in this offering and the exercise in full of pre-funded warrants in this offering.
Except as otherwise indicated all references to our articles of association in this prospectus refer to our articles of association, as amended as currently in force for the Company at the date of this prospectus.

Summary Consolidated Financial Data
The following tables set forth our summary financial data for the periods indicated. We have derived the summary statements of comprehensive loss data for the years ended December 31, 2022, 2021 and 2020 from our audited financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of comprehensive loss for the three and nine months ended September 30, 2023 and 2022 and the summary consolidated statements of financial position as of September 30, 2023, from the unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated interim financial statements on the same basis as the audited financial statements, and the unaudited condensed consolidated financial data include all adjustments, that we consider necessary for a fair presentation of our financial position and results of operations as of and for the periods presented.
Our financial statements are prepared and presented in accordance with IFRS, as issued by the IASB. IFRS differ in certain significant respects from U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods and our consolidated operating results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2023.
The summary financial data below should be read together with our financial statements and related notes, and our unaudited condensed consolidated interim financial statements and related notes included elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Summary Statements of Comprehensive Loss
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands, except per share amounts)
Research and development	$17,056	$19,583	$10,902
General and administrative	8,208	6,251	5,666
Total operating expenses	25,264	25,834	16,568
Operating loss	(25,264)	(25,834)	(16,568)
Finance income	2,831	2,039	216
Finance expenses	(1,508)	(915)	(223)
Net loss before tax	(23,941)	(24,710)	(16,575)
Income tax benefit	772	178	1,557
Net loss for the year	$(23,169)	$(24,532)	$(15,018)
Net loss attributable to shareholders of Evaxion Biotech A/S	$(23,169)	$(24,532)	$(15,018)
Loss per share – basic and diluted	$(0.98)	$(1.26)	$(0.97)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(USD in thousands, except per share amounts)
Research and development	$2,830	$4,068	$9,618	$12,983
General and administrative	2,932	2,015	8,215	5,756
Total operating expenses	5,762	6,083	17,833	18,739
Operating loss	(5,762)	(6,083)	(17,833)	(18,739)
Finance income	72	703	404	2,761
Finance expenses	(182)	(535)	(786)	(918)
Net loss before tax	(5,872)	(5,915)	(18,215)	(16,896)
Income tax benefit	194	175	613	599
Net loss for the period	$(5,678)	$(5,740)	$(17,602)	$(16,297)
Net loss attributable to shareholders of Evaxion Biotech A/S	$(5,678)	$(5,740)	$(17,602)	$(16,297)
Loss per share – basic and diluted	$(0.21)	$(0.24)	$(0.66)	$(0.69)

Summary Consolidated Statement of Financial Position
	September 30, 2023	December 31, 2022	As Adjusted(1)	Pro Forma As Adjusted(2)
	(USD in thousands)
Cash and cash equivalents	2,605	13,184	10,484	23,402
Total assets	$11,942	$22,025	19,821	32,739
Total liabilities	14,676	13,722	14,676	14,676
Share capital	$4,415	$3,886	46,219	11,723
Other reserves	82,614	77,076	88,689	96,103
Accumulated deficit	(89,763)	(72,659)	(89,763)	(89,763)
Total equity	(2,734)	8,303	5,145	18,063

(1)
The as adjusted financial position data gives effect to the Private Placement closed December 21, 2023, related to the issuance and sale of 9,726,898 of our ordinary shares, represented by ADSs, and accompanying warrants to purchase up to 9,726,898 ordinary shares represented by ADSs at a purchase price of $0.544 per ordinary share for an aggregate purchase price of $5.3 million. The as adjusted financial position also gives effect to the sale of 263,355 ADSs representing 2,633,550 ordinary shares that occurred on January 25, 2024 at a volume weighted average price (VWAP) of $9.7559 per ADS for an aggregate purchase price of approximately $2.5 million.

(2)
The pro forma as adjusted financial position data gives further effect the adjustments set forth in footnote 1 above and to additionally reflect the issuance and sale of 757,500 ADSs, representing 7,575,000 ordinary shares, in the offering at public offering price of $4.00 per ADS and accompanying Warrant, 2,992,500 pre-funded warrants at a public offering price of $2.5463 per pre-funded warrant and accompanying Warrant, assuming the exercise in full of the pre-funded warrants and no exercise of the Warrants, and after deducting estimated placement agent commission and estimated offering expenses payable by us.

RISK FACTORS
We are a clinical-stage TechBio company with an ambition to partner on targets, pipeline and responder models with no pharmaceutical products approved for commercial sale. Also, we have not yet made out-licensing agreements. Our business faces significant risks. You should carefully consider all of the information set forth in this registration statement, including the following risk factors which we face and which are faced by our industry. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this registration statement. See “Special Note Regarding Forward-Looking Statements” above.
Risks Related to our Financial Condition and Capital Requirements
We have incurred significant losses since our inception and we anticipate that we will continue to incur significant losses for the foreseeable future, which makes it difficult to assess our future viability. We have not generated significant revenue and may never be profitable.
We have incurred net losses in each year since our inception in 2008, including net losses of $23.2 million, $24.5 million, and $15.0 million for the years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, we had accumulated deficit of $72.7 million.
We have devoted most of our financial resources to research and development, including our pre-clinical and clinical development activities and the development of our AI-Immunology™ platform. To date, we have financed our operations primarily through the sale of equity securities, issuance of convertible debt instruments and through private and governmental grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, sales of assets, collaborations, including our out-licensing arrangements, if any, and grants. We believe that the cost and expense of most clinical testing, regulatory and marketing approval and commercialization of our product candidates are beyond the resources of all but the large biopharmaceutical and pharmaceutical companies. Therefore, we currently intend to develop our immunotherapies through pre-clinical or clinical proof of concept, or PoC, and then enter into partnership arrangements with large biopharmaceutical and pharmaceutical companies to conduct clinical trials, regulatory and marketing approval and commercialization of our product candidates. We have not yet entered into any such partnership arrangements and may be unable to do so on economically viable terms, if at all. As a result, clinical trials, including late stage clinical trials as well as pivotal clinical trials for our product candidates have not been commenced under any such partnership arrangements and even if such trials are commenced in the near future, it will be several years, if ever, before we, or our partners, if any, have a product candidate ready for commercialization. Even if our future partners, if any, obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates receive such approval, upfront, milestone and any other payments we receive from our future partners, if any, and our future partners’, if any, ability to achieve sufficient market acceptance, reimbursement from third-party payors, and adequate market share in those markets. We may never achieve profitability.
Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and our partners’ ability to obtain the regulatory approvals necessary to commercialize, our product candidates. We do not anticipate generating substantial revenues in the near term from any of our commercialization partnerships we may establish.
We expect to continue to incur significant expenses and operating losses for the foreseeable future. For the current year the primary cost drivers are:
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continue our research or development of our programs in pre-clinical and clinical development;

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continue to invest in our AI-Immunology™ platform to improve its predictive capabilities and identify novel vaccines;

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invest in generated needed pre-clinical evidence to support our partnership strategy

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change or add more suppliers;

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add more infrastructure to our quality control, quality assurance, legal, accounting, compliance and other groups to support our operations including our operation as a public company;

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attract and retain skilled personnel;

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make milestone or other payments under any in-license agreements; and

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maintain, protect, defend, enforce and expand our intellectual property portfolio.

Our ability to generate future revenues from our potential commercialization partnerships depends heavily on our success in:
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completing research and pre-clinical development, and successfully entering into partnership arrangements with large biopharmaceutical and pharmaceutical companies to conduct clinical trials, regulatory and marketing approval and commercialization of our product candidates for both our immuno-oncology and infectious disease product candidates to validate our AI-Immunology™ platform; and other business efforts

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seeking, negotiating and obtaining agreements with future partners, if any, on favorable terms for the completion of clinical trials, and United States and non-United States marketing approvals and commercialization of our product candidates;

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our relationships with our third-party manufacturers in order to provide adequate (in amount and quality) products and services to support clinical development of our product candidates;

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our future partners, if any, obtaining market acceptance of our product candidates as treatment options;

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our future partners, if any, launching and commercializing our product candidates for which marketing approval and reimbursement have been obtained;

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addressing any competing technological and market developments;

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implementing additional internal systems and infrastructure;

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maintaining, defending, protecting, enforcing and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and attracting, hiring and retaining qualified personnel.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the market price of the ADSs could decline.
Our financial condition and operating results have varied in the past and will continue to fluctuate from one financial period to the next due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this prospectus:
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delays or failures in advancement of existing or future product candidates into pre-clinical studies or clinical trials;

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failures in further development of our AI-Immunology™ platform;

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the ability of our future partners, if any, to manufacture and successfully commercialize our product candidates;

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our ability to manage our growth;

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the outcomes of research programs, pre-clinical studies and clinical trials, and other product development or approval processes conducted by us and/or our future partners, if any;

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our relationships, and any associated exclusivity terms, with partners;

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our contractual or other obligations to provide resources to fund our product candidates;

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our operations in a net loss position for the foreseeable future;

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risks associated with the international aspects of our business outside of Denmark, including the conduct of clinical trials in multiple locations;

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our and our partners’, to the extent relevant, consistent ability to have our products and product candidates manufactured by third parties;

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our ability to develop programs to fit into a clinical work-flow and treatment regimen;

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our ability to accurately report our financial results in a timely manner;

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our dependence on, and the need to attract and retain, key management and other personnel;

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our and our partners’ ability to obtain, protect, maintain, defend and enforce our intellectual property rights;

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our and our partners’ ability to prevent the theft or infringement, misappropriation or other violation of our intellectual property, trade secrets, know-how or technologies;

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potential advantages that our competitors and potential competitors may have in securing funding, obtaining the rights to critical intellectual property or developing competing technologies or products;

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our ability to obtain additional capital that may be necessary to expand our business;

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our future partners, if any, ability to obtain additional capital that may be necessary to develop and commercialize products under any future collaboration or licensing agreements;

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business interruptions such as power outages, strikes, acts of terrorism, pandemics or natural disasters;

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the effects of climate change on our operations;

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the effects of the continuing conflict between Russian and the Ukraine and in the Middle East may have on our business and operations; and

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our ability to use our net operating loss, or NOL, carryforwards to offset future taxable income.

Due to the various factors mentioned above, and others, the projected financial information included in this should not be relied upon as indications of our future operating performance.
We have a history of losses and will require additional funding to support ongoing operational needs.
We have incurred recurring losses since inception. We expect to continue to incur significant expenses related to the research, development and manufacturing of our product candidates and in connection with conducting clinical studies related thereto. Additionally, we may encounter unforeseen difficulties, complications, development delays and other unknown factors that require additional expense. As a result of these expenditures, we expect to continue to incur significant losses for the foreseeable future.
We have not yet established a source of revenues sufficient to cover our operating costs, and as such, we have financed our operations through successive capital increases, collaboration agreements and receipt of research grants.
These facts and conditions raise substantial doubt about our ability to continue as a going concern, and our independent registered public accounting firm has included an explanatory paragraph regarding going concern qualification in its audit report. While we have entered into arrangements for financing with Lincoln Park Capital and Global Growth Holdings, those facilities are not yet operational or effective and may never be. The failure to raise additional funding may have a material adverse effect on our business, results of operations and financial position, and may adversely affect our ability to continue as a going concern. If we do not become consistently profitable, our accumulated deficit will grow larger and our cash balances will decline further, and we will require further financings to continue operations. Any such financings may not be accessible on acceptable terms, if at all.
If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research and development programs of our product candidates or be required to file for reorganization or liquidation under applicable reorganization or bankruptcy laws.

We will need substantial additional financing to achieve our goals, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.
We estimate that our cash and cash equivalents were $7.7 million as of January 29, 2024. The net proceeds from our IPO completed in February 2021 was $25.3 million, based on the initial public offering price of $10.00 per ADS, after deducting underwriting discounts and commissions and offering expenses. The net proceeds from our follow-on offering completed in November 2021 was $24.9 million, based on the public offering price of $7.00 per ADS after deducting underwriting discounts and commissions and offering expenses.
In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million, or the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. In connection with disbursement of each tranche, EIB is entitled to receive certain warrants, or the EIB Warrants. In November 2020, we initiated the process to receive the funds from the disbursement of tranche 1 of the EIB Loan in the aggregate amount of €7.0 million but due to the timing of our IPO we did not finalize a disbursement offer. In connection therewith, EIB received 351,036 EIB Warrants, which vested immediately, pursuant to the terms of a separate warrant agreement, or the EIB Warrant Agreement. We received the proceeds from the drawdown of the first tranche of the EIB loan of €7.0 million on February 17, 2022. As of the date of this registration statement, we have not initiated a drawdown on any additional tranches of the EIB Loan and under the present business plans we do not expect to draw the remaining 2 tranches. The remaining two tranches have become void.
In June 2022, we entered into a purchase agreement, or the LPC Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park, pursuant to which we may, from time to time and at our sole discretion, for a period of 36-months, direct Lincoln Park to purchase up to 4,649,250 of our ordinary shares represented by the ADSs, subject to the development in the ADS price. If the ADS price is between $5.00 and $40.00 (as adjusted to take into account the ADS ratio change) the number of purchase shares is limited to 50,000. If the price is not below $40.00 the purchase share limit may be increased to 60,000 purchase shares and if the price is not below $6.00 the purchase shares limit may be increased to 70,000 purchase shares. Under the terms of the LPC Purchase Agreement, we may receive up to $40,000,000 in aggregate gross proceeds from any sales of our ordinary shares represented by ADSs that we make to Lincoln Park thereunder. In connection with the LPC Purchase Agreement, we issued 428,572 ADSs representing ordinary shares to Lincoln Park as consideration for a commitment fee of $1,200,000 for Lincoln Park’s agreement to purchase ordinary shares represented by ADSs under the LPC Purchase Agreement, or the Commitment Shares. As of the date of this prospectus, Lincoln Park has not purchased any additional ordinary shares represented by the ADSs and we have not received any proceeds therefrom. At current, the closing conditions to make the LPC Purchase Agreement operational have not yet been met.
In October 2022, we initiated an at-the-market, or ATM, program with JonesTrading Institutional Services LLC, or JonesTrading, acting as sales agent, relating to the sale of up to $14,439,000 of the ADSs. As of the date of this prospectus, we have raised gross proceeds of $9,229,131 from the sale of ADSs under this ATM program.
On July 31, 2023, we entered into an agreement with Global Growth Holding Limited, or GGH, for the issuance of, and subscription to, convertible notes, or the Notes, convertible into new ordinary shares, nominal value DKK 1, or the ordinary shares, or the GGH Agreement, with ten shares represented by one (1) American Depositary Share, or the ADSs. Pursuant to the GGH Agreement, we may elect to sell to GGH up to $20,000,000 in such Notes, subject to certain limitations and conditions set forth in therein. The Notes are subject to conversion into new ordinary shares at any time upon submission of a request for conversion by GGH.
Pursuant to the GGH Agreement, on any business day over the 36-month term of the GGH Agreement, we have the right, but not the obligation, at our sole discretion and subject to certain conditions, to direct GGH to purchase tranches of up to $700,000 in aggregate value of Notes, or a Tranche. The Notes carry a zero coupon and will be issued at a subscription price corresponding to their par value. The conversion price of the Notes will be determined as 83.5% of the second lowest closing volume weighted average share price (VWAP) of the ADSs for the eight (8) trading days immediately preceding the issuance of each conversion request by GGH, unless the lowest closing VWAP of the ADSs over the such eight (8) trading days is the most recent trading day in which case the conversion price will be 85% of the lowest closing VWAP of the ADSs over such eight (8) day period. The closing conditions to the GGH Agreement, which will include filing a registration statement, have not yet been met and the facility is not yet available to us.
On December 18, 2023, we entered into a securities purchase agreement, or the Securities Purchase Agreement, and an Investment Agreement, or the Investment Agreement, with certain Institutional Accredited Investors, Qualified Institution Buyers and other Accredited Investors, including all members of the Company’s Management and Board of Directors and MSD GHI, or MSD, a subsidiary of Merck Inc., for the issuance and sale in a private placement of 9,726,898 of the Company’s ordinary shares, DKK 1 nominal value represented by American Depositary Shares and accompanying warrants to purchase up to 9,726,898 Ordinary Shares represented by ADSs at a purchase price of $0.544 per Ordinary Share. The Warrants are exercisable immediately upon issuance, expire three (3) years after the closing date and have an exercise price equal to $0.707 per Ordinary Share. The above number of ordinary shares and neither the purchase price thereof nor the exercise price of the warrants reflect the one (1) ADS for ten (10) ordinary shares Ratio Change effected on January 22, 2024, described herein.
We expect that the net proceeds from our IPO, our follow-on offering, our private placement in December 2023 and the net proceeds, we have received and may receive in the future under the ATM program and our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditures until the end of April 2024. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, other collaborations and licensing arrangements, or a combination of these approaches. In any event, we will require additional capital to achieve our goals. We will seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual funds we will require for our development activities.
Our future funding requirements, both near and long term, will depend on many factors, including, without limitation:
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the initiation, progress, timing, costs, and results of pre-clinical or nonclinical studies and clinical trials for our product candidates;

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the results of research and our other platform activities;

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the clinical development plans we establish for our product candidates;

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the terms of any agreements with our future partners, if any;

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the number and characteristics of any technology that we develop or may in-license;

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the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA, the TGA and other comparable regulatory authorities;

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the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement,

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misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;

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the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;

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the cost and timing of completion and further expansion of clinical scale manufacturing activities by third parties sufficient to support all of our current and future programs.

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the impact and duration of the COVID-19 pandemic and its effect on the global economy and our business;

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the effects of climate change on the global economy and our business; and

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the effects of the continued conflict between Russia and the Ukraine and in the Israel-Gaza region on the global economy and our business.

To date, we have financed our operations primarily through the sale of equity securities, the EIB loan and from private and governmental grants and we cannot be certain that additional funding will be available on favorable terms, or at all. Until we can generate sufficient upfront fees, milestone payments and royalty revenues from our agreements with future partners, if any, to finance our operations, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, sales of assets, out-licensing arrangements, and other product development arrangements. Any fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop our product candidates, the AI-Immunology™ platform as well as establishing partnerships. In addition, we cannot guarantee that future financing will be available in sufficient amounts, at the right time, on favorable terms, or at all. Negative clinical trial data or setbacks, or perceived setbacks, in our programs or with respect to our technology could impair our ability to raise additional financing on favorable terms, or at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs to decline. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that may adversely affect our securityholders’ rights.
We may not be in compliance with the EIB Loan’s beneficial ownership requirements following this offering
The EIB Loan contains a requirement that, at all times while the EIB Loan is outstanding, Niels Iverson Moller, one of our co-founders and a director, and Andreas Holm Mattsson, our Chief AI and Culture Officer, and/or their affiliates together must beneficially own at least 20% of our issued and outstanding ordinary shares, or the EIB Ownership Requirement. Currently, it is anticipated that together Messrs. Moller and Mattsson will beneficially own approximately 14.1% of our issued and outstanding ordinary shares following this offering (see the section herein entitled “Share Ownership”), which would cause us not to be in compliance with the EIB Ownership Requirement. Currently, we are in discussions with EIB to obtain a waiver of the EIB Ownership Requirement. EIB has initially indicated that, in order to grant such a waiver, it would request a partial repayment of the EIB Loan in an amount which we anticipate may be in the range of $500,000 to $750,000, which, if agreed between EIB and us, we would anticipate paying out of our current cash on hand. While we believe we will be able to obtain such a waiver, we cannot give you any assurance that we will be able to do so. If we are unable to obtain a waiver, EIB may have rights to demand repayment of the EIB Loan.
This offering is being made on a best efforts basis and we may sell fewer than all of the securities offered hereby and may receive significantly less in net proceeds from this offering, which will provide us only limited working capital.
This offering is being made on a best efforts basis and we may sell fewer than all of the securities offered hereby and may receive significantly less in net proceeds from this offering. Assuming that we receive net proceeds of approximately $12.9 million from this offering (assuming an offering with gross proceeds of $15.0 million, and assuming full exercise of pre-funded warrants), we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will satisfy our capital into the middle of 2025 under our current business plan. Without giving effect to the receipt of any proceeds from this offering, we currently estimate that our existing cash and cash equivalents are sufficient to fund business operations until end of April 2024 assuming no income from ongoing business development discussions.
We will need to develop our company, and we may encounter difficulties in managing this development, which could disrupt our operations.
As of the date of this prospectus, we have 49 full-time equivalent employees and, in connection with the development and advancement of our pipeline, partnerships and becoming a public company, we expect to keep developing our operations. To manage our anticipated development, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, and retain as well as recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities.
As a developing TechBio company, we are actively pursuing technologies, drug classes, platforms and product candidates in more therapeutic areas and across a wide range of diseases. Successfully developing product candidates for and fully understanding the regulatory and manufacturing pathways to all of these therapeutic areas and disease states requires significant human capital resources with a depth of talent, and corporate processes in order to allow simultaneous execution across multiple areas. Due to our limited resources, we may not be able to effectively manage this simultaneous execution and the development of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees.
In addition, the commitments in being Nasdaq listed and low liquidity in the capital markets may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively and develop our product candidates will depend in part on our ability to effectively manage the future development of our company.
We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations and investors may lose confidence in our financial reports and the market price of the ADSs could be adversely affected.
As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an “emerging growth company,” as defined by the JOBS Act. We do not expect to have our independent registered public accounting firm attest to our management report on internal control over financial reporting for so long as we are an emerging growth company.
As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.
In connection with the preparation of our financial statements for the year ended December 31, 2022, we continued to be in the process of designing and implementing controls to monitor and provide oversight over the design and operating effectiveness of internal control over financial reporting in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. We determined that management failed to implement certain components of the COSO framework, including elements of the control environment, information and communication, control activities and monitoring of control activities. Therefore, we have assessed that we lacked sufficient internal controls to support effective financial reporting as of December 31, 2022, which constitutes a material weakness.
To remediate this material weakness, we will continue to make further progress on the design and operating effectiveness of our internal controls over financial reporting, including the monitoring, oversight and evaluation of our internal controls. We will allocate more internal resources to internal controls and intend to engage external advisors to provide training and to reassess and redesign processes and develop new controls as appropriate including assisting with the evaluation and documentation of the risk assessment, design and operating effectiveness of our internal controls over financial reporting and assist with the remediation of any deficiencies.
Additionally, in the years ended December 31, 2021 and 2020, we had identified a material weakness in our internal control over financial reporting, which remained unremediated as of December 31, 2022. The unremediated material weakness identified relates to the lack of accounting and supervisory personnel that possess an appropriate level of technical accounting experience and training, and their lack of supervision over third party service providers in areas such as books and records, financial controlling, and financial statements preparation.
To remediate this previously identified material weakness, we retained an advisory firm to provide additional depth and breadth to our technical accounting and financial reporting capabilities and are taking steps such as the hiring of additional finance staff. Also, during 2021, we hired four additional accounting personnel with financial statement closing experience and technical IFRS knowledge for the purposes of timely and reliable financial reporting in accordance with IFRS and the requirements set forth by the SEC. In 2022 external advisors were engaged and processes and control procedures were documented and implementation of systems for monitoring and documenting control performance were initiated. A new Chief Financial Officer with considerable public company experience was hired, but the loss of key employees delayed the remediation plans for 2022. Substitutions have been hired effective from the second quarter of 2023.
While we have implemented and intend to continue implementing our plans to remediate these material weaknesses, we cannot predict the success of such plans or if they will result in remediation of these material weaknesses or that additional material weaknesses will not be identified in the future. If we are unable to remediate these material weaknesses or if we experience additional material weaknesses in the future or otherwise continue to fail in maintaining an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations. Our investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.
Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.
We do not carry insurance for all categories of risk that our business may encounter, and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. If our future partners, if any, obtain marketing approval for any product candidates that we or our future partners, if any, may develop, we intend to acquire insurance coverage to include the sale of commercial products, but we may be unable to obtain such insurance on commercially reasonable terms or in adequate amounts, if at all. If our losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our future partners, if any, may develop. We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board, our board committees or our management team.
Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver.
While a statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money, uncertainty and liquidity concerns in the broader financial services industry remain. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. The U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all.
While we maintain our cash and cash equivalents in multiple financial institutions worldwide, our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired by the financial institutions with which we have arrangements directly facing liquidity constraints or failures. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws, any of which could have material adverse impacts on our operations and liquidity.
Inflation could adversely affect our business and results of operations.
While inflation in the United States has been relatively low in recent years, from 2021 to 2023, the economy in the United States encountered a material level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine and Middle East conflicts and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.
Risks Related to our Business and Industry
Our AI approach to the discovery of product candidates is novel and unproven, and we do not know whether we or our future partners, if any, will be able to develop any products of commercial value. If we or our future partners, if any, are unable to advance our product candidates in clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.
We are leveraging our AI-Immunology™ platform to create a pipeline of cancer immunotherapies and bacterial and viral infectious disease product candidates for patients whose diseases have not been adequately addressed to date by other approaches, and, together with our partners, if any, to design and conduct efficient clinical trials with a potentially greater likelihood of success. We will also aim at out-licensing identified targets or product candidates earlier in the development process as well as partner on target discovery. While we believe that applying our AI-Immunology™ platform to create medicines for defined patient populations may potentially enable drug discovery research that is more efficient than conventional drug research, our approach is both novel and unproven and, therefore, the cost and time needed to develop our product candidates either by us or our future partners, if any, is difficult to predict. Our efforts may not result in the discovery and development of commercially viable medicines. We may also be incorrect about the effects of our product candidates on the diseases of our targeted patient populations, which may limit the utility of our approach or the perception of the utility of our approach. Furthermore, our defined patient populations available for study and treatment may be lower than expected, which could adversely affect our, or our partners, ability to conduct clinical trials and may also adversely affect the size of any market for medicines we, or our partners, may successfully commercialize. Our approach may not result in clinical effect, time savings, higher success rates or reduced costs as we expect and, if not, we may not attract future partners, if any, or develop new drug candidates as quickly or cost effectively as expected and therefore our future partners, if any, may not be able to commercialize our approach as originally expected.
Our AI approach may fail to help us discover and develop additional product candidates, which could materially harm our business, financial condition, results of operations and prospects.
Any drug discovery that we are conducting using our AI-Immunology™ platform may not be successful in identifying compounds that have commercial value or therapeutic utility. Our AI-Immunology™ platform may initially show promise in identifying potential product candidates, yet fail to yield viable product candidates for clinical development or commercialization for a number of reasons, including:
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we may not be successful in our efforts to identify new product candidates as well as in securing partnerships for these. If we are unable to identify suitable additional compounds attractive to partners for pre-clinical and clinical development, our ability to develop product candidates and generate revenue in future periods could be compromised, which could result in significant harm to our financial position and adversely impact the market price of the ADSs;

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compounds found through our AI-Immunology™ platform may not demonstrate efficacy, safety or tolerability;

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potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance;

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competitors may develop alternative therapies that render our potential product candidates non-competitive or less attractive;

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a product candidate may not be capable of being manufactured at an acceptable cost and speed; or

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we may not be able to scale up manufacturing of personalized therapies to a commercial scale.

We may experience challenges with the acquisition, development, enhancement or deployment of technology necessary for our AI-Immunology™ platform.
Our business requires sophisticated computer systems and software. Some of the technologies are changing rapidly and we must continue to adapt to these changes in a timely and effective manner at an acceptable cost. There can be no guarantee that we will be able to develop, acquire, enhance, deploy or integrate new technologies, that these new technologies will meet our needs or achieve our expected goals, or that we will be able to do so as quickly or cost-effectively as our competitors. Significant technological change could render our AI-Immunology™ platform obsolete. Our continued success will depend on our ability to adapt to changing technologies, manage and process ever-increasing amounts of data and information and improve the performance features of our AI-Immunology™ platform in response to an ever-changing patient population. We may experience difficulties that could delay or prevent the successful design, development, testing, and introduction of advanced versions of our AI-Immunology™ platform, limiting our ability to identify new product candidates. Any of these failures could have a material adverse effect on our operating results and financial condition.

Our product candidates may not work as intended, may cause undesirable side effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any, which could materially harm our business, financial condition, results of operations and prospects.
As with most biological and vaccine products, use of our product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. The potential for adverse events is especially acute in the oncology setting, where patients may have advanced disease, have compromised immune and other systems and be receiving numerous other therapies. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us, our future partners, if any, or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, the TGA or comparable regulatory authorities. Results of clinical trials of our product candidates could reveal a high and unacceptable severity and prevalence of side effects.
If unacceptable side effects arise in the development of our product candidates, we, our future partners, if any, the FDA, the EMA, the TGA, competent authorities of the European Union member states, ethics committees, the institutional review boards, or IRBs, at the institutions in which clinical trials of our product candidates are conducted, or a Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials. The FDA, the EMA, the TGA or comparable regulatory authorities could also order us or our future partners, if any, to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our or our partners’ clinical trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect that we or our future partners, if any, may have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may materially harm our business, financial condition, results of operations and prospects.
Monitoring the safety of patients receiving our product candidates is challenging, which could adversely affect our and our partners’ ability to obtain regulatory approval and commercialize our product candidates.
In our ongoing and planned clinical trials, we have contracted with and are expected to continue to contract with academic medical centers and hospitals experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, these centers and hospitals may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, inexperience, shift changes, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us, our future partners, if any, or the FDA, EMA, TGA or other comparable regulatory authority delaying, suspending or terminating one or more of our clinical trials, and which could jeopardize regulatory approval. We also expect the centers using our product candidates, if approved, on a commercial basis could have similar difficulty in managing adverse events. Medicines used at centers to help manage adverse side effects of our product candidates may not adequately control the side effects and may have a detrimental impact on the treatment. Use of these medicines may increase with new physicians and centers administering our product candidates.
In addition, even if our future partners, if any, successfully advance one or more of our product candidates into and through late stage clinical trials, such trials will likely only include a limited number of subjects and limited duration of exposure to our product candidates. As a result, we cannot be assured that adverse effects of our product candidates will not be discovered when a significantly larger number of patients are exposed to the product candidate. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of taking our product candidates over a multi-year period.
If any of our product candidates were to receive marketing approval and we, our future partners, if any, or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

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regulatory authorities may withdraw their approval of products derived from one or more of our product candidates;

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our future partners, if any, may be required to recall products derived from one or more of our product candidates or change the way such products are administered to patients;

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additional restrictions may be imposed on the marketing of the products derived from one or more of our product candidates or the manufacturing processes for such products or any component thereof;

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regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

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our future partners, if any, may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a Medication Guide outlining the risks of such side effects for distribution to patients;

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we or our future partners, if any, could be sued and held liable for harm caused to patients;

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the products derived from one or more of our product candidates may become less competitive; and

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our reputation may suffer.

Any of the foregoing events could prevent our future partners, if any, from achieving or maintaining market acceptance of the particular product candidate, even if approved, and result in the loss of significant revenues to us, which would materially and adversely affect our results of operations and business. In addition, if one or more of our product candidates generally prove to be unsafe, our AI-Immunology™ platform and product pipeline could be affected, which would have a material adverse effect on our business, financial condition, results of operations and prospects.
Pre-clinical development, including the timeline from target identification to clinical development, is uncertain. Our pre-clinical programs may experience delays or may never advance to clinical trials, which would adversely affect our partners’ ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all and would have an adverse effect on our business, financial condition, results of operations and prospects.
A portion of our product pipeline is in pre-clinical development and these programs could be delayed or not advanced into the clinic. In addition, due to our current financial position and adverse market conditions for raising additional capital, we intend to out-license certain targets we may identify and certain of our pre-clinical programs to future partners, if any, earlier than we might have otherwise done if we had the funds to mature them into more valuable opportunities for partners. We may not be able to enter into any such out-licensing arrangements for such current or future targets and as a result, we may not be able to further develop such targets or product candidates in a timely fashion or at all. In addition, we may not be able to identify any new targets and even if we do, we may not be able to enter into any such out-licensing arrangements for such new targets and as a result, we may not be able to further develop such new targets or product candidates in a timely fashion or at all. Before we or our future partners, if any, can initiate clinical trials for product candidates, we or our future partners, if any, must complete extensive pre-clinical studies, including IND-enabling Good Laboratory Practice toxicology testing that supports our planned INDs in the United States or similar applications in the EMA, the TGA and other jurisdictions. We, or our future partners, if any, must also complete extensive work on CMC activities (including collecting yield, purity and stability data) to be included in the IND filing or other equivalent regulatory filing. CMC activities for a new category of medicines require extensive manufacturing processes and analytical development, which are uncertain and lengthy. For instance, issues have occurred in the past as we attempted to scale up our manufacturing and these issues may occur in the future. In addition, we, or our future partners, if any, may have difficulty identifying appropriate buffers and storage conditions to enable sufficient shelf life of batches of our pre-clinical or clinical product candidates. If we, or our future partners, if any, are required to produce new batches of our product candidates due to insufficient shelf life, it may delay the commencement or completion of pre-clinical studies or clinical trials of such product candidates. For example, we, and our future partners, if any, cannot be certain of the timely completion or outcome of our pre-clinical testing and studies and cannot predict if the FDA, the EMA, the TGA or other regulatory authorities will accept the results of our, or our future partners, if any, pre-clinical testing or our proposed clinical programs or if the outcome of our pre-clinical testing, studies and CMC activities will ultimately support the further development of our programs. As a result, we cannot be sure that we or our future partners, if any, will be able to submit INDs or similar applications for our or their pre-clinical programs on the expected timelines, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin. Additionally, while we have demonstrated our ability to move from target identification to clinical development within as little as 18 months with our EVX-02 product candidate, which is now in Phase 1/2a trial, no assurance can be given that we or our future partners, if any, will be able to do the same with other product candidates in various phases of clinical development and trials in the future.
A variety of risks associated with conducting research and clinical trials in the United States and other countries outside of Denmark and marketing our product candidates, if approved, by our future partners, if any, internationally could materially harm our business, financial condition, results of operations and prospects.
We anticipate that commercialization of our product candidates, if approved, will take place globally by future partners. Accordingly, we expect that we and our future partners, if any, will be subject to additional risks related to operating in multiple countries, including:
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differing regulatory, application of AI and personal data requirements in such countries;

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unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

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increased difficulties in managing the logistics and transportation of storing and shipping product candidates produced in various countries and shipping the product candidate to patients in other countries;

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import and export requirements and restrictions;

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economic weakness, including inflation, or political instability in particular economies and markets;

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compliance with tax, employment, immigration and labor laws for employees living or traveling in other countries;

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taxes, including withholding of payroll taxes;

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currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

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difficulties staffing and managing operations outside of Denmark;

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workforce uncertainty in countries where labor unrest is more common;

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differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;

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potential liability under the U.S. Foreign Corrupt Practices Act of 1977 or comparable regulations in Denmark, Australia and other jurisdictions;

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challenges enforcing our contractual and intellectual property rights, especially in those countries that do not respect and protect intellectual property rights to the same extent as do Denmark and the United States;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities in other countries; and

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business interruptions resulting from geopolitical actions, including war and terrorism, such as the invasion of Ukraine by Russia and the resulting armed conflict, as well the conflict in the Israel-Gaza region, as well as those resulting from climate change, natural disasters, cybersecurity attacks, and pandemics such as COVID-19 and variants such as Delta, Omicron and others.

These and other risks associated with our international operations and our collaborations with our future partners, if any, may materially adversely affect our ability to attain or maintain profitable operations.

Interim top-line and preliminary data from studies or trials that we and/or our future partners, if any, announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data. Adverse differences between preliminary or interim data and final data could materially harm our business, financial condition, results of operations and prospects.
From time to time, we and/or our future partners, if any, may publish interim top-line or preliminary data from pre-clinical studies or clinical trials. Interim data are subject to the risk that one or more of the outcomes may materially change as more data become available. We and/or our future partners, if any, may also make assumptions, estimations, calculations and conclusions as part of the analyses of data, and we and/or our future partners, if any, may not have received or had the opportunity to fully evaluate all data. As a result, the top-line results that we and/or our future partners, if any, report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Additionally, interim data from clinical trials that we and/or our future partners, if any, may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could materially harm our business prospects.
Further, others, including the FDA, the EMA, the TGA and other regulatory agencies, may not accept or agree with our and/or our future partners’, if any, assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we and/or our future partners, if any, choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we and/or our future partners, if any, determine not to disclose may ultimately be deemed significant by you or others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the top-line data that we and/or our future partners, if any, report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, product candidates may be harmed, which could significantly harm our business prospects.
Results of pre-clinical studies and clinical trials of our product candidates may not be predictive of future trial results.
Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after positive results in earlier pre-clinical studies or clinical trials. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. Notwithstanding any potential promising results in earlier studies and trials, we and/or our future partners, if any, cannot be certain that we and/or our future partners, if any, will not face similar setbacks. Even if our or our partners’ clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates. In addition, the results of our pre-clinical studies may not be predictive of the results of outcomes in human clinical trials. For example, our current product candidates and any future product candidates may demonstrate different chemical, biological and pharmacological properties in patients than they do in pre-clinical studies or may interact with human biological systems in unforeseen or harmful ways. Product candidates in later stages of clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. Even if we and/or our future partners, if any, are able to initiate and complete clinical trials, the results may not be sufficient to obtain regulatory approval for our product candidates.

Our current and/or planned clinical trials or those of our future partners, if any, may reveal significant adverse events not seen in our pre-clinical or nonclinical studies and may result in a safety profile that could delay or terminate clinical trials, or delay or prevent regulatory approval or market acceptance of any of our product candidates.
There is typically an extremely high rate of attrition for product candidates across all categories of medicines proceeding through clinical trials. These product candidates may fail to show the desired safety and efficacy profile in later stages of clinical trials despite having progressed through nonclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates.
Some of our product candidates may need to be co-administered with other developmental therapies or approved medicines. Such combinations may have additional side effects, which may be difficult to predict in future clinical trials.
If significant adverse events or other side effects are observed in any of our and/or our future partners’, if any, current or future clinical trials, we and/or our future partners, if any, may have difficulty recruiting trial participants to any of our and/or our partners’ clinical trials, trial participants may withdraw from trials, or we and/or our future partners, if any, may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, and/or our future partners, if any, the FDA, the EMA, the TGA or other applicable regulatory authorities, ethics committees or an IRB may impose a clinical hold on, or suspend or terminate, clinical trials of a product candidate at any time for various reasons, including a belief that participants in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, an unfavorable benefit-risk ratio may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition, results of operations and prospects.
We and/or our future partners, if any, may not be able to develop or obtain approval for companion diagnostics required for commercialization of some of our product candidates.
Some of our product candidates may require the use of companion diagnostic tools. If safe and effective use of a biologic product depends on an in vitro companion diagnostic, then the FDA generally requires approval or clearance of the diagnostic, known as a companion diagnostic, concurrently with approval of the therapeutic product. To date, the FDA has generally required in vitro companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a pre-market approval, or PMA, for that diagnostic, which can take up to several years, simultaneously with approval of the biologic product. Similarly, in the European Union, an in vitro companion diagnostic may be placed on the market only if it conforms to certain “essential requirements” and bears the Conformité Européenne Mark, or CE Mark, and the conformity assessment process to obtain the CE Mark can be lengthy.
For our personalized immunotherapy candidates, the FDA and similar regulatory authorities outside of the United States such as the EMA or the TGA, may require the development and regulatory approval of a companion diagnostic assay as a condition to approval. The FDA may require PMA supplemental approvals for use of that same companion diagnostic as a condition of approval of additional individualized therapeutic candidates. We do not have experience or capabilities in developing or commercializing companion diagnostics and plan to, if required, rely in large part on third parties to perform these functions. Companion diagnostic assays are subject to regulation by the FDA and other comparable regulatory authorities in other jurisdictions as medical devices and require separate regulatory approval prior to the use of such diagnostic assays with our therapeutic candidates. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostic assays for use with our therapeutic candidates, or are unable to obtain regulatory approval or experience delays in either development or obtaining regulatory approval, we and/or our future partners, if any, may be unable to identify patients with the specific profile targeted by our product candidates for enrollment in our clinical trials. Accordingly, further investment may be required to further develop or obtain the required regulatory approval for the relevant companion diagnostic assay, which would delay or substantially impact our ability to conduct additional clinical trials or obtain regulatory approval.
The FDA, EMA, TGA or other regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results.
There may not be pharmacologic therapies approved to treat the underlying causes of many diseases that we and/or our future partners, if any, may address in the future. For instance, we and/or our future partners, if any, may apply our technology to develop therapeutics in indications for which no or few clinical trials have been attempted. As a result, any future design and conduct of clinical trials of product candidates for the treatment of certain diseases may take longer, cost more, or be less effective as part of the novelty of development in these diseases. Even if we decide to conduct clinical trials and the FDA does find our success criteria to be sufficiently validated and clinically meaningful, we may not achieve the pre-specified endpoint to a degree of statistical significance in any pivotal or other clinical trials we and/or our future partners, if any, may conduct for our programs. Further, even if we and/or our future partners, if any, do achieve the pre-specified criteria, our and/or our future partners’, if any, clinical trials may produce results that are unpredictable or inconsistent with the results of the more traditional efficacy endpoints in the trial. The FDA also could give overriding weight to other efficacy endpoints over a primary endpoint, even if we and/or our future partners, if any, achieve statistically significant results on that endpoint, if we and/or our future partners, if any, do not do so on the secondary efficacy endpoints. The FDA also weighs the benefits of a product against its risks and the FDA may view the efficacy results in the context of safety as not being supportive of licensure. Other regulatory authorities in Europe, Australia and other countries may make similar findings with respect to these endpoints.
The FDA, EMA, TGA or other comparable regulatory authorities may disagree with our and/or our future partners’, if any, regulatory plan and we and/or our future partners, if any, may fail to obtain regulatory approval of our product candidates.
If the results of our and/or our future partners’, if any, clinical trials are sufficiently compelling, we and/or our future partners, if any, intend to discuss with the FDA, the EMA, the TGA or other regulatory authorities, submission of a BLA, EMAA, AMAA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere, an European Union marketing authorization, an Australian marketing authorization or other regulatory authorization for our product candidates. However, we and/or our future partners, if any, do not have any agreement or guidance from the FDA that our and/or our future partners’, if any, regulatory development plans will be sufficient for submission of a BLA, EMAA, AMAA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere for any of our product candidates. The FDA, EMA, TGA or other regulatory agencies may grant accelerated approval for our product candidates and, as a condition for accelerated approval, the FDA, EMA, TGA or other regulatory agencies may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA, EMA, TGA or other regulatory agencies that are more accelerated than those available for regular approvals. In addition, the standard of care may change with the approval of new products in the same indications that we are studying. This may result in the FDA, EMA, TGA or other regulatory agencies requesting additional studies to show that our product candidate is superior to the new products.
Our and/or our future partners’, if any, clinical trial results may also not support approval. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:
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the FDA, the EMA, the TGA or comparable regulatory authorities may disagree with the design or implementation of our clinical trials;

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we and/or our future partners, if any, may be unable to demonstrate to the satisfaction of the FDA, the EMA, the TGA or comparable regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

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the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, the TGA or comparable regulatory authorities for approval, including due to the heterogeneity of patient populations;

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we and/or our future partners, if any, may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;

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the FDA, the EMA, the TGA or comparable regulatory authorities may disagree with our and/or our future partners’, if any, interpretation of data from pre-clinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA, the EMA, the TGA or comparable regulatory authorities to support the submission of a BLA, EMAA, AMAA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere;

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the FDA, the EMA, the TGA or comparable regulatory authorities will inspect our third-party manufacturers’ and/or our future partners’, if any, manufacturing facilities and may not approve such facilities; and

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the approval policies or regulations of the FDA, the EMA, the TGA or comparable regulatory authorities may significantly change in a manner rendering our or our future partners’, if any, clinical data insufficient for approval.

We and/or our future partners, if any, may not be able to file INDs with the FDA, clinical trial applications with the competent authorities of European Union member states, clinical trial applications with the competent authorities in Australia or similar applications with other comparable regulatory authorities to commence additional clinical trials on the timelines we and/or our future partners, if any, expect, and even if we and/or our future partners, if any, are able to, one or more of these regulatory authorities may not permit us or our future partners, if any, to proceed.
The timing of filing on our product candidates is dependent on further pre-clinical, clinical and manufacturing success. We and/or our future partners, if any, cannot be sure that filing of an IND or IND amendment with the FDA, a clinical trial application with the competent authorities of European Union member states, a clinical trial application with the competent authorities in Australia or similar application with other comparable regulatory authorities will result in the FDA, the competent authorities of European Union member states, the competent authorities in Australia or any comparable regulatory authority allowing testing and clinical trials to begin, or that, once begun, issues will not arise that result in the suspension or termination of such clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, clinical trial application or similar applications, no assurance can be given that such regulatory authorities will not change their requirements in the future.
We and/or our future partners, if any, may seek orphan drug designation for some or all of our product candidates across various indications, but we and/or our future partners, if any, may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.
We and/or our future partners, if any, may seek for orphan drug designation in the United States and other jurisdictions, such as the European Union, where a similar designation may be available for our product candidates. In the United States, under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population of 200,000 or greater in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full new drug application, or NDA, or a BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity. Similar rules apply in the European Union and Australia with respect to drugs or biologics designated as orphan medicinal products.
In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective. Further, even if we and/or our future partners, if any, obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective, or makes a major contribution to patient care. Similar considerations apply in the European Union and Australia with respect to drugs or biologics designated as orphan medicinal products. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. In addition, while we and/or our future partners, if any, may seek orphan drug designation for our product candidates, we may never receive such designations.
We and/or our future partners, if any, may seek breakthrough therapy or fast-track designation for one or more of our product candidates, but we and/or our future partners, if any, may not receive such designations. Even if we and/or our future partners, if any, do receive such designations, it may not lead to a faster development or regulatory review or approval process, and it may not increase the likelihood that such product candidates will receive marketing approval.
We and/or our future partners, if any, may seek a breakthrough therapy designation in the United States and other jurisdictions, such as the European Union, where a similar designation may be available, for one or more of our product candidates. In the United States, a breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the BLA.
Designation as a breakthrough therapy is at the discretion of the FDA. Accordingly, even if we and/or our future partners, if any, believe that one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a drug may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product candidate no longer meets the conditions for qualification, or it may decide that the time period for FDA review or approval will not be shortened.
We and/or our future partners, if any, may also seek Fast Track Designation in the United States and/or a Conditional Market Authorization, or CMA, in the European Union for some of our product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address significant unmet medical needs for this condition, the drug sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, and even if we and/or our future partners, if any, believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. In January 2023, we received Fast Track Designation for our EVX-01 product candidate, to be used in combination with pembrolizumab (KEYTRUDA) for the treatment of patients with unresectable metastatic melanoma to improve progression free survival. Even though we have received this Fast Track Designation and even if we receive Fast Track Designation, for any of our other product candidates, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation alone does not guarantee qualification for the FDA’s priority review procedures.
We expect some of the product candidates we develop will be regulated as biologics in the United States and elsewhere and therefore they may be subject to competition from biosimilars approved through an abbreviated regulatory pathway sooner than expected.
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty.
We believe that any of our product candidates approved as a biological product under a BLA should qualify for a 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.
We and/or our future partners, if any, may be unable to obtain regulatory approval for our product candidates under applicable international regulatory requirements. The denial or delay of such approval would delay commercialization of our product candidates and adversely impact our potential to generate revenue, which could materially harm our business, financial condition, results of operations and prospects.
Approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In order to eventually market any of our product candidates in any other jurisdiction, we and/or our future partners, if any, must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding safety and efficacy. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods.
Seeking regulatory approval in other jurisdictions could result in difficulties and costs for us and require additional pre-clinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. The European Union, Australia and other jurisdictions’ regulatory approval processes involve all of the risks associated with FDA approval. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we and/or our future partners, if any, fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be unrealized.
Even if we and/or our future partners, if any, receive regulatory approval of our product candidates, we and/or our future partners, if any, will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. We may be subject to penalties if we and/or our future partners, if any, fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.
Even if we and/or our future partners, if any, obtain regulatory approval in a jurisdiction, the applicable regulatory authority may still impose significant restrictions on the indicated uses or marketing of our product or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.
If we and/or our future partners, if any, fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:
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issue a warning letter asserting that we are in violation of the law;

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seek an injunction or impose civil or criminal penalties or monetary fines;

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suspend or withdraw regulatory approval or revoke a license;

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suspend any ongoing clinical trials;

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refuse to approve a pending BLA or supplements to a BLA submitted by us;

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seize product; or

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refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our and/or our partners’ ability to commercialize any approved products and generate revenues.
If any of our product candidates cause undesirable side effects, it could delay or prevent their regulatory approval, limit the commercial potential, or result in significant negative consequences following any potential marketing approval. Product candidates we and/or our future partners, if any, may develop may be associated with an adverse immune response or other serious adverse events, undesirable side effects or unexpected characteristics. In addition to serious adverse events or side effects caused by any of our product candidates, the administration process or related procedures also can cause undesirable side effects. If any such events occur, the clinical trials of any of our product candidates could be suspended or terminated.
If in the future, we and/or our future partners, if any, are unable to demonstrate that such adverse events were caused by factors other than our product candidates, the FDA, the EMA, the TGA or other regulatory authorities could order us to cease further development of, or deny approval of, any of our product candidates for any or all targeted indications. Even if we and/or our future partners, if any, are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled trial participants to complete the trial. Moreover, if we and/or our future partners, if any, elect, or are required, to delay, suspend or terminate any clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product sale revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our and/or our partners’ ability to identify and develop product candidates, and may materially harm our business, financial condition, result of operations and prospects.

Additionally, if we and/or our future partners, if any, successfully obtain regulatory approval for a product candidate, the FDA, the EMA, the TGA or other regulatory authority could require us to adopt a REMS or a risk management plan, or RMP, to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, extensive patient monitoring, or distribution systems and processes that are highly controlled, restrictive, and more costly than what is typical for the industry. Furthermore, if we, our future partners, if any, or others later identify undesirable side effects caused by any product that we and/or our future partners, if any, develop based on one or more of our product candidates, several potentially significant negative consequences could result, including:
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regulatory authorities may suspend or withdraw approvals or revoke licenses of such product;

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regulatory authorities may require additional warnings on the label;

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we and/or our future partners, if any, may be required to change the way a product is administered or conduct additional clinical trials;

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we could be sued and held liable for harm caused to patients and their children; and

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our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of any products we and/or our future partners, if any, may identify and develop based on one or more of our product candidates and could materially harm our business, financial condition, results of operations and prospects.
If we and/or our future partners, if any, are successful in gaining approval for any of our product candidates, we and/or our future partners, if any, will continue to face significant regulatory oversight of the manufacturing and distribution of our products. Product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA, the EMA, the TGA and other regulatory authorities for compliance with Current Good Manufacturing Practices, or cGMP, and adherence to commitments made in the BLA. If we, our future partners, if any, or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.
If we and/or our future partners, if any, as applicable, are not successful in discovering, developing and commercializing additional product candidates beyond our current portfolio, our ability to expand our business and achieve our strategic objectives would be impaired.
A key element of our strategy is to discover and, through our future partners, if any, potentially develop and commercialize additional product candidates beyond our current portfolio to treat various conditions and in a variety of therapeutic areas. We intend to do so by investing in our own AI-Immunology™ platform to engage in drug and target discovery efforts, exploring potential collaborations for the development of new product candidates, and potentially in-licensing delivery technologies. We may also out-license potential new product candidates to future partners, if any, that have their own delivery technology. Furthermore, we may enter into co-development or other partnership arrangements based on our AI-Immunology™ platform without pre-clinical or clinical studies including but not limited to responder models. Identifying new product candidates requires substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Even if we identify product candidates that initially show promise, we and/or our future partners, if any, may fail to successfully develop and commercialize such product candidates for many reasons, including the following:
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our AI-Immunology™ platform may not successfully identify potential product candidates;

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competitors may develop alternatives that render our product candidates obsolete;

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product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

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a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

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a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

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an approved product may not be accepted as safe and effective by trial participants, the medical community or third-party payors.

If we are unsuccessful in identifying, developing and, through our future partners, if any, commercializing additional products, our potential for growth may be impaired.
Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new or existing product candidates from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could materially harm our business, financial condition, results of operations and prospects.
The ability of the FDA and other government agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency has fluctuated in recent years as a result. In addition, government funding of government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other government agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including beginning on December 22, 2018, the United States government has shut down several times and certain regulatory agencies, such as the FDA, has had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process its regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
The ability of the FDA and other regulatory authorities outside the United States to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or other regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or other regulatory authorities’ ability to perform routine functions. For example, average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies, such as the EMA following its relocation to Amsterdam and resulting staff changes, may also slow the time necessary for new drugs, medical devices and biologics or modifications to approved drugs, and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.
Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections at domestic and foreign manufacturing facilities from March 2020 until July 2021. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus may lead to further inspectional delays. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.
If the FDA or other regulatory authorities become unable to continue their current level of performance, we and/or our future partners, if any, could experience delays and setbacks for our product candidates and for any approvals we and/or our future partners, if any, may seek which could adversely affect our business.
Our business, operations and clinical development plans and timelines have been affected by the COVID-19 pandemic and a future pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect our business operations, including the manufacturing, clinical trial and other business activities performed by us, our future partners, if any, or by suppliers or third parties with whom we conduct business, including our CDMOs, CROs, shippers and others.
Our business has been and could be further adversely affected by health epidemics wherever we have clinical trial sites or other business operations. In addition, health epidemics could cause significant disruption in the operations of third-party CDMOs, CROs and other third parties upon whom we rely.
If there is a future pandemic, other aspects of our ongoing clinical trials and future planned clinical trials may be adversely affected, delayed or interrupted, including, for example, site initiation, patient recruitment and enrollment, availability of clinical trial materials, clinical trial site data monitoring and efficacy, safety and translational data collection, and data analysis. Some patients and clinical investigators may not be able to comply with clinical trial protocols and patients may choose to withdraw from our trials or we may have to pause enrollment or we may choose to or be required to pause enrollment and/or patient dosing in our ongoing or planned clinical trials in order to preserve health resources and protect trial participants.
In addition, we depend on a global supply chain, including timely shipment of patient specimens and ingredients, to manufacture product candidates used in our pre-clinical studies and clinical trials. Quarantines, “shelter-in-place” and similar government orders, or the expectation that such orders, shutdowns or other restrictions could occur, whether related to COVID-19 or other epidemics, could impact personnel at third-party manufacturing facilities in the United States, Europe and other countries, or the availability or cost of materials, any of which factors, either individually or collectively, could disrupt our supply chain.
Additionally, it has been widely reported that there has been a global shortage of microchips that has been affecting almost every industry, which has impacted the production of machinery and final products. This shortage could adversely impact our suppliers’ ability to meet their contractual obligations to provide us with necessary products and materials. If our relationships with our suppliers or other vendors are terminated or scaled back as a result of the COVID-19 pandemic or other epidemics, we may not be able to enter into arrangements with alternative suppliers or vendors or do so on commercially reasonable terms or in a timely manner. Replacing or adding additional suppliers or vendors involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new supplier or vendor commences work. As a result, delays may occur, which could adversely impact our ability to meet our desired clinical development and any future commercialization timelines. Although we carefully manage our relationships with our suppliers and vendors, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not harm our business.
In addition, our business, including our pre-clinical studies and clinical trials have been and may continue to be affected by the COVID-19 pandemic or other pandemics. Clinical site initiation, patient enrollment and activities that require visits to clinical sites, including data monitoring, have been and may continue to be delayed due to prioritization of hospital resources toward the COVID-19 pandemic or concerns among patients about participating in clinical trials during a pandemic. Some patients may have difficulty following certain aspects of clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. For example, some patients, may not be able to attend follow-ups and comply with trial protocols. These challenges have and, in the future, may continue to also increase the costs of completing our clinical trials. Similarly, if we are unable to successfully recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 or experience additional restrictions by their institutions, city or state, our clinical trial operations could be adversely impacted.

In the event that government authorities were to impose restrictions on employees coming to the workplace, our employees who currently are not working from home may no longer be able to access our facilities, including our laboratories and our operations may be further limited or curtailed. An increase in the number of personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. Further, any such restrictions may also impact the availability or cost of materials, which would disrupt our supply chain and manufacturing efforts and could affect our ability to enter into partnerships and discovery collaborations and to conduct ongoing and planned clinical trials and preparatory activities. We may also face difficulties in obtaining access to manufacturing slots for our product candidates. For example, a number of vaccines for COVID-19 were granted Emergency Use Authorization by the FDA in late 2020 and early 2021, and resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials.
In addition, personnel working from home could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, ethics committees, manufacturing sites, research or clinical trial sites and other important agencies and contractors. Further, we and our third-party service providers, including our CROs, the clinical trial sites, our manufacturers and suppliers, may experience staffing shortages as a result of personnel contracting COVID-19 and its variants such as Delta, Omicron and others.
Further, we may experience additional disruptions that could severely impact our business and clinical trials, including:
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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

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interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

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limitations on employee resources that would otherwise be focused on the conduct of our pre-clinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

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risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;

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refusal of the FDA or other regulatory authorities to accept data from clinical trials in these affected geographies; and

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shipment of patient specimens / biological material across county boarders and nationally.

These and similar, and perhaps more severe, disruptions in our operations could materially harm our business, financial condition, results of operations, and prospects.
Russia’s invasion of Ukraine and ancillary developments may have an adverse effect on our business.
The invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates, including patient enrollment. We and our collaborators rely on global networks of contract research organizations and clinical trial sites to enroll patients. Delays in research activities or in the conduct of our clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers at additional expense. In addition, the conflict between Russia and the Ukraine has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all
Unfavorable global and regional economic, political, health, climate and other conditions and events, including recent conflict in the Israel-Gaza region, could adversely affect our business, financial condition or results of operations.
Our results of operations could be adversely affected by global or regional economic, political, health, climate and other conditions and events, including recent conflict in the Israel-Gaza region. A global financial crisis or global or regional political and economic instability, wars, terrorism, civil unrest, outbreaks of disease and pandemics, such as COVID-19, and other unexpected events, such as natural disasters, internet security threats, and damage to global communication networks, could cause extreme volatility, disrupt our business and increase our costs and expenses. Business disruptions could include, among others, disruptions to clinical enrollment, clinical site availability, patient accessibility, conduct of our clinical trials and commercialization activities, as well as temporary closures of our facilities and the facilities of suppliers or manufacturers in our supply chain.
For example, trade policies and geopolitical disputes (including as a result of China-Taiwan geo-political instability) and other international conflicts can result in tariffs, sanctions and other measures that restrict international trade, and can materially adversely affect our business, particularly if these measures occur in regions where our third-party contract manufacturers operate. Countries may also adopt measures, such as controls on imports or exports of goods, technology or data, that could adversely impact our operations and supply chain.
For example, the military conflict between Russia and Ukraine has increased the likelihood of supply interruptions and made it difficult to conduct business operations, including clinical trials, in the region and in nearby countries. Such developments could negatively impact such operations or require us to delay or suspend clinical trial activities, which may increase product development costs and harm our business. In addition, the COVID-19 outbreak, including developments involving subsequent COVID-19 variants, significantly affected the financial markets of many countries and resulted and may in the future result in a variety of regulatory orders, guidance and restrictions. Similarly, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. We do not have multiple-site capacity for all of our operations in the event of a business disruption. Furthermore, parties in our supply chain and our partners are similarly vulnerable to these global or regional economic, political, health, climate and other conditions and events. Global or regional economic, political, health, climate and other conditions and events could result in a variety of risks to our business, including our ability to raise capital when needed on acceptable terms, if at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which such conditions and events could adversely impact our business.
Risks Related to the Manufacturing of our Product Candidates and Future Pipeline
We and/or our future partners, if any, may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management or shipping. If we, and/or our future partners, if any, or any of the third-party manufacturers we and/or our future partners’, if any, work with encounter such difficulties, our and/or our future partners, if any,’ ability to supply materials for clinical trials or any approved product could be delayed or stopped.
At early-stage development product knowledge is limited. Specifically, due to the nature of our personalized immunotherapies and novel delivery technologies, we and/or our future partners, if any, may encounter difficulties in manufacturing, product release, shelf life, testing, storage and supply chain management, or shipping. These difficulties could be due to any number of reasons including, but not limited to, complexities of producing batches at larger scale, equipment failure, choice and quality of raw materials and excipients, analytical testing technology, and product instability. In an effort to optimize product features, we have in the past and we and/or our future partners, if any, may in the future make changes to our product candidates in their manufacturing and stability formulation and conditions. This may in the future result in our and/or our future partners’, if any, having to resupply batches for pre-clinical or clinical activities when there is insufficient product stability during storage and insufficient supply. Insufficient stability or shelf life of our product candidates could materially delay our and/or our future partners’, if any, ability to continue the clinical trial for that product candidate or require us and/or our future partners, if any, to begin a new clinical trial with a newly formulated drug product, due to the need to manufacture additional pre-clinical or clinical supply.
For our personalized therapies, we and/or our future partners, if any, may encounter issues with our and/or our future partners’, if any, ability to timely and efficiently manufacture product given the on-demand requirements of such therapies, thereby potentially impacting clinical and commercial supply.
As we and/or our future partners, if any, continue developing new manufacturing processes for our drug substances and drug products, the changes we and/or our future partners, if any, implement to manufacturing process may in turn impact specification and stability of our drug products. Changes in our manufacturing processes may lead to failure of lots and this could lead to substantial delays in our clinical trials. Our product candidates may prove to have a stability profile that leads to a lower than desired shelf life of the final approved immunotherapy. This poses risk in supply requirements, wasted stock and higher cost of goods.
We and/or our future partners, if any, may be dependent on a number of equipment providers who are also implementing novel technology. Further, we and/or our future partners, if any, may develop custom manufacturing equipment for certain of our product candidates. If such equipment malfunctions or we and/or our future partners, if any, encounter unexpected performance issues, we and/or our future partners, if any, could encounter delays or interruptions to clinical and commercial supply.
Due to the number of different products being manufactured in the same facility, we and/or our future partners, if any, may have cross contamination of products in the manufacturing facility, or in in the pharmacy during preparation of the final drug for patient administration that affect the integrity of our product candidates. Additionally supplied raw materials and consumables can be contaminated or/or adulterated.
As we and/or our future partners, if any, scale the manufacturing output for particular programs, we plan to continuously improve process robustness, yield, purity, and the stability profile and shelf-life of our product candidates from clinical stage studies through commercial launch. Due to continuous improvement in manufacturing processes, we and/or our future partners, if any, may introduce changes to the manufacturing process, raw materials and/or manufacturing facilities for a particular program during development. However, such changes might require extended pharmaceutical property testing, such as six- or 12-month stability testing that could delay clinical trials. Additionally, there is always the risk of unexpected problems when introducing changes.
We and/or our future partners, if any, may utilize a number of raw materials and excipients that are either new to the pharmaceutical industry or are being employed in a novel manner. Some of these raw materials and excipients may not have been scaled to a level to support commercial supply and could experience unexpected manufacturing or testing failures, or supply shortages. Such issues with raw materials and excipients could cause delays or interruptions to clinical and commercial supply of our product candidates. Further, one or more of our programs may have a single source of supply for raw materials and excipients. Additionally, we and our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or supply chain issues, such as those experienced due to the COVID-19 pandemic, or as a result of climate change, or unstable political environments, such as recent events in Ukraine and Russia or in the Israel-Gaza region, or other geopolitical uncertainty. If we and/or our future partners, if any, and manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to manufacture our products, or to make our product candidates available for clinical trials could be jeopardized. Any such delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.
We and/or our future partners, if any, may learn that any or all of our product candidates are less stable than desired. We and/or our future partners, if any, may also find that transportation conditions negatively impact product quality. This may require changes to the formulation or manufacturing process for one or more of our product candidates and result in delays or interruptions to clinical or commercial supply. In addition, the cost associated with such transportation services and the limited pool of vendors may also add additional risks of supply disruptions.
The occurrence of any of these factors could materially harm our business, financial condition, results of operations, and prospects.
We expect to rely on external CDMOs or a future partner, if any, for the manufacture of our product candidates. Our or our future partners’, if any, inability to manufacture or have manufactured sufficient quantities of our product candidates, or our or our future partners’, if any, failure to comply with applicable regulatory requirements, would materially and adversely affect our business.
Manufacturing is a vital component of all of our product candidates. All manufacturing for clinical and commercial use must be performed in compliance with cGMP regulations. We expect to rely on external CDMOs for the manufacture of our product candidates. For our personalized immunotherapies, it is not possible to build up product stocks in advance as for standard pharmaceuticals due to the personalized nature of the therapy. If any of the facilities of our CDMOs experiences difficulties, including related to manufacturing, product release, shelf life, testing, storage and supply chain management or shipping, our and/or our future partners, if any,’ clinical development programs may be delayed or suspended until we and/or our future partners, if any, can resume operations. We may also be required to incur significant expenditures to resolve such difficulties.
CDMOs facilities and the facilities of our future partners, if any, are subject to various regulatory requirements and may be subject to inspection by the FDA, EMA, TGA or other regulatory authorities. If our CDMOs or our future partners, if any, cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA, TGA or comparable regulatory authorities in other jurisdictions, we and or our future partners, if any, may not be able to rely on our CDMOs’ manufacturing facilities for the manufacture of our product candidates. If the FDA, EMA, TGA or another comparable regulatory authority finds our CDMOs’ facilities or the facilities of our future partners, if any, inadequate for the manufacture of our product candidates or if such facilities are subject to enforcement action in the future or are otherwise inadequate, we and /or our future partners, if any, may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates. Additionally, we and/or our future partners, if any, may experience manufacturing difficulties due to resource constraints, labor disputes, the effects of climate change, cybersecurity breaches or unstable political environments. If we and/or our future partners, if any, were to encounter any of these difficulties, our and/or our future partners’, if any, ability to provide our product candidate to patients in clinical trials, or to provide product for the treatment of patients once approved, would be jeopardized.
We are, and our future partners, if any, shall be subject to regulatory and operational risks associated with the physical and digital infrastructure at both our future partners’, if any, internal manufacturing facilities and at those of external service providers.
We may engage CDMOs that have facilities with a high level of digitization for clinical manufacturing relative to industry standards. While this is meant to improve operational efficiency, this may pose additional risk of process equipment malfunction and even overall manufacturing system failure or shutdown due to internal or external factors including, but not limited to, design issues, system compatibility or potential cybersecurity breaches. This may lead to delay in supply or shutdown of our CDMOs’ or our future partners’, if any, facilities. Any disruption in our CDMOs or our future partners, if any,’ manufacturing capabilities could cause delays in production capacity for drug substances or drug products, impose additional costs, or may require us to identify, qualify and establish relationships with additional CDMOs with alternative manufacturing sites, the occurrence of which could materially harm our business, financial condition, results of operations and prospects.
As the development and commercial capacity for our or our future partners’, if any, product candidates and products expand, we and/or our future partners, if any, may need to establish additional manufacturing capabilities and expand to other locations or geographies, which may lead to regulatory delays or prove costly. If we or our future partners, if any, fail to select the correct location, complete the construction in an efficient manner, recruit the required personnel, and generally manage our growth effectively, the development and production of our product candidates could be delayed or curtailed. Additional investments may be needed if changes in our manufacturing process lead to required changes in our infrastructure.
Certain of our product candidates rely on the availability of key raw materials, which may not be available to us on acceptable terms or at all.
Certain of our product candidates require key raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial product, and the suppliers may not be able to deliver raw materials to our specifications. These suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We also do not have contracts with many of these suppliers, and we may not be able to contract with them on acceptable terms or at all. Accordingly, we may in the future experience delays in receiving key raw materials to support clinical or commercial manufacturing.
In addition, some raw materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Further, we may be unable to enter into agreements with a new supplier on commercially reasonable terms, which could have a material adverse impact on our business.
Our product candidates are inherently sensitive to shipping and storage conditions and could be subject to risk of loss or damage.
Our product candidates are sensitive to temperature, storage and handling conditions. Loss in product candidates could occur if the product or product intermediates are not stored or handled properly.
We are subject to significant regulatory oversight with respect to identification and manufacturing our product candidates. We do not have our own manufacturing facilities and rely on CDMOs or our future partners, if any, to manufacture our product candidates. The manufacturing facilities of our CDMOs or our future partners, if any, may not meet regulatory requirements. Failure to meet cGMP requirements set forth in regulations promulgated by the FDA, the EMA, the TGA and other comparable regulatory authorities could result in significant delays in and costs of any products we or our future partners, if any, develop.
The manufacturing of all of our product candidates, for clinical trials or commercial sale, if approved, is subject to extensive regulation. cGMP requirements govern manufacturing processes and procedures, including record-keeping, and the implementation and operation of quality systems to control and assure the quality of products and materials used in clinical trials. We do not have our own manufacturing facilities and rely on third party CDMOs or future partners, if any, to manufacture our product candidates. The manufacturing facilities of our third-party CDMOs or future partners, if any, may not meet regulatory requirements. Failure to meet cGMP requirements set forth in regulations promulgated by the FDA, the EMA, the TGA and other comparable regulatory authorities could result in significant delays in and costs of our product candidates.
Poor control of the cGMP production processes can lead to product quality failures that can impact our or our future partners’, if any, ability to supply product, resulting in lost revenue, cost overruns and delays to clinical timelines, which could be extensive. Such production process issues include but are not limited to:
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critical deviations in the manufacturing process;

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facility and equipment failures;

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contamination of the product due to an ineffective procedures;

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facility contamination as assessed by the facility and utility environmental monitoring program;

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ineffective process, equipment or analytical change management, resulting in failed lot release criteria;

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raw material failures due to ineffective supplier qualification or regulatory compliance issues at critical suppliers;

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ineffective corrective actions or preventative actions taken to correct or avoid critical deviations due to our developing understanding of the manufacturing process as we scale; and

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failed or defective components or consumables.

All necessary documentation in support of clinical trials as well as a BLA or other marketing authorization application must be provided on a timely basis and must adhere to the FDA’s, the EMA’s, the TGA’s and other countries’ cGMP or other quality assurance requirements which are enforced, in the case of the FDA, in part through its facility inspection program.
Regulatory authorities typically require representative manufacturing site inspections to assess adequate compliance with cGMPs and manufacturing controls as described in the filing. If one of our third-party or future partners’, if any, manufacturing sites fails to provide sufficient quality assurance or control, approval to initiate clinical trials or to commercialize our product candidates may not be granted. Inspections by regulatory authorities may occur at any time during the development or commercialization phase of products. The inspections may be product-specific or facility-specific for broader cGMP inspections or as a follow up to development or market issues that the regulatory agency may identify. Deficient inspection outcomes may negatively affect the ability of our third-party CDMOs or future partners, if any, to fulfill their supply obligations, impacting or delaying supply or delaying the development of one or more of our product candidates.
The manufacturing process for any products that we may develop is subject to the FDA’s, the EMA’s, the TGA’s and other regulatory authorities’ approval processes, and we may need to contract with manufacturers who we believe can meet applicable regulatory authority requirements on an ongoing basis. If our third-party CDMOs or future partners, if any, are not able to reliably produce product candidates to specifications acceptable to the FDA, the EMA, the TGA or other regulatory authorities, we or our future partners, if any, may not be able to obtain or maintain the approvals we or they need for our clinical trials or to commercialize such product candidates. Even if our future partners, if any, obtain regulatory approval for any of our product candidates, there is no assurance that either our CDMOs or our future partners, if any, will be able to manufacture our product candidates to specifications acceptable to the FDA, EMA, TGA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts or increase our cost of goods. The occurrence of any of the foregoing could materially harm our business, financial condition, results of operations and prospects.
In addition, we may not have direct control over the ability of our CDMOs or our future partners, if any, to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, our CDMOs may be engaged with other companies to supply or manufacture materials or products for such companies, which exposes our CDMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory status of our CDMOs’ facilities. Our future partners’, if any, failure, or the failure of our third-party CDMOs, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates (including those of our future partners, if any,) and our overall business operations. Our future dependence upon others for the manufacture of our product candidates and raw materials may adversely affect our future profit margins and our ability to conduct our clinical trials and the ability of our future partners, if any, to commercialize any products that receive regulatory approval on a timely and competitive basis.

The FDA, EMA, TGA and other regulatory authorities may require our future partners, if any, to submit product samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA, the TGA or other regulatory authorities may require that our future partners, if any, do not distribute a lot or lots until the relevant agency authorizes such release. Deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Our third-party CDMOs or future partners, if any, may have, in the past, experienced lot failures and some may have experienced product recalls. Lot failures or product recalls with respect to product produced by either our future partners’, if any, facilities or those of our third-party CDMOs could cause us and our future partners, if any, to delay clinical trials or product launches, which could be costly to us and otherwise materially harm our business, financial condition, results of operations and prospects.
Our future partners, if any, and our third-party CDMOs also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our or our future partners’, if any, manufacturing processes and operations, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. While we will train and qualify all personnel around the appropriate handling of our product candidates and materials, we may not be able to control for or ultimately detect intentional sabotage or negligence by any of our employees, the employees of our future partners, if any, or any contractor.
Risks Related to the Commercialization of our Pipeline
We will rely on our future partners, if any, to further develop our product candidates in late-stage clinical trials and to commercialize our product candidates if regulatory approval is obtained. The successful commercialization of our product candidates by our future partners, if any, will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our partners’ ability to market those products and thereby decrease our ability to generate revenue, which could materially harm our business, financial condition and prospects.
We will rely on our future partners, if any, to develop our product candidates in late-stage clinical trials and to commercialize our product candidates if regulatory approval is obtained. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments such as the medicines that we and our future partners, if any, hope to develop and sell. In addition, because several of our product candidates represent new approaches to the treatment of cancer, we and/or our future partners, if any, cannot accurately estimate how these products would be priced, whether reimbursement could be obtained, or any potential revenue. Sales of our product candidates will depend substantially, both domestically and in other countries, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, our future partners, if any, may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow our future partners, if any, to establish or maintain pricing sufficient to realize a sufficient return on our investment in our products, if any.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products, including genetic medicines. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the United States Department of Health and Human Services, or HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel products such as any we may develop. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States but have not been approved for reimbursement in certain European countries.

Outside the United States, certain countries, including a number of member states of the European Union and Australia, set prices and reimbursement for pharmaceutical products, with limited participation from the marketing authorization holders. We cannot be sure that such prices and reimbursement will be acceptable to us or our future partners, if any. If the regulatory authorities in these jurisdictions set prices or reimbursement levels that are not commercially attractive for our future partners, if any, our revenues from sales by our future partners, if any, and the potential profitability of our drug products, if approved, in those countries would be negatively affected. An increasing number of countries are taking initiatives to attempt to reduce large budget deficits by focusing cost-cutting efforts on pharmaceuticals for their state-run health care systems. These international price control efforts have impacted all regions of the world but have been most drastic in the European Union. In the European Union, changes to pricing and reimbursement are almost exclusively a matter for national, and not European Union, law and policy. Additionally, some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. As a result, our future partners, if any, might obtain marketing approval for a product in a particular country, but then may experience delays in the reimbursement approval of such product or be subject to price regulations that would delay our partners’ commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the product in that particular country.
Moreover, increasing efforts by governmental and third-party payors, in the United States and in other countries, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. For example, the United States government has released a “blueprint,” which is a plan to reduce the cost of drugs. The blueprint contains certain measures that the HHS is already working to implement. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect that our future partners, if any, will experience pricing pressures in connection with the sale of any of our product candidates that may be approved, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products in the marketplace.
We face significant competition in an environment of rapid technological and scientific change, and our failure to effectively compete would prevent us from achieving our goals. Most of our competitors have significantly greater resources than we do, and we may not be able to compete successfully.
The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:
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greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization of products;

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more extensive experience in pre-clinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling drug products;

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product candidates that are based on previously tested or accepted technologies;

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products that have been approved or are in late stages of development; and

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collaborative arrangements in our target markets with leading companies and research institutions.

Our product candidates may face intense competition from drugs that have already been approved and accepted by the medical community for the treatment of the conditions for which drugs that may be developed from our product candidates are designed to address. We also expect that our product candidates will face competition from new drugs that enter the market. There are a number of drugs currently under development, which may become commercially available in the future, for the treatment of conditions for which we and our future partners, if any, are trying, or may in the future try, to develop drugs. These drugs may be more effective, safer, less expensive, or marketed and sold more effectively, than any products developed using our technologies.
We anticipate competing with the largest pharmaceutical companies in the world, many of which are all currently conducting research in the fields of immuno-oncology and infectious diseases. These companies have significantly greater financial and human resources than we currently have. In addition to these large pharmaceutical companies, we may directly compete with fully integrated biopharmaceutical companies and other immunotherapy-focused oncology companies, as well as a number of companies focused on immunotherapies, some of which have entered into collaboration and funding agreements with larger pharmaceutical or biotechnology companies.
If we successfully develop product candidates, and our future partners, if any, obtain approval for them, we and our future partners, if any, will face competition based on many different factors, including:
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the safety and effectiveness of our products relative to alternative therapies, if any;

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the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration;

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the timing and scope of regulatory approvals for these products;

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the availability and cost of manufacturing, marketing and sales capabilities;

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the price of any approved immunotherapy;

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reimbursement coverage; and

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intellectual property position.

Our and our future partners’, if any, competitors may develop or commercialize products with significant advantages over any products we or our future partners, if any, develop based on any of the factors listed above or on other factors. In addition, our competitors may develop collaborations with or receive funding from larger pharmaceutical or biotechnology companies, providing them with an advantage over us. Our competitors may therefore be more successful in commercializing their products than our future partners, if any, are, which could adversely affect our competitive position and business. Competitive products may make any products our future partners, if any, develop using our technologies obsolete or noncompetitive before we and our future partners, if any, can recover the expenses of developing and commercializing our products, if approved.
The market opportunities for certain of our product candidates may be limited due to the rarity of the disease or limited to those patients who are ineligible for or have failed prior treatments, and may be small. Therefore, we must be able to successfully identify trial participants and achieve a significant market share to maintain profitability and growth.
The FDA often approves new cancer immunotherapies initially only for use by patients with relapsed or refractory advanced cancer, or new bacterial vaccines initially only for use by patients with certain advanced diseases. We expect our future partners, if any, will initially seek approval of certain of our product candidates in this context. Subsequently, for those product candidates that prove to be sufficiently beneficial, if any, we would expect our future partners, if any, to seek approval in earlier lines of treatment and potentially as a first-line therapy but there is no guarantee that our product candidates, even if approved, would be approved for earlier lines of therapy, and, prior to any such approvals, we and/or our future partners, if any, may have to conduct additional clinical trials. In the future, we may also develop product candidates for the treatment of rare diseases.
Our projections of the number of people who have or will have the diseases we may be targeting may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of trial participants may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. Even if for our product candidate, if approved, obtain significant market share, because the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.
We do not intend to establish a marketing and sales organization and as a company, we have no experience in marketing pharmaceutical products. We will rely on the marketing and sales capabilities of our future partners, if any, and other third parties, which may not be able to market and sell our product candidates effectively in the United States, Europe and other jurisdictions, if approved, or generate product sales revenue.
Given our stage of development, we have no sales, distribution or marketing capabilities, and we have not designed our pre-clinical studies and clinical trials with specific commercialization or marketing considerations in mind. We do not intend to establish marketing and sales organization and as a company, we have no experience in marketing pharmaceutical products. We will rely on the marketing and sales capabilities of our future partners, if any, and other third parties to commercialize any products that may result from our development programs in the United States, Europe and other regions. We intend to enter into collaborations with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into such collaboration agreements on favorable terms, if at all. If our future partners, if any, do not commit sufficient resources to commercialize products developed using our technologies, if any, product sales revenue may not be generated in amounts sufficient to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.
Our future profitability, if any, depends in part on our future partners’, if any, ability to penetrate global markets, where they may be subject to additional regulatory burdens and other risks and uncertainties associated with international operations that could materially adversely affect our business.
Our future profitability, if any, will depend in part on the ability of our future partners, if any, to commercialize any products that our future partners, if any, may develop in markets throughout the world. Commercialization of products in various markets could subject us to risks and uncertainties, including:
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obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;

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the burden of complying with complex and changing regulatory, tax, accounting, labor and other legal requirements in each jurisdiction that we or our future partners, if any, pursue;

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reduced protection for intellectual property rights;

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differing medical practices and customs affecting acceptance in the marketplace;

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import or export licensing requirements;

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governmental controls, trade restrictions or changes in tariffs;

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economic weakness, including inflation, or political instability in particular non-United States economies and markets;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities in other countries;

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longer accounts receivable collection times;

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longer lead times for shipping;

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language barriers;

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foreign currency exchange rate fluctuations;

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reimbursement, pricing and insurance regimes; and

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the interpretation of contractual provisions governed by local laws in the event of a contract dispute.

Our future partners, if any, may have limited experience in these areas. Failure to successfully navigate these risks and uncertainties may limit or prevent market penetration for any products that our future partners, if any, may develop using our technologies, which would limit their commercial potential and our revenues.
Even if our future partners, if any, obtain regulatory approval for our product candidates, the products may not gain the market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community necessary for commercial success.
Even with the requisite approvals, the commercial success of products using our technologies will depend in part on the medical community, patients, and third-party or governmental payors accepting immunotherapies in general, including more traditional prophylactic vaccines against viruses and bacteria that we may also develop, and such products in particular, as medically useful, cost-effective and safe. Any product developed using our technologies that our future partners, if any, bring to the market may not gain market acceptance by physicians, trial participants, third-party payors, and others in the medical community. Additionally, ethical, social and legal concerns about genetic research could result in additional regulations restricting or prohibiting the products and processes we may use. If these products do not achieve an adequate level of acceptance, our future partners, if any, may not generate significant product sales revenue and may not become profitable, which could materially harm our business, financial condition, results of operations and prospects. The degree of market acceptance of products derived from our product candidates, if approved for commercial sale, will depend on a number of factors, including:
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the potential efficacy and potential advantages over alternative treatments;

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the ability to offer such products, if approved, at competitive prices;

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the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;

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the prevalence and severity of any side effects resulting from checkpoint inhibitors or other drugs or therapies with which our products are administered;

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relative co nvenience and ease of administration;

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any restrictions on the use of our products, if approved, together with other medications;

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the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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the strength of marketing and distribution support and timing of market introduction of competitive products;

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publicity concerning our products or competing products and treatments; and

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sufficient third-party insurance coverage or reimbursement, and patients’ willingness to pay out-of-pocket in the absence of third-party coverage or adequate reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in pre-clinical studies and clinical trials, market acceptance of the product will not be known until after it is launched. Our and our future partners’, if any, efforts to educate the medical community and third-party payors on the benefits of the products may require significant resources and may never be successful. Our and our future partners’, if any, efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors due to the complexity and uniqueness of our programs.
Commercial success of any approved products will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and entry into managed care organizations, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors do not provide adequate coverage and reimbursement levels for any products derived from our product candidates once approved, whether due to healthcare reform legislation or otherwise, market acceptance and commercial success would be reduced.
In addition, if any products derived from our product candidates are approved for marketing, we and/or our future partners, if any, will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports for such product, and will need to continue to comply (or ensure that our third-party providers comply) with cGMP and current good clinical practices, or GCP, for any clinical trials that we or our future partners, if any, conduct post-approval. In addition, there is always the risk that we or a partner or regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any such failure to comply or other issues with products derived from our product candidates identified post-approval could materially harm our business, financial condition and results of operations.
Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for our future partners, if any, to sell products derived from our product candidates, if approved, profitably.
Successful sales of our product candidates, if approved, will depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which regulatory approval is obtained. In addition, because our product candidates generally represent new approaches to the treatment of cancer and prevention of infectious diseases, we cannot accurately estimate the potential revenue from any of our product candidates that might be approved.
Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from third-party payors is critical to new product acceptance.
Third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:
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a covered benefit under its health plan;

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safe, effective and medically necessary;

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appropriate for the specific patient;

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cost-effective; and

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neither experimental nor investigational.

Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of products derived from our product candidates. Even if coverage for a given product is obtained, if the resulting reimbursement rates are insufficient, hospitals may not approve the product for use in their facility or third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use products, if any, derived from our product candidates unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost of such products. Separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which the product is used. Further, from time to time, CMS revises the reimbursement systems used to reimburse health care providers, including the Medicare Physician Fee Schedule and Outpatient Prospective Payment System, which may result in reduced Medicare payments. In some cases, private third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payors and reduce the willingness of physicians to use our product candidates.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.
We expect that our future partners, if any, will seek approval to market products derived from our product candidates in the United States, the European Union, Australia and other selected jurisdictions. If approval for a product in any particular jurisdiction, our future partners, if any, will be subject to rules and regulations in that jurisdiction. In some countries, particularly those in Europe and Australia, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. Some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products into the marketplace. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.
The marketability of any product derived from our product candidates which receives regulatory approval for commercial sale may suffer if government and other third-party payors fail to provide coverage and adequate reimbursement. We expect downward pressure on pharmaceutical pricing to continue. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products which receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Enacted and future legislation may increase the difficulty and cost for us or our future partners, if any, to obtain marketing approval of and commercialize any products derived from our product candidates and affect the prices we may charge for such products.
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product for which we obtain marketing approval.
In March 2010, the ACA was enacted, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the United States pharmaceutical industry. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and promoted a new Medicare Part D coverage gap discount program. Considerable uncertainty remains regarding the implementation and impact of the ACA.
Since its enactment, there have been and there remain executive, judicial and congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. Since January 2017, former President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. On January 20, 2017, former President Trump signed the first Executive Order, directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, former President Trump signed the second Executive Order terminating the cost-sharing subsidies (CSRs), that reimburse insurers under the ACA. On August 14, 2020, the United States Court of Appeals for the Federal Circuit ruled in two separate cases that the federal government is liable for the full amount of unpaid CSRs for the years preceding and including 2017. For CSR claims made by health insurance companies for years 2018 and later, further litigation will be required to determine the amounts due, if any. Payments are expected to increase premiums on certain policies issued by qualified health plans under the ACA. Further, on June 14, 2018, the United States Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay to third-party payors more than $12 billion in ACA risk corridor payments that they argued were owed to them. This decision was appealed to the United States Supreme Court, which on April 27, 2020, reversed the decision, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the ACA such as the Tax Cuts and Jobs Act of 2017 (TCJA), which decreased the “individual mandate” to $0. On December 14, 2018, a Texas United States District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed. On June 17, 2021, the United States Supreme Court dismissed this case. It is unclear how the Supreme Court’s decision will impact the ACA and our business. There is significant uncertainty regarding the future of the ACA and its impact on our business and operations. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of, on average, 2% per fiscal year through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless Congress takes additional action. Proposed legislation, if passed, would extend this suspension until the end of the COVID-19 pandemic.
There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent United States congressional inquiries and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, the United States Presidential administration’s budget proposal for the fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule that amends the Medicare Advantage and Medicare Part D prescription drug benefit regulations to reduce out of pocket costs for plan enrollees and allow Medicare plans to negotiate lower rates for certain drugs. Among other things, the final rule now allows Medicare Advantage plans the option to use step therapy, a type of pre-authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. In addition, there have been several changes to the 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain healthcare facilities. Some of these changes are undergoing legal challenges, and their status is currently in question. It is unclear how these developments could affect covered hospitals who might purchase our future products and affect the rates we may charge such facilities for our approved products in the future, if any.
Additionally, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, CMS issued an interim final rule implementing Former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against the implementation of the interim final rule. Although a number of these executive orders and other proposed measures will require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, we expect that Congress will continue to seek new legislative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control costs of pharmaceutical and biological products. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.
As noted above, since its enactment, there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states on procedural grounds without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how other health reform measures of the Biden administration will impact our business.
Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries, presidential executive orders, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, in July 2021, the Biden administration released an executive order with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (1) directs the HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but it is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.
In the United States and in some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the health care system that could prevent or delay marketing approval of our drug or biologic candidates, restrict or regulate post-approval activities, or affect our future partners’, if any, ability to profitably sell any drug or biologic candidates for which they obtain marketing approval, if any. Further, increased scrutiny by the United States Congress of the FDA’s approval process for drugs and biological products may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. There also are a number of state and local legislative and regulatory efforts related to drug or biologic pricing, including drug or biologic price transparency laws that apply to pharmaceutical manufacturers, that may have an impact on our business.
In addition, the Drug Supply Chain Security Act enacted in 2013 imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing, and that law is expected to be fully implemented over a ten-year period. Most recently, on December 20, 2019, former President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 or the “CREATES Act.” The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. The CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on our future commercial products are unknown. Other legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical or biological products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of our drug or biologic candidates, may be or whether such changes will have any other impacts on our business. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us or our future partners, if any, to more stringent product labeling and post-marketing conditions and other requirements.
We expect that the healthcare reform measures that have been adopted, and that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.
In the European Union, similar political, economic and regulatory developments may affect our future partners’, if any, ability to profitably commercialize products derived from our product candidates. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union member state level may result in significant additional requirements or obstacles that may increase our operating costs.
The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products derived from our product candidates, this could prevent or delay marketing approval of products derived from our product candidates, restrict or regulate post-approval activities, and affect our or our future partners, if any,’ ability to commercialize any products derived from our product candidates for which we or they obtain marketing approval.
We expect that additional healthcare reform measures or proposals will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for products derived from our product candidates or additional pricing pressures. In the event that the pricing structures for healthcare products, such as the product candidates we are developing, change materially and limit payments for such product candidates, our business will be adversely impacted as any products derived from our product candidates may no longer be commercially viable based on their expected net present value; we may have invested significant resources in product candidates that cannot be commercially developed; or we may determine that assets that have reached an early phase of development cannot or will not be taken into further development, notwithstanding their clinical viability. In addition, development assets or clinical programs that are part of our collaborations including any future collaborations we may enter into may no longer be deemed commercially viable to pursue based on our partners’ assessments of the impact of any proposed, announced, or legislated pricing reforms.
We cannot predict what healthcare reform initiatives may be adopted in the future. Our personalized cancer vaccines may be issued with PD-1 or PD-L1 inhibitors and as a result become too expensive for government, or commercial payors coverage and as a result may reduce our potential market. Further legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from products derived from our product candidates that we may successfully develop and for which we or our future partners, if any, may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.
European Union drug marketing and reimbursement regulations may materially affect our partners’ ability to market and receive coverage for products derived from our product candidates in the European Union member states.
We expect that our future partners, if any, will have to seek approval to market products derived from our product candidates in the United States, the European Union and in other selected jurisdictions. If our future partners, if any, obtain approval for products derived from our product candidates in a particular jurisdiction, they will be subject to rules and regulations in that jurisdiction. In some countries, particularly those in the European Union, the pricing of biologics is subject to governmental control and other market regulations that could put pressure on the pricing and usage of products derived from our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of products derived from our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for any such product and may be affected by existing and future healthcare reform measures.
In addition, in most countries outside the United States, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we and/or our future partners, if any, may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and, generally, prices tend to be significantly lower in the European Union. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our future partners, if any, and the potential profitability of any of our product candidates in those countries would be negatively affected.
Risks Related to our Reliance on Third Parties
We will rely on third parties in the conduct of significant aspects of our pre-clinical studies and clinical trials and intend to rely on third parties in the conduct of future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements or fail to meet expected deadlines, regulatory approval for our product candidates may not be obtained, which would materially harm or business, financial condition, results of operations and prospects.
We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, future partners, if any, medical institutions and clinical investigators, to conduct various and significant elements of our clinical trials. We currently rely and expect to continue to rely on third parties to conduct certain research and pre-clinical testing activities. In some cases, these third parties may terminate their engagements with us. If we need to enter into alternative arrangements, it would delay our discovery or product development activities.
Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our regulatory or contractual responsibilities. We will be responsible for ensuring that each of our pre-clinical studies and clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial.
Moreover, the FDA requires us to comply with Good Clinical Practice, or GCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions. For any violations of laws and regulations during the conduct of our pre-clinical studies and clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.
We and our CROs will be required to comply with regulations, including GCP, for conducting, monitoring, recording and reporting the results of pre-clinical studies and clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial participants are adequately informed, among other things, of the potential risks of participating in clinical trials. We also are responsible for ensuring that the rights of our clinical trial participants are protected. These regulations are enforced by the FDA, the competent authorities of the member states, and comparable regulatory authorities of other jurisdictions for any product candidates in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable regulatory authorities of other jurisdictions may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with product candidates produced in accordance with the requirements of cGMP regulations. Our failure or the failure of our CROs or CDMOs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action.
Although we intend to design the clinical trials for certain of our product candidates, our future partners, if any, may design the clinical trials that they are managing (in some cases, with our input) and in the case of clinical trials controlled by us, we expect that CROs will conduct all of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future pre-clinical studies and clinical trials will also result in less direct control over the management of data developed through pre-clinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also potentially lead to mistakes as well as difficulties in coordinating activities. Outside parties may:
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have staffing difficulties;

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fail to comply with contractual obligations;

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experience regulatory compliance issues;

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undergo changes in priorities or become financially distressed;

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form relationships with other entities, some of which may be our competitors;

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have human errors; or

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be subject to cyberattacks.

These factors may materially adversely affect the willingness or ability of third parties to conduct our pre-clinical studies and clinical trials and may subject us to unexpected cost increases that are beyond our control. If the CROs do not perform pre-clinical studies and clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of our product candidates may be delayed, our future partners, if any, may not be able to obtain regulatory approval and commercialize products derived from our product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on pre-clinical and clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay the development of our product candidates and/or commercialization of any products derived from our product candidates and could require significantly greater expenditures. In addition, any delays by such third parties related to our expected milestones and/or data readouts or preliminary or full trial reports could adversely affect the development of our product candidates and cause us to incur significant additional expenses.
We also expect to rely on other third parties to transport, store and distribute the required materials for our clinical trials. In the past certain of our third-party vendors have mishandled our materials, resulting in loss of full or partial lots of material. Any further performance failure on the part of these third parties could result in damaged products and could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, if approved, producing additional losses and depriving us of potential product sales revenue, causing us to default on our contractual commitments, result in losses that are not covered by insurance, and damage our reputation and overall perception of our products in the marketplace.
Our existing collaborations, or any future collaboration arrangements or agreements with our future partners, if any, that we may enter into, may not be successful, which could significantly limit the likelihood of receiving the potential economic benefits of the collaboration and adversely affect our ability to develop our product candidates and the commercialization of any products derived from our product candidates.
We have entered into collaborations under which our collaborators may in the future provide funding and other resources for developing our product candidates and potentially commercializing any products derived from our product candidates. We intend to enter into additional collaborations and agreements with future partners, if any, to access additional funding, capabilities and expertise in the future. Our existing collaborations, and any future collaborations or agreements with future partners, if any, we enter into, may pose a number of risks, including the following:
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future partners, if any, may not perform or prioritize their obligations as expected;

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the clinical trials conducted as part of such collaborations may not be successful;

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our future partners, if any, may not pursue development and commercialization of any products derived from our product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization of programs based on clinical trial results, changes in the partners’ focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;
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our future partners, if any, may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

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our future partners, if any, could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if our future partners, if any, believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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product candidates developed in collaborations with us may be viewed by our future partners, if any, as competitive with their own product candidates or products, which may cause our future partners, if any, to cease to devote resources to the development or commercialization of products derived from our product candidates;

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our future partners, if any, with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product;

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disagreements with our future partners, if any, including disagreements over proprietary rights, contract interpretation, or the preferred course of development of any product candidates, may cause delays or termination of the research, development of such product candidates or commercialization of products derived from our product candidates, may lead to additional responsibilities for us with respect to such product candidates, or may result in litigation or arbitration, any of which would be time-consuming and expensive;

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our future partners, if any, may not properly maintain, protect, defend or enforce our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

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disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

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our future partners, if any, may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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collaborations may be terminated for the convenience of our future partners, if any, and, if terminated, the development of our product candidates may be delayed, and we could be required to raise additional capital to pursue further development of the applicable product candidates or commercialization of products derived from such product candidates;

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future relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business;

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we could face significant competition in seeking appropriate future partners, if any, and the negotiation process is time-consuming and complex; and

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our international operations through any future collaborations, acquisitions or joint ventures may expose us to certain operating, legal and other risks not encountered in the United States.

If our collaborations do not result in the successful development of our product candidates or commercialization of products derived from such product candidates, or if one or more of our future partners, if any, terminates its agreement with us, we may not receive any future research funding or milestone, earn-out, royalty, or other contingent payments under the collaborations. If we do not receive the funding we expect under these agreements, our development of product candidates could be delayed, and we may need additional resources to develop our product candidates. In addition, in general our future partners, if any, may have the right to terminate their agreements with us for convenience. If one or more of our future partners, if any, terminates its agreement with us, we may find it more difficult to attract new partners, if any, and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this registration statement apply to the activities of our future partners, if any.
Our business is dependent on the successful development, regulatory approval and commercialization of product candidates based on our AI-Immunology™ platform. If our current or future partners, if any, are unable to obtain approval for, and effectively commercialize, our product candidates for the treatment of patients in their intended indications, our business, financial condition, results of operations and prospects would be materially harmed.
We believe that the cost and expense of discovery and development of product candidates, including clinical testing, regulatory approval and commercialization of products for disease indications targeted by our product candidates are very high. Therefore, we intend to enter into partnership arrangements with large biopharmaceutical and pharmaceutical companies to conduct such drug development activities as well as clinical trials, regulatory and marketing approval and commercialization of our product candidates. We have entered into few early collaborations and target more but may be unable to do so on economically viable terms, if at all. As a result, late-stage clinical trials as well as pivotal clinical trials for our product candidates have not been commenced and even if such processes are commenced in the near future, it will be several years, if ever, before we or our future partners, if any, have a product candidate ready for commercialization. Even if we complete the necessary pre-clinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain, and our future partners, if any, may not be able to obtain approvals for the commercialization of any product candidates we may develop. Any product candidates that we or our future partners, if any, may develop, and the activities associated with its development and commercialization, including design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, the EMA, the TGA and by comparable global health authorities. To obtain the requisite regulatory approvals to commercialize any of our product candidates, we and our future partners, if any, must demonstrate through extensive pre-clinical studies and clinical trials that our products are safe and effective, including in the target populations. Successful completion of clinical trials is a prerequisite to submitting a biologics license application, or BLA, or a NDA to the FDA, a Marketing Authorization Application, or EMAA, to the EMA, a Marketing Authorization Application to the TGA, or AMAA and similar marketing applications to comparable global regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates.
Failure to obtain marketing approval for a product candidate will prevent our future partners, if any, from commercializing the product candidate in a given jurisdiction. Neither we nor our future partners, if any, have received approval to market any of our product candidates from regulatory authorities in any jurisdiction, and it is possible that none of our product candidates, or any product candidates we may seek to develop in the future, will ever obtain regulatory approval. We have limited experience in filing and supporting the applications necessary to gain marketing approvals and intend to rely on our future partners, if any, to conduct this process. To our knowledge, there is no current precedent for a personalized cancer immunotherapy such as the type we are developing being approved for sale by the FDA, the EMA, the TGA or any other regulatory agency elsewhere in the world. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we or our future partners, if any, develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.
The process of obtaining marketing approvals in the United States, the European Union, Australia and elsewhere, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA, the EMA, the TGA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that the data are insufficient for approval and require additional pre-clinical, clinical or other trials. In addition, varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we, or our future partners, if any, ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. Additional delays, or non-approval if an FDA panel of experts, referred to as an Advisory Committee, or the EMA, the TGA or other regulatory authority recommends non-approval or restrictions on approval. In addition, we and our future partners, if any, may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials, and the review process.
Regulatory agencies also may approve an immunotherapy/vaccine for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.
The FDA, the EMA, the TGA and other regulatory agencies review the Chemistry, Manufacturing and Controls, or CMC, section of regulatory filings. Any aspects found unsatisfactory by regulatory agencies may result in delays in clinical trials and commercialization.
In addition, the regulatory agencies typically conduct pre-approval inspections at the time of a BLA, NDA, EMAA, AMAA or comparable filing. Any findings by regulatory agencies and failure to comply with requirements may lead to delay in approval and failure to commercialize the potential product candidate.
If our future partners, if any, experience delays in obtaining, or if they fail to obtain, approval of any product candidates we may develop, the commercial prospects for those product candidates will be harmed, and our ability to generate revenues from our collaboration agreements will be materially impaired. Additionally, even if our future partners, if any, are successful in obtaining marketing approval for product candidates, because our pre-clinical studies and clinical trials have not been designed with specific commercialization considerations, the commercial prospects for those product candidates could be harmed, and our ability to generate revenues could be materially impaired.
If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our research and development plans.
Our research and product development programs and the potential commercialization of any product candidates we develop alone or with future partners, if any, will require substantial additional cash to fund expenses, and we expect that we will continue to seek collaborative arrangements with others in connection with the development and commercialization of current and future product candidates or the development of ancillary technologies. We face significant competition in establishing relationships with appropriate partners. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future partners, if any. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the partner’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed partner’s evaluation of a number of factors. Those factors may include, among other things and as applicable for the type of potential product or technology, an assessment of the opportunities and risks of our technology, the design or results of studies or trials, the likelihood of approval, if necessary, of the FDA, the EMA, the TGA or similar regulatory authorities outside the United States, Europe and Australia, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and technologies and industry and market conditions generally.
Our future partners, if any, may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us. Additionally, we may be restricted under existing collaboration agreements from entering into future agreements on certain terms or for certain development activities with potential partners.

Similarly, our collaboration agreements may contain non-competition provisions that could limit our ability to enter into collaborations with future partners, if any.
Collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we do enter into additional collaboration agreements, the negotiated terms may force us to relinquish rights that diminish our potential profitability from development and commercialization of the subject product candidates or others. If we are unable to enter into additional collaboration agreements, we may have to curtail the research and development of the product candidate or technology for which we are seeking to collaborate, reduce or delay research and development programs, delay potential commercialization timelines, reduce the scope of any sales or marketing activities or undertake research, development or commercialization activities at our own expense. If we elect to increase our expenditures to fund research, development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all.
We have entered into in-licensing arrangements and may form or seek to enter into additional licensing arrangements in the future, and we may not realize the benefits of such licensing arrangements.
We may obtain licenses that give us rights to third-party intellectual property, including patents and patent applications that are necessary or useful for our business. In particular, we have entered into license agreements with Statens Serum Institut, or SSI, and PharmaJet, Inc. or PharmaJet to obtain licenses for intellectual property useful in pharmaceutical formulations and delivery devices. We may enter into additional licenses to third-party intellectual property in the future.
The success of products developed based on in-licensed technology will depend in part on the ability of our current and future licensors to prosecute, obtain, maintain, protect, enforce and defend patent protection for our in-licensed intellectual property. Our current and future licensors may not successfully prosecute any patent applications we may license. Even if patents were issued in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. In addition, we may sublicense our rights under various third-party licenses to our partners. Any impairment of these sublicensed rights could result in reduced revenues under our collaboration agreements or result in termination of an agreement by one or more of our partners.
Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate the intellectual property of the licensor that is not subject to the licensing agreement;

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our right to sublicense patent and other intellectual property rights to third parties under collaborative relationships;

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our diligence obligations with respect to the use of the licensed intellectual property and technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;

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the ownership of inventions, trade secrets, know-how and other intellectual property resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

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the priority of invention of patented technology.

For instance, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have an exclusive, royalty-bearing sub-licensable license to use in formulation with PIONEER identified neopeptides, from SSI. We believe that we and our employees are the sole inventors of the Invention and that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. Since May 2023 the court proceedings has been paused while non-court mediated nogotiations between us and SSI is ongoing. We have reached terms with SSI which do not include compensation from Evaxion to SSI, however formal agreement needs to be signed. If disputes over intellectual property that we have in-licensed or other related contractual rights prevent or impair our ability to maintain our current licensing arrangements on favorable terms, we may be unable to successfully develop our product candidates and the commercialization of any products derived from such product candidates may be adversely affected.
We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described herein. If we, our co-owners or our licensors fail to adequately protect, defend, maintain or enforce this intellectual property, our ability to commercialize products could suffer and our business, financial condition, results of operations and prospects would be materially harmed.
We rely on third parties to manufacture certain of our clinical product supplies, and we will rely on third parties to produce and process our product candidates, if approved.
We rely on outside vendors to manufacture supplies and process our product candidates. None of our product candidates have been manufactured or processed on a late-stage clinical trial or commercial scale and our third party CDMOs and our future partners, if any, may not be able to achieve late-stage clinical trial or commercial-scale manufacturing and processing and may be unable to create an inventory of mass-produced product to satisfy demands for our product candidates.
We do not yet have sufficient information to reliably estimate the cost of the commercial manufacturing and processing of our product candidates, and the actual cost and rights to manufacture and process our product candidates could materially and adversely affect the availability of our product candidates in sufficient quantities to conduct our clinical trials or the commercial viability of any products derived from our product candidates. As a result, we and/or our future partners, if any, may never be able to develop a commercially viable product.
In addition, our reliance on a limited number of third-party manufacturers exposes us to the following risks:
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we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA, the EMA, the TGA or other regulatory authorities may have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our product candidates or any products derived from our product candidates after receipt of regulatory authority questions, if any;

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our third-party CDMOs might not be able to timely formulate and manufacture our product candidates or any products derived from our product candidates or produce the quantity and quality required to meet our and our partners’ clinical and commercial needs, if any;

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CDMOs may not be able to execute our manufacturing procedures appropriately;

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our future CDMOs may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our product candidates or any products derived from our product candidates;

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manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the United States Drug Enforcement Administration, or the DEA, and corresponding state agencies and by regulatory authorities in other jurisdictions to ensure strict compliance with GMP and other government regulations and corresponding standards in other jurisdictions. We do not have control over third-party CDMOs or our future partners, if any, compliance with these regulations and standards;

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we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party CDMOs in the manufacturing process for our products;

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our third-party CDMOs could breach or terminate their agreement with us; and

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our third-party CDMOs would also be subject to the same risks we face in developing our own manufacturing capabilities, as described above.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates or any products derived from our product candidates by the FDA, the EMA, the TGA or regulatory authorities in other jurisdictions or the commercialization of our product candidates, or result in higher costs or deprive us of potential product sales revenue. In addition, we will rely on third parties to perform release tests on our product candidates or any products derived from our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm.
We and/or our future partners, if any, may, in the future, be dependent on single-source suppliers for some of the components and materials used in, and the processes required to develop, our product candidates.
We and/or our future partners, if any, may, in the future, be dependent on single-source suppliers for some of the components and materials used in, and manufacturing processes required to develop, our product candidates. We cannot ensure that these suppliers or service providers will remain in business, or have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our or our future partners, if any, use of single-source suppliers of raw materials, components, key processes and finished goods exposes us to several risks, including disruptions in supply, price increases or late deliveries. There are, in general, relatively few alternative sources of supply for substitute components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or our future partners, if any, commercial sale of any products derived from our product candidates. Establishing additional or replacement suppliers for these components, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single-source supplier or service provider could lead to supply delays or interruptions which would materially harm our business, financial condition, results of operations and prospects.
If we have to switch to a replacement supplier, the manufacture and delivery of our product candidates could be interrupted for an extended period, which could adversely affect our business. Establishing additional or replacement suppliers for any of the components or processes used in our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. While we intend to maintain adequate inventory of the single source components and materials used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand for our product candidates.
In addition, as part of the FDA’s approval of our product candidates, FDA review of the individual components of our process, which include the manufacturing processes and facilities of our single-source suppliers will also be required.
Our reliance on these suppliers, service providers and manufacturers may subject us to a number of risks that could materially harm our reputation, business, and financial condition, results of operations and prospects, including, among other things:
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delays to the development timelines for our product candidates;

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interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

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delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

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a lack of long-term supply arrangements for key components with our suppliers;

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inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

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difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

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production delays related to the evaluation and testing of components from alternative suppliers, and corresponding regulatory qualifications;

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delay in delivery due to our suppliers’ prioritizing other customer orders over ours;

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damage to our reputation caused by defective components produced by our suppliers; and

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fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

If any of these risks materialize, costs could significantly increase and our and/or our partners’ ability to meet demand for our product candidates or any products derived from our product candidates could be adversely affected.
Risks Related to Our Intellectual Property
If our efforts to obtain, maintain, protect, defend and/or enforce the intellectual property related to our product candidates and technologies are not adequate, we may not be able to compete effectively in our market.
Our commercial success depends in part on our ability to obtain, maintain, protect, defend and enforce patent and other intellectual property, including trade secret and know-how, protection for our product candidates, proprietary technologies and their uses, as well as our and our future partners, if any, ability to operate, develop, manufacture and commercialize our product candidates without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of our competitors or any other third parties, including any non-practicing entities or patent assertion entities. We generally seek to protect our intellectual property position by filing and/or licensing patent applications in the United States, and Europe as well as in other countries related to our product candidates, proprietary technologies (including methods of manufacture) and their uses that are important to our business. While in some jurisdictions patent applications can be enforced through the issuance of a preliminary injunction, in general, our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent that the issued claims cover third parties’ activities in the countries in which they are performed. We cannot be certain that the claims in any of our patent applications will be considered patentable by the United States Patent and Trademark Office, or the USPTO, courts in the United States or the patent offices and courts in Europe and in other jurisdictions, nor can we be certain that the claims in our issued patents will not be found invalid or unenforceable if challenged. Accordingly, there can be no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will adequately cover our product candidates or otherwise afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated or held unenforceable. Furthermore, we may not be able to obtain patents on certain aspects of our current or future product candidates, proprietary technologies and their uses in a timely fashion, at a reasonable cost, in all jurisdictions, or at all, and any potential patent protection we obtain may not be sufficient to prevent substantial competition.
Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings before various patent offices or in courts in the United States, Europe or other jurisdictions. The degree of future protection for our intellectual property and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our technologies or permit us to gain or keep any competitive advantage. If we do not adequately obtain, maintain, protect, defend and enforce our intellectual property and proprietary technology, competitors may be able to use our product candidates and proprietary technologies and erode or negate any competitive advantage we may have, which could materially harm our business, financial condition, results of operations and prospects.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our current or future licensors or future partners, if any, will be successful in prosecuting, obtaining, protecting, maintaining, enforcing or defending patents and patent applications necessary or useful to protect our product candidates, proprietary technologies (including methods of manufacture) and their uses. These risks and uncertainties include, from time to time, the following:
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the USPTO and various other governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application or a finding that a patent is unenforceable, and partial or complete loss of patent rights in the relevant jurisdiction;

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patent applications may not result in any patents being issued;

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issued patents that we own (solely or jointly) or have in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, sell, import or otherwise exploit our product candidates or other technologies;

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other parties may have designed around our patent claims or developed technologies that may be related or competitive to our product candidates or other technologies, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent filings, either by claiming the same or overlapping methods, products, reagents or devices or by claiming subject matter that could dominate one or more of our patent claims;

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any successful opposition to any patents owned by or in-licensed to us could deprive us of rights necessary for the economically feasible development and exploitation of our product candidates and other technologies or the economically successful commercialization of any product candidates and other technologies that we may develop;

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because patent applications in the United States, Europe and most other jurisdictions are confidential for a period of time after filing, we cannot be certain that we, our co-owners or our licensors were the first to file any patent application related to our product candidates, proprietary technologies and their uses;

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a court or patent office proceeding, such as a derivative action or interference, can be provoked or instituted by a third party or a patent office, and might determine that one or more of the inventions described in our patent filings, or in those we licensed, was first invented by someone else, so that we may lose rights to such invention(s);

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a court or other patent proceeding, such as an inter parties review, post grant review or opposition, can be instituted by a third party to challenge the inventorship, scope, validity and/or enforceability of our patent claims and might result in invalidation or revision of one or more of our patent claims, or in a determination that such claims are unenforceable;

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there may be significant pressure on the United States government, European government and other international governmental bodies to limit the scope of patent protection both inside and outside the United States and Europe for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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United States government, European government and other international governments, may receive compulsory licensing wherein patents are required to be made available to third parties at reduce rates; and

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countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing competitors a better opportunity to create, develop and market competing product candidates.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. The standards that the USPTO and its counterparts use to grant patents are not always applied predictably or uniformly and can change. Similarly, the ultimate degree of protection that will be afforded to biotechnology inventions, including ours, in the United States and other countries, remains uncertain and is dependent upon the scope of the protection decided upon by patent offices, courts and lawmakers. Moreover, there are periodic changes in patent law, as well as discussions in the Congress of the United States and in international jurisdictions about modifying various aspects of patent law. There is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. In certain countries, for example, methods for the medical treatment of humans are not patentable. More generally, the laws of some countries do not protect intellectual property rights to the same extent as United States laws, and those countries may lack adequate rules and procedures for granting, maintaining, protecting, defending and enforcing our intellectual property rights. However, while certain incentives such as natural occurring products are currently not patentable in the United States, such inventions may be patentable in the United States in the future and in other jurisdictions, including Europe.
Furthermore, the patent prosecution process is also expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost or in a timely manner. It is possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate future partners, if any, outside scientific future partners, if any, CROs, CDMOs, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. We also rely to a certain extent on trade secrets, know-how, and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial position, results of operations and prospects could be materially harmed.
The issuance of a patent is not conclusive as to its inventorship, priority date, scope, term, validity or enforceability so that any patents that may issue or that we may license may be challenged in the courts or patent offices in the United States, Europe and other jurisdictions. Once granted, patents may remain open to a variety of challenges, including opposition, interference, re-examination, post-grant review, inter parties review, nullification or derivation action in court or before patent offices or similar proceedings, and furthermore, may be challenged as a defense in any enforcement action that we might bring. Such challenges may result in loss of exclusivity or in patent claims being narrowed, terminated, disclaimed, invalidated, assigned to others or held unenforceable, any or all of which could limit our ability to stop others from using or commercializing similar or identical products, or limit the scope and/or term of patent protection of our products and product candidates and/or eliminate it altogether, thus hindering or removing our ability to limit third parties from making, using or selling products or technologies that are similar or identical to ours, and/or reduce or eliminate royalty payments to us from our licensees. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Our ability to enforce our owned and in-licensed patent and other intellectual property rights depends on our ability to detect infringement, misappropriation and other violation of such patents and other intellectual property. It may be difficult to detect infringers, misappropriators and other violators who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement, misappropriation or other violation in a competitor’s or potential competitor’s product or service, and in some cases, we may not be able to introduce obtained evidence into a proceeding or otherwise utilize it to successfully demonstrate infringement. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.
In addition, proceedings to enforce or defend our owned or in-licensed patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. If any of our owned or in-licensed patents covering our product candidates or other technologies are narrowed, invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our product candidates or other technologies, our competitive position could be harmed or we could be required to incur significant expenses to protect, enforce or defend our rights. If we initiate lawsuits to protect, defend or enforce our patents, or litigate against third-party claims, such proceedings would be expensive and would divert the attention of our management and technical personnel, even if the eventual outcome is favorable to us. Furthermore, because of the potentially substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during the course of litigation.
The degree of future protection for our intellectual property and other proprietary rights is uncertain, and we cannot ensure that:
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any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product candidates and other technologies;

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any of our pending patent applications or those of our licensors may issue as patents;

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others will not or may not be able to make, use, offer to sell or sell products that are the same as or similar to our own product candidates or any products derived from our product candidates, but that are not covered by the claims of the patents that we own or license;

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our future partners, if any, will be able to successfully commercialize products derived from our product candidates on a substantial scale, if approved, before the relevant patents that we own, or license expire;

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we were the first to make the inventions covered by each of the patents and pending patent applications that we own or license;

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we, our co-owners or our licensors were the first to file patent applications for these inventions;

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others will not develop similar or alternative products or technologies that do not infringe the patents we own or license;

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any of the patents we own, or license will be found to ultimately be valid and enforceable;

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any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates and other technologies or will provide us with any competitive advantages;

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a third party may not challenge the patents we own, or license and, if challenged, a court would hold that such patents are valid, enforceable and infringed;

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we may develop or in-license additional proprietary technologies that are patentable;

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the patents of others will not have an adverse effect on our business;

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our competitors do not conduct research and development activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we will develop additional proprietary technologies or product candidates that are separately patentable; or

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our development and commercialization activities of our future partners, if any, including manufacturing processes, or products derived from our product candidates will not infringe upon the patents of our competitors or any other third parties, including any non-practicing entities or patent assertion entities.

Other companies or organizations may challenge our intellectual property rights or may assert intellectual property rights that prevent us from developing our product candidates and other technologies, and may prevent our future partners, if any, from commercializing any products derived from our product candidates.
Our business involves new and evolving scientific fields, the continued development and potential use of which has resulted in many different patents and patent applications from organizations and individuals seeking to obtain intellectual property protection in the fields. We own and in-license patent applications and issued patents that describe and/or claim certain technologies, including products, reagents, formulations and methods including uses and manufacturing methods, or features or aspects of any of these. These issued patents and pending patent applications claim certain compositions of matter and methods relating to the discovery, development, manufacture and commercialization of therapeutic modalities and our delivery technologies, including LNPs. If we, our co-owners, our licensors, including our future partners, if any, are unable to obtain, maintain, protect, defend or enforce patent protection with respect to our product candidates and other technology and any product candidates and technology we develop, our business, financial condition, results of operations and prospects could be materially harmed.
As the scientific fields mature, our known competitors and other third parties have filed, and will continue to file, patent applications claiming inventions in the field in the United States and in other countries. There is uncertainty about which patents will issue, and, if they do, as to when, to whom and with what claims. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors.
We, our co-owners or our licensors, including our future partners, if any, may in the future become a party to patent proceedings or priority disputes in the United States, Europe or other jurisdictions. For instance, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have an exclusive, royalty-bearing sub-licensable license to use in formulation with PIONEER identified neopeptides, from SSI. We believe that we and our employees are the sole inventors of the Invention and that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. Since May 2023 the court proceedings has been paused while non-court mediated negotiations between us and SSI is ongoing. We have reached terms with SSI which do not include compensation from Evaxion to SSI, however formal agreement needs to be signed.
If disputes such as the SSI dispute, over intellectual property that we have in-licensed or other related contractual rights prevent or impair our ability to maintain our current licensing arrangements on favorable terms, we may be unable to successfully develop our product candidates and the commercialization of any products derived from such product candidates may be adversely affected. In any event, if it is determined that that SSI are co-owners of part of the subject matter of the patent application, such a determination would not, in and of itself, prevent us from carrying on with EVX-01. However, if co-ownership of part of the patented subject matter is the end result of the court proceedings, our practical use of such part of the patented subject matter in any enforcement proceeding or as an object of licensing could be problematic.
The Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, included a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent through USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. We expect that our competitors and other third parties may institute litigation and other proceedings, such as interference, reexamination and opposition proceedings, as well as inter partes and post-grant review proceedings against us and the patents and patent applications that we own and in-license. We expect that we may be subject to similar proceedings or priority disputes, including oppositions, in Europe or other foreign jurisdictions relating to patents and patent applications in our portfolio.
If we, our co-owners or our licensors, including our future partners, if any, are unsuccessful in any interference proceedings or other priority or validity disputes, including any derivations, post-grant review, inter partes review or oppositions, to which we or they are subject, we may lose valuable intellectual property rights through the narrowing or loss of one or more patents owned or in-licensed, or our owned or in-licensed patent claims may be narrowed, invalidated or held unenforceable. In many cases, the possibility of appeal exists for either us or our opponents, and it may be years before final, unappealable rulings are made with respect to these patents in certain jurisdictions. The timing and outcome of these and other proceedings is uncertain and may adversely affect our business if we are not successful in defending the patentability and scope of our pending and issued patent claims. In addition, third parties may attempt to invalidate our intellectual property rights. Even if our rights are not directly challenged, disputes could lead to the weakening of our intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management and could have a material adverse impact on our business and our ability to successfully compete against our current and future competitors.
There are many issued and pending patent filings that claim aspects of technologies that we or our future partners, if any, may need for our product candidates or any products derived from our product candidates, including patent filings that relate to relevant delivery technologies. There are also many issued patents that claim targeting genes or portions of genes that may be relevant for vaccines we wish to develop. In addition, there may be issued and pending patent applications that may be asserted against us in a court proceeding or otherwise based upon the asserting party’s belief that we or our future partners, if any, may need such patents for the development, manufacturing and commercialization of our product candidates or any products derived from our product candidates. Thus, it is possible that one or more organizations, ranging from our competitors to non-practicing entities or patent assertion entities, has or will hold patent rights to which we may need a license, or hold patent rights which could be asserted against us. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If those organizations refuse to grant us a license to such patent rights on reasonable terms or a court rules that we need such patent rights that have been asserted against us and we are not able to obtain a license on reasonable terms or at all, we may be unable to perform research and development or other activities or market products covered by such patents, and we or our future partners, if any, may need to cease the development, manufacture and commercialization of one or more of the product candidates or any products derived from our product candidates we or our future partners, if any, may develop. Any of the foregoing could materially harm our business, financial condition, results of operations and prospects.
We may not be successful in obtaining, maintaining, protecting or defending the necessary intellectual property rights to allow us to identify and develop product candidates, product components and manufacturing processes for our development pipeline.
We currently have rights to certain intellectual property, through our owned and in-licensed patents and other intellectual property rights, relating to identification and development of our product candidates or other technologies. As our pipeline may involve additional product candidates that could require the use of intellectual property and other proprietary rights held by third parties, the growth of our business could depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these intellectual property and other proprietary rights may be held by others. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary, on reasonable terms, or at all, for product candidates and other technologies that we may develop. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.
For example, we have in the past and may continue to collaborate with academic institutions in certain aspects of our pre-clinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. However, these institutions may not honor our option and right of first negotiation for intellectual property rights or we may otherwise be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer intellectual property rights to other parties, potentially blocking our ability to pursue our program or otherwise continue to develop certain product candidates or other technologies.
Moreover, some of our owned patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain, or continue to maintain, exclusive rights to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technologies. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could materially harm our competitive position, business, financial conditions, results of operations and prospects.
In addition, third parties that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain, protect, defend or enforce the existing intellectual property rights we have, we may have to abandon the development of the relevant program or product candidate and our future partners, if any, may have to abandon the commercialization of any products derived from our product candidates, which could materially harm our business, financial condition, results of operations and prospects.
The lifespans of our patents may not be sufficient to effectively protect our product candidates, technologies and business.
Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non-provisional filing date, assuming maintenance fees are timely paid after the patent has issued. Most foreign jurisdictions also provide a 20-year nominal patent term, though many require payment of regular, often annual, annuities to maintain pendency of an application or viability of an issued patent. In some jurisdictions, one or more options for extension of a patent term may be available, but even with such extensions, the lifespan of a patent, and the protection it affords, is limited. Even if patents covering our product candidates, proprietary technologies and their uses are obtained, once the patent term has expired, we may be subject to competition from third parties that can then use the inventions included in such patents to create competing products and technologies. In addition, although upon issuance in the United States a patient’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such candidates are commercialized. If any patents that we own or in-license expire, we would not be able to stop others from using or commercializing similar or identical technology and products, and our competitors could market competing products and technology. Any of the foregoing could materially harm our competitive position, business, financial conditions, results of operations and prospects.
If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business, financial condition, results of operations and prospects may be materially harmed.
Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.
If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.
We may be reliant upon licenses to certain intellectual property and other proprietary rights from third parties that are important or necessary to the development and commercialization of our technology and product candidates, and we expect to enter into similar license agreements in the future. Licensing of intellectual property is important to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Our licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in any or all of our licenses.
Where we obtain licenses from, or collaborate with, third parties, in some circumstances we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties, or such activities, if controlled by us, may require the input of such third parties. In some cases, patent prosecution of our in-licensed intellectual property is controlled solely by the licensor. We may also require the cooperation of our licensors and future partners, if any, to enforce or defend any in-licensed patent rights, and such cooperation may not be provided. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, protected, enforced or defended in a manner consistent with the best interests of our business. Any patents or patent applications that we in-license may be challenged, narrowed, circumvented, invalidated or held unenforceable, or our licensors may not properly maintain such patents or patent applications and they may expire. If our licensors fail to obtain, maintain, defend, protect or enforce the intellectual property we license from them, we could lose our rights to the intellectual property and our competitors could market competing products using the inventions in such intellectual property. In certain cases, we control the prosecution of patents included from in-licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our partners. Any of the foregoing could materially harm our competitive position, business, financial condition, results of operations and prospects.
Moreover, any failure to satisfy obligations or any material breach under any of our licenses to third-party intellectual property could give the licensor the right to terminate the license. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone and royalty payment, exclusivity and other obligations on us. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, the licensor may have the right to terminate the license agreement, in which event we would not be able to develop, market and commercialize product candidates covered by the license agreement. In spite of our best efforts and even if we disagree, our licensors might still conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize the product candidates covered by these license agreements. In the event that any of our license agreements were to be terminated by the licensor, we may need to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all. If these license agreements are terminated, or if the underlying patents or other intellectual property fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market and commercialize, products similar or identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing license agreements in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses.
We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described in this section. If we, our co-owners or our licensors, including our future partners, if any, fail to adequately protect this intellectual property, our and our future partners, if any, ability to develop our product candidates, as well as the economic feasibility and our partners’ ability to develop, market and commercialize any products derived from our product candidates, could suffer. Moreover, if disputes over intellectual property that we have in-licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop our product candidates, and our future partners, if any, may not be able to successfully market and commercialize any products derived from our product candidates, which could materially harm our business, financial condition, results of operations and prospects.
Our current proprietary position for certain product candidates depends upon our owned or in-licensed patent filings covering components of such product candidates, manufacturing-related methods, formulations and/or methods of use, which may not adequately prevent a competitor or other third party from using the same product candidate for the same or a different use.
Composition of matter patent protection is generally considered to be desirable because it provides protection without regard to any particular method of use or manufacture or formulation. While we have obtained patent protection covering components of certain product candidates, manufacturing-related methods, formulations and/or methods of use and claims issued that are directed to a vaccine formulation containing a broadly defined protein antigen, we do not currently have any claims in our owned or in-licensed issued United States or European patents that cover the overall construct used in our product candidates, and we cannot be certain that claims in any future patents issuing from our pending owned or in-licensed patent applications or our future owned or in-licensed patent applications will cover the composition of matter of our current or future product candidates.
Method of use patents protect the use of a product for the specified method and formulation patents cover formulations to deliver therapeutics. These types of patents do not prevent a competitor or other third party from developing, marketing or commercializing a similar or identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method of use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and this type of infringement is difficult to prevent or enforce. Consequently, we may not be able to prevent third parties from practicing our inventions in the United States or other countries.
Moreover, competitors or other third parties may in their commercial activities rely on secret know-how, including reliance on secret technologies. Such secret technologies may include manufacturing processes, intermediary products, manufacturing tools etc., the existence and utility of which is by nature not known to the public and for which we at a later stage may therefore seek patent protection and obtain valid patents. Such competitors and third parties could, if they can document their prior secret use of the patented technologies, have acquired prior user rights under applicable national laws, including in the United States the defense to patent infringement defined in 35 U.S.C. §273, that protect such competitors and third parties from claims of patent infringement raised by us. Under such circumstances, we might not be able to adequately prevent such a competitor or third party from commercially exploiting our patented technology in the United States or in other countries.
Intellectual property rights of third parties could adversely affect our partners’ ability to commercialize any products derive from our product candidates, and we and/or our future partners, if any, might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates.
Because some of our product candidates are still in early developmental stages, and one or more features of the product candidates or related technologies such as their manufacture, formulation or use, may still change, we cannot be confident that we are aware of all third-party intellectual property that might be relevant to products that we eventually hope to commercialize. Various third-party competitors practice in relevant spaces, and may have issued patents, or patent applications that will issue as patents in the future, that will impede or preclude our ability to commercialize products. Furthermore, while United States patent laws provide a “safe harbor” to our clinical product candidates under 35 U.S.C. § 271(e)(1), which exempts from patent infringement activities related to pursuing FDA approval for a drug product, that exemption expires when a BLA or NDA is submitted. Given the uncertainty of clinical trials, we cannot be certain of the timing of their completion and it is possible that we might want to submit a BLA or NDA at a time when one or more relevant third-party patents is in force. Thus, it is possible that at the time that we commercialize our product candidates, one or more third parties may have issued patent claims that cover our products or critical features of their production or use. We may not be able to commercialize our products if patents issued to third parties or other third-party intellectual property rights cover, or may be alleged to cover, our products or elements thereof, or their methods of manufacture or use at the time that we seek to commercialize them. In such cases, we may not be in a position to develop or commercialize product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, successfully design around their claims, or enter into a license agreement with the intellectual property right holder(s). Such litigation or licenses could be costly or not available on commercially reasonable terms or at all, and design-around could be prohibitively expensive or impossible.
It is also possible that we have failed to identify relevant third-party patents that cover, or applications that will mature into patents that cover, one or more aspects of our platforms or product candidates. Given that, in most jurisdictions, a patent application is confidential when initially filed, and typically remains so until it is published about 18 months after the initial filing, it may not be possible for us to identify certain relevant filings in time to avoid using the technology that they claim. Additionally, the claims of pending patent applications and divisional continuation applications filed at a late stage can, subject to certain limitations, be amended over time, so that even patent applications whose claims did not cover our products or activities when published could be amended to cover one or more aspects of our platforms or product candidates over time, and we might not be aware that such amendment had been made.
We may be involved in lawsuits to protect or enforce our intellectual property or the intellectual property of our licensors, or to defend against third-party claims that we infringe, misappropriate or otherwise violate such third party’s intellectual property, each of which could be expensive, time consuming and unsuccessful.
There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, ex parte reexaminations, post-grant review, and inter partes review proceedings before the USPTO and corresponding European and other non-United States patent offices. Competitors and other third parties may infringe, misappropriate or otherwise violate our intellectual property rights or those of our licensors. To prevent infringement, misappropriation or other unauthorized use, we may be required to file claims, which can be expensive and time-consuming. In certain instances, we may institute inter partes review proceedings against issued United States patents and opposition proceedings against European patents owned by third parties in the field of immunotherapy. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.
In addition, in a patent infringement proceeding, our owned, or in-licensed patents may be challenged and a court may decide that a patent we own, or in-license is not valid, is unenforceable and/or is not infringed. If we or our future partners, if any, were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. Similar mechanisms for challenging the validity and enforceability of a patent exist in ex-United States patent offices and may result in the revocation, cancellation or amendment of any ex-United States patents we hold in the future. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents or those of our licensors invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would materially harm our competitive position, business, financial condition, results of operations and prospects.
Third parties, ranging from our competitors to non-practicing entities or patent assertion entities, may assert that we are employing their intellectual property and other proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use, development, manufacture or commercialization of our product candidates. As patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may obtain injunctive or other equitable relief, which could effectively block our ability to develop and commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms, or at all, or may be non-exclusive.
Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same intellectual property and technology. Our defense of litigation, interference, derivation or similar proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing collaborations that would help us bring our product candidates to market.
Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.
In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products, or obtain one or more licenses from third parties, which may not be made available on commercially favorable terms, if at all, or may require substantial time and expense.
Such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same intellectual property and technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and product candidates, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Moreover, certain of our collaborations provide, and we expect additional collaborations to provide, that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our future partners, if any, to third parties for licenses to such third parties’ intellectual property in the relevant fields, which could result in significant reductions in our revenues from products developed through collaborations.

In addition, in connection with certain license and collaboration agreements, we have agreed, and may in the future agree, to indemnify certain third parties for certain costs incurred in connection with litigation relating to intellectual property rights or the subject matter of the agreements. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation in the United States, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments in any litigation or other intellectual property proceedings. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of the ADSs.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees, and various other governmental fees on patents and applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents or applications. We have systems in place to remind us to pay these fees and we may employ outside firms and rely on our outside counsel to pay these fees due to non-United States patent agencies; however, we cannot guarantee that we will successfully pay these fees. The USPTO and various non-United States governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our in-licensed intellectual property, and we cannot guarantee that they will do so. In such an event, our competitors might be able to enter the market with similar or identical products or technology, and this would materially harm our business, financial condition, results of operations and prospects.
Changes in patent law in the United States or in other countries could diminish the value of patents in general, thereby impairing our ability to protect our products.
As is the case with other biotechnology companies, our success is dependent on our intellectual property rights, particularly patents that we own and in-license. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and therefore obtaining and enforcing biotechnology patents is costly, time-consuming and inherently uncertain. Moreover, there are periodic changes in patent law. For example, after March 2013, under the America Invents Act, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could materially harm our business, financial condition, results of operations and prospects.
In addition, recent United States Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the United States Congress, the federal courts and the USPTO, and their equivalents in other jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to obtain, maintain, protect, defend or enforce our intellectual property in the future.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to seeking patent protection for some of our technology and product candidates, we also seek to rely on trade secret protection and confidentiality agreements to maintain our competitive position and protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets and know-how may be difficult to protect.
We seek to protect these trade secrets, know-how and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate future partners, if any, outside scientific future partners, if any, CROs, CDMOs, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants and require all of our employees and key consultants who have access to our trade secrets, proprietary know-how, information or technology to enter into confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our best efforts, any of these parties may breach the agreements and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets or know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially harm our business, operating results, financial condition and prospects.
We may be subject to claims that we have wrongfully hired an employee from a competitor, or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
We have received confidential and proprietary information from third parties in the course of our research and other collaborations with others in the industry, academic institutions and other third parties. In addition, many of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, independent contractors and advisors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we have inadvertently or otherwise used or disclosed confidential or proprietary information, trade secrets or know-how of these third parties, or that our employees, consultants, independent contractors or advisors have inadvertently or otherwise used or disclosed confidential information, trade secrets or know-how of such individual’s current or former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. Claims that we, our employees, consultants or advisors have misappropriated the confidential or proprietary information, trade secrets or know-how of third parties could materially harm our business, financial condition, results of operations and prospects.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.
We have been and may, in the future, be, subject to claims that current or former employees, consultants, independent contractors, collaborators, future partners, if any, or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. While it is our policy to require our employees, consultants, independent contractors, future partners, if any, and other third parties who may be involved in the conception, development or reduction to practice of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives, develops or reduces to practice such intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants, independent contractors, future partners, if any, or other third parties who are involved in developing and commercializing our product candidates.
For instance, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have an exclusive, royalty-bearing sub-licensable license to use in formulation with PIONEER identified neopeptides, from SSI. We believe that we and our employees are the sole inventors of the Invention and that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. Since May 2023 the court proceedings has been paused while non-court mediated negotiations between us and SSI is ongoing. We have reached terms with SSI which do not include compensation from Evaxion to SSI, however formal agreement needs to be signed.
If disputes such as the SSI dispute, over intellectual property that we have in-licensed or other related contractual rights prevent or impair our ability to maintain our current licensing arrangements on favorable terms, we may be unable to successfully develop our product candidates and the commercialization of any products derived from such product candidates may be adversely affected.
Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could materially harm our business, financial condition, results of operations and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Furthermore, the laws of some countries do not protect intellectual property and other proprietary rights or establish ownership of inventions to the same extent or in the same manner as the laws of the United States. A majority of our employees work in Denmark and are subject to Danish employment law. Employees’ inventions that are either patentable or registrable as Danish utility models are subject to the provisions of the Danish Act on Employee Inventions, which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or former employees pertaining to alleged non-adherence to the provisions of this act. Such disputes may be costly to defend and may take up our management’s time and efforts regardless of whether we prevail or fail in any such dispute. There is a risk that the compensation we provided to employees who have assigned the rights to inventions to us may be deemed to be insufficient and we may under Danish law be required to increase the compensation due to such employees for the assignment of rights to such inventions. In those cases where rights to employees’ inventions have not been assigned to us, we may need to agree with the respective employees on the assignment of such inventions, including i.e. by paying suitable compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the Danish Act on Employee Inventions, our business, financial condition, results of operations and prospects could be materially harmed.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.
Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some countries do not protect intellectual property rights to the same extent as laws in Denmark and the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and to the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own product candidates and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents and other intellectual property or development, marketing and commercialization of competing products in violation of our intellectual property and other proprietary rights generally. Proceedings to enforce our intellectual property rights in such jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects could be materially harmed.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our unregistered trademarks or trade names, as well as any trademarks or service marks that we may register or have registered, may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential future partners, if any, or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, know-how, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could materially harm our business, financial condition, results of operations and prospects.
Intellectual property rights do not necessarily address all potential threats to our business or permit us to maintain any competitive advantage we may have.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain any competitive advantage we may have. For example:
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others may be able to make personalized cancer immunotherapies and infectious disease products or product candidates that are similar to any product candidates we may develop and commercialize or utilize similar technologies that are not covered by the claims of the patents that we now or may in the future own or have exclusively in-licensed;

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we, our co-owners or our licensors or future partners, if any, might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively in-licensed;

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we, our co-owners or our licensors or future partners, if any, might not have been the first to file patent applications covering certain of our or their inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;

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it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issued patents;

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issued patents that we own or have exclusively in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we may not develop additional proprietary technologies that are patentable;

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the patents of others may have an adverse effect on our business; and

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we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could materially harm our business, financial condition, results of operations and prospects.
Risks Related to Cybersecurity
We and our future partners, if any, or other contractors or consultants depend on information technology systems, and any failure of these systems could materially harm our business, financial condition, results of operations and prospects. Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could also materially harm our business, financial condition, results of operations and prospects.
Our internal computer systems and those of our future partners, if any, vendors, and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, pandemics, terrorism, cybersecurity threats, war, and telecommunication and electrical failures. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of pre-clinical data and/or clinical trial data from one or more ongoing or completed pre-clinical projects or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach to running multiple projects in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the GDPR and relevant member state law in the European Union, and the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and other relevant state and federal privacy laws in the United States. To the extent that any disruption or security breach were to result in a loss of, or damage to, data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.
While we have not experienced any material system failures, accidents or security breaches to date, we cannot guarantee that third parties will not be able to gain unauthorized access to or otherwise breach our systems in the future. Any such unauthorized access or breach could materially harm our business, financial condition, results of operations and prospects.
Risks Related to Government Regulation
Even if our future partners, if any, obtain regulatory approval for a product derived from one of our product candidates, such products will remain subject to regulatory scrutiny. Failure to obtain and/or maintain regulatory approval of our product candidates or to comply with ongoing regulatory requirements if regulatory approval is obtained, would materially harm our business, financial condition, results of operations and prospects.
If a product derived from one of our product candidates is approved, it will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post- market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.
BLA and NDA holders, as well as manufacturers of drug and biologics facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any approved marketing application. Accordingly, we, our partner and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.
Our future partners, if any, will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs and biologics are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, our future partners, if any, may not promote our products “off-label” for indications or uses for which they do not have approval. The holder of an approved application must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. Our future partners, if any, could also be asked to conduct post-marketing clinical studies to verify the safety and efficacy of our products in general or in specific patient subsets. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.
If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we or our future partners, if any, fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:
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issue warning letters;

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impose civil or criminal penalties;

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suspend or withdraw regulatory approval;

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suspend any of our clinical studies;

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refuse to approve pending applications or supplements to approved applications submitted by us;

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impose restrictions on our operations, including closing our contract manufacturers’ facilities; or

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seize or detain products, or require a product recall.

Any government investigation of alleged violations of law could require us and/or our future partners, if any, to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our partners’ ability to commercialize and generate revenue from any products derived from our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.
Moreover, the policies of the FDA, the EMA, the TGA and other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any products derived from our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States, Europe or other countries. For example, certain policies of the current United States administration may impact our business and industry. Namely, the current United States administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
We and our future partners, if any, may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and other healthcare laws. If we and/or our future partners, if any, are unable to comply, or have not fully complied, with such laws, we and/or our future partners, if any, could face substantial penalties, which could materially harm our business, financial condition, results of operations and prospects.
We and/or our future partners, if any, may be subject to additional healthcare regulation and enforcement by the United States federal government and by authorities in the United States, the European Union and other jurisdictions in which we conduct our business. If our future partners, if any, obtain FDA approval for any products derived from our product candidates and begin commercializing those products in the United States, our operations may be indirectly through our future partners, if any, and their prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Health Care Program Anti-Kickback Statute, the federal civil and criminal False Claims Act, and the Physician Payments Sunshine Act and regulations. Many states and other jurisdictions have similar laws and regulations, some of which may be broader in scope. These laws will impact, among other things, our proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws enacted by both the federal government and the states in which we conduct our business. The laws that will affect our operations include, but are not limited to the following:
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The federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers, and formulary managers on the other. The ACA amends the intent requirement of the federal Anti-Kickback Statute to provide that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it;

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The federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment or approval from Medicare, Medicaid or other government payors. The ACA provides, and recent government cases against pharmaceutical and medical device manufacturers support, the view that federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, may implicate the False Claims Act;

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HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses and health care providers;

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The United States Federal Food, Drug, and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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The United States Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;

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Federal transparency laws, including the federal Physician Payment Sunshine Act, which require disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

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State law equivalents of each of the above federal laws, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare professionals or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances which are also applicable to us, and many of them differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts in certain circumstances;

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The U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, United States companies and their employees and agents, as well as non-United States companies registered with the SEC from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof; and

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Similar healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

Due to the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of European Union member states, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.
Payments made to physicians in certain European Union member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization or the regulatory authorities of the individual European Union member states. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the European Union member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
We are subject to certain anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.
Among other matters, anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as “trade laws”, prohibit companies and their employees, agents, CROs, CDMOs, legal counsel, accountants, consultants, contractors and other future partners, if any, from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of trade laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, intellectual property (including patents) and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or future partners, if any, even if we do not explicitly authorize or have prior knowledge of such activities.
We are subject to stringent privacy laws, information security policies and contractual obligations governing the use, processing, and cross-border transfer of personal information and our data privacy and security practices.
We receive, generate and store significant and increasing volumes of sensitive information, such as employee, personal and patient data. We are subject to a variety of local, state, national and international laws, directives and regulations that apply to the collection, use, storage, retention, protection, disclosure, transfer and other processing of personal data, collectively referred to as “data processing”, in the different jurisdictions in which we operate, including comprehensive regulatory systems in the United States and Europe. Legal requirements relating to data processing continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance.
Compliance with United States and international data protection laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Moreover, complying with these various laws could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with United States, European and other international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could materially harm our business, financial condition, results of operations and prospects.
Various states in the United States, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of patient health information and other personal information. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California’s patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. In addition to the California Confidentiality of Medical Information Act, California also recently enacted the California Consumer Privacy Act of 2018, or CCPA, which became effective on January 1, 2020. The CCPA has been characterized as the first “GDPR-like” privacy statute to be enacted in the United States because it mirrors a number of the key provisions of the European Union General Data Protection Regulation (described below). The CCPA establishes a new privacy framework for covered businesses in the State of California, by creating an expanded definition of personal information, establishing new data privacy rights for consumers imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. An initiative called the California Privacy Rights Act, or CCPA 2.0, passed in November 2020 and builds upon and amends the original CCPA aligning it more closely with the GDPR. CCPA 2.0 expands the privacy rights of California residents and could impact our operations or that of our future partners, if any. Other states have been considering legislation similar to the CCPA, and several federal privacy proposals are under consideration in the current session of Congress.
The collection and use of personal health data in the European Union had previously been governed by the provisions of the Data Protection Directive, which has been replaced by the European Union General Data Protection Regulation, or GDPR. While the Data Protection Directive did not apply to organizations based outside the European Union, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the European Union. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data. The GDPR is a complex law and the regulatory guidance is still evolving, including with respect to how the GDPR should be applied in the context of clinical studies. Furthermore, some of the countries within the European Union are still in the process of drafting supplementary data protection legislation in key fields where the GDPR allows for national variation, including the fields of clinical study and other health-related information. These variations in the law may raise our costs of compliance and result in greater legal risks. Additionally, on July 16, 2020, the Court of Justice of the European Union, or the CJEU, issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision calls into question certain data transfer mechanisms as between the European Union member states and the United States. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on the data exporters (transferring the data out of the European Union) as well as the data importers (the recipient of the data in the United States) to assess United States national security laws on their business and future actions of European Union data protection authorities are difficult to predict at the early date. Consequently, there is some risk of any such data transfers from the European Union being halted. Any contractual arrangements requiring the transfer of personal data from the European Union to us in the United States will require greater scrutiny and assessments as required under Schrems II and may have an adverse impact on cross-border transfers of personal data, or increase costs of compliance.
Since we are located in the European Union, we are subject to the GDPR. GDPR regulations have imposed additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. This may be onerous and may interrupt or delay our development activities, and materially harm our business, financial condition, results of operations and prospects.
Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. For instance, Australia, where we are currently conducting clinical trials for EVX-01, regulates data privacy and protection through a mix of federal, state and territory laws. The federal Privacy Act 1988 (Cth) (Privacy Act) or the Privacy Act, and the Australian Privacy Principles, or the APPs, contained in the Privacy Act apply to private sector entities (including body corporates, partnerships, trusts and unincorporated associations) with an annual turnover of at least AU$3 million, and all Commonwealth Government and Australian Capital Territory Government agencies.
The Privacy Act regulates the handling of personal information by relevant entities and under the Privacy Act, the Privacy Commissioner has authority to conduct investigations, including own motion investigations, to enforce the Privacy Act and seek civil penalties for serious and egregious breaches or for repeated breaches of the APPs where an entity has failed to implement remedial efforts.
In December 2022, the Australian Government increased fines for violations of the Privacy Act. The maximum fine for a serious invasion or repeated invasions of privacy (i.e. breaches of the privacy law) was increased to up to the greater of AUD $50m, three times the benefit of a contravention, or (where the benefit can’t be determined) 30% of domestic turnover.
In addition, most States and Territories in Australia (except Western Australia and South Australia) have their own data protection legislation applicable to relevant State or Territory government agencies, and private businesses that interact with State and Territory government agencies. These Acts include:
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Information Privacy Act 2014 (Australian Capital Territory)

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Information Act 2002 (Northern Territory)

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Privacy and Personal Information Protection Act 1998 (New South Wales)

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Information Privacy Act 2009 (Queensland)

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Personal Information Protection Act 2004 (Tasmania), and

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Privacy and Data Protection Act 2014 (Victoria)

Additionally, there are other parts of Australian State, Territory and federal legislation that relate to data protection. For example, the following all impact privacy and data protection for specific types of data or activities: the Telecommunications Act 1997 (Cth), the Criminal Code Act 1995 (Cth), the National Health Act 1953 (Cth), the Health Records and Information Privacy Act 2002 (NSW), the Health Records Act 2001 (Vic) and the Workplace Surveillance Act 2005 (NSW).
Specific regulators have also expressed an expectation that regulated entities should have specified data protection practices in place. For example, the Australian Prudential and Regulatory Authority, or the APRA, which regulates financial services institutions requires regulated entities to comply with Prudential Standards, including Prudential Standard CPS 234 Information Security (CPS 234), and the Australian Securities and Investment Commission regulates corporations more generally.
We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve. For example, depending on the jurisdiction, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws, in which case we may be subject to regulatory enforcement actions, lawsuits or reputational damage, all of which may adversely affect our business. There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with the GDPR, especially with regard to clinical trial conduct. For example, it is not clear if the authorities will conduct random audits of companies doing business in the European Union, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated. Enforcement uncertainty and the costs associated with ensuring GDPR compliance may be onerous and materially harm our business, financial condition, results of operations and prospects. If we fail to comply with the GDPR and the applicable national data protection laws of the European Union member states, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which in a worst-case scenario can result in monetary penalties of up to $20,000,000 or up to 4% of the total worldwide annual revenue of the preceding financial year, whichever is higher, and other administrative penalties. If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.
Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, as well as regulatory penalties. In the United States, notice of breaches must be made to affected individuals and the United States Secretary of HHS, and for extensive breaches, notice may need to be made to the media or state Attorneys General. Such a notice could harm our reputation and our ability to compete. HHS has the discretion to impose penalties without attempting to resolve violations through informal means. In addition, state Attorneys General are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Although we have implemented security measures to prevent unauthorized access to patient data, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, deliver test results, process claims and appeals, provide customer assistance, conduct research and development activities, collect, process and prepare company financial information, provide information about our tests and other patient and physician education and outreach efforts through our website, and manage the administrative aspects of our business.
If we, our future partners, if any, or our third-party suppliers fail to comply with environmental, health and safety and regulations, we could become subject to fines or penalties or incur costs that could materially harm our business, financial condition, results of operations and prospects.
We and our future partners, if any, will become subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations and the operations of our future partners, if any, will involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations and the operations of our future partners, if any, also may produce hazardous waste products. We generally anticipate contracting with third parties for the disposal of these materials and wastes. We will not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from any use by us of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities.
In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.
Our business operations and the operations of our future partners, if any, and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved.
Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.
If any of the physicians or other providers or entities with whom we expect to do business were found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

General Risks Related to our Business
Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified executive management and scientific personnel.
Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel with capabilities and expertise in immuno-oncology and infectious diseases as well as in artificial intelligence. We are highly dependent upon members of our management and scientific teams. We may not be able to retain these persons due to the competitive environment in the biotechnology industry. The loss of any of these persons’ services may adversely impact the achievement of our research, development, financing and commercialization objectives. We currently do not have “key person” insurance on any of our employees.
In addition, we rely on consultants, contractors and advisors, including scientific and clinical advisors, to assist us in formulating our research and development, regulatory approval and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. The loss of the services of one or more of our current employees or advisors might impede the achievement of our research, development, regulatory approval and commercialization objectives. In addition, we have flexibly grown our workforce through the use of contractors and part-time workers. We may not be able to retain the services of such personnel, which might result in delays in the operation of our business.
Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. Competition for skilled personnel, clinical operations, regulatory affairs, therapeutic area management and manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on favorable terms, or at all, given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, adverse publicity, failure to succeed in pre-clinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and could materially harm our business, financial condition, results of operations and prospects.
Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of our current or future product candidates.
We face an inherent risk of product liability exposure related to the testing of any of our current or future product candidates in clinical trials, and we may face an even greater risk if any products derived from our product candidates are commercialized. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
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decreased demand for any product candidate that we may develop;

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loss of revenue;

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substantial monetary awards to patients, healthy volunteers or their children;

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significant time and costs to defend the related litigation;

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withdrawal of clinical trial participants;

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the inability to commercialize any product candidates that we may develop; and

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injury to our reputation and significant negative media attention.

We carry clinical trial insurance, including product liability insurance, which we believe to be sufficient in light of the status of our current clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when any products derived from our product candidates obtain regulatory approval, we intend to expand our insurance coverage; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of the ADSs to decline and, if judgments exceed our insurance coverage, could materially harm our business, financial condition, result of operations and prospects.
If our products become subject to a product recall it could harm our reputation, business financial condition, results of operations and prospects.
The FDA, the EMA, the TGA and similar governmental authorities in other jurisdictions have the authority to require the recall of certain commercialized products. In the case of the FDA, the authority to require a recall of a biologic product must be based on an FDA finding that a batch, or a lot of other quantity of the biologic product presents an imminent or substantial hazard to the public health. For products developed using our AI-Immunology™ platform, a product recall may prevent other products derived from one or more of our product candidates using our AI-Immunology™ platform that target the same disease indication until we can demonstrate that the reason for any such product recall did not involve our technology. In addition, some governmental bodies outside the United States have the authority to require the recall of any product derived from one or more of our product candidates in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a product is found. A government-mandated or voluntary recall by us could occur as a result of manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our product candidates would divert managerial and financial resources and could materially harm our business, financial condition, results of operations and prospects. Also, a recall announcement could harm our reputation with customers and negatively affect our sales, if any.
If we engage in future acquisitions, joint ventures, partnerships or collaborations, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize the benefits of these acquisitions, joint ventures or collaborations.
We may evaluate various acquisitions and collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition, joint venture, partnerships or collaboration may entail numerous risks, including:
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increased operating expenses and cash requirements;

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the assumption of additional indebtedness or contingent liabilities;

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assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

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the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic merger or acquisition;

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retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

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risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

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our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may utilize our cash, issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.
Moreover, we may not be able to locate suitable acquisition or collaboration opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

We may be adversely affected by global climate change or by legal, regulatory or market responses to such change.
Increasing stakeholder environmental, social and governance, or ESG, expectations, physical and transition risks associated with climate change, and emerging ESG regulation and policy requirements may pose risk to our market outlook, brand and reputation, financial outlook, cost of capital, global supply chain and production continuity, which may impact our ability to achieve our business objectives. Changes in environmental and climate change laws or regulations could lead to additional operational restrictions and compliance requirements upon us, our future partners, if any, or other third parties upon whom we depend or otherwise could negatively impact our business. Physical impacts of climate change may drive increased costs to us and our suppliers and impact our continuity and facilities.
We, our future partners, if any, or other third parties upon whom we depend may be adversely affected by earthquakes, fires or other natural disasters and our, our future partners, if any, and such other third parties business continuity and disaster recovery plans may not adequately protect us or them from a serious disaster.
If earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond our control prevented us, our future partners, if any, or other third parties upon whom we depend from using all or a significant portion of our or their facilities, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We do not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third-party service provider disaster recovery and business continuity plans, which could materially harm our business, financial condition, results of operations and prospects. Furthermore, integral parties in our supply chain are operating from single locations, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business, which could materially harm our business, financial condition, results of operations and prospects.
Risks Related to this Offering and Ownership of ADSs
The price of the ADSs has been and may continue to be highly volatile and fluctuate substantially, which could result in substantial losses for purchasers of the ADSs who may not be able to resell the ADSs at or above the price they paid. Since the closing of our IPO in February 2021 and our follow-on offering in November 2021, the market price of the ADSs has decreased significantly and has been and may continue to be highly volatile. The stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, ADS holders may not be able to resell the ADSs at or above the price they paid for our ADSs. The market price for the ADSs may be influenced by many factors, including, but not limited to:
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results of our pre-clinical development and clinical trials of our product candidates or those of our competitors;

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the success of existing competitive products or technologies or new competitive products or technologies that may emerge;

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announcements by us or our competitors of commencement or termination of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

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regulatory or legal developments in the United States and other countries;

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developments or disputes concerning patent applications, issued patents, or other intellectual property or proprietary rights;

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the recruitment or departure of key personnel;

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issuances or sales of our ordinary shares or ADSs by us, our insiders or our other shareholders or holders of the ADSs;

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the level of expenses related to any of our product candidates or clinical development programs;

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the results of our efforts to discover, develop, acquire or in-license additional product candidates;

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actual or anticipated changes in estimates as to our financial condition, results of operations, development timelines or issuance of new or updated research, reports or recommendations by securities analysts;

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variations in our financial results or those of companies that are perceived to be similar to us;

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announcement or expectation of additional debt or equity financing efforts;

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currency fluctuations;

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changes in the structure of healthcare payment systems;

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market conditions in the pharmaceutical and biotechnology sectors;

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general economic, industry and market conditions, including the disruption in the financial markets caused by the COVID-19 pandemic and the ongoing military conflict between Russia and Ukraine and the conflict in the Israel-Gaza region; and

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the numerous programs in our pipeline, the development of which could each generate news or significant adverse events that could impact financial results or recommendations by securities analysts.

If our quarterly or annual results fall below the expectations of investors or securities analysts, the price of the ADSs could decline substantially. Furthermore, any such fluctuations in our results may, in turn, cause the price of the ADSs to fluctuate substantially. We believe that period-to-period comparisons of our results are not necessarily meaningful and should not be relied upon as an indication of our future performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could materially harm our business, financial condition, results of operations and prospects.
An active and liquid market for the ADSs and our ordinary shares may not be sustained, which could harm the market price of the ADSs.
Although the ADSs are listed on the Nasdaq Capital Market, an active trading market for the ADSs may not be sustained. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at the desired price or at the time that they would like to sell. In addition, the market price of the ADSs in our follow-on offering was based on the closing price of the ADSs at the time of such follow-on offering, there is no guarantee that such price will be free from challenge by our existing shareholders based on allegations that it does not reflect the “market price” at which we are required by our articles of association and Danish law to sell our ordinary shares. Any such shareholder challenge could be time consuming and costly and, if decided in a manner unfavorable to us, could result in liability to us and our directors, and could prevent any such offering from closing.
We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management has been and will continue to be required to devote substantial time to compliance initiatives. We are subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would materially harm our business, financial condition, results of operations and prospects.
As a public company, and particularly if we are no longer an “emerging growth company” as defined in the JOBS Act, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, since becoming a public company as a result of our IPO in February 2021, the federal securities laws, including the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and The Nasdaq Stock Market LLC, or Nasdaq, have imposed various requirements on our company, including requirements to file annual and event-driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have devoted and will continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with Nasdaq listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements.
Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report in connection with issuing our annual financial statements by our management on our internal control over financial reporting, and may be required to provide the attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in our annual filings with the SEC. To achieve compliance with Section 404 within the prescribed period, we have been and will continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act. Additional legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the last day of the fiscal year following the fifth anniversary of the closing of our IPO in February 2021 (December 31, 2026). We intend to take advantage of this additional legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel have devoted and will continue to devote a substantial amount of time to these compliance initiatives.
We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares and the ADSs less attractive to investors.
We are an “emerging growth company” under the JOBS Act, and we will remain an emerging growth company until the earlier of:
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the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion;

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the date on which we have issued more than $1 billion in nonconvertible debt securities during the previous three years;

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the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which, as of the last business day of our most recently completed second fiscal quarter, the market value of our common equity held by non-affiliates exceeds $700 million; and

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the last day of the fiscal year following the fifth anniversary of the closing of our IPO (December 31, 2026).

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For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to public companies that are not emerging growth companies. These exemptions include:

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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

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reduced disclosure obligations regarding executive compensation; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this Form F-1. In particular, we have not included all of the executive compensation information that would be required if we were not an emerging growth company. We cannot predict whether investors will find the ADSs less attractive if we rely on certain or all of these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price per ADS may be more volatile.
In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Such provisions are only applicable under U.S. GAAP, whereas our financial statements are prepared under the IFRS/IAS standards. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the IASB.
As a “foreign private issuer,” we are exempt from a number of rules under the United States securities laws, as well as Nasdaq rules, and we are permitted to file less information with the SEC than are domestic United States issuers. This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.
We qualify as a foreign private issuer. As a result, in accordance with the listing requirements of The Nasdaq Capital Market, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of The Nasdaq Capital Market. For instance, the Listing Rules for The Nasdaq Stock Market, or The Nasdaq Listing Rules, for domestic United States issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a remuneration committee or nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to The Nasdaq Listing Rules, or they may decide that it is in our interest not to have a remuneration committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with Nasdaq Listing Rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to The Nasdaq Listing Rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our company could, in the future, be more limited than if we were subject to the Nasdaq Listing Rules. We intend to follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders. In addition, we have opted to follow home country law instead of the Nasdaq Listing Rules that require that a listed company obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company may provide our shareholders with less protection than they would have as shareholders of a domestic U.S. company.

Furthermore, Danish law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in Denmark, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b).
Due to the above exemptions for foreign private issuers, our ADS holders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States, some investors may find the ADSs less attractive as a result, and there may be a less active trading market for the ADSs.
Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our ADSs.
If we fail to satisfy the applicable continued listing requirements of Nasdaq, such as certain corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our ADSs. Such a delisting would likely have a negative effect on the price of our ADSs and would impair your ability to sell or purchase our ADSs when you wish to do so. In the event of a delisting, any action taken by us to restore compliance with listing requirements may not i) allow our ADSs to become listed again, ii) stabilize the market price or iii) improve the liquidity of our ADSs, iv) prevent our ADSs from dropping below the Nasdaq minimum bid price requirement or v) prevent future non-compliance with the listing requirements of Nasdaq.
We qualify as a foreign private issuer and, as a result, we will not be subject to United States proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a United States domestic public company.
We report under the Exchange Act, as a non-United States company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Danish laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while United States domestic issuers depending on their size are required to file their annual report on Form 10-K within 60 or 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and the holders of the ADSs may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
Our status as a “foreign private issuer” allows us to adopt IFRS accounting principles, which are different than accounting principles under U.S. GAAP.
We have adopted and presented our financial statements in accordance with IFRS as issued by the IASB. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements; and the SEC permits foreign private issuers such as our company to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Persons who are not familiar with IFRS may misunderstand certain information presented in our financial statements. Accordingly, we suggest that readers of our financial statements familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers. If we cease to be a foreign private issuer, which is measured as of the end of our second fiscal quarter in each fiscal year after the completion of our IPO, we will be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers as of January 1 of the following year. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive management or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under United States securities laws if we are required to comply with the reporting requirements applicable to a United States domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to United States domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
Holders of the ADSs may be subject to certain limitations on the transfer of the ADSs and the withdrawal of the underlying ordinary shares.
Our ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to a holder’s right to cancel the ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of the ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, holders of ADSs may not be able to cancel the ADSs and withdraw the underlying ordinary shares when such holder owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of Securities.”
A significant portion of our total outstanding ordinary shares may be sold in the near future. The large number of shares eligible for sale or subject to rights requiring us to register them for sale could cause the market price of the ADSs to drop significantly, even if our business is performing well.
Sales of a substantial number of ordinary shares or the ADSs could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of the ADSs. We had 40,540,546 ordinary shares outstanding and 2,099,610 ADSs outstanding as of January 29, 2024. To date, not all of the holders of outstanding ordinary shares have converted their ordinary shares to ADSs.
On April 6, 2021, we filed a registration statement on Form S-8 under the Securities Act of 1933, as amended, or the Securities Act, to register a total of 4,808,076 ordinary shares, representing all ordinary shares issued or issuable under our equity incentive scheme pursuant to the Appendices to our Articles of Association. Such Form S-8 registration statement automatically became effective upon filing. Accordingly, shares registered under such registration statement are available for sale in the open market following the expiration of the applicable lock-up period.

You will experience immediate dilution. As of January 29, 2024, there were 12,477,648 warrants outstanding. If these warrants are exercised then an additional 12,477,648 ordinary shares, which are convertible into 1,247,764 ADSs, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of our ordinary shares and ADSs. In addition, as of January 29, 2024, there were 351,036 warrants issued to EIB under the loan agreement with EIB, which are expected to be cash settled. For a more detailed description of the EIB warrants see the section herein entitled “Our EIB warrants.”
Additionally, on November 28, 2021, we entered into a Share Sale and Restriction Agreement with, Dr. Lars Staal Wegner, our former Chief Executive Officer, Dr. Niels Iversen Møller our Co-Founder, and current member of our Board of Directors, and Andreas Mattsson, our Co-Founder and Chief AI and Culture Officer, pursuant to which Dr. Wegner agreed to exercise 211,849 warrants in each of the two week exercise windows established under our Articles of Association that are expected to open two trading days following publication of our annual report and interim quarterly financial reports in March 2022, May 2022, August 2022 and November 2022, respectively.
Under the terms of this agreement, Dr. Wegner, Dr. Møller and Mr. Mattsson further agreed with us that in the corresponding open trading window related to each such exercise consisting of the four-week period commencing on the third full trading day after the date of publication of our annual report or interim financial reports in March 2022, May 2022, August 2022 and November 2022, each a Trading Window, Dr. Wegner would sell such Ordinary Shares and Dr. Møller and Mr. Mattsson will purchase such ordinary shares, with each of Dr. Møller and Mr. Mattsson purchasing fifty per cent (50%) of such shares, at a purchase price per share equal to the Volume Weighted Average Price, or VWAP, of our ADSs at the close of the market on the date of exercise as reported on Nasdaq.
Under the terms of the agreement, Dr. Møller and Mr. Mattsson agreed that during each Trading Window each of them will sell 328,731 ADSs representing ordinary shares at a price equal to the prevailing market price thereof on the date of such sale as reported on Nasdaq. Furthermore, pursuant the terms of the agreement, Dr. Møller and Mr. Mattsson are required to sell such shares and are prohibited from exercising any subsequent influence over how, when, or whether to affect the trade(s). As of December 31, 2022, due to market conditions, Dr. Møller and Mr. Mattsson had only sold 43,196 of such ADSs representing ordinary shares, thereby, leaving a total of 285,535 ADSs subject to future sale under this arrangement. The number of ADSs referred to in this section do not reflect the one to ten ratio change effective January 22, 2024.
In addition, on June 7, 2022, we entered into the LPC Purchase Agreement pursuant to which we issued 428,572 ordinary shares represented by ADS’ (“Commitment Shares”) to Lincoln Park as consideration for a commitment fee of $1,200,000 for Lincoln Park’s agreement to purchase ordinary shares represented by ADSs under the LPC Purchase Agreement. As of the date of this prospectus we have not issued any additional ordinary shares represented by ADSs to Lincoln Park. In accordance with the terms of the LPC Purchase Agreement, we filed a selling shareholder Form F-1 Registration Statement with the SEC on July 7, 2002, which was declared effective by the SEC on August 26, 2022 registering the potential future sale by Lincoln Park of up to 4,649,250 ADSs represented ordinary shares inclusive of the 428,572 Commitment Shares. As of the date of this prospectus, Lincoln Park has only sold an aggregate of 102,000 of such Commitment Shares thereby leaving 326,572 of such Commitment Shares available for sale. The number of ADSs referred to in this section do not reflect the one to ten ratio change effective January 22, 2024.
Additionally, on October 3, 2022, we entered into a Capital on DemandTM Sales Agreement, or the Sales Agreement, with JonesTrading Institutional Services LLC, or JonesTrading, pursuant to which we may sell from time to time, at our option, ADSs representing ordinary shares through or to JonesTrading, as sales agent or principal. The ADSs are offered pursuant to a prospectus supplement, dated October 3, 2022, or the Prospectus Supplement, which was filed with the SEC on such date and our Form F-3 (Registration No. 333-265132) shelf registration statement filed with the SEC on May 20, 2022 and declared effective by the SEC on June 3, 2022. Pursuant to the Prospectus Supplement, we may offer and sell up to an aggregate of $14,439,000 of ADSs. Sales of the ADSs made pursuant to the Sales Agreement, are made by any method deemed to be an “at the market offering”, or ATM, as defined in Rule 415(a)(4) promulgated under the

Securities Act. JonesTrading is not required to sell any specific number or dollar amount of ADSs, but has agreed to use its commercially reasonable efforts to sell the ADSs from time to time, based upon our instructions, including any price, time or size limits or other customary parameters or conditions we may impose. As of the date of this prospectus, we have sold a total of 4,062,161 ADSs under this ATM program (not taking into account the ADS Ratio Change that became effective on January 22, 2024) for an aggregate purchase price of $9,229,131, thereby leaving up to an aggregate $5.2 million of ADSs available for future sale under this ATM program, depending in the development in the share price. The number of ADSs referred to in this section do not reflect the one to ten ratio change effective January 22, 2024.
In addition, on July 31, 2023 we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into our ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs. Pursuant to the agreement, we may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 month term of the agreement. We have under certain circumstances the right, but not the obligation to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, we are obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. The financing agreement between us and GGH is subject to approval by the SEC through the date of this prospectus.
Additionally, on December 18, 2023, we entered into a Securities Purchase Agreement, and an Investment Agreement, with certain Institutional Accredited Investors, Qualified Institution Buyers and other Accredited Investors (the “Purchasers”), including all members of the Company’s Management and Board of Directors and MSD GHI, or MSD, a subsidiary of Merck Inc., for the issuance and sale in a private placement (the “Private Placement”) of 9,726,898 of the Company’s ordinary shares, DKK 1 nominal value represented by American Depositary Shares and accompanying warrants to purchase up to 9,726,898 Ordinary Shares represented by ADSs at a purchase price of $0.544 per Ordinary Share. The Warrants are exercisable immediately upon issuance, expire three (3) years after the closing date and have an exercise price equal to $0.707 per Ordinary Share. The number of ADSs referred to in this section do not reflect the one to ten ratio change effective January 22, 2024.
In connection with the Private Placement, the Company entered into a registration rights agreement with the Purchasers dated as of December 18, 2023, pursuant to which the Company agreed to prepare and file an initial registration statement with the SEC registering the resale of the ordinary shares represented by ADSs and the ordinary shares represented by ADSs issuable upon the exercise of the warrants. All members of the Company’s management and board of directors have agreed to a lock-up period of 180 days from the effective date of such registration statement.
Sales of ADSs or our ordinary shares as restrictions end or pursuant to the above described agreements or pursuant to registration rights may make it more difficult for us to finance our operations through the sale of equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of the ADSs to fall and make it more difficult for holders of ADSs to sell the ADSs.
FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our securities.
Effective June 30, 2020, the SEC implemented Regulation Best Interest requiring that “A broker, dealer, or a natural person who is an associated person of a broker or dealer, when making a recommendation of any securities transaction or investment strategy involving securities (including account recommendations) to a retail customer, shall act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker, dealer, or natural person who is an associated person of a broker or dealer making the recommendation ahead of the interest of the retail customer.” This is a significantly higher standard for broker-dealers to recommend securities to retail customers than before under FINRA “suitability rules. FINRA suitability rules do still apply to institutional investors and require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending securities to their customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information, and for retail customers determine the investment is in the customer’s “best interest” and meet other SEC requirements. Both SEC Regulation Best Interest and FINRA’s suitability requirements may make it more difficult for broker-dealers to recommend that their customers buy speculative, low-priced securities. They may affect investing in our ADSs, which may have the effect of reducing the level of trading activity in our securities. As a result, fewer broker-dealers may be willing to make a market in our ADSs, reducing a shareholder’s ability to resell ADSs.
Holders of the ADSs are not treated as shareholders of our company and will not have the same voting rights as our shareholders, which may affect the value of the ADSs.
Holders of ADSs are not treated as our shareholders unless they withdraw the ordinary shares underlying the ADSs from the depositary, which is the holder of the ordinary shares underlying the ADSs. Holders of ADSs, therefore, do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement. As such, holders of ADSs will not be able to directly vote underlying ordinary shares. Holders of ADSs may instruct the depositary how to vote the ordinary shares underlying their ADSs. If we ask it to, the depositary will send out information about shareholder meetings and solicit voting instructions and will try to carry out voting instructions it receives. However, we are not required to instruct the depositary to take action with respect to shareholder meetings. If we do not do so, holders of the ADSs can still send voting instructions to the depositary and the depositary may try to carry out those instructions, but it is not required to do so. Holders of the ADSs may not become aware of shareholder meetings if the depositary does not send out information. Even if the depositary does solicit voting instructions, holders of ADSs may not receive the information in time. As a result of these factors, holders of ADSs may not be able to effectively exercise voting rights that they would have if they held our ordinary shares directly.
If we issue new ordinary shares or sell ADSs in future financings, shareholders or holders of ADSs may experience immediate dilution and, as a result, the price of the ADSs may decline.
We may from time-to-time issue additional ordinary shares or sell ADSs at a discount from the current trading price of our ordinary shares or ADSs. As a result, our shareholders and holders of ADSs could experience further immediate dilution upon the issuance of any ordinary shares or ADSs sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, ordinary shares or ADSs. If we issue ordinary shares or securities convertible or exchangeable into ordinary shares, such as ADSs, shareholders and holders of the ADSs could experience additional dilution and, as a result, the price of the ADSs may decline.
Raising additional capital may cause dilution to our existing shareholders, restrict our operations, or require us to relinquish rights to our technologies or product candidates.
We may seek additional capital through a combination of public and private equity offerings, debt financings, collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or debt securities, our existing shareholders’ ownership interest will be diluted and the terms may include liquidation preferences or other preferences that adversely affect our holders of ADS. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as imitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations and licensing arrangements with third parties or through asset sales, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.
Investors should be aware that the rights provided to our shareholders under Danish corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a United States company under applicable United States federal and state laws.
Under Danish corporate law, except in certain limited circumstances (which require as a minimum that a proposal for inspection has been supported by a minimum of 25% of the shareholders voting and being present at a general meeting), our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Danish limited liability company are also unable to initiate a derivative action, a remedy typically available to shareholders of United States companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director/management liability under limited circumstances. In addition, a majority of our shareholders may release a director or manager from any claim of liability we may have, including if such director or manager has acted in bad faith, negligently or fraudulently. However, a shareholder may bring a derivative action on behalf of our company against, among other persons, a director or manager, provided that the circumstances of the act or omission giving rise to the claim of liability was not known to the shareholder at the time of such shareholder resolution, or if shareholders representing at least 10% of the share capital represented at the relevant general meeting have opposed such shareholder resolution. In contrast, most United States federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if such director has acted in bad faith or has breached such director’s duty of loyalty to our company. Additionally, distribution of dividends from Danish companies to foreign companies and individuals can be eligible for non-refundable withholding tax, and not all receiving countries allow for deduction. Also, the rights as a creditor may not be as strong under Danish insolvency law, as under United States law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a United States debtor. In addition, the use of the tax asset consisting of the accumulated tax deficit requires that we are able to generate positive taxable income and can be restricted by future amendments to Danish tax law. Finally, Danish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a United States company under applicable United States laws. As a result of these differences between Danish corporate law and our articles of association, on the one hand, and United States federal and state laws, on the other hand, in certain instances, holders of the ADSs could receive less protection as a shareholder of our company than such holders would as a shareholder of a United States company.
Holders of our ordinary shares or ADSs may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their shareholding in the event of future issuances of our ordinary shares.
Under the Danish Companies Act, our shareholders benefit from a pre-emptive subscription right on the issuance of ordinary shares for cash consideration only and not in the event of issuance of shares against non-cash contribution or debt conversion. Even the shareholders’ pre-emptive subscription rights in the event of issuances of shares against cash payment may be disapplied by a resolution of the shareholders at a general meeting of our shareholders and/or the shares or ADSs may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders’ pre-emptive subscription rights. Such shares or ADSs may be issued above or at market value. In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with the Danish Companies Act and applicable laws in the jurisdiction in which the shareholder is resident. Furthermore, the use of pre-emptive subscription rights in relation to future capital increases in our company can be restricted for United States residents according to United States securities law. As a result, the ownership interest of shareholders or ADS holders may be materially diluted in the event shares or ADSs are issued in the future. Shares or ADSs may be issued at a discount to market price in rights offerings provided that the resolution is approved by two-thirds of the votes cast and the share capital represented at the general meeting and in these cases a restriction on the ability to exercise pre-emptive rights may materially dilute the value of the ordinary shares or ADSs held by the shareholder or ADS holder in question.
Our shareholders have authorized our board of directors to issue securities, including in connection with (i) issues of new ordinary shares with preemptive rights for our existing shareholders at market price or at a discount price against cash payment, (ii) issues of new ordinary shares without preemptive rights for our existing shareholders at market price or at a discount price against cash payment, (iii) issues of warrants without preemptive rights for our existing shareholders at market price or at a discount price against cash payment, and (iv) issues of convertible loan notes without preemptive rights for our existing shareholders at market price against cash payment. The absence of pre-emptive rights for existing shareholders may cause dilution to such holders.

However, holders of the ADSs in the United States will not be entitled to exercise or sell pre-emptive subscription rights related to their ordinary shares, unless we register the pre-emptive subscription rights and the securities to which the pre-emptive subscription rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to ADS holders unless both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act.
Holders of ADSs may not receive distributions on our ordinary shares represented by the ADSs or any value for them.
If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case ADS holders will receive no value for these rights.
United States holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.
A non-United States corporation will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. In addition, a non-United States corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. We have not made a determination as to whether we will or will not be treated as a PFIC in the 2022 taxable year and subsequent taxable years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that we will or will not be determined to be a PFIC for the 2024 tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding our PFIC status. If we were to be or become a PFIC for any taxable year during which a United States holder (defined below in “Taxation — Certain Material United States Federal Income Tax Considerations”) holds ADSs, certain adverse United States federal income tax consequences could apply to such United States holder. See: “Taxation — Certain Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”
The Danish tax treatment of ADSs by the Danish tax authorities is uncertain.
The specific treatment of ADSs under Danish tax law is highly uncertain and not codified in law. The interpretation by the Danish tax authorities may have adverse effects on the taxation of investors. In the tax description contained herein we are assuming that the ADSs are to be treated as listed shares for Danish tax purposes. This is based on recent communications and tax rulings relating to similar structures from the Danish tax authorities which indicate that a holder of ADSs will be treated as holding listed shares in the company for Danish tax purposes. In the event that the holders of ADSs are not treated as holding listed shares in the company, it is likely that they will be treated as either holding unlisted shares or financial instruments for Danish tax purposes, which will impact the Danish tax treatment of the ADS holders, including in respect of the taxation of dividends paid to ADS holders. Furthermore, the communications and tax rulings from the Danish tax authorities indicate that the voting and economic rights attached to the underlying shares have been effectively transferred to the ADS holders and that they will therefore be considered as holding listed shares. In the event that the Danish tax authorities should rule differently with respect to the Company and the depositary agreement with Bank of New York Mellon and not treat the ADS holders as holders of shares in the Danish company, then the depository bank may be considered the holder of the ordinary shares in the company for Danish tax purposes.
Claims of United States civil liabilities may not be enforceable against us.
We are incorporated under the laws of Denmark. Substantially all of our assets are located outside the United States. A number of our directors and the majority of our officers and employees reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.
The United States and Denmark currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon United States securities laws, would not automatically be recognized or enforceable in Denmark. In order to obtain a judgment which is enforceable in Denmark, the party in whose favor a final and conclusive judgment of the United States court has been rendered will be required to file its claim with a court of competent jurisdiction in Denmark. Such party may submit to the Danish court the final judgment rendered by the United States court. If and to the extent that the Danish court finds that the jurisdiction of the United States court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Danish court should, in principle, give binding effect to the judgment of the United States court, unless such judgment contravenes principles of public policy of Denmark. Danish courts are likely to deny the recognition and enforcement of punitive damages or other awards. Moreover, a Danish court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of United States courts in Denmark are solely governed by the provisions of the Danish Administration of Justice Act.
Based on the lack of a treaty as described above, United States investors may not be able to enforce against us or members of our board of directors, our executive board, our executive management or certain experts named herein who are residents of Denmark or countries other than the United States any judgments obtained in United States courts in civil and commercial matters, including judgments under the United States federal securities laws.
We may fail to meet our publicly announced guidance or other expectations about our business, which could cause the market value of our ADSs to decline significantly.
We may provide from time-to-time guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. If our guidance varies from actual results, the market value of the ADSs could decline significantly.
If securities or industry analysts do not publish research or reports about our business or if they publish negative evaluations of the ADSs, the market price of the ADSs and their trading volume could decline.
The trading market for the ADSs will rely, in part, on the research and reports that securities or industry analysts publish about us or our business. If no or only limited securities or industry analysts cover our company, the trading price for the ADSs would be negatively impacted. If any of the analysts who cover us downgrades our equity securities or issues an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, the market price of the ADSs would likely decline. If one or more of these analysts cease to cover the ADSs, or downgrades our securities, we could lose visibility in the market for the ADSs, which in turn could cause the market price of the ADSs to decline or their trading volume to decline.

Our principal shareholders and executive management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.
As of January 29, 2024, our executive management, directors, holders of 5% or more of our ordinary shares and their respective affiliates beneficially own 33.5% of our outstanding voting securities. As a result, these security holders will have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of directors, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that holders of ADSs may feel are in their best interest as a holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.
We have broad discretion in the use of our cash, cash equivalents and investments, including the funds raised from our follow-on offering, our sales of ADSs we made pursuant to the Sales Agreement through or to JonesTrading under the ATM program and any sales to Lincoln Park of ADSs representing ordinary shares under the LPC Purchase Agreement and we may not use them effectively.
Our management will have broad discretion in the application of our cash, cash equivalents and investments, including the funds raised from our follow-on offering, our sales of ADSs we made pursuant to the Sales Agreement through or to JonesTrading under the ATM program and any sales to Lincoln Park of ADSs representing ordinary shares under the LPC Purchase Agreement, and could spend these funds in ways that do not improve our results of operations or enhance the value of our ordinary shares or ADSs. The failure by our management to apply these funds effectively could result in financial losses that could materially harm our business, financial condition, results of operations and prospects and could cause the market price of the ADSs to decline, and delay the development of our product candidates. Pending their use, we may invest our cash, cash equivalents and investments, in a manner that does not produce income or that loses value.
We may not have sufficient funds available to pay amounts due and owing European Investment Bank upon the exercise of certain warrants and may be required to use our cash, cash equivalents and investments to make such payments.
In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million, or the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. In connection with disbursement of each tranche, EIB is entitled to receive certain warrants, or the EIB Warrants. In November 2020, we initiated the process to receive the funds from the disbursement of tranche 1 of the EIB Loan in the aggregate amount of €7.0 million but due to the timing of the IPO we did not finalize a disbursement offer. In connection therewith, EIB received 351,036 EIB Warrants, which vested immediately, pursuant to the terms of a separate warrant agreement, or the EIB Warrant Agreement. As of December 31, 2021, we initiated the drawdown of the first tranche of the EIB Loan Agreement amounting to €7.0 million. We received the first tranche of €7.0 million on February 17, 2022.
Under Article 18, Paragraph 2 of the Statute of the European Investment Bank, or the EIB Statute, establishing EIB, a direct equity investment by EIB requires a separate authorization from the EIB Board of Governors pursuant to which the EIB Board of Directors, acting by qualified majority, has to establish the terms and conditions of such direct equity investment. Under the EIB Statute, in the absence of a separate authorization from the EIB Board of Governors, commercial shareholdings financed from EIB’s own resources are not allowed. Since the EIB Loan is being made from EIB’s own resources, the EIB Statute does not allow EIB to acquire any of our ordinary shares, therefore, we fully expect that if and when EIB exercises the EIB Warrants, it will do so on either a net cash settlement basis at a price equal to the market price on the date of exercise thereof, or by means of exercising its right to cause us to purchase the EIB Warrants at a purchase price equal to the volume weighted average price per ordinary share, or VWAP, for a period of six months following the exercise of such Put Right. Since we fully expect the EIB Warrants to be cash settled, we do not expect them to affect our share capital at any time. However, since the amount of cash that we will need in order to meet our obligations to pay the amounts due and payable to EIB upon the exercise of the EIB Warrants is based on valuations to be determined in the future and, therefore, cannot be determined as of the date of this prospectus, we may not have sufficient funds on hand to pay such amounts in which case we may be required to use a portion of our investments for such payments. For a more detailed discussion of the terms of the EIB Warrants see “Description of Share Capital — Our EIB Warrants.”
Because we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future, capital appreciation, if any, will be the sole source of gain on investments in the ADSs.
Currently, we do not have any plans to declare or pay cash dividends on our ordinary shares. Our intention is to retain all future earnings, if any, to finance the growth and development of the business. Additionally, the terms of any future debt agreements may preclude dividend payments. As a result, capital appreciation, if any, on the ADSs will be the sole source of gain for the foreseeable future.
You may be subject to limitations on surrenders of the ADSs and the withdrawal of the underlying shares.
Temporary delays in the cancellation of the ADSs and withdrawal of the underlying shares may arise because the depositary has closed its books or we have closed our transfer books, the transfer of shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our shares. In addition, you may not be able to cancel the ADSs and withdraw the underlying shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities. See “Description of American Depositary Shares.”
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement or relating to our ordinary shares or the ADSs, which could result in less favorable outcomes to the plaintiffs in an action of that kind.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under United States federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that holders of ADSs consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other ADS holders bring a claim against us or the depositary in connection with matters arising under the deposit agreement or relating to the ADSs, including claims under federal securities laws, you may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiffs in that action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial.
No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any ADS holder or by us or the depositary of compliance with any substantive provision of the United States federal securities laws and the rules and regulations promulgated thereunder
We have broad discretion in the use of the net proceeds from this offering and any exercise of the Warrants and consequently may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and any exercise of any Warrant and could spend any such proceeds in ways that do not improve our results of operations or enhance the value of our ADSs. The failure by our management to apply these funds effectively could result in financial losses that could cause the price of our ADSs to decline and delay the development of our product candidates.
If we fail to meet the requirements for continued listing on the Nasdaq Capital Market or Nasdaq, our ADSs could be delisted from trading, which would decrease the liquidity of our ADSs and our ability to raise additional capital.
Our ADSs are currently listed for quotation on The Nasdaq Capital Market. We are required to meet specified financial requirements in order to maintain our listing on the Nasdaq Capital Market. These requirements include maintaining a minimum bid price of at least $1.00 per share for our ADSs, which is referred to as the Bid Price Rule. On September 29, 2023, we received a deficiency letter from the Listings Qualifications Department of the Nasdaq Stock Market notifying that we were not in compliance with the Bid Price Rule. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until March 27, 2024, to regain compliance.
The Company continues to execute its business plan and is looking into various options available to regain compliance with Nasdaq’s continued listing standards and maintain its continued listing on the Nasdaq Capital Market. However, there can be no assurance that the Company will be able to regain compliance with the Bid Price Rule requirement or will otherwise be in compliance with other Nasdaq listing rules.
On January 22, 2024, we effected a change to the ratio of our ADSs to our ordinary shares from one ADS representing one (1) ordinary share to one ADS representing ten (10) ordinary shares, or the ADS Ratio Change. As a result of the ADS Ratio Change, the ADS trading price has traded above the minimum bid price of $1.00, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will continue to be greater than $1.00 prior or will have any effect on the liquidity in the Company.
There is no public market for Warrants or pre-funded warrants being offered by us in this offering.
There is no established public trading market for the Warrants or pre-funded warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Warrants or pre-funded warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Warrants or pre-funded warrants will be limited.
The Warrants and pre-funded warrants are speculative in nature.
The Warrants and pre-funded warrants offered hereby do not confer any rights of ADS ownership on their holders, such as voting rights, but rather merely represent the right to acquire ADSs represented by ordinary shares at a fixed price. Specifically, holders of the pre-funded warrants may acquire the ADSs issuable upon exercise of such warrants at an exercise price of $1.4537 per ADS or the USD equivalent to DKK 10 at the time of exercise, and holders of the Warrants may acquire the ADSs issuable upon exercise of such warrants at an exercise price of $4.00 per ADS. Moreover, following this offering, the market value of the Warrants and pre-funded warrants is uncertain and there can be no assurance that the market value of the Warrants and pre-funded warrants will equal or exceed their public offering prices. There can be no assurance that the market price of the ADSs will ever equal or exceed the exercise price of the Warrants and pre-funded warrants, and consequently, whether it will ever be profitable to exercise the Warrants and pre-funded warrants.
Holders of the Warrants and pre-funded warrants offered hereby will have no rights as ADS holders with respect to the ADSs underlying the Warrants or pre-funded warrants until such holders exercise their Warrants or pre-funded warrants and acquire our ADSs, except as otherwise provided in the Warrants or pre-funded warrants.
Until holders of the Warrants and pre-funded warrants acquire ADSs upon exercise thereof, such holders will have no rights with respect to the ADSs underlying such Warrants or pre-funded warrants, except as otherwise provided in the Warrants or pre-funded warrants. Upon exercise of the Warrants or pre-funded warrants, the holders will be entitled to exercise the rights of an ADS holder only as to matters for which the record date occurs after the exercise date.
This is a best efforts offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans, including our near-term business plans.
The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to support our continued operations, including our near-term continued operations. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us.
You will experience immediate dilution in the book value per ADS purchased in the offering.
Because the price per share of our ADSs being offered may be higher than the net tangible book value per ADS, you will experience dilution to the extent of the difference between the offering price per ADS you pay in this offering and the net tangible book value per ADS immediately after this offering. Our net tangible book value as of September 30, 2023, was approximately $(2.7) million, or $(0.98) per ADS. Net tangible book value per ADS is equal to our total tangible assets minus total liabilities, all divided by the number of ADSs outstanding. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase shares in this offering.
You may suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. After giving further effect to 757,500 ADSs in this offering at a public offering price of $4.00 per ADS and accompanying Warrant and 2,992,500 pre-funded warrants at a public offering price of $2.5463 per pre-funded warrant and accompanying Warrant, assuming the exercise in full of the pre-funded warrants and no exercise of the Warrants, and after deducting the Placement Agent commission and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2023 would have been $10.2 million, $1.56 per ADS. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.54 per ADS to existing investors and immediate dilution of $2.44 per ADS to new investors in this offering. See the section of this prospectus titled “Dilution” for a more detailed description of these factors.

If you purchase our securities in this offering you may experience future dilution as a result of future equity offerings or other equity issuances.
In order to raise additional capital, we believe that we will offer and issue additional ADSs or other securities convertible into or exchangeable for our ADSs in the future. We cannot assure you that we will be able to sell ADSs or other securities in any other offering at a price per ADS that is equal to or greater than the price per ADS paid by investors in this offering, and investors purchasing other securities in the future could have rights superior to existing stockholders. The price per ADS at which we sell additional ADSs or other securities convertible into or exchangeable for our ADSs in future transactions may be higher or lower than the price per ADS in this offering.
In addition, we have a significant number of share options and warrants outstanding. To the extent that outstanding share options or warrants have been or may be exercised or other shares issued, you may experience further dilution. Further, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries.
We are subject to, and may become a party to, litigation, claims, suits, regulatory actions and government investigations and inquiries.
The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time- consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Negative perceptions of our business may result in additional regulation, enforcement actions by the government and increased litigation, or harm to our ability to attract or retain customers or strategic partners, any of which may affect our business. Any damage to our reputation, including from publicity from legal proceedings against us or companies that work within our industry, governmental proceedings, unfavorable media coverage or class action could adversely affect our business, financial condition and results of operations.
An unfavorable outcome or settlement or any other legal, administrative and regulatory proceeding may result in a material adverse impact on our business, results of operations, financial position and overall trends. In addition, regardless of the outcome, litigation can be costly, time-consuming, and disruptive to our operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.
Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.
In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including: (i) timely delivery of shares; (ii) agreement to not enter into variable rate financings for six months from closing, subject to certain exceptions; (iii) agreement to not issue any ordinary shares or ADSs or securities convertible into ordinary shares or ADSs for sixty (60) days from closing, subject to certain exceptions; and (iv) indemnification for breach of contract.
Unstable market and economic factors could adversely affect our business, financial condition or results of operations.
Uncertain or unfavorable global economic or market conditions, such as a recession, an economic slowdown, inflation or reduced growth rates, could significantly impact our operating results or lead to significant reductions in funding sources available to the Company, which could adversely affect our business, results of operations or financial condition. Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the development of our

GD-T cell-based therapeutic candidates, including for future clinical trials. In the event of unstable markets and unfavorable market conditions, we cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our GD-T cell-based therapeutic candidates or other research and development initiatives. Furthermore, uncertain or unfavorable global economic or market conditions may cause our manufacturers, suppliers, distributors, contractors, logistics providers and other external business partners to suffer financial or operational difficulties, which could impact their ability to provide us with or distribute finished product, raw and packaging materials or services in a timely manner or at all. We could also face difficulty collecting or recovering accounts receivables from third parties facing financial or operational difficulties.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business. If we pay any dividends on our ordinary shares, we will pay those dividends, which shall be payable in respect of the ordinary shares underlying the ADSs, to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See the section entitled “Description of American Depositary Shares” in this prospectus. Cash dividends on our ordinary shares, if any, will be paid in USD.
MARKET, INDUSTRY AND OTHER DATA
This prospectus contains statistics, estimates, projections and other information concerning our industry, our business, and the markets for our product candidates, including data regarding the total sales of product in those markets, the estimated patient population in those markets, their projected growth rates, the perceptions and preferences of patients and physicians regarding the disease indications that we are pursuing or may pursue, as well as data regarding market research, statistics, estimates and forecasts prepared by our management. Information that is based on statistics, estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. For example, certain information contained in this prospectus regarding industry and market data was obtained from Medtrack, a database of private and public biotechnology companies. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”
USE OF PROCEEDS
We estimate that our net proceeds from this offering will be approximately $12.9 million, after deducting placement agent fees and estimated offering expenses of approximately $2.1 million (based on a public offering price per ADS of $4.00 per ADS and accompanying warrant, based on an offering with aggregate gross proceeds of $15,000,000. However, because this is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the placement agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus.
If all of the Warrants to purchase ADSs issued in connection with this offering are fully exercised for cash, we would receive additional aggregate proceeds of approximately $15 million.
We intend to use the net proceeds of this offering for continuing operating expenses and working capital. More specifically the net proceeds will be used to drive forward the key milestones in 2024 as laid out in figure 2. This includes both progressing our AI-Immunology™ platform as well as our clinical (EVX-01) and pre-clinical (EVX-B1, EVX-B2 and EVX-B3) pipeline.
The following table presents our use of proceeds if 100% of the securities in this offering are sold.
$m	100%	% of Total
Gross Proceeds from Offering	15.0	100%
Use of Proceeds
Placement Agent Fees and Expenses	1.3	9%
Offering Expenses	0.8	5%
Artificial Intelligence	2.5	16%
Infectious Diseases	2.1	14%
Immuno-Oncology	2.6	18%
General & Administrative	5.7	38%
Total Use of Proceeds	15.0	100%
If Gross Proceeds of this offering amounts to $15.0 million we expect to be able to fund current operations into the middle of 2025 based on the offering net proceeds, assuming full exercise of pre-funded warrants. This is excluding any income from ongoing business development activities which would extend the runway. For our expected 2024 cash spend excluding financing activities, 21% is consumed by AI related activities, 18% by our Infectious Diseases programs, 23% by our Immuno-Oncology programs and 38% for General & Administrative expenses.
In addition, we expect to use the At-The-Market facility in place with JonesTrading as well as other financial tools signed by the company as shared in SEC filings and furnished on Form 6-Ks. These tools require to a different extent liquidity in the EVAX share. Also, the ambition for 2024 is to generate business development income equal to the annual 2024 cash burn excluding financing costs. Obviously, this is an ambition with quite some uncertainty as it requires on-going discussions to turn out positively. However, the recently announced investment from MSD Global Health Innovation Fund (MSD GHI), a corporate venture capital arm of Merck & Co. Inc., Rahway, NJ, USA talks to the external interest of the company focus and efforts.
In common with many clinical development stage biotechnology companies our future liquidity needs, and ability to address them, will largely be determined by the availability of capital, both generally and in particular to fund our product candidates and key development and regulatory projects. As a pre-revenue biotechnology company, we have financed our operations though continuously raising capital; and we expect to continue having to raise capital routinely on the capital markets, taking advantage of our public listing. We are constantly formulating and implementing potential funding initiatives to ensure we have adequate working capital. These initiatives could be in the form of further equity raises, as noted earlier and/or non-dilutive financings arising from collaborations or licensing arrangements.
The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials, the potential for achieving accelerated regulatory approval and the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not result in our being profitable or increase our market value.
Pending these uses, we plan to invest these net proceeds in short-term, interest-bearing obligations; investment-grade instruments; certificates of deposit; or direct or guaranteed obligations of the United States and Denmark. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations. Our investment positions will also take into consideration the law and rules under the U.S. Investment Company Act of 1940, so as to avoid being characterized as an investment company thereunder.

CAPITALIZATION
The table below sets forth our cash and cash equivalents and our total capitalization as of September 30, 2023 on:
(1)
an actual basis and;

(2)
an as adjusted basis to give effect to the Private Placement closed on December 21, 2023, related to the issuance and sale of 9,726,898 of our ordinary shares represented by ADSs and accompanying warrants to purchase up to 9,726,898 ordinary shares represented by ADSs at a purchase price of $0.544 per ordinary share for an aggregate purchase price of $5.3 million. The as adjusted financial position also gives effect to the sale of 263,355 ADSs representing 2,633,550 ordinary shares that occurred on January 25, 2024 at a volume weighted average price (VWAP) of $9.7559 per ADS for an aggregate purchase price of approximately $2.5 million.

(3)
a pro forma basis as adjusted to give effect to the sale of 757,500 ADSs and Warrants pursuant to this prospectus at a public offering price of $4.00 per ADS and accompanying Warrant and 2,992,500 pre-funded warrants and Warrants at a public offering price of $2.5463 per pre-funded warrant and accompanying Warrant, assuming the exercise in full of the pre-funded warrants and no exercise of the Warrants, and after giving effect to the ADS ratio change as further described above, in this offering and after deducting the Placement Agent commission and estimated offering expenses payable by us.

You should read this information together with our unaudited interim financial statements and related notes appearing at the end of this prospectus and the information set forth under the “Prospectus Summary — Summary Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections.
	September 30, 2023	As Adjusted	Pro Forma As Adjusted
Cash and cash equivalents	2,605	10,484	23,402
Total assets	$11,942	$19,821	32,739
Total liabilities	14,676	14,676	14,676
Share capital	$4,415	$6,219	11,723
Other reserves	82,614	88,689	96,103
Accumulated deficit	(89,763)	(89,763)	(89,763)
Total equity	(2,734)	5,145	18,063
The number of our ordinary shares (including shares represented by ADSs in proportion to the designated ratio, as described in this registration statement) to be outstanding after this offering is based on 40,540,546 ordinary shares outstanding as of January 29, 2024 and excludes:
[1]
12,828,684 ordinary shares issuable upon the exercise of warrants outstanding as of January 29, 2024, pursuant to our Warrant Incentive Plan, at a weighted average exercise price of $0.84 per warrant;

[2]
48,728,964 ordinary shares reserved for future issuance under our warrant plans, including 1,000,000 ordinary shares reserved for future issuance to employees, officers, directors, advisors and consultants, 728,964 ordinary shares reserved for future issuance under the EIB Warrants, as described below in the section entitled “Our EIB Warrants”), and 47,000,000 shares reserved for future issuance under warrants the may be issued to future investors, lenders, consultants and/or advisors, if any.

For the description of the Warrant Incentive Plan see “Warrant Incentive Plan” below.
Unless otherwise stated, all information in this prospectus assumes no exercise of the outstanding options and warrants described above into ordinary shares or ADSs, treats all restricted shares issued with outstanding restrictions to be vested as issued and outstanding shares, no exercise of the Warrants or Placement Agent Warrants issued in this offering and the exercise in full of pre-funded warrants in this offering.
Except as otherwise indicated all references to our articles of association in this prospectus refer to our articles of association, as amended as currently in force for Evaxion Biotech A/S at the date of this prospectus.
To the extent these outstanding options or any newly issued options are exercised, or we issue additional ordinary shares in the future, there will be further dilution to the new investors purchasing ordinary shares represented by ADSs in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

DILUTION
If you invest in our ADSs in this offering, your ownership interest of our ordinary shares will be immediately diluted to the extent of the difference between the public offering price per ADS in this offering and the pro forma as adjusted net tangible book value per ADS after this offering. For the purposes of calculating the potential impact of dilution, the full value of the public offering price of $4.00 per ADS and Warrant has been ascribed to the ADSs. Dilution results from the fact that the public offering price per ADS is substantially in excess of the net tangible book value per ADS after this offering.
As of September 30, 2023, we had a historical net tangible book value deficit of $2.70 million, or $0.98 per ADS. Our net tangible book value per ADS represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding on September 30, 2023.
After giving further effect to 757,500 ADSs at a public offering price of $4.00 per ADS and accompanying Warrant and 2,992,500 prefunded warrants at a public offering price of $2.5463 per pre-funded warrant and accompanying Warrant, assuming the exercise in full of the pre-funded warrants and no exercise of the Warrants, and after deducting the Placement Agent commission and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2023 would have been $10.2 million, $1.56 per ADS. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.54 per ADS to existing investors and immediate dilution of $2.44 per ADS to new investors in this offering. The following table illustrates this dilution to new investors purchasing ADSs in this offering:
Public offering price per ADS		$4.00
Historical net tangible book value per ADS as at September 30, 2023	$(0.98)
Increase in net tangible book value per ADS attributable to transactions in the period through the present offering, as described above	2.54
Pro forma net tangible book value per ADS as of September 30, 2023	$1.56	$1.56
Dilution per ADS to new investors purchasing ADSs in this offering		$2.44
The number of our ordinary shares (including shares represented by ADSs in proportion to the designated ratio, as described in this registration statement) to be outstanding after this offering is based on 40,540,546 ordinary shares outstanding as of January 29, 2024 and excludes:
•
12,828,684 ordinary shares issuable upon the exercise of warrants outstanding as of January 29, 2024, pursuant to our Warrant Incentive Plan, at a weighted average exercise price of $0.84 per warrant

•
48,728,964 ordinary shares reserved for future issuance under our warrant plans. Includes 1,000,000 ordinary shares reserved for future issuance to employees, officers, directors, advisors and consultants, 728,964 ordinary shares reserved for future issuance under the EIB Warrants, as described below in the section entitled “Our EIB Warrants”), and 47,000,000 shares reserved for future issuance under warrants the may be issued to future investors, lenders, consultants and/or advisors, if any.

Unless otherwise stated, all information in this prospectus assumes no exercise of the outstanding options and warrants described above into ordinary shares or ADSs, treats all restricted shares issued with outstanding restrictions to be vested as issued and outstanding shares, no exercise of the Warrants and Placement Agent Warrants issued in this offering and the exercise in full of pre-funded warrants in this offering.

SELETED FINANCIAL DATA
The following tables present selected financial data as of and for the years ended December 31, 2022, 2021 and 2020 and the selected consolidated financial data for the three and nine months ended September 30, 2023 and 2022. We derived the selected statements of comprehensive loss for the years ended December 31, 2022, 2021 and 2020 and the selected statements of financial position data as of December 31, 2022, 2021 and 2020 from our audited financial statements included elsewhere in this prospectus. The selected statements of comprehensive loss data for the three and nine months ended September 30, 2023 and 2022 and the selected consolidated statement of financial position data as of September 30, 2023 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited interim condensed consolidated data reflects all adjustments necessary for a fair presentation of the financial information in those statements. We present our financial statements in USD and in accordance with IFRS as issued by the IASB.
The selected financial data below should be read together with our financial statements and related notes, and our unaudited condensed consolidated interim financial statements and related notes, included elsewhere in this prospectus, as well as the sections of this prospectus titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and the results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results to be expected for the full year ended December 31, 2023.
Summary Statements of Comprehensive Loss
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands, except per share amounts)
Operating expenses:
Research and development	$17,056	$19,583	$10,902
General and administrative	8,208	6,251	5,666
Total operating expenses	25,264	25,834	16,568
Operating loss	(25,264)	(25,834)	(16,568)
Finance income	2,831	2,039	216
Finance expenses	(1,508)	(915)	(223)
Net loss before tax	(23,941)	(24,710)	(16,575)
Income tax benefit	772	178	1,557
Net loss for the year	$(23,169)	$(24,532)	$(15,018)
Net loss attributable to shareholders of Evaxion Biotech A/S	$(23,169)	$(24,532)	$(15,018)
Loss per share – basic and diluted	$(0.98)	$(1.26)	$(0.97)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(USD in thousands, except per share amounts)
Research and development	$2,830	$4,068	$9,618	$12,983
General and administrative	2,932	2,015	8,215	5,756
Total operating expenses	5,762	6,083	17,833	18,739
Operating loss	(5,762)	(6,083)	(17,833)	(18,739)
Finance income	72	703	404	2,761
Finance expenses	(182)	(535)	(786)	(918)
Net loss before tax	(5,872)	(5,915)	(18,215)	(16,896)
Income tax benefit	194	175	613	599
Net loss for the period	$(5,678)	$(5,740)	$(17,602)	$(16,297)
Net loss attributable to shareholders of Evaxion Biotech A/S	$(5,678)	$(5,740)	$(17,602)	$(16,297)
Loss per share – basic and diluted	$(0.21)	$(0.24)	$(0.66)	$(0.69)
Summary Consolidated Statement of Financial Position
	September 30, 2023	December 31, 2022	As Adjusted(1)	As Adjusted(2)
	(USD in thousands)
Cash and cash equivalents	2,605	13,184	10,484	23,402
Total assets	$11,942	$22,025	19,821	32,739
Total liabilities	14,676	13,722	14,676	14,676
Share capital	$4,415	$3,886	6,219	11,723
Other reserves	82,614	77,076	88,689	96,103
Accumulated deficit	(89,763)	(72,659)	(89,763)	(89,763)
Total equity	(2,734)	8,303	5,145	18,063

(1)
The as adjusted financial position data gives further effect to the Private Placement closed December 21, 2023, related to the issuance and sale of 9,726,898 of the Company’s Ordinary Shares, represented by ADSs, and accompanying Warrants to purchase up to 9,726,898 Ordinary Shares represented by ADSs at a purchase price of $0.544 per Ordinary Share for an aggregate purchase price of $5.3 million. The as adjusted financial position also gives effect to the sale of 263,355 ADSs representing 2,633,550 ordinary shares that occurred on January 25, 2024 at a volume weighted average price (VWAP) of $9.7559 per ADS for an aggregate purchase price of approximately $2.5 million.

(2)
The as adjusted financial position data gives effect the pro forma adjustments set forth in footnote 1 above and to additionally reflect the issuance and sale of 757,500 ADSs, representing 7,575,500 ordinary shares, in the offering at a public offering price of $4.00 per ADS and accompanying Warrant and 2,992,500 warrants at a public offering price of $2.5463 per pre-funded warrant and accompanying Warrant, assuming the exercise in full of the pre-funded warrants and no exercise of the Warrants, and after deducting estimated placement agent commission and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited financial statements as of and for the years ended December 31, 2022, 2021 and 2020 and our unaudited interim condensed consolidated financial statements as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022, including the notes thereto, included with this report. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.
Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into USD at an assumed exchange rate of DKK 7.0390 per $1.00, which was the official exchange rate of such currencies as of September 30, 2023 rounded to four decimal places.
Special Note Regarding Forward-Looking Statements
This interim report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, statements about:
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the initiation, timing, progress, results, and cost of our research and development programs and our current and future pre-clinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

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the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

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our ability to identify research opportunities and discover and develop investigational medicines including our ability to establish partnerships around these;

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the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines;

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our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;

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our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;

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our ability to identify, recruit and retain key personnel;

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our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;

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the development of and projections relating to our competitors or our industry;

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our or our collaborators’ ability to commercialize our product candidates, if approved;

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the pricing and reimbursement of our investigational medicines, if approved;

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the rate and degree of market acceptance of our investigational medicines;

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the amount of and our ability to use our net operating losses, or NOLs, and research and development credits to offset future taxable income;

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our ability to manage our business and organizational development;

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regulatory developments in the United States, Europe, Australia and other foreign countries;

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adverse effects on our business condition and results for operation from the global COVID-19 pandemic, including the pace of global economic recovery from the pandemic;

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our ability to manufacture our product candidates with advantages in turnaround times or manufacturing cost;

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our ability to have our product candidates manufactured by third parties/collaborators or partners with advantages in turnaround times or manufacturing cost;

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our ability to implement, maintain and improve effective internal controls;

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our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer;

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adverse effects on our business condition and results for operation from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine; and

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other risk factors.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section herein entitled “Risk Factors.” You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the U.S. Securities and Exchange Commission, or the SEC, after the date of this prospectus. We qualify all of our forward-looking statements by these cautionary statements.
Significant Risks and Uncertainties
As a TechBio company, we face a number of risks and uncertainties. These are common for the biopharmaceutical industry and relate to operations, research and development, commercial and financial activities. For further information about risks and uncertainties the Company faces, refer to the section herein entitled “Risk Factors”.
Overview
We are a pioneering TechBio company based upon its AI platform: AI-Immunology™. Our proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel vaccines for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, we have developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. we are committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.
We have during the past three months revisited our strategy. Key focus has been to refine the Evaxion strategy with a strong focus on execution and value realization to secure the continuous development of our world-class organization and business with strong potential for addressing significant unmet needs within cancer and infectious diseases. The AI-Immunology™ platform provides in this context lower risks than traditional drug development.
We are pleased to share the refined strategy in a simple, straightforward overview below. The core of our strategy lies in our pioneering AI-Immunology™ platform, which has been continuously refined and validated over the past many years. This platform holds the potential for generating one new target every 24 hours, is delivery modality agnostic, and is easily adaptable to partner needs. Based on the unique multi-disciplinary capabilities built around our different AI prediction models, we focus on value realization via Targets, Pipeline and Responders. We have already seen substantial progress within each of these three areas: Two partnerships announced within Targets and encouraging initial EVX-01 Phase 2 data showcase significant progress in our Pipeline. Within Responders, we have obtained Proof of Principle for our checkpoint inhibitor responder model.
The refined strategy also means reduced focus on Evaxion-driven clinical trials, significantly reducing the cash burn. Combined with a stronger focus on value realization based upon our AI-Immunology™ platform, we have the ambition of being able to generate full-year 2024 business development income equal to our cash burn in 2024 excluding financing expenses. We believe we are set for strong business execution based on our refined strategy.
Figure 6: The Evaxion Strategy.
We are also excited to see that the validation of the AI-Immunology™ platform has continued. The EDEN™ AI prediction model has been validated for B-cell antigen discovery across seven different pathogens and formed a central component of the two important partnerships Evaxion entered into during the third quarter. One of these partnerships brings together AI-discovered antigens and mRNA technology — a first in the Evaxion pipeline. EDEN™ and the T-cell epitope discovery model, RAVEN™, are pivotal components of the other partnership forged with a leading pharmaceutical company to discover and develop vaccines against a pathogen with high unmet medical need for which no vaccines are available.

Evaxion plans to build on this momentum and leverage our AI-Immunology™ platform to pursue new partnerships for novel vaccine targets within infectious diseases.
We have also seen significant developments in our cancer portfolio and capabilities. A comprehensive clinical update on the EVX-01 Phase 2 trial shared at the SITC conference confirms the encouraging Phase 1 immune profile seen for our lead personalized cancer vaccine asset. This achievement solidifies our confidence in the potential AI-Immunology™ holds at becoming a new treatment paradigm for metastatic melanoma.
Another truly exciting element in the AI-Immunology™ platform is the ObsERV™ model, which is unique to Evaxion and allows us to harness a new source of tumor-specific antigens in oncology patients. With ObsERV™, we hope to expand the therapeutic reach of personalized cancer vaccines to patients with high mutational burden tumors but low numbers of high-quality neoantigens and patients with low tumor mutational burden who would otherwise not qualify for many of the treatment options available today. One exciting possibility we are currently looking into is whether we could use ObsERV™ to identify shared cancer antigens in particular cancer subtypes. This would hold the promise to develop the first precision cancer vaccines targeting indications with no equivalent treatment option to date. Details on this principle have been shared at ASH in December 2023.
With the recent development within cancer and infectious diseases, we have been seeing a further confirmation of our approach and are looking forward to discussing partnering opportunities across all parts of our strategy and associated with our three-pronged business model: Targets, Pipeline, and Responders.
Looking into 2024 we are anticipating several important milestones derived from our refined and focused strategy. Of particular importance are the following 2024 milestones:
Figure 7: Anticipated 2024 Milestones.
Recent events (July-December 2023)
Christian Kanstrup Leads Evaxion’s AI Strategy as CEO
We appointed Christian Kanstrup as CEO, emphasizing his unique leadership and strategic development skills. Kanstrup’s vision aims to harness the full potential of Evaxion’s AI platform for therapeutic innovation.
Evaxion’s EDEN™ Model Validated: Revolutionizing Vaccine Development
We shared data at the Vaccines Europe conference validating the EDEN™ model for bacterial vaccine discovery. This groundbreaking achievement emphasizes the models’ ability to swiftly generate novel vaccine targets, offering a faster, cheaper, and lower-risk approach to vaccine development. CEO Christian Kanstrup and Founder Andreas Holm Mattsson highlight its potential impact on high unmet medical needs, signaling a paradigm shift in vaccine discovery.

Evaxion Initiates AI-Designed Vaccine Program EVX-B3 in Collaboration with Leading Pharmaceutical Partner
We launched EVX-B3, an AI-guided vaccine program, in collaboration with a leading pharmaceutical company. Leveraging Evaxion’s EDEN™ and RAVEN™ AI models, the project aims to efficiently identify protective antigens against an undisclosed bacterial pathogen, addressing a critical global health concern. The collaborative effort highlights Evaxion’s dedication to harnessing AI for innovative vaccine design.
Evaxion and Afrigen Join Forces for Gonorrhea mRNA Vaccine
We partnered with Afrigen Biologics to develop an mRNA vaccine against gonorrhea, utilizing EDEN™ discovered targets. The collaboration, leveraging mRNA technology from the WHO and Medicines Patent Pool, aims to address the global medical need for a gonorrhea vaccine. Evaxion CEO Christian Kanstrup sees this collaboration as a strategic step to bring AI-designed vaccines to market, emphasizing the importance of identifying the right partners.
Evaxion’s EVX-01 Phase 2 Trial Shows Promise in Personalized Cancer Treatment
We reported encouraging Phase 2 data for its personalized cancer vaccine, EVX-01, confirming earlier Phase 1 findings. Notably, a metastatic melanoma patient with initial progressive disease showed significant and continuous tumor reduction after EVX-01 treatment. CEO Christian Kanstrup highlights the potential of their AI-Immunology™ platform to revolutionize oncology.
Webinar: Evaxion Shares Insights on EVX-01 Phase 2 Clinical Data
We hosted an online webinar on November 8 featuring KOL Professor Adnan Khattak, Principal Investigator of the EVX-01 Phase 2 clinical trial. The 30-minute event explores malignant melanoma, summarizes Phase 1 results, and details the Phase 2 update.
Evaxion Introduces AI Model for Predicting Cancer Immunotherapy Responses
We unveiled its AI model at the Biomarkers & Precision Oncology Europe conference, aiming to predict patient responses to cancer immunotherapy. The model shows promise in enhancing outcomes and reducing healthcare costs, aligning with Evaxion’s commitment to advancing AI-Immunology™ powered vaccines.
Evaxion Unveils Innovative Precision Vaccine Concept for Hematological Malignancies
We announced a groundbreaking precision vaccine concept for hematological malignancies at the 65th American Society of Hematology (ASH) Annual Meeting. The use of AI-Immunology™ to target endogenous retroviruses represents a significant advancement, offering tailored vaccines for hematological malignancies. The oral presentation on December 9 signifies a major milestone in Evaxion’s pursuit of innovative cancer solutions.
Results of Operations
Impact from COVID-19 Pandemic
The COVID-19 pandemic has affected countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical, clinical and commercial supply. While COVID-19 had an impact on how we work and conduct our activities, we have managed to avoid significant disruptions to our clinical and manufacturing operations. We monitor the risks from the pandemic closely, and work with relevant stakeholders to avoid and limit disruptions, and to develop and establish working measures.
Russia’s Invasion of Ukraine
On February 24, 2022, Russia invaded Ukraine creating a global conflict. The resulting conflict and retaliatory measures by the global community have created global security concerns, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe, and around the globe. Potential ramifications affecting the Company from the conflict include delays in research activities or in the conduct of clinical trials could increase associated costs and, depending upon the duration of any delays, require the Company to find alternative suppliers at additional expense. In addition, the conflict between Russia and the Ukraine has had significant ramifications on global financial markets, which may adversely impact the Company’s ability to raise capital on favorable terms or at all. As of September 30, 2023, the Company has not directly experienced a materially negative impact from Russia’s invasion of Ukraine on the consolidated financial statements.
Silicon Valley Bank Failure
Recent bank failures could impair our ability to access our existing cash, cash equivalents, and marketable securities and to timely pay key vendors and others. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (the “FDIC”) announced that Silicon Valley Bank (“SVB”) had been closed by the California Department of Financial Protection and Innovation, and the FDIC was appointed as receiver, which resulted in all funds held at SVB being temporarily inaccessible by SVB’s customers. We did not have any funds in SVB or other financial institutions that have been closed.
While we maintain our cash and cash equivalents in multiple financial institutions worldwide, our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired by the financial institutions with which we have arrangements directly facing liquidity constraints or failures. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws, any of which could have material adverse impacts on our operations and liquidity.
Comparison of the three months ended September 30, 2023 and 2022
The following table summarizes our statements of profit or loss for the periods indicated (unaudited):
	Three Months Ended September 30,
	2023	2022	Change
	(USD in thousands)
Operating expenses:
Research and development	$2,830	$4,068	$(1,238)
General and administrative	2,932	2,015	917
Total operating expenses	5,762	6,083	(321)
Operating loss	(5,762)	(6,083)	321
Finance income	72	703	(631)
Finance expenses	(182)	(535)	353
Net loss before tax	(5,872)	(5,915)	43
Income tax benefit	194	175	19
Net loss for the period	$(5,678)	$(5,740)	$62
Research and Development
Research and development expenses were $2.8 million for the three months ended September 30, 2023 as compared to $4.1 million for the three months ended September 30, 2022. The decrease in research and development expenses was primarily due to a decrease of $0.7 million in employee-related costs due to reduced headcount and different employee mix and a decrease in external costs of $0.5 million due to projects running less expensive.

General and Administrative
General and administrative expenses were $2.9 million for the three months ended September 30, 2023 as compared to $2.0 million for the three months ended September 30, 2022. The increase in general and administrative expenses was primarily due to an increase of $0.4 million in external costs related to capital raises and an increase in employee-related costs of $0.5 million due to a changed employee mix and termination accrual. These increases are due to the timing of funding projects and business initiatives compared to 2022 and the full year effect of the expansion of the organization throughout 2022 to meet the requirements as a listed company.
Finance Income
Finance income consisting primarily of interest from bank deposits was nominal for the three months ended September 30, 2023.
Finance income was related to foreign exchange gains of $0.5 million, primarily due to the strengthening of USD compared to DKK for the three months ended September 30, 2022.
Finance Expenses
Finance expenses primarily related to interest expense and related loan costs of $0.2 million on the EIB Loan Agreement, for the three months ended September 30, 2023.
Finance expenses primarily related to interest expense on the EIB Loan Agreement and our loan from our lessor were $0.4 million for the three months ended September 30, 2022.
Income Taxes
The income tax benefit was $0.2 million for the three months ended September 30, 2023, and $0.2 million for the three months ended September 30, 2022. Our effective tax rates for the three months ended September 30, 2023 and 2022 were different from the Danish Corporate tax rate of 22%, as only expected tax receivable from R&D Tax Schemes in Denmark and Australia are recognized.
Comparison of the nine months ended September 30, 2023 and 2022
The following table summarizes our statements of profit or loss for the periods indicated (unaudited):
	Nine Months Ended September 30,
	2023	2022	Change
	(USD in thousands)
Operating expenses:
Research and development	$9,618	$12,983	$(3,365)
General and administrative	8,215	5,756	2,459
Total operating expenses	17,833	18,739	906
Operating loss	(17,833)	(18,739)	(906)
Finance income	404	2,761	(2,357)
Finance expenses	(786)	(918)	132
Net loss before tax	(18,215)	(16,896)	(1,319)
Income tax benefit	613	599	14
Net loss for the period	$(17,602)	$(16,297)	$(1,305)
Research and Development
Research and development expenses were $9.6 million for the nine months ended September 30, 2023 as compared to $13.0 million for the nine months ended September 30, 2022. The decrease in research and development expenses was primarily due to a decrease of $2.5 million in external costs related to finalized clinical trials, and a decrease in employee-related costs of $0.5 million due to reduced headcount and different employee mix.
General and Administrative
General and administrative expenses were $8.2 million for the nine months ended September 30, 2023 as compared to $5.8 million for the nine months ended September 30, 2022. The increase in general and administrative expenses was primarily due to a $1.7 million increase in external costs related to legal cost, professional fees and capital raise costs, and an increase in employee-related costs of $0.8 million due to a changed employee mix. These increases are due to the timing of funding projects and business initiatives compared to 2022 and the full year effect of the expansion of the organization throughout 2022 to meet the requirements as a listed company.
Finance Income
Finance income consists primarily of foreign currency gains recognized and interest income from bank deposits of $0.1 million, and a gain from changes in fair value of liability-classified warrants of $0.3 million for the nine months ended September 30, 2023.
Finance income was related to foreign exchange gains of $2.2 million, primarily due to the strengthening of USD compared to DKK, and a gain from the change in warrant liability of $0.4 million for the nine months ended September 30, 2022.
Finance Expenses
Finance expenses primarily related to interest expense and related loan costs of $0.5 million on the EIB Loan Agreement, interest expense of $0.1 million for leasing liabilities, and foreign exchange losses of $0.2 million for the nine months ended September 30, 2023.
Finance expenses was related to remeasurement of warrant obligation of $0.3 million, interest expense and related loan costs on the EIB Loan Agreement and our loan from our lessor and were $0.6 million for the nine months ended September 30, 2022.
Income Taxes
The income tax benefit was $0.6 million for the nine months ended September 30, 2023, and $0.6 million for the nine months ended September 30, 2022. Our effective tax rates for the six months ended September 30, 2023 and 2022 were different from the Danish Corporate tax rate of 22%, as only expected tax receivable from R&D Tax Schemes in Denmark and Australia are recognized.
Liquidity and Capital Resources
Overview
As a pioneering TechBio company using artificial intelligence to decode the human immune system and develop novel vaccines for cancer, bacterial diseases, and viral infections we are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of September 30, 2023, we had an accumulated deficit of $89.8 million and expect to continue to incur significant losses for the foreseeable future.
As of September 30, 2023, and December 31, 2022, our available liquidity, comprised of cash and cash equivalents, was $2.6 million and $13.2 million, respectively and our total equity was $(2.7) million and $8.3 million, respectively. We have not generated any revenues during the nine months ended September 30, 2023, and prior periods. We will not start generating significant revenue before we have obtained an out-licensing partnership.
We monitor the funding situation closely to ensure that we have access to sufficient liquidity to meet our forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/or adjust the cost base accordingly. In March 2023 the Company adjusted the organization and reprioritized development programs to focus the operations and to save costs. Further, in the third quarter of 2023 we refined our strategi and adjusted the organization to reflect this focus.
The funding strategy is to finance cash needs through equity offerings, or other capital sources, including potential collaborations or licenses and adjust spending on new and ongoing development and corporate activities, as needed.
On December 21, 2023 we closed a Private Placement related to the issuance and sale of 9,726,898 of our ordinary shares, DKK 1 nominal value (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), and accompanying warrants (the “Private Placement Warrants”) to purchase up to 9,726,898 Ordinary Shares represented by ADSs at a purchase price of $0.544 per Ordinary Share for an aggregate purchase price of $5.3 million. The Private Placement Warrants are exercisable immediately upon issuance, have a term of three years, and an exercise price equal to $0.707 per Ordinary Share. Each Ordinary Share is represented by one (1) ADS. The Private Placement was priced at-the-market under Nasdaq rules.
The net proceeds to the Company from the Private Placement were approximately $4.9 million, and if Private Placement Warrants are exercised we could receive up to an additional $6.5 million of net proceeds before deducting offering expenses payable by the Company.
This is an important step in our long-term funding strategy and will fund operations towards the end of March 2024. Cash burn in the first quarter of 2024 is expected to be significantly higher than for the remaining quarters of 2024. The ambition for 2024 is on a full year basis to generate income from collaboration or license agreements equal to $14 million to balance expected cash burn in 2024 excluding financing activities.
Based on the current cash position and the forecasted cash requirements, it will require additional financing to fund operations by the end of March 2024.
Prior to the Private Placement in December 2023, financing has been obtained from various sources but primarily from the initial public offering in February 2021 and the follow-on public offering in November 2021 securing proceeds of $25.3 million and $24.9 million respectively.
In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million. We have drawn the first tranche of €7.0 million but will not draw the remaining part of the loan as we have changed our business plans. The EIB Loan tranche balances are due six years from disbursement dates. EIB has received 351,036 warrants attributable to the first tranche of €7.0 million.
The EIB Loan contains a requirement that, at all times while the EIB Loan is outstanding, Niels Iverson Moller, one of our co-founders and a director, and Andreas Holm Mattsson, our Chief AI and Culture Officer, and/or their affiliates together must beneficially own at least 20% of our issued and outstanding ordinary shares, or the EIB Ownership Requirement. Currently, it is anticipated that together Messrs. Moller and Mattsson will beneficially own approximately 14.1% of our issued and outstanding ordinary shares following this offering (see the section herein entitled “Share Ownership”), which would cause us not to be in compliance with the EIB Ownership Requirement. Currently, we are in discussions with EIB to obtain a waiver of the EIB Ownership Requirement. EIB has initially indicated that, in order to grant such a waiver, it would request a partial repayment of the EIB Loan in an amount which we anticipate may be in the range of $500,000 to $750,000, which, if agreed between EIB and us, we would anticipate paying out of our current cash on hand. While we believe we will be able to obtain such a waiver, we cannot give you any assurance that we will be able to do so. If we are unable to obtain a waiver, EIB may have rights to demand repayment of the EIB Loan.
On February 5, 2021, we completed our initial public offering (“IPO”) through which we issued and sold 3,000,000 ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. We received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.
On November 9, 2021, we completed a follow-on public offering through which we issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. We received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the follow-on public offering, our registered, issued, and outstanding share capital was nominal DKK 23,141,524
On June 7, 2022, we entered into a purchase agreement, or the Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park, pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $40.0 million of our ordinary shares, DKK 1 nominal value, represented by American Depositary Shares, or the ADSs, subject to certain limitations, from time to time over the 36-month period commencing on the date that a registration statement covering the resale of the ADSs is declared effective by the SEC. If the adjusted market price of the ADS decreases to below $0.50 we cannot sell ordinary shares to Lincoln Park under the purchase agreement. In connection with the execution and delivery of the Purchase Agreement, we issued 428,572 ordinary shares represented by ADSs to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase ordinary shares represented by ADSs under the Purchase Agreement, or the Commitment Shares. Registration statement covering the resale by Lincoln Park to the public as the selling shareholder of up to 4,649,250 ADSs with each ADS representing one ordinary share, comprised of: (i) the 428,572 Commitment Shares, and (ii) up to an additional 4,220,678 ordinary shares represented by ADSs that we have reserved for sale to Lincoln Park under the Purchase Agreement from time to time, if and when we determine to sell additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. We cannot sell ordinary shares under this agreement if the beneficial ownership by Lincoln Park and its affiliates exceeds 9.99% of our issued and outstanding ADS. We have not yet sold shares under the purchase agreement.
On October 3, 2022 we entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which we could sell up to an aggregate of $14.4 million of our ordinary shares represented by ADSs. We agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all our ordinary shares represented by ADSs sold through them as sales agent under the Sales Agreement. The offering of our ordinary shares represented ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all the ordinary shares represented by ADSs subject to the Sales Agreement, or (2) termination of the Sales Agreement by us or JonesTrading. We or JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell our ordinary shares represented by ADSs or a suspension or limitation of trading our ordinary shares represented by ADSs on The NASDAQ Capital Market.
We have sold 3,442,064 ordinary shares represented by ADSs under this agreement until September 30, 2023 of which 118,852 were sold in 2022. Each ADSs at DKK 1 nominal value with each ordinary share represented by one ADSs, at a VWAP of $1.84 per ADS Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $6.3 million. In connection with the sale, we registered aggregate share capital increase of nominal DKK 3,442,064 with the Danish Business Authority. The value of the remaining number of shares under this agreement amount to approximately $7.8 million.
After the sale of the ordinary shares represented by ADSs and warrant exercises, our outstanding share capital as of September 30, 2023 was nominal DKK 27,814,140.
On July 31, 2023 we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into our ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs. Pursuant to the agreement, we may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 month term of the agreement. We have under certain circumstances the right, but not the obligation to direct GGH to purchase traches of up to

$0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, we are obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. The financing agreement between us and GGH is subject to approval by the SEC through the date of this prospectus.
On January 22, 2024, we effected a change to the ratio of our ADSs to our ordinary shares from one ADS representing one (1) ordinary share to one ADS representing ten (10) ordinary shares, or the ADS Ratio Change. Except as otherwise indicated, all information in this prospectus, including the number of ADSs being offered and the offering price gives retroactive effect to the ADS Ratio Change.
Financing Requirements
We anticipate incurring additional losses until such time, if ever, we can complete our research and development activities and obtain out-licensing partnerships for our product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by us to fund our operations and to continue development of our product candidates.
We monitor our funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/ or adjust the cost base accordingly. In March 2023, we adjusted our organization and reprioritized development programs to focus the operations and to save costs. With our current strategic plans, we anticipate that with the current cash position and the forecasted cash requirements from our forecast from December 2023, we will require additional financing to fund our operations and to continue development of its product candidates by March 2024.
We plan to finance our cash needs through equity offerings, or other capital sources, including potential collaborations or licenses and adjust spending on new and ongoing development and corporate activities, as needed. Due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations, we have concluded that there is significant doubt about our ability to continue as a going concern through one year from the balance sheet date of September 30, 2023.
The accompanying unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated interim financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business. We will seek additional capital if market conditions are favorable or if we have specific strategic considerations as well as operational requirements. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual amount of funds we will require for our developmental activities.
Our future financing requirements will depend on many factors, including, but not limited to:
•
the scope, progress, results and costs of researching and developing our AI platforms;

•
the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;

•
the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;

•
the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;

•
the number and characteristics of additional product candidates that we pursue;

•
our ability to establish and maintain collaborations, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;

•
the impact of the COVID-19 pandemic on the initiation or completion of pre-clinical studies or clinical trials and the supply of our product candidates;

•
the impact of climate change on our business operations;

•
the effects of the continuing hostilities between Ukraine and Russia and other global conflicts, along with the retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe;

•
our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;

•
the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;

•
our need and ability to retain and hire additional management, scientific, technical and business personnel; and

•
the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

We expect to finance cash needs through equity offerings, debt financings or other capital sources but as part of the refined strategy we have the ambition to obtain income from business deals such as collaborations, licenses and other similar arrangements.
We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate our product candidate development or grant rights to develop and market our product candidates.
If we are unable to obtain additional financing on a timely basis we may be required to file for reorganization or liquidation under applicable reorganization or bankruptcy laws.

Comparison of the Fiscal Year Ended December 31, 2022, to Fiscal Year Ended December 31, 2021 and Comparison of Fiscal Year Ended December 31, 2021, to Fiscal Year Ended December 31, 2020:
	Years Ended December 31,			Change
	2022	2021	2020	2022 vs 2021	2021 vs 2020
	(USD in thousands)
Operating expenses:
Research and development	$17,056	$19,583	$10,902	$(2,527)	$8,681
General and administrative	8,208	6,251	5,666	1,957	585
Total operating expenses	25,264	25,834	16,568	(570)	9,266
Operating loss	(25,264)	(25,834)	(16,568)	570	(9,266)
Finance income	2,831	2,039	216	792	1,823
Finance expenses	(1,508)	(915)	(223)	(593)	(692)
Net loss before tax	(23,941)	(24,710)	(16,575)	769	(8,135)
Income taxes	772	178	1,557	594	(1,379)
Net loss for the year	$(23,169)	$(24,532)	$(15,018)	$1,363	$(9,514)
Research and Development
Research and development expenses were $17.1 million for the year ended December 31, 2022 compared to $19.6 million for the year ended December 31, 2021. The decrease in research and development expenses was primarily due to a decrease in third-party vendor costs of $3.1 million, after recognizing grant income of $0.5 million in 2022, for ongoing development on our platform, pre-clinical product candidates, and clinical trials. The decrease is partially offset by increased employee-related costs of $0.3 million due to higher headcount and an increase in depreciation expense related to the property, plant, and equipment in our lab space of $0.3 million.
Research and development expenses were $19.6 million for the year ended December 31, 2021 compared to $10.9 million for the year ended December 31, 2020. The increase in research and development expenses was primarily due to increased spending of $5.7 million, net of grant income of $0.3 million in 2021, for ongoing development on our platform, pre-clinical product candidates, and clinical trials. In addition, employee-related costs increased by $3.0 million due to higher headcount.
General and Administrative
General and administrative expenses were $8.2 million for the year ended December 31, 2022, as compared to $6.3 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily due to a $1.8 million increase in professional fees related to the expansion of our corporate function as a listed company.
General and administrative expenses were $6.3 million for the year ended December 31, 2021, as compared to $5.7 million for the year ended December 31, 2020. The increase in general and administrative expenses was primarily due to a $1.4 million increase in professional fees related to the expansion of our corporate function for our IPO, partially offset by a decrease of $0.9 million in employee-related costs.
Finance Income
Finance income consists primarily of foreign currency gains recognized of $2.4 million, and a gain from changes in fair value of liability-classified warrants of $0.4 million for the year ended December 31, 2022.
Finance income primarily related to foreign exchange gains recognized were $2.0 million and $0.2 million for the years ended December 31, 2021 and 2020, respectively.
Finance Expenses
Finance expenses for the year ended December 31, 2022 were $1.5 million, compared to $0.9 million for the year ended December 31, 2021. The increase in finance expense was primarily due to increased interest expense and related loan costs of $0.6 million on the EIB Loan Agreement and interest expense of $0.2 million for leasing liabilities.
Finance expenses for the year ended December 31, 2021 were $0.9 million, compared to $0.2 million for the year ended December 31, 2020. The increase in finance expenses were primarily related to an increase of $0.6 million in foreign exchange losses recognized.
Income Taxes
The benefits from income tax were $0.8 million for the year ended December 31, 2022, compared to $0.2 million for the year ended December 31, 2021. Our effective tax rates for the year ended December 31, 2022 and 2021 were different from the Danish effective statutory tax rate of 22% since we only recognize deferred tax assets on temporary differences to the extent the requirements for capitalization are met. Taxable income is mainly related to expected tax receivable from R&D Tax Schemes in Denmark and Australia based on tax losses incurred in the current financial year.
The benefits from income tax were $0.2 million for the year ended December 31, 2021, compared to $1.6 million for the year ended December 31, 2020. Our effective tax rates for the year ended December 31, 2021 and 2020 were different from the Danish effective statutory tax rate of 22% since we only recognize deferred tax assets on temporary differences to the extent the requirements for capitalization are met. Taxable income is mainly related to expected tax receivable from R&D Tax Schemes in Denmark and Australia based on tax losses incurred in the current financial year. In connection with our IPO, we incurred non-deductible expenses which resulted in differences in our effective tax rates. In December 2021, as a result of a tax ruling from the Australian tax authorities, we were forced to reevaluate our Australian tax benefit and reverse approximately $1.0 million of tax benefit previously reported in prior years.
Tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position were $13.6 million for the year ended December 31, 2022 as compared to $9.5 million for the year ended December 31, 2021 and $3.8 million for the year ended December 31, 2020. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Currently no deferred tax assets from tax losses carried forward are recognized.
Liquidity and Capital Resources
Overview
We are a clinical development stage AI-Immunology company that has not generated revenues for the years ended December 31, 2022, 2021 or 2020. We are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of December 31, 2022, we had an accumulated deficit of $72.7 million and expect to continue to incur significant losses for the foreseeable future.
As of December 31, 2022 and December 31, 2021, our available liquidity, comprised of cash and cash equivalents, was $13.2 million and $32.2 million, respectively and our total equity was $8.3 million and $32.4 million, respectively. We have not generated any revenues during the periods ended December 31, 2022 and December 31, 2021. We will not start generating significant revenue before we have obtained an out-licensing partnership.
In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of €7.0 million, €6.0 million and €7.0 million on the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. For all tranches, EIB is entitled to an aggregate of 1,003,032 cash settled warrants with an exercise price of 1 DKK per warrant. The 351,036 warrants attributable to the first tranche of €7.0 million were incorporated in the articles of association on December 17, 2020. As of December 31, 2021, we initiated the draw down of the first tranche of the EIB Loan Agreement amounting to €7.0 million. The Company received the first tranche of €7.0 million on February 17, 2022. Under the current business plans we cannot draw the remaining two tranches of the loan.

The EIB Loan contains a requirement that, at all times while the EIB Loan is outstanding, Niels Iverson Moller, one of our co-founders and a director, and Andreas Holm Mattsson, our Chief AI and Culture Officer, and/or their affiliates together must beneficially own at least 20% of our issued and outstanding ordinary shares, or the EIB Ownership Requirement. Currently, it is anticipated that together Messrs. Moller and Mattsson will beneficially own approximately 14.1% of our issued and outstanding ordinary shares following this offering (see the section herein entitled “Share Ownership”), which would cause us not to be in compliance with the EIB Ownership Requirement. Currently, we are in discussions with EIB to obtain a waiver of the EIB Ownership Requirement. EIB has initially indicated that, in order to grant such a waiver, it would request a partial repayment of the EIB Loan in an amount which we anticipate may be in the range of $500,000 to $750,000, which, if agreed between EIB and us, we would anticipate paying out of our current cash on hand. While we believe we will be able to obtain such a waiver, we cannot give you any assurance that we will be able to do so. If we are unable to obtain a waiver, EIB may have rights to demand repayment of the EIB Loan.
In September 2020, we received $6.6 million of additional funding from the issuance of 745,380 of our ordinary shares as part 1 of our “bridging round” with outside investors. On October 15, 2020, we successfully completed part 2 of our “bridging round” of capital with outside investors in the amount of $2.4 million from the issuance of 269,136 of our ordinary shares and received the proceeds in November 2020.
In October 2020, we entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and the lease continues for a term of 10 years from that date. In October 2020, we entered into a lease for approximately 518 square meters, which was allocated for additional laboratory space, in Hørsholm, Denmark. The commencement date for the lease was August 13, 2021 and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. As of December 31, 2022, the monthly payment is approximately $26,000, which consists of $11,000 for the office space and approximately $15,000 for the laboratory space. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.
In addition to the ordinary lease payments, we obtained financing from DTU Science Park A/S (“DTU”) in 2021 for rebuilding the laboratory facility and engineering building to match ours needs. We will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by us before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately.
On February 5, 2021, we completed our IPO through which we issued and sold 3,000,000 ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. We received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.
On November 9, 2021, we completed a follow-on public offering through which we issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. We received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the follow-on public offering, our registered, issued, and outstanding share capital was nominal DKK 23,141,524.
On June 7, 2022, we entered into a purchase agreement, or the Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park, pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $40.0 million of our ordinary shares, DKK 1 nominal value, represented by American Depositary Shares, or the ADSs, subject to certain limitations, from time to time over the 36-month period commencing on the date that a registration statement covering the resale of the ADSs is declared effective by the SEC. In connection with the execution and delivery of the Purchase Agreement, we issued

428,572 ordinary shares represented by ADSs to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase ordinary shares represented by ADSs under the Purchase Agreement, or the Commitment Shares. In the Purchase Agreement, Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, or the Securities Act). The securities were sold by the Company under the Purchase Agreement in reliance upon an exemption from the registration requirements under the Securities Act afforded by Section 4(a)(2) of the Securities Act.
On July 7, 2022, we filed a “selling shareholder” registration statement covering the resale by Lincoln Park to the public as the selling shareholder of up to 4,649,250 ADSs with each ADS representing one ordinary share, comprised of: (i) the 428,572 Commitment Shares, and (ii) up to an additional 4,220,678 ordinary shares represented by ADSs that we have reserved for sale to Lincoln Park under the Purchase Agreement from time to time, if and when we determine to sell additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. Lincoln Park is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act.
On October 3, 2022 we entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which we could sell up to an aggregate of $14.4 million of our ordinary shares represented by ADSs. We agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all our ordinary shares represented by ADSs sold through them as sales agent under the Sales Agreement. The offering of our ordinary shares represented ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all the ordinary shares represented by ADSs subject to the Sales Agreement, or (2) termination of the Sales Agreement by us or JonesTrading. We or JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell our ordinary shares represented by ADSs or a suspension or limitation of trading our ordinary shares represented by ADSs on The NASDAQ Capital Market.
During the period between October 13, 2022 and October 20, 2022 we sold 114,402 ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs, at a volume weighted average price (VWAP) of $2.76 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds from the sales of the ordinary shares represented by ADSs were approximately $0.3 million. In connection with such sales, we registered aggregate share capital increases of nominal DKK 114,402 with the Danish Business Authority.
On December 29, 2022 we sold 4,450 ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs, at a VWAP of $2.24 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $9,956. In connection with the sale, we registered aggregate share capital increases of nominal DKK 4,450 with the Danish Business Authority.
As of December 31, 2022, due to warrant exercise, our outstanding share capital was nominal DKK 24,139,413.
Financing Requirements
We anticipate incurring additional losses until such time, if ever, we can complete our research and development activities and obtain an out-licensing partnership for our product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by us to fund our operations and to continue development of our product candidates.
The Company monitors its funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transaction and/ or adjust the cost base accordingly. In March 2023 the Company adjusted the organization and reprioritized development programs to focus the operations and to save costs. The Company, with its current strategic plans, anticipates that with the current cash position and the forecast cash requirements per the 2023 updated Annual Budget, it will require additional financing to fund its operations and to continue development of its product candidates by December 2023.The Company plans to finance cash needs through equity offerings, debt financings or other capital sources, including potential collaborations or licenses and adjust spending on new and ongoing development and corporate activities, as needed.
Due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations, the Company concluded that there is significant doubt about its ability to continue as a going concern through one year from the balance sheet date.
The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business. The matters that raise significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB) standards.
We will seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual amount of funds we will require for our developmental activities.
Future financing requirements will depend on many factors, including, but not limited to:
•
the scope, progress, results and costs of researching and developing our AI platforms;

•
the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;

•
the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;

•
the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;

•
the number and characteristics of additional product candidates that we pursue;

•
our ability to establish and maintain collaboration, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;

•
the impact of the COVID-19 pandemic on the initiation or completion of pre-clinical studies or clinical trials and the supply of our product candidates;

•
the impact of climate change on our business operations;

•
the effects of the recent invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe;

•
our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;

•
the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;

•
our need and ability to hire additional management, scientific, technical and business personnel; and

•
the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

We expect to finance cash needs through equity offerings, or other capital sources, including potential collaborations or licenses and further adjust spending on new and ongoing development and corporate activities, as needed.
We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate product candidate development or grant rights to develop and market product candidates and ultimately wind-up activities.
Cash Flows
Cash Flows for the Nine Months Ended September 30, 2023 and 2022
The following table summarizes our cash flows for the periods indicated (unaudited):
	Nine Months Ended September 30,
	2023	2022
	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(15,684)	$(19,943)
Net cash used in investing activities	(94)	(324)
Net cash provided by financing activities	5,433	7,307
Net decrease in cash and cash equivalents	$(10,345)	$(12,960)
Operating Activities
Net cash used in operating activities was $15.7 million for the nine months ended September 30, 2023. The largest components of our cash used in operating activities during this period was a net loss for the period of $17.6 million, offset by non-cash adjustments of $0.9 million, tax credits received $0.8 million and $0.1 million of interest received. The non-cash charges primarily consisted of non-cash interest expense of $0.7 million, share-based compensation expense of $0.5 million, depreciation and amortization of $0.5 million, and various other immaterial changes of $0.2 million. These non-cash charges were offset by a change in income tax benefit of $0.6 million, and a gain from changes in fair value of liability-classified warrants of $0.3 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of decrease of $0.6 million in other liabilities, due to the timing, a decrease of $0.4 million in receivables and prepayments due to the timing of prepayments in our research and development activities, offset by an increase of $1.0 million in other payables related to employees due to the timing.
Net cash used in operating activities was $19.9 million for the six months ended September 30, 2022. The largest components of our cash used in operating activities during this period was a net loss for the period of $16.3 million, non-cash adjustments of $1.2 million, and a net cash change in our working capital during the period of $2.2 million. The non-cash adjustments primarily consisted of a change in income tax benefit of $0.6 million, a change in tax credit schemes accounted for as grants of $0.2 million, and foreign exchange rate adjustments and various other immaterial changes of $2.4 million. The non-cash adjustments were offset by share-based compensation expense of $1.0 million and interest expenses $0.6 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of increase in prepayments $2.2 million due to prepayments in research and developments activities and decreases of $0.5 million in trade payables, due to the timing and payment of invoices received, and a decrease in the value of the warrant liability of $0.2 million due to a decrease in the Company’s stock price from issuance.
Investing Activities
Net cash used in investing activities for the nine months ended September 30, 2023 was nominal and primarily driven by the purchase of property and equipment.
Net cash used in investing activities for the nine months ended September 30, 2022 was primarily driven by the purchase of property and equipment in the amounts of $0.3 million.
Financing Activities
Net cash provided by financing activities was $5.4 million for the nine months ended September 30, 2023, which was primarily due to proceeds from the issuance of shares of $6.1 million. This is partially offset by repayments of borrowings of $0.3 million, transaction costs related to the issuance of shares of $0.2 million, and repayments of lease liabilities of $0.2 million.
Net cash provided by financing activities was $7.3 million for the nine months ended September 30, 2022, which was primarily due to our draw down on the EIB Loan totaling $7.8 million. This is partially offset by transaction costs related to issuance of shares of $0.4 million, repayments of lease liabilities of $0.2 million and repayments of borrowings of $0.1 million.
Off-balance Sheet Arrangements
As of September 30, 2023, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.
Quantitative and Qualitative Disclosures About Market Risk
Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly the USD, the Australian Dollar and the British Pound. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions. For the nine months ended September 30, 2023 we experienced a net foreign exchange gain of $0.3 million whereas the same period in 2022 showed a gain of $2.7 million. We believe a 10% change in foreign exchange rate would not have a material impact on our operating results.
Interest Rate Risk
We manage interest rate risk by monitoring short- and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. We do not currently have any loans or holdings that have variable interest rate. Accordingly, we are not exposed to material interest rate risk.
Recently Adopted Accounting Pronouncements and Accounting Pronouncements Not Yet Adopted
A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in Note 3 to our audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2022.
Cash Flows for the Fiscal Year Ended December 31, 2022, 2021 and 2020
The following table summarizes our cash flows for the periods indicated (in thousands):
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(25,774)	$(21,933)	$(12,438)
Net cash used in investing activities	(268)	(1,330)	(393)
Net cash provided by financing activities	7,853	49,805	8,817
Net (decrease)/increase in cash and cash equivalents	$(18,189)	$26,542	$(4,014)
Operating Activities
Net cash used in operating activities was $25.8 million for the year ended December 31, 2022. The largest components of our cash used in operating activities during this period was a net loss for the year of $23.2 million, offset by non-cash adjustments of $0.3 million, net cash change in our working capital during the period of $2.9 million, and $0.8 million of income taxes received. The non-cash charges primarily consisted of share-based compensation expense of $0.9 million, non-cash interest expense of $0.8 million, depreciation and amortization of $0.6 million, and various other immaterial changes of $0.1 million. These non-cash charges were offset by exchange rate adjustments in foreign currencies of $1.3 million, a change in income tax benefit of $0.8 million, a gain from changes in fair value of liability-classified warrants of $0.4 million, and a change in tax credit schemes accounted for as grants of $0.2 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of a $1.3 million increase of receivables due to timing of prepayments in our research and development activities, a decrease of $0.8 million in trade payables and a decrease of $0.4 million in other payables, both due to the timing of invoices received and other immaterial changes of $0.4 million.
Net cash used in operating activities was $21.9 million for the year ended December 31, 2021. The largest components of our cash used in operating activities during this period was a net loss for the year of $24.5 million offset by non-cash adjustments of $0.5 million, $0.8 million of income taxes received, and net cash change in our working capital during the period of $1.2 million. The non-cash charges primarily consisted of share-based compensation expense of $1.4 million. This non-cash charge was offset by a change in income tax benefit of $0.2 million and various other immaterial changes of $0.7 million. The positive net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of an increase of $1.9 million of receivables due to timing of prepayments in our research and development activities, offset by a decrease of $0.6 million in trade payables and a decrease of $0.1 million in other payables, both due to the timing of invoices received.
Net cash used in operating activities was $12.4 million for the year ended December 31, 2020. The largest component of our cash used in operating activities during this period was a net loss for the year of $15.0 million offset by non-cash charges of $1.6 million, $0.8 million of income taxes received, and net cash change in our working capital during the period of $0.2 million. The non-cash charges primarily consisted of share-based compensation expense of $3.4 million and various other immaterial changes of $0.3 million.

These increases in non-cash charges were offset by a change in income tax benefit of $1.6 million and a change in tax credit schemes accounted for as grants of $0.5 million. The positive net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of an increase of $2.0 million in trade payables and an increase of $1.1 million in other payables, both due to the timing of invoices received, offset by a $2.7 million increase of receivables due to timing of prepayments in our research and development activities and other immaterial changes of $0.2 million.
Investing Activities
Net cash used in investing activities was primarily driven by the purchase of property and equipment in the amounts of $0.4 million, $1.3 million, and $0.1 million, and changes in leasehold deposits which were nominal, nominal, and $0.2 million, for the years ended December 31, 2022, 2021 and 2020, respectively. Net cash used in investing activities for the purchase of intangible assets was nominal, $0.1 million, and nominal, for the years ended December 31, 2022, 2021, and 2020, respectively.
Financing Activities
Net cash provided by financing activities was $8.0 million for the year ended December 31, 2022, which was primarily due to proceeds from borrowings under the EIB Loan Agreement of $7.9 million, and net proceeds from the issuance of shares of $0.4 million, partially offset by $0.3 million related to repayment of lease liabilities.
Net cash provided by financing activities was $49.8 million for the year ended December 31, 2021, which was primarily due to net proceeds from the issuance of shares of $53.9 million, partially offset by transaction costs of $3.8 million related to the issuance of shares and $0.3 million related to repayment of lease liabilities.
Net cash provided by financing activities was $8.8 million for the year ended December 31, 2020, which was primarily due to net proceeds from the issuance of shares of $9.0 million, partially offset by transaction costs of $0.1 million related to the issuance of shares and $0.1 million related to repayment of lease liabilities.
Off-balance Sheet Arrangements
As of December 31, 2022, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.
The following summarizes our contractual obligations, which include research and development and other service contract commitments, as of December 31, 2022.
Tabular Disclosure of Contractual Obligations
	Payments Due by Period
	Within 1 Year	1 – 2 Years	2 – 5 Years	Over 5 Years	Total
	(USD in thousands)
Leases(1)	$147	$165	$623	$1,320	$2,255
Loan from lessor(5)	136	145	490	297	1,068
EIB Loan(6)	224	224	672	9,671	10,791
Purchase obligations(2)	598	56	904	—	1,558
Total(3)(4)	$1,105	$590	$2,689	$11,288	$15,672

(1)
In September 2020, we entered into a 10-year lease for office and laboratory space. The office space commenced in February 2021 and the laboratory space commenced in August 2021. The initial monthly payment was $28,800 and the lease is subject to two to four percent increases in annual lease payment throughout the term.

(2)
We enter into contracts in the normal course of business with Clinical Research Organizations, or CROs, and other third parties for clinical trials and pre-clinical research studies and testing. Purchase obligations in the preceding table include agreements that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. For obligations with cancellation provisions, the amounts included in the preceding table are limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee.

(3)
In June 2020, we entered into a license agreement for the rights to certain intellectual properties which triggered a milestone payment of $35,000 upon execution. Throughout the term, the agreement may require additional future milestone payments between $70,000 to $250,000.

(4)
In November 2020, we entered into a license agreement with SSI for the rights to three issued United States patents and other patents which triggered an upfront payment of $60,000. In addition, in the event we commercialize any PIONEER derived immunotherapies administered together or in combination with licensed adjuvant on our own, we are required to pay SSI a royalty on net sales in the low teens. However, if any PIONEER derived immunotherapies administered together or in combination with licensed adjuvant are commercialized by one of our partners, if any, we are required to pay SSI a percentage of any out-licensing revenue (milestones and royalties) earned by us and our affiliates. The size of the income share depends on the stage of the development of any such immunotherapy when the out-licensing arrangement is entered into and ranges from the lower to mid double digits. For more information on the terms of the SSI license agreement see the section herein entitled “Business Overview — In-Licensing.”

(5)
The loan amount as of December 31, 2022 is still subject to possible minor adjustment. Further information is provided in Note 18 to our financial statements appearing at the end of this prospectus.

(6)
Further information is provided in Note 18 to our financial statements appearing at the end of this prospectus.

Quantitative and Qualitative Disclosures About Market Risk
Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly USD, AUD and GBP. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. For the years ended December 31, 2022 and 2021, our net foreign exchange gain was $2.4 million and $1.3 million, respectively. For the year ended December 31, 2020 our foreign exchange loss was immaterial. We believe a 10% change in foreign exchange rate would not have a material impact on our operating results.
Interest Rate Risk
We manage interest rate risk by monitoring short- and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. We do not currently have any loans or holdings that have variable interest rate. Accordingly, we are not exposed to material interest rate risk.

Recently Adopted Accounting Pronouncements and Accounting Pronouncements Not Yet Adopted
A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in Note 3 to our financial statements appearing at the end of this prospectus.

Business Overview
General
We are a clinical-stage TechBio company that aspires to lead the exploration of artificial intelligence, or AI, to develop vaccines with improved efficacy when compared to currently marketed products for patients with unmet medical needs. We were founded in 2008 as an AI company and over the years have developed into an AI-TechBio company with a robust clinical pipeline of personalized cancer vaccines and a broad pre-clinical pipeline of vaccines for various infectious diseases. Our pipeline programs are derived from our proprietary AI-Immunology™ platform, consisting of several models: PIONEER™, ObsERV™, AI-DeeP™, EDEN™, and RAVEN™ and we are utilizing these unique AI models to build a strong drug development pipeline. Drug development is a long and costly process with high attrition rates. We believe our unique AI-Immunology™ platform, trained to translate vast amounts of data to identify novel targets for the development of unique vaccines, have the potential to significantly reduce drug development timelines, costs and attrition.
We aim to capture the value from the predictive power of our proprietary AI-Immunology™ platform and its ability to identify novel targets for drug development by building a solid pipeline of AI-powered vaccines within the areas of cancer and infectious diseases, both attractive markets with high unmet medical needs. The associated business model is to partner our vaccines after pre-clinical or clinical Proof of Concept, or PoC, with large biopharmaceutical and pharmaceutical companies to conduct clinical trials, regulatory and marketing approval and commercialization of our product candidates.
We are currently advancing our first two product vaccine candidates, EVX-01 and EVX-02, for the treatment of various solid cancers. Our third cancer vaccine candidate, EVX-03, for the treatment of various cancers including non-small-cell-lung-cancer, or NSCLC, is a clinically ready asset. We are actively seeking partnership opportunities to further advance the development of the EVX-03 vaccine candidate. In addition, we are currently developing three pre-clinical bacterial vaccine product candidates, EVX-B1, EVX-B2 and EVX-B3, targeting Staphylococcus aureus, or S. aureus, and Neisseria gonorrhoeae, or N. gonorrhoeae infections, and an undisclosed bacteria target respectively, and one viral vaccine product candidate, EVX-V1, targeting cytomegalovirus, or CMV.
Our AI-Immunology™ Platform and Product Development Pipeline
The immune system is widely regarded as a highly important defense system. We use the power of AI to decode the immune system and to direct it towards internal or external threats such as cancer and infectious diseases. Our AI technologies include the immuno-oncology AI models PIONEER™ & ObsERV™, the bacterial and viral disease AI models EDEN™ & RAVEN™, and our Immune Checkpoint Inhibitor responder AI model AI-DeeP™. These AI technologies are based on the current understanding of the human immune system and can transform large amounts of biological data into algorithms that may accurately predict cellular interactions within the immune system and potentially more accurately identify targets that will stimulate a relevant immune response. We believe that the predictive power of our AI models will reduce both the development time and risk of failure during the various stages of drug development. We have demonstrated that our AI models are able to identify novel targets in just days, rather than years as is common for standard drug discovery methods. We believe that this predictive accuracy can significantly decrease the risk of failure by reducing the risk of low efficacy or unacceptable toxicity.
PIONEER™ is our AI model for the discovery of patient-specific cancer targets which we use to develop truly personalized cancer vaccines. PIONEER™ identifies patient-specific tumor mutations, so called neoantigens, that can induce strong T-cell dependent immune responses leading to tumor eradication. We believe such neoantigen-based therapies will induce a directed immune response to each patient’s tumor that can eradicate the cancer cells from the body. We are currently developing three programs for personalized cancer vaccines; EVX-01, EVX-02, and EVX-03, of which the first two are currently in clinical development.
ObsERV™ is our AI model for the discovery of patient- or indication-specific virus-derived targets, so-called ERVs (endogenous retroviruses), selectively expressed in cancer. We have demonstrated that overexpression of such ERVs antigens is strongly associated with the overall survival of cancer patients. In addition, we have preclinically demonstrated complete tumor eradication in animal models when targeting ObsERV™ identified ERVs. We believe that ERV-based therapies will induce a directed T-cell dependent immune response leading to tumor eradication. Our EVX-03 vaccine candidate contains a combination of PIONEER™ predicted neoantigens and ObsERV™ predicted ERV antigens.
AI-DeeP™ is our AI model for predicting patient responses to cancer checkpoint inhibitor immunotherapy. The AI model can predict patient immunotherapy treatment outcomes with high precision and may inform decision on treatment. AI-DeeP™ is part of the ‘Responder’ leg of our corporate strategy.
EDEN™ is our AI model for the discovery of B-cell antigen vaccine targets. EDEN™ has been designed to identify novel infectious disease B-cell antigen targets that, we believe, have the potential to be more effective than what have previously been identified using standard drug discovery methods. We apply EDEN in our current development of three pre-clinical bacterial vaccine programs; EVX-B1, targeting Staphylococcus aureus, or S. aureus infections, EVX-B2/EVX-B2-mRNA targeting Neisseria gonorrhoeae, or N. gonorrhoeae infections, and EVX-B3, targeting an undisclosed bacterial pathogen with a high medical need where no vaccine is currently available. We believe EDEN is applicable for virus vaccine development, hence it is applied in the development of our EVX-V1 virus vaccine against cytomegalovirus (CMV).
RAVEN™ is our AI model for the discovery of vaccine antigen targets, that can induce strong T-cell immune responses for infectious diseases. We apply RAVEN in our current development of the pre-clinical viral vaccine program; EVX-V1, targeting cytomegalovirus (CMV). We believe RAVEN is also applicable for bacterial vaccine development, hence it is applied in the development of EVX-B3.
1) Product Development Pipeline
We believe that our AI-identified targets can be delivered using any delivery modality, such as peptides, recombinant proteins, mRNA and our proprietary DNA-targeting technology, and we are building a diverse vaccine pipeline utilizing such different delivery modalities.
Figure 8: Our AI models and vaccine pipeline.
EVX-01
EVX-01 is a novel liposomal, peptide-based cancer vaccine designed to engage a patient’s own immune system to fight their cancer by mounting a targeted response towards the tumor.
In June 2023 we reported complete clinical data from the Phase 1/2a trial of EVX-01 in metastatic unresectable melanoma demonstrated an overall response rate of 67% across all 12 patients compared with a historical overall response rate of 40% with anti-PD-1 treatment alone. In addition, the data showed induction of neoantigen-specific T cells in 100% of patients and a favorable safety profile.
EVX-01 is currently in a Phase 2 global multi-center clinical trial for the treatment of metastatic melanoma and is administered in combination with KEYTRUDA® (pembrolizumab), a humanized anti-human PD-1 monoclonal antibody developed by Merck & Co., Inc., or Merck. A Clinical Trial Collaboration

and Supply Agreement, or CTCSA, is in place with MSD International GmbH and MSD International Business GmbH (known collectively as MSD outside the United States and Canada), both of which are subsidiaries of Merck, to evaluate the combination of EVX-01 with MSD’s KEYTRUDA®.
The first patient in the EVX-01 Phase 2 trial was dosed in Australia in September 2022. In November 2022, we submitted an Investigational New Drug Application, or IND, along with a Fast Track designation request to the U.S. Food and Drug Administration, or FDA, for the Phase 2 clinical trial of EVX-01 in combination with KEYTRUDA® for the treatment of patients with metastatic melanoma. On December 22, 2022, the FDA notified us that it had reviewed our IND and determined that we could proceed with our Phase 2 trial. In January 2023, we received Fast Track designation from the FDA for the study.
In addition, we have received approval of our Clinical Trial Applications, or CTAs, for the Phase 2 trial from regulatory authorities in Australia and Italy.
The initial data from five patients from the Phase 2 clinical study were presented at the annual meeting of the Society of Cancer Immunotherapy, or SITC, in San Diego, California November 2023. We believe the data confirmed the previously reported Phase 1/2a findings and further indicated a promising clinical outcome. Full Phase 2 study readout is expected in 2025.
EVX-02
EVX-02 is a DNA-based cancer vaccine designed to induce a therapeutic immune response in the adjuvant setting in patients with resected melanoma, when administered in combination with a PD-1 inhibitor. In March 2022, we reported completion of recruitment of the EVX-02 Phase 1/2a clinical trial and in November 2022, we announced an interim study readout from eight patients. The data demonstrates activation of neoantigen-specific T cells with tumor killing potential and that T-cell responses were robust and long lasting indicating potential for a clinically relevant anti-tumor immune attack. The treatment appeared to be well tolerated in all patients, with only very mild AEs, observed in relation to EVX-02 treatment.
On April 18, 2023, we presented final clinical data from the Phase 1/2a study. Data were presented in the Late Breaking Research: Clinical Research 2 session at the 2023 AACR (American Association for Cancer Research) meeting in Orlando, Florida.
The study showed that:
•
All 10 patients who received the full dosing schedule of eight immunizations with EVX-02 were relapse-free at their last assessment

•
Of these 10 patients, nine completed the full study and were relapse-free at the 12-month end of study visit. One patient was prematurely terminated due to non-EVX-02 related adverse events, or AEs, and was relapse-free at the last visit at nine months

•
The combination of EVX-02 and nivolumab was well tolerated and only mild EVX-02-associated AEs were observed

•
Robust and long-lasting neoantigen-specific T-cell immune responses were confirmed in all EVX-02 completers

•
The induced T-cell immune responses involved both CD4+ and CD8+ T cells

We believe the data serve as a validation of our PIONEER platform and provide proof of mechanism for our DNA-based approach to personalized cancer therapies.
EVX-03
EVX-03 is an improved, next generation DNA-based cancer vaccine with a proprietary antigen-presenting cell, or APC, targeting unit, for the treatment of various cancers. We believe our DNA technology has the potential to improve antigen presentation, anti-tumor immunity and hence clinical response. The goal of our EVX-03 cancer vaccine is to promote T-cell priming and expansion of effector T cells for direct and specific tumor killing, and we intend to develop EVX-03 for the treatment of multiple cancers, including non-small cell lung cancer.

Our EVX-03 product candidate is clinically ready asset with pre-clinical data demonstrating that adding our APC-targeting unit leads to high levels of neoantigen-reactive T cells, significant tumor reduction even at very low doses and a favorable toxicology profile. We believe the promising clinical, immune and safety data from the EVX-02 Phase 1/2a clinical trial together with the superior EVX-03 pre-clinical data, support moving EVX-03 into clinical development. We are actively seeking partnership opportunities to further advance the development of EVX-03.
EVX-B1
EVX-B1 is a prophylactic multi-component vaccine initially in development for the prevention of S. aureus-induced skin and soft tissue infections, or SSTI, in patients undergoing elective abdominal hernia surgery. EVX-B1 includes two proprietary and highly protective antigens identified by EDEN™ as well as a chimeric toxoid, formulated with a potent adjuvant. We believe that the predictive power of EDEN™ and our unique approach to vaccine design will result in a highly protective vaccine. EVX-B1 has now completed pre-clinical development.
EVX-B2
EVX-B2 is a prophylactic vaccine being developed to target diseases caused by N. gonorrhoeae. EVX-B2 is composed of a fusion protein with two antigen subunits, identified by EDEN™ and formulated with a potent adjuvant. We believe that our EVX-B2 vaccine candidate will induce a protective immune response against N. gonorrhoeae and thereby minimize the risk of infection for the general population and groups at risk.
In September 2022, together with UMass Chan Medical School, we received a grant from the U.S. National Institutes of Health, or NIH, to support the evaluation of our EVX-B2 candidate using DNA and mRNA vaccine delivery platforms and to progress the development of our EVX-B2 vaccine candidate. In September 2023, we initiated a collaboration with Afrigen Biologics with the goal of developing an mRNA-based gonorrhea vaccine for low- and middle-income countries (LMICs). The mRNA vaccine will be based on the same two EDEN™ discovered antigens having demonstrated high levels of protection in preclinical studies.
EVX-B3
In September 2023, we initiated a new collaboration with a leading pharmaceutical company to address a serious global medical issue by targeting a pathogen associated with repeated infections, increasing incidence, and often serious medical complications for which no vaccines are currently available. Our proprietary AI-Immunology™ platform, with the EDEN™ and the RAVEN™ models, will be utilized for the rapid design of a completely novel vaccine candidate, EVX-B3, with the goal to be capable of eliciting both a strong humoral (antibody) and cellular immune response to the bacterial pathogen.
EVX-V1
In December 2022, we announced the development of our first viral vaccine product candidate, targeting Cytomegalovirus, or CMV. We are utilizing our AI models RAVEN™ and EDEN™ to design a next-generation vaccine candidate that elicits both cellular and humoral responses. Ten EDEN™ predicted novel B-cell antigens have been selected and are now being produced as recombinant proteins for further evaluation in preclinical models.
EVX-V1 is being developed in collaboration with ExpreS2ion Biotechnologies AB, or ExpreS2ion. We believe this partnership has the potential to deliver a truly differentiated, highly immunogenic vaccine for protection against CMV infections. EVX-V1 is currently in a pre-clinical discovery phase.
Our Strengths
•
Our flexible, scalable and adaptable AI-Immunology™ platform offers a strong value proposition toward existing and potential partners

•
Our five AI models PIONEER™, ObsERV™, AI-DeeP™, EDEN™ and RAVEN™ ingrained in the AI-Immunology™ platform, have allowed us to generate numerous pipeline candidates within both cancer and infectious diseases, all with first-in-class potential and with our first two oncology product candidates currently in clinical development
•
Our AI-Immunology™ platform offers the potential to expand our partnerships and product candidate portfolio and allows for entering into additional therapy areas

•
Our AI immunology™ platform facilitates the identification of novel effective vaccine targets, enhancing the potential for clinical success

•
Our in-house capabilities for experimental screening and testing of novel targets allow us to move rapidly from target identification to pre-clinical development

•
Our model for iterative training allows for continuous improvement of our AI-Immunology™ platform as data are generated throughout the drug development stages

•
We have established a direct link between the predictive power of our AI-Immunology™ platform and preclinical and clinical outcome

•
Our existing collaborations are confirming the strength of our AI-Immunology™ platform

Our Strategy
During 2023, the Evaxion strategy was refined with stronger focus on value realization and execution. The core of the Evaxion strategy is the AI-Immunology™ platform, which has been continuously developed and improved over the past 15 years. This has provided Evaxion with a pioneering and differentiated position within AI led target discovery as well as design and development of vaccine candidates. Evaxion is now well positioned for value realization via its three-pronged business model focusing on Targets, Pipeline and Responders. This value realization is to be pursued via a multi-partner approach.
The strategy refinement also means that Evaxion is shifting focus from larger scale clinical development towards a stronger and earlier focus on partnerships based upon the AI-Immunology™ platform. The AI-Immunology™ platform holds the potential for generating one new target every 24 hours, is delivery modality agnostic and easily adaptable to partner needs. The platform is currently trained in cancer and infectious diseases and is scalable to other therapeutic areas. The high throughput, combined with a very flexible model, offers a strong value proposition towards existing and future pharma partners. Developing partnerships with pharma is now an integrated part of the Evaxion value creation strategy.
AI-Immunology™ contains five interrelated proprietary AI prediction models: (i) PIONEER™, our cancer neoantigen prediction model, (ii) ObsERV™, our endogenous retrovirus (ERV) tumor antigen prediction model, (iii) EDEN™, our B-cell antigen prediction model, (iv) RAVENTM, our T-cell antigen prediction model and (v) AI-DeeP™ our responder prediction model. Common for all is that they build upon the same technology backbone as well as the strong Evaxion immunoinformatic capability base within machine learning, neural networks and artificial intelligence coupled with deep immunological insight. After having developed and matured our AI-Immunology™ platform, we believe we are in a unique position to realize the value of the investments made and further to address significant unmet patient needs in collaboration with current and future partners. The potential of our AI-Immunology™ platform is supported by the participation of MSD Global Health Innovation Fund (MSD GHI), a corporate venture capital arm of Merck & Co., Inc, Rahway NJ USA in our most recent private placement in December 2023 as well as our vaccine target discovery collaboration with a leading pharmaceutical company.
The shift in strategy towards a much stronger focus on partnering based upon AI-Immunology™ and reduced clinical trial activities significantly reduces the company’s cash needs, both for the short- and the longer-term. The ambition for 2024 is to generate business development income equal to full year 2024 cash burn.
The below figure 9 summarizes the refined and focused Evaxion strategy in a simple overview.

Figure 9: The Evaxion strategy.
We have had encouraging progress on the refined strategy in the latter part of 2023.
Within the Target part of the strategy, we in September 2023 announced two partnerships. First, a partnership with a leading pharmaceutical company focused on vaccine target discovery for a bacterial pathogen with a high medical need, where no vaccine currently is available. The objective here is to deploy two of the AI-Immunology™ prediction models, EDEN™ and RAVEN™, for rapid design of a completely novel vaccine candidate capable of eliciting both a humoral (antibody) and cellular (T cell) immune response to the pathogen. Further, we announced a partnership with Afrigen Biologics to develop a novel mRNA vaccine against Gonorrhea. Both partnerships demonstrate the unique opportunities in our partnership focused strategy based upon AI-Immunology™.
Within the Pipeline part of the strategy, the initial Phase 2 data from the EVX-01 trial presented at the SITC annual meeting in November 2023 was encouraging. The initial Phase 2 data confirm the strong Phase 1 findings presented earlier in 2023 at ASCO. It is worth highlighting a specific patient case: a metastatic melanoma patient with initial progressive disease presented with a significant and continuous tumor reduction after being administered with our AI-Immunology™ designed EVX-01 personalized cancer vaccine.
Finally, within the Responder part of our strategy we have obtained Proof of Principle for our Immune Checkpoint Inhibitor responder model as presented in November 2023. Building on our core capabilities within immunological data, machine learning and predictions, we have set out on the journey of improving patient care and reducing the health care burden. The goal is to be able to predict which patients will respond to a given therapy. With Proof of Principle for our initial approach towards predicting Immune Checkpoint Inhibitor non-responders, we are now moving towards designing a commercial offering in a partnership-based approach.
Looking into 2024, we are anticipating several important milestones derived from our refined and focused strategy. Of particular importance are the following anticipated 2024 milestones:

Figure 10: Anticipated 2024 Milestones.
Looking ahead, we remain confident about our ability to generate value from our refocused strategy. We believe that our pioneering AI-Immunology™ platform holds a unique and differentiated position compared to competing platforms. Effective AI-based vaccine discovery, validation and development require a multidisciplinary capability skillset around the AI platform as well as constant learning loops. We have built a very strong capability skillset around the AI-Immunology™ platform focusing on key parts of the drug discovery and development value chain. As a result we can quickly test vaccine candidates in pre-clinical models and efficiently progress them towards IND filling by using our capabilities within pre-clinical development, regulatory affairs, CMC and early-stage clinical trials. Further, applying continuous learning loops with the AI platform, we iteratively refine the precision of the platform by integrating learnings from experimental and clinical assessments of the predicted targets. This iterative process facilitates ongoing improvement and adjustment of the AI-Immunology™ resulting in a new cycle of predictions and experimental assessments. Over the years, this approach has led to a mature and well-developed platform, where predictions demonstrate a distinctive correlation with both pre-clinical and clinical outcomes.
Figure 11: The AI-Immunology™ position.
See “Our Strategy” in this prospectus.

Our Management Team
We believe that our fully AI-driven approach and our AI-Immunology™ platform places us at the forefront of effectively translating the immune system into novel vaccine candidates that trigger the immune system to treat a variety of diseases. To deliver on our objectives, we have built an experienced and broadly skilled management team.
Our Chief Executive Officer, Christian Kanstrup joined us on September 1, 2023. Christian Kanstrup has more than 25 years of experience in the life science industry, coming from a position of Executive Vice President at Mediq before joining Evaxion. Prior to that, Christian held a broad range of senior management roles at Novo Nordisk A/S, latest as Senior Vice President and global head of Biopharm Operations. Prior to that Christian among others held senior leadership roles within the commercial part of the business as well as within strategy and corporate development. Christian also holds various board and advisory positions in the life science industry, advising on corporate strategy and company growth.
Our Chief Science Officer Birgitte Rønø joined in 2017 and was appointed CSO in 2021. Dr. Rønø has more than 20 years’ experience in biopharmaceutical drug discovery from academia and industry and received her PhD in experimental oncology and immunology from National Institutes of Health, Bethesda, USA, and Copenhagen University Hospital, Denmark. Prior to joining Evaxion, Birgitte Rønø served as a specialist, team leader and project manager at Novo Nordisk A/S, where she was leading early drug discovery projects, evaluating in-licensing opportunities, and supporting drug development projects with pre-clinical and biomarker expertise.
Jesper Nyegaard Nissen joined as Chief Operating Officer in 2022 and was also appointed interim Chief Financial Officer in 2023. For over 25 years, Jesper Nyegaard Nissen has worked broadly across the pharma value chain in global operations positions in Novo Nordisk anchored in research, development and finance. He has covered business areas across a variety of focus points, including finance operation, external innovation and collaborations, digitalization of business process optimization, development and shaping of organizational capacities, and implementation of performance and process improvement structures.
Andreas Holm Mattsson serves as Chief AI Officer at Evaxion Biotech, where he’s been at the forefront in silico-based vaccine target discovery. He has played a key role in developing Evaxion’s innovative AI-Immunology™ platform, a proprietary AI technology for identifying novel vaccine targets for cancer and infectious diseases. Andreas brings a strong educational background in bioinformatics from the Technical University of Denmark and has previously worked at Novo Nordisk. Since founding Evaxion in 2008, he has been an essential part of the company’s growth, serving in various executive roles.
Background on Cancer Vaccines and the Role of Neoantigens and ERVs
The immune system is our body’s natural defense system that protects us against infection and diseases. It keeps track of all of the substances normally found in the body and raises an alarm if an unfamiliar substance is found, launching an attack against it. However, cancer cells can present a more challenging target for the immune system. Cancer cells are altered normal cells and therefore the immune system doesn’t always recognize them as foreign. In fact, cancer cells possess several mechanisms through which they escape immune surveillance as they:
•
Harbor genetic changes that make them less visible to the immune system

•
Express proteins on their cell surface that inhibit immune cell effector functions

•
Induce changes in the normal cells around the tumor thus interfering with how the immune system responds to the cancer cells

To overcome this, vaccines use different ways to seek the power of the patient’s own immune system to fight cancerous cells. The regulatory approval of immune checkpoint inhibitors, or CPIs, has been a major breakthrough in treatment of patients suffering from advanced solid cancers by demonstrating beneficial clinical responses, durable disease control and improved survival in subsets of patients. Detailed mapping of the underlying mechanisms has revealed that the CPI-induced antitumor effect is associated with the patient’s ability to mount a tumor-specific T-cell response. To further improve clinical efficacy, different co-targeting strategies are currently being explored, including the combination of CPI and T-cell vaccines capable of directing and improving the patients’ immune response specifically towards essential functions in the cancer cells.
The Role of T Cells in Cancer Vaccines
T cells are a type of white blood cells that play a central role in the immune system. T cells are involved in both detecting and killing infected or abnormal cells, such as cancer cells, as well as coordinating immune responses. T cells can be classified into two major subsets, CD4+ T cells and CD8+ T cells, each possessing different functionalities. CD8+ T cells are considered the main effectors in T-cell mediated tumor killing, however, several reports have highlighted the importance of inducing both CD4+ and CD8+ T cells as T helper 1, or Th1, CD4+ T cells support CD8+ T-cell priming as well as promote the desired effects via secretion of effector cytokines.
T cells recognize cancer cells using T-cell receptors, or TCRs, that interact with specific immune targets, or epitopes, presented by a molecular structure on the surface of cells known as the major histocompatibility complex, or MHC. The MHC molecules bind to peptides from protein degradation inside the cell before being transported to the cell surface to present the peptide to TCRs. If a peptide bound to the MHC molecule is recognized by T cells, it is called an epitope. There are two classes of MHC molecules, class I and class II, that activate CD8+ and CD4+ T cells, respectively. In humans, MHC is encoded by the genes of the HLA locus. HLA genes show high allelic variation, resulting in MHC molecules that have different peptide binding preferences. Each person expresses a unique combination of molecularly distinct class I and class II MHC molecules that bind a specific set of peptides and epitopes.
Mutated genes in cancer cells lead to expression of altered proteins which are, like all proteins, processed by the cellular machinery into protein fragments known as peptides. When these mutated peptides are presented on MHC molecules, by either tumor cells or antigen presenting cells, and recognized by T cells, they are known as neoantigens.
Another class of tumor antigens are derived from endogenous viral elements, hereunder endogenous retroviruses (ERVs). ERVs are found in the genome of all cells but their expression is tightly regulated in healthy cells. Due to the way cancer cells evolve, this tight transcriptional regulation of ERVs is often compromised, leading to expression and production of cancer-specific, ERV-derived antigens. As a limited number of somatic mutations and ERVs are shared among two different tumors, no general cancer vaccine can be produced, making it necessary to design and produce a new personalized or precision product specific for each patient or for groups of patients.
The immune system refrains from targeting the body’s own healthy cells principally through processes known as central and peripheral tolerance, by which T cells are educated not to respond to MHCs displaying peptides from normal proteins and, therefore, T cells avoid targeting normal cells for destruction. The TCR-peptide-MHC interaction is a vital immune mechanism that allows the body both to respond against threats, including cancer, as well as to avoid targeting the body’s own healthy cells. Understanding the interactions between TCRs, peptides and specific MHC alleles is critical to directing and activating an immune response to cancer.
Neoantigen- and Endogenous Retrovirus-based Cancer Vaccines
The common feature of cancer is accumulation of mutations in the genes, which manifests as tumors with uncontrolled growth. Cancer is a complex, extremely heterogeneous condition. Despite this complexity and variability, patients with the same type and stage of cancer have historically been administered the same treatment. This approach has been altered in recent years with the introduction of precision medicine cancer vaccines, a tailored approach for selecting therapy at the individual patient or groups of patients’ level based on the genetic makeup of the patient’s cancer. Discovery of molecular cancer biomarkers (i.e., cancer oncogenes) has paved the way for the first generation of personalized and precision therapies. Genomic screening approaches have been commonly employed to identify tumor-specific, overexpressed proteins or genetic mutations that may confer targets for an effective cancer vaccine.

We believe a truly personalized or precision approach, incorporating the entirety of the tumor ecosystem, while taking a more unbiased approach to drug design, is required to advert the inherent complexities of the tumor microenvironment and heterogeneous cellular landscape, and to improve the clinical outcome of cancer vaccines. We believe such approach can be achieved by directing vaccines towards cancer-exclusive peptide sequences, so called neoantigens and endogenous retroviruses, or ERVs, displayed on the surface of tumor cell originating from patient-specific mutations and highly expressed ERV sequences, respectively. Neoantigen-targeting vaccines have shown great promise in pre-clinical animal models as well as in early clinical trials. Of note, Moderna and Merck recently announced their personalized neoantigen targeting therapy met the primary endpoint in a Phase 2b trial in melanoma patients.
Neoantigens and ERVs provide an avenue for tumor-specific immune cell recognition, a prerequisite for a beneficial clinical response of a neoantigen/ERV based vaccine. Antigen presenting cells, or APCs, educate the immune system by presenting neoantigens and the ERVs to T cells. Tumor cells often present neoantigens and ERV-derived sequences on their cell surface, providing accessible targets for T cells. T cells recognize and kill neoantigen and/or ERV-presenting cancer cells and effect a positive feedback loop to heighten and broaden the cancer specific immune response as more epitopes will be available for APC uptake upon T-cell mediated tumor cell lysis.
Once patient-specific neoantigens and/or ERVs are administered to the patient, APCs will process the neoantigens and ERVs by the MHC epitope presentation machinery, migrate to the lymph node and present neoantigens and ERVs to T cells. TCRs on circulating CD4+ and CD8+ T cells bind to the presented neoantigens and ERVs triggering initial T-cell activation. Once activated, the T cells will enter the circulation to reach distant organs, including the tumor. In the tumor, reactive T cells will encounter tumor cell surface displayed neoantigens and/or ERVs, resulting in T cell mediated tumor cell killing.
Cancer patients normally do not have a meaningful numbers of T cells that recognize their tumor. We believe a neoantigen and ERV-targeting approach will generate a strong, de novo tumor-specific T-cell response which will lead to killing of tumor cells and thereby an improved clinical response. Further, we believe such approach has encouraging therapeutic potential because neoantigens and ERVs represent foreign elements to the immune system and are unique to each person’s tumor cells which means neither self-tolerance nor adverse side effects are likely to limit the clinical application of a neoantigen and/or ERV-based vaccine.
We believe our truly personalized or precision approaches targeting neoantigens and ERVs will allow us to harness the natural power of a patient’s own immune system to elicit a strong, cancer-specific immune response, potentially holding the key to long-lasting tumor control or even a possible cure for many cancer patients.
PIONEER™ – Our AI model for the Discovery of Novel, Personalized Neoantigen-targeting Cancer Vaccines
Overview
PIONEER™ is our proprietary AI model for the rapid discovery and design of personalized neoantigen-targeting therapies. Our proprietary PIONEER™ model allow us to efficiently identify and select those neoantigens that we believe are most likely to generate a strong, de novo T-cell response leading to significant antitumor effect in each patient. The goal of our PIONEER™ derived cancer vaccines is to deliver therapeutic neoantigens to patients in a way that trains the patients’ own immune system to target and kill tumor cells with no or very limited adverse effects on healthy non-cancer cells. As shown in Figure 12 below, PIONEER™ simulates the key biological steps in presenting each neoantigen to the patient’s immune system with our high-performance, AI-based in silico modules.

Figure 12: Illustration of mechanisms within the tumor cell that are required for a neoantigen to have a clinical effect in patients.
Key biological steps simulated by PIONEER™ include:
Step 1 — Mutation:   PIONEER™ identifies cancer-specific mutations by comparing DNA sequencing data from the tumor sample(s) and normal tissue sample using our proprietary AI-based somatic variant caller.
Step 2 — Expression:   Only a subset of the cancer-specific mutations is found in genes that are expressed in the tumor cells. The expression levels of each gene are determined by analyzing tumor RNA sequencing data. In addition, PIONEER™ calculates the mutation-specific expression levels using an in-house developed computational module.
Step 3 — Translation:   Not all cancer-specific mutations result in altered protein sequences. Some mutations may be found in regions that do not code for protein sequences or they may simply be synonymous mutations (where the DNA sequence is altered, but the encoded amino acid is the same). PIONEER™ determines the effects of each cancer-specific mutation. The coding regions around non-synonymous mutations are then translated into amino acid sequences, generating cancer-specific neoantigen sequences.
Step 4 — Presentation on MHC Class I and Class II Molecules:   To induce an immune response, neoantigens must contain subsequences that are bound by MHC molecules and presented on the cell surface. The identified neoantigens are given as input to our proprietary AI-based tool suite, EvaxMHC, along with the patient’s HLA type to identify neoantigens containing MHC ligands bound by the patient’s MHC molecules specifically.
Step 5 — T-cell Response:   Neoantigens presented by MHC class I and class II molecules are recognized by T cells, triggering an immune response and T cell mediated tumor cell death. However, while being presented as MHC ligands is a prerequisite for generating an immune response, not all MHC ligands are recognized by T cells. PIONEER™ includes an in silico module that predicts the likelihood of a given mutated MHC ligand eliciting a T-cells response.
Step 6 — Clonal Neoantigens:   Tumors are extremely heterogeneous, meaning that not all tumor cells necessarily encode and express the same neoantigens. Targeting clonal neoantigens, defined as neoantigens arising from clonal mutations that are present in all cancer cells, allows for systemic eradication of the whole tumor, as well as potential metastases in the patient. Multiple reports suggest that targeting clonal neoantigens result in a more effective treatment. PIONEER™ determines the clonal status of a neoantigen by analyzing the DNA sequencing data using in silico AI modules. For patients where DNA sequencing data from multiple tumor biopsies is available, PIONEER™ seamlessly integrates the information from each biopsy to improve the clonality estimate.
Identifying those neoantigens that will induce a strong antitumor immune response capable of eradicating all tumor cells in the patient requires sophisticated AI-based in silico tools. Such tools must be capable of accurately identifying tumor specific mutations along with all steps involved in neoantigen processing, presentation and TCR recognition. State-of-the-art, publicly available in silico tools for neoantigen prediction return a vast number of candidates, of which only a handful are ever found to trigger bona fide antitumor responses in patients. We have benchmarked our proprietary in silico tools from PIONEER™

against state-of-the-art public tools (Mutect2, MixMHCpred-v2.1/MixMHC2pred-v1.2, RSEM-v1.2.0 quantified expression) and we believe our platform produces superior results:

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Figure 13: Benchmark study of PIONEER™ against state-of-the-art, public tools for number of hits identified in the top 10 best-ranked neoantigens.
To compare PIONEER™ to a pipeline of state-of-the-art public tools, we designed a simulation study with 3,000 patients. Each patient was assigned 500 potential neoantigens in a 1:5 positive to negative ratio. Both pipelines were tasked with selecting a set of 10 neoantigens for each patient and the average number of positive neoantigens was assessed. Results are depicted in Figure 13 above.
Our benchmark study demonstrates that the publicly available tools are only capable of identifying 2.6 correct neoantigens in the top 10, which, we believe, in a neoantigen-based cancer vaccine is not sufficient to reach a strong antitumor effect. In comparison, PIONEER™ was able to identify 8.7 correct neoantigens in the top 10, which we anticipate is optimal to drive an enhanced antitumor immune response.
PIONEER™ include several in silico modules, some of which are AI-based, corresponding to each biological step in neoantigen presentation to the immune system. We believe that our multi-parameter improvements incorporated across our in silico AI modules will translate into better antitumor effect. In pre-clinical studies, we have already demonstrated that enhanced neoantigen prediction directly links to improved antitumor effect in mice (see Figure 14 below).
Improved Neoantigen Prediction Directly Translate into Better Antitumor Effect
Our proprietary in silico AI modules identifying neoantigens within PIONEER™ have been trained using gradient-boosted decision trees, transformers and a conditional generative adversarial network approach on our internally generated data as well as other data, including, but not limited to, next generation sequencing data from tumor samples, mass spectrometry immunopeptidomics, peptide-MHC-binding affinity data, T-cell immunogenicity data, peptide-MHC-binding stability data. We have demonstrated that development and iterative training of our AI model directly translates into improved antitumor effect in pre-clinical studies. In a pre-clinical tumor study, the efficacy of three versions of PIONEER™ version 0.1, 1.0 and 2.0), each with increasing number of new features were directly compared (see Figure 14 below). Mice treated with neoantigens predicted by PIONEER™ 2.0 developed statistically significant smaller tumors compared to mice treated with neoantigens predicted by earlier versions of PIONEER™, thereby demonstrating that improved neoantigen prediction directly translates into improved antitumor effect.

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Figure 14: To explore the biological impact of different improvements, three versions of PIONEER™ were evaluated in the CT26 mouse tumor model. For each version, the top 10 ranked neoantigens were encoded in separate DNA constructs, designated PIONEER™ 0.1, PIONEER™ 1.0, and PIONEER™ 2.0. Mice were intramuscularly treated twice with the various DNA constructs prior to CT26 cells inoculation. A “mock” DNA plasmid without neoantigens was included as control.
We will continue to train and incorporate more data into PIONEER™ model to ensure that our nested AI modules remain state-of-the-art. In addition, we continue to include new features in the model to further increase its predictive power.
Key Advantages of Our PIONEER™ model
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Identification of Therapeutic Neoantigens:   PIONEER™ can identify therapeutic neoantigens that drive a T-cell response with higher accuracy compared to predictions done by state-of-the-art public tools. Clinical data from the Phase 1/2a trial of EVX-01 demonstrated induction of neoantigen-specific T cells in 100% of patients with an overall response rate of 67% compared with a historical overall response rate of 40% with anti-PD-1 treatment alone. Further, clinical data from the Phase 1/2a trial of EVX-02 demonstrated activation of neoantigen-specific T cells with tumor killing potential in patients, and that T-cell responses were robust and long lasting.

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Identification of Multiple Neoantigens:   PIONEER™ identifies multiple neoantigens that can be incorporated in the cancer vaccine to increase therapeutic effect and overcome issues related to cancer clonal heterogenicity and tumor immune escape.

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World Wide Clinical Applicability:   PIONEER™ is clinically applicable, automated and deployable anywhere in the world and has been through a process of validation according to the International Society for Pharmacoepidemiology, ISPE’s, latest revised guide for Good Manufacturing Practice, or GAMP5, to ensure compliance with legislature and good practice regulations to maintain a high standard of quality in the system.

We believe we are uniquely positioned to develop a neoantigen-based cancer vaccine and address the shortcomings from competing approaches through our proprietary algorithms and AI modules contained in the PIONEER™ model.
ObsERV™ — Our AI model for the Design of Personalized or Precision ERV-based Cancer Targets
Overview
ObsERV™ is our proprietary AI model for the discovery of patient-specific virus-derived sequences, so-called ERVs (endogenous retroviruses), expressed in cancer. Targeting this novel class of tumor antigens may allow for developing a completely new type of immunotherapy against immunologically cold tumors with low response rates to immunotherapy. ObsERV™ can rapidly discover ERV tumor antigens and design of personalized or precision vaccine containing these antigens. Our proprietary AI modules within ObsERV™, for the prediction of antigen-specific T-cell responses, have been trained using transformers and a conditional generative adversarial network approach. This allows us to efficiently identify and select those ERV-antigens that we believe are most likely to generate a strong, de novo T-cell response leading to significant antitumor effect in each patient. The goal of our ObsERV™ model derived cancer vaccines is to deliver therapeutic ERV-antigens to patients in a way that trains the patients’ own immune system to target and kill tumor cells with no or very limited adverse effects on healthy non-cancer cells.
We have demonstrated that overexpression of ERVs is strongly associated with the overall survival of cancer patients. Hence, we believe such ERV-based therapies will induce a directed T-cell dependent immune response leading to tumor eradication.
We believe that ObsERV™ will allow us to develop therapeutic cancer vaccines benefitting a broader range of cancer patients for which no or limited treatment options exist. This includes providing novel treatment solutions for cancer patients that are unlike to respond to immunotherapy and cancer vaccines that targets neoantigens.
Key Advantages of Our ObsERV™ Model
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Identification of Therapeutic ERV-antigens:   We believe ObsERV™ can identify therapeutically relevant ERV-antigens that drive a T-cell response with a state-of-the-art high accuracy and effect. We have preclinically demonstrated complete tumor eradication in animal models when targeting ERVs. While previous published reports highlight some success with retroviral therapy against specific antigens, our in silico-designed cancer vaccine using ERV-antigens is the first to show lasting tumor protection and a robust, diverse T-cell response.

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Identification of Multiple ERV-antigens:   ObsERV™ identifies multiple ERV-antigens that can be incorporated in the cancer vaccine to increase therapeutic effect and overcome issues related to cancer clonal heterogenicity and tumor immune escape.

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Worldwide Clinical Applicability:   As with PIONEER™, ObsERV™ is designed to be clinically applicable, automated and deployable anywhere in the world and has been through a process of validation according to the International Society for Pharmacoepidemiology, ISPE’s, latest revised guide for Good Manufacturing Practice, or GAMP5, to ensure compliance with legislature and good practice regulations to maintain a high standard of quality in the system.

We believe we are uniquely positioned to develop ERV-antigen based cancer vaccines and address the shortcomings from competing approaches through our proprietary algorithms and AI modules contained in ObsERV™.
Using PIONEER™ and ObsERV™ to Design Our Cancer Vaccine Candidates
Figure 15: Our process for manufacturing a personalized cancer vaccine.

As shown in Figure 15 above, the following steps describe our process for designing a personalized cancer vaccine:
Step 1 — Tissue Biopsy:   Tumor tissue sample(s) and a blood sample are collected from the patient.
Step 2 — DNA and RNA sequencing:   We then apply deep-sequencing to the patient’s tumor biopsy specimen and blood to derive high-quality DNA and RNA sequence information.
Step 3A — Identify Critical Neoantigens:   PIONEER™ uses this sequence information to identify tumor mutations. Next, PIONEER™ identifies potential neoantigens from the tumor mutations and selects the top 10-20 neoantigen candidates and designs the final cancer vaccine.
Step 3B — Identify Critical ERV antigens:   ObsERV™ uses tumor RNA sequence data from tumor biopsies to identify and rank the most vaccine-relevant ERV antigens. The top 10-20 ERV antigen candidate are selected for the final cancer vaccine design.
Step 4 — Manufacturing:   The PIONEER™ and ObsERV™ antigen cancer vaccines are manufactured.
Step 5 — Administer cancer vaccine to Patient:   The manufactured cancer vaccines are administered to the patient.
Initially, our personalized vaccines are intended for the use as a combination therapy with CPIs. Evidence suggests that in patients responding well to CPI treatment, the response is partly mediated by tumor antigen-reactive T cells. Induction of de novo tumor antigen-specific T cells in combination with CPIs may increase the number of patients responding to treatment as well as improve the long-term clinical outcome.
Our PIONEER™ and ObsERV™ Derived Cancer Vaccine Programs
We are currently advancing a clinical pipeline of personalized cancer vaccines derived from our PIONEER™ and ObsERV™ models (see Figure 16).
Figure 16: Our immuno-oncology product candidates derived from PIONEER™ and ObsERV™.
Note: The role of MERCK in the EVX-01 clinical trial is to supply KEYTRUDA® (pembrolizumab).
Our EVX-01 Product Candidate
Overview
Our EVX-01 product candidate is a liposomal, peptide-based therapeutic cancer vaccine designed to engage a patient’s own immune system to fight their cancer by mounting a targeted response towards the tumor. EVX-01, in combination with anti-PD-1 or other CPIs, is intended for the first-line treatment of a variety of metastatic and unresectable cancers amenable to PD-1 inhibition.
EVX-01 consists of five to 10 PIONEER identified neoantigens formulated as peptides (neopeptides) together with a strong CD8+ and CD4+ T-cell inducing adjuvant, CAF09, in-licensed from Statens Serum Institute, or SSI. When administered to the patient, we believe EVX-01 will induce neoantigen-specific T cells that will migrate to the tumor site and induce tumor killing or target circulating tumor cells to eliminate these before becoming metastatic.

The development and Phase 1/2a clinical trial of EVX-01 was partly funded through a $3 million grant from the Innovation Fund Denmark and conducted in collaboration with a consortium consisting of Center for Cancer Immune Therapy at Herlev Hospital, Department of Health Technology at Danish Technical University, Center for Genomic Medicine at University Hospital Copenhagen and the Center for Vaccine Research at SSI. Evaxion retains all of the commercial development rights to EVX-01.
A clinical Phase 1/2a trial was conducted from 2019 to 2022. Results from this trial was presented at American Society of Clinical Oncology, or ASCO, Annual Meeting in June 2023 and showed that EVX-01 in combination with anti-PD-1 treatment induced strong anti-tumor response in 67% of patients. 8 patients had a clinical response to treatment i.e. tumor shrinkage with 2 patients having a complete response i.e. no sign of disease.
EVX-01 is currently in clinical Phase 2 development in a global multi-center trial in metastatic melanoma, administered in combination with KEYTRUDA® (NCT05309421). The trial is currently conducted globally at clinical sites across in Europe and Australia in collaboration with Merck. Patients enrolled in the Phase 2 clinical trial receive standard of care treatment along with KEYTRUDA® in combination with EVX-01, or in the event of progression, another standard of care treatment in combination with EVX-01. We are responsible for the conduct of the trial. We will continue to collaborate with Merck as the data mature.
The first patient in the Phase 2 trial was dosed in Australia in September 2022. Initial readout from the first five patients was presented at the 38th annual meeting of SITC in November 2023 in San Diego, California. The initial data demonstrated that the EVX-01 therapy was well tolerated, induced an EVX-01-specific immune response in all five patients and further promising signs were observed as three out of the five patients experienced improved clinical outcome upon EVX-01 and pembrolizumab treatment.
Addressable Market for EVX-01
We are currently developing EVX-01 for the treatment of advanced or metastatic unresectable melanoma with the potential to expand into other solid tumor types such as non-small cell lung cancer, or NSCLC, and bladder cancer. According to the American Cancer Society, in 2023 there will be in the U.S.:
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97,610 new melanoma cases and 7,990 deaths from melanoma;

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238,340 new lung cancer cases and 127,070 deaths from lung cancer. NSCLC makes up on average 84% of all lung cancer cases; and

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82,290 new cases of bladder cancer and 16,710 deaths from bladder cancer.

The treatment paradigm for metastatic and unresectable melanoma, NSCLC and bladder cancer has been revolutionized over the last few years with the approval of PD-1/PD-L1 CPIs across treatment lines, including first line for metastatic and unresectable melanoma and in NSCLC as monotherapy or in combination with chemotherapy/other CPIs depending on a patient’s status. In bladder cancer, PD-1/PD-L1 CPIs are approved in the first line setting for cisplatin ineligible patients as well as later line treatments. Only a minority of patients in these three indications have durable responses to PD-1/PD-L1 CPIs with a majority of patients ultimately showing progressive disease. We believe that our therapeutic neoantigens and ERV-antigens could change the treatment paradigm in combination with PD-1/PD-L1 CPIs across these three indications by expanding the patient population responding to PD-1/PD-L1 inhibitor treatment (CPI-resistant patients) and potentially increasing the effect in patients already responding to PD-1/PD-L1inhibitor treatment.
Data Readout from our EVX-01 Phase 1/2a Clinical Trial
Our EVX-01 Phase 1/2a clinical trial was a first-in-human clinical trial of EVX-01 in combination with anti-PD-1 or anti-PD-L1 (NCT03715985). The trial commenced in January 2019 and was an open-label, single-arm trial. The objectives of the trial were to evaluate the safety/tolerability (primary endpoint) and immunogenicity and feasibility of manufacturing (secondary endpoint) and establish a recommended Phase 2b dose, or RP2D. The trial was initially intended as a basket trial for three indications: metastatic melanoma, NSCLC and bladder cancer. The indications were subsequently changed to advanced or metastatic unresectable melanoma.

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Figure 17: Clinical design of the first-in-human Phase 1/2a clinical trial in the EVX-01 program. (a) biopsy, Positron emission tomography/computed tomography scan, or PET/CT scan, and blood samples were collected at baseline (T1). Treatment with anti-PD-1 was either initiated at time of first biopsy (group A) or had already been initiated >4 months before biopsy (group B). EVX-01 vaccine was administered at week 6-8 and every 2nd week for 6 total vaccinations: 3 x IP followed by 3 x IM. (b) Dose escalation of administered peptide pool and number of patients at each dose level. CPI: checkpoint inhibitor, IP: intraperitoneal, IM: intramuscular, ORR: overall response rate, PFS: progression free survival, T: timepoint, FU: follow-up.
In June 2023, we announced data readout from the Phase 1/2a clinical trial showing that EVX-01 in combination with anti-PD-1 compares favorably to anti-PD-1 treatment alone. The data demonstrated an overall response rate, or ORR, of 67% across all 12 patients compared with a historical ORR of 40% with anti-PD-1 treatment alone. The study also demonstrated a complete response, or CR, of 17%, compared with a historical CR of 7% with anti-PD-1 treatment alone. Among the four patients on the highest doses, all had a clinical response (ORR of 100%). Two patients with stable disease, or SD, for 10 and eight months on anti-PD-1 treatment alone, achieved CR and a partial response, or PR, respectively, following EVX-01 administration. In addition, the data showed induction of neoantigen-specific T cells in 100% of patients. 58% of the administered neoantigens induced reactive T cells in patients, of which 85% were de novo responses. Data from the trial also showed that EVX-01 appeared to be well-tolerated with only Grade 1 and 2 adverse events such as fatigue and fever (see figure 18).
Figure 18: Patient disease status, treatment outcome and immune response from the EVX-01 Phase 1/2a clinical trial.

As shown in Figure 19 below, a benefit of the combination therapy was observed for nine patients. Of these, two patients had a CR, six patients had a PR, one patient had SD, and three patients had progressive disease, or PD, as best outcome. Furthermore, a complete remission of target tumor lesions was observed in 4 patients (33%).

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Figure 19: % change in target lesion size for patients treated with EVX-01. Disease development determined according to RECIST criteria. PD: Progressive disease, SD: Stable disease, PR: Partial response, CR: Complete response. % change for lymph-node target lesions was set to -100% when lymph-node was normal size (10 mm or below).
Data from our clinical trial, as depicted in Figure 20, prove that patients treated with higher dose levels of EVX-01 neopeptides (dose level three, 200 ug/peptide) have an increased T-cell response compared to lower doses. When investigating the effect of peptide dose on T-cell response in general, we found that higher dose levels increase ORR in patients i.e. all patients at dose level 3 has an objective clinical response. The data supported the selection of the Phase 2 dose as dose level 3 i.e. 200 ug/peptide.
Figure 20: Dose-responsiveness of immunogenic neoantigens. Pre, immune responses to EVX-01 neopeptides before vaccination, Post; Immune responses to EVX-01 neopeptides after vaccination.

When investigating the safety profile, we found that increasing the dose level of EVX-01 does not affect the safety profile. Only grade 1 and 2 treatment related adverse events, or TRAEs, were observed across the three dose levels. Most frequently observed TRAEs include fatigue, stomach pain and fever — see table below of the TRAE:
Neoantigen and Clinical Response Correlations
As shown in Figure 21 below, we observed a correlation between broadness of immune response and clinical benefit when investigated if responding patients had a higher frequency of neoantigens resulting in a tumor-specific immune response as measured in blood by ELISpot. As seen in Figure 21, responding patients in general had a higher frequency of immunogenic neoantigens after treatment with EVX-01 — a trend not observed pre EVX-01 treatment (see “Pre” boxplot to the left in Figure 21). Furthermore, the prevalence for immunogenic neoantigens in patients with clinical response increases in the follow-up samples. We interpret the increased profile of more immunogenic neoantigens in responders post EVX-01 treatment as indirect evidence of effect for EVX-01.
Clinical outcome correlates with neoantigen immunogenicity
Figure 21: Frequency of immunogenic neoantigens in patients. Pre-; before EVX-01 treatment but after initiation of PD-1 CPI treatment, Post: After 3 and 6 rounds of EVX-01 treatment and Follow up: After end EVX-01 treatment until progression. Clinical response as defined by RECIST, immunogenic neoantigens are defined as neoantigens where the T-cell response (SFU) is at least 3 times the standard deviation of the response induced by irrelevant peptides at the same timepoint, frequency of immunogenic neoantigens is calculated per patient.
We also observed a significant correlation between PIONEER quality score (prediction scores), immunogenicity, clinical response and Progression Free Survival, or PSF, as seen in Figure 22 and 23. PIONEER (v4.2) assigns significantly higher quality scores to immunogenic compared to non-immunogenic neoantigens and significantly higher quality scores to neoantigens administered to patients responding to treatment compared non-responding patients.

Figure 22: left: PIONEER quality scores for EVX-01 peptides inducing functional responses detected by ELISpot (immunogenic) compared to non-immunogenic EVX-01 peptides. Right: PIONEER quality scores for EVX-01 administered neopeptides in responders (CR/PR) and non-responders (SD/PD). P-value by t-test.
We further investigated if PIONEER quality score impacted PFS, i.e. time from treatment start to disease progression or death, of patients treated with EVX-01 by dividing patients in high and low PIONEER quality groups (n=6 in each). As seen from Figure 23, the high-quality group have significant longer time to progression compared to the low-quality group. To investigate if the longer PSF in the high score group was driven by a higher mutational load, the same analysis using TMB was conducted. As depicted in Figure 23, TMB did not seem to be the determining factor for PSF in this patient cohort, indicating that the quality of administered EVX-01 neopeptides is important for clinical benefit.
Figure 23: Kaplan-Meier plots displaying PFS of patients based on TMB high/low calculated FDA guidelines (left) Median PIONEER score (right).
Our Phase 2 Clinical Trial
Based on our Phase 1/2a clinical trial interim data readout on October 21, 2021, we entered into the Merck CTCSA to evaluate in a new Phase 2 clinical trial, the combination of our personalized cancer vaccine, EVX- 01, with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab), a humanized anti-human PD-1 monoclonal antibody.
The Phase 2 clinical trial is an open-label, multi-center, single arm trial evaluating the efficacy (best objective response, overall response rate, progression free survival and overall survival) and safety of EVX-01 in adults with advanced or metastatic unresectable melanoma on pembrolizumab. The trial is designed to show an improvement in the best overall response of patients with SD or PR after 12 weeks on pembrolizumab treatment. The trial design is guided by recently published KEYNOTE-001 and 006 data from MSD which demonstrates that advanced melanoma patients with SD at week 12 and subsequent progression had poor survival outcomes. We believe EVX-01 in combination with pembrolizumab has the potential to significantly improve patient outcomes. The trial design is developed in collaboration with world leading KOLs; Georgina Long (Melanoma Institute Australia, AU), Patrick Ott (Dana-Faber Cancer Institute, USA) and Inge-Marie Svane (Center for Cancer Immune Therapy, Denmark), and is conducted in partnership with MSD.
Figure 24: Schematic presentation of the EVX-01 Phase 2 clinical trial design. Each patient receives 18 cycles with pembrolizumab (approximately two years).
In January 2022, we received regulatory clearance from the Australia Therapeutic Goods Administration, or the TGA, to initiate the Phase 2 clinical trial of EVX-01, and in September 2022, we announced enrollment of the first patient in our Phase 2 trial in Australia.
In June 2022, we submitted a CTA to the Italian Medicines Agency, which was approved on September 16, 2022. Further, on November 23, 2022, we submitted an IND to the FDA, which was granted approval on December 22, 2022. Further, we received Fast Track designation from the FDA on January 17, 2023.
As of November 2023, 16 patients were enrolled the Phase 2 study and commenced the combination treatment with EVX-01 and pembrolizumab. Initial readout from the first five patients was presented at the 38th annual meeting of SITC in November 2023 in San Diego, California. The initial data demonstrated that the EVX-01 treatment appeared safe and well tolerated. Few AEs related to EVX-01 have been reported and these were either grade 1 or 2. No SAEs have been reported in this patient cohort. Safety data cut-off: 30-Sep-2023.
For all five patients EVX-01 induced a specific immune response over time as evidenced by an increase in magnitude of vaccine neoantigen-specific T cells. Further, a clinical benefit was observed in 3 out 5 patients. One patient (patient 10004) presented with progressive disease after 12 weeks of pembrolizumab treatment, indicating unresponsiveness to pembrolizumab. Following EVX-01 administration commencing at week 12, a profound tumor size reduction was observed from week 24 with further reduction at subsequent visits (see figure 25a). At study week 52 a fluorodeoxyglucose positron emission tomography, or FDG PET, scan demonstrated a completed metabolic response with resolution of the FDG avidity (Figure 25b), indicating tumor cell inactivity.
Figure 25: Longitudinal reduction in tumor volume for patient 100004. a) the tumor size was 28 mm at baseline (Oct 2022). Prior to EVX-01 administration and following 12 weeks of pembrolizumab, the patient presented with Progressive Disease (RECIST1.1 criteria), tumor size 44 mm (Jan 2023). Following EVX-01 administration, the patient started to respond to treatment showing a reduction in tumor size at week 24 (38 mm). This was further confirmed at the assessments week 36 (Jun 2023) and 48 (Sep 2023) where the target lesion was 30 mm and 27 mm, respectively. b) Patient 100004 FDG PET scan demonstrating complete metabolic response at week 52 with resolution of FDG avidity in the right adrenal target lesion.
We believe that the initial data from the EVX-01 Phase 2 study confirm the findings of the EVX-01 Phase 1 study.
One year data readout is expected in Q3 2024 and full study readout is expected in 2025.
Manufacturing of Our EVX-01 Drug Product
The peptide-based format used to deliver PIONEER-identified neoantigens in EVX-01 is able to specifically stimulate neoantigen-specific T cells and has a turnaround time of approximately seven weeks from collection of patient-specific biopsies to administration of the therapy. We believe that this seven-week turnaround time is significantly shorter as compared to other current patient-specific, peptide-based, cancer vaccines, which have been shown to have turnaround times of 20 or more weeks.
Our EVX-02 and EVX-03 DNA Product Candidates
Overview
Our additional two personalized cancer vaccines, EVX-02 and EVX-03, developed based on our PIONEER AI model, are in early clinical and late pre-clinical development, respectively. EVX-02 comprise PIONEER top-ranked neoantigens contained in a plasmid DNA and EVX-03 contains a combination of PIONEER predicted neoantigens and ERV antigens. EVX-02 is our product candidate for adjuvant treatment of resectable melanoma, whereas EVX-03 is an improved, next generation vaccine with a proprietary APC targeting unit, intended for treatment of patients with locally advanced or metastatic solid tumors, including non-small cell lung cancer. The goal of the two cancer vaccines is to promote T-cell priming and expansion of cancer-specific effector T cells for direct and specific tumor killing. Both personalized vaccine candidates will be administered to patients in combination with CPI.
Summary
Our pre-clinical studies demonstrated that both EVX-02 and EVX-03 inhibited tumor growth in mice and induced functional therapy-specific T cells. Direct comparison of the potency of EVX-02 and EVX-03 in mice clearly indicated a beneficial effect of the APC targeting unit, as evidenced by a lower tumor protective dose of EVX-03 compared to EVX-02 and higher levels of neoantigen-specific T cells induced by EVX-03 compared to EVX-02. Further, the combination of our EVX-02 DNA therapy and CPI treatment of mice enhanced the antitumor effect, which we believe indicates a positive interplay of the two therapies. Furthermore, a favorable safety profile of EVX-03 in mice was observed in a Good Laboratory Practices, or GLP, toxicology study investigating repeated high doses of EVX-03.
Final data from a first-in-human Phase 1/2a clinical trial investigating the safety, tolerability and pharmacodynamic response of EVX-02, substantiated a promising safety profile and ability to activate neoantigen-specific T cells as well as indicated encouraging clinical outcome data of our first-generation neoantigen DNA therapy.
We believe that the data from the EVX-02 Phase 1/2a trial substantiates the clinical relevance of DNA-mediated delivery of neoantigens. We believe that the clinical data from our EVX-02 DNA therapy in combination with the improved EVX-03 anti-tumor effect in pre-clinical models, support moving into a first-in-human Phase 1 clinical trial, investigating the safety and pharmacodynamic effect of EVX-03. To expedite the development of EVX-03, we are actively exploring partnership opportunities.
Background
We have chosen to use a DNA-based vaccine format for several reasons: It is well-established that DNA vaccines harbor self-adjuvating capacities as they can activate the innate DNA sensing machinery in mammalian cells. This directs the immune response towards Th1-like immunity which is generally considered to be preferable in cancer therapies. Further, the DNA plasmid allows for full inclusion of highest ranking immunogenic neoantigens. Moreover, with the recent approval of a plasmid DNA vaccine for prevention of severe COVID-19 disease, it is now established that DNA vaccines can induce a clinically relevant immune response.
When administered to the patient, we expect that the EVX-02 and EVX-03 DNA therapies (see figure 26) will be taken up by APCs and will be expressed as peptides, processed into smaller components, and loaded onto the MHC molecules on the cell surface eliciting an antigen-specific immune response. The APC unit is believed to mediate effective recruitment and activation of APCs to the local site of injection, thus further enhancing the antigen-specific immune response.
Figure 26: Illustration of our two neoantigen targeting DNA therapies, EVX-02 and EVX-03. EVX-03 also includes ERV antigen in the antigen unit. Both candidates comprise PIONEER-identified neoantigens inserted as a neoantigen unit into a backbone plasmid with immune stimulating elements. Furthermore, EVX-03 comprises an APC-targeting unit linked to the antigen unit via a dimerization unit, illustrated in dark blue.
Our EVX-02 Phase 1/2a Clinical Trial
The EVX-02 clinical trial is a first-in-human, open label, safety and pharmacodynamic multi-center trial in resectable Stage III/IV melanoma patients (NCT04455503), initiated in the third quarter of 2020. Each patient received, upon tumor resection, a unique EVX-02 vaccine designed based on their tumor genomic fingerprint in combination with PD-1 CPI. Each patient was treated with eight doses of EVX-02 at a two-week interval. Anti-PD-1 therapy was administered before, during and after administration of EVX-02 to unleash the potential of the EVX-02-specific T cells to mediate tumor killing.
Data Readout from Our EVX-02 Phase 1/2a Clinical Trial
On April 18, 2023, we presented clinical data from our Phase 1/2a first-in-human study of its DNA-based personalized cancer vaccine, EVX-02 in combination with the checkpoint inhibitor nivolumab. Data were presented in the Late Breaking Research: Clinical Research 2 session at the 2023 AACR (American Association for Cancer Research) annual meeting in Orlando, Florida.
The information shared during the 2023 AACR meeting was initially deemed preliminary since, at the time of presentation, the clinical database had not been locked. Final data cleaning and subsequent database lock on 14th of July 2023 did not result in any modifications to the data presented at the AACR meeting.
The study, in patients with resected melanoma, showed that:
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All 10 patients who received the full dosing schedule of 8 immunizations with EVX-02 were relapse-free at their last assessment

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Of these 10 patients, 9 completed the full study and were relapse-free at the 12-month end of study visit. One patient was prematurely terminated due to non-EVX-02 related adverse events (AEs), and was relapse-free at the last visit at 9 months

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The combination of EVX-02 and nivolumab was well tolerated and only mild EVX-02-associated AEs were observed

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Robust and long-lasting neoantigen-specific T-cell immune responses were confirmed in all EVX-02 completers

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The induced T-cell immune responses involved both CD4+ and CD8+ T cells

We believe the data serve as a validation of our PIONEER platform and provide proof of mechanism for our DNA-based approach to personalized cancer therapies.
Our EVX-02 and EVX-03 Pre-Clinical Data
The pharmacological effect of EVX-02 and EVX-03 was addressed in the well-established CT26 syngeneic mouse model of colorectal cancer. As both vaccines are truly personalized and the therapy design is based on each patient’s individual tumor mutational profile, pre-clinical efficacy testing of personalized EVX-02 and EVX-03 therapies is not feasible. Instead, mouse surrogate compounds were designed by PIONEER through identification of CT26 tumor-specific neoantigens.
In several in vivo pharmacology studies, treatment with mouse specific EVX-02 and EVX-03 vaccines, or mEVX-02 and mEVX-03, induced robust, antitumor immunity in the CT26 tumor model (see figure 27A and 29A). Further, detailed complementary ex vivo analyses, unravelling the mEVX-02 and mEVX-03 induced T-cell responses, demonstrated neoantigen-reactive T cells in immunized mice as evidenced by cytokine positive CD4+ and CD8+ T cells (See figure 27B-C and figure 29B-C, respectively).
Figure 27: In vivo pharmacology study testing the antitumor effect of a mouse EVX-02 surrogate compound, mEVX-02. P-values were calculated using unpaired t-test with Welch’s correction. A: P<0.001 (tumor volume AUC of Empty plasmid vs mEVX-02); B: P<0.05 Empty plasmid vs mEVX-02, C: P<0.05 Empty plasmid vs mEVX-02.
As shown in Figure 27 above, groups of BALB/c mice were intramuscular, or IM, administered with 100 μg empty plasmid or mEVX-02 plasmids encoding 13 top ranked PIONEER identified CT26 neoantigens. (n=13-14 in both groups). The mice were prophylactically immunized once a week starting two weeks prior to CT26 tumor cell inoculation and the diameters of the tumors were recorded three times a week. Splenocytes from immunized mice were collected at endpoint and restimulated with vaccine relevant peptides for 10 hours. Subsequently the splenocytes were stained with antibodies for detection of intracellular cytokines (IFNɣ and TNFɑ).
In an additional in vivo pharmacology study, co-treatment with a suboptimal mEVX-02 dose and an anti-mouse PD-1, or mPD-1, antibody led to a combinatorial antitumor effect in a syngeneic tumor model illustrated by an increase in time to reach humane endpoints in mEVX-02 + anti-mPD-1 administered mice compared to single compound treatment groups (see figure 28 below).

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Figure 28: In vivo tumor study investigating the combinatorial effect of mEVX-02 and anti-mPD-1 antibody. P-values were calculated using log-rank (Mantel-Cox) test P<0.01.
In Figure 28, the time to reach either tumor ulceration or a tumor diameter of more than 12 mm, was increased in CT26 tumor bearing BALB/c mice receiving IM injections of a sub-optimal mEVX-02 dose and intraperitoneal, or IP, injections of 200 μg anti-mPD-1 antibody compared to mEVX-02 and anti-PD-1 monotherapy. The anti-PD-1 antibody treatment was initiated when the tumors reached a mean volume 80-100 mm3 in the groups receiving mEVX-02 treatment. As control for unspecific antibody mediated antitumor effect, parallel isotype control antibody groups were included (n=12-13 in all groups).
Our next-generation DNA vaccine, EVX-03, is, we believe, further optimized by including an APC targeting unit to enhance the antitumor effect. APC-targeting is accomplished by introducing a Chemokine (C-C motif) ligand 19, or CCL19, that selectively engage cell surface receptors on APC populations and additionally directs the neoantigens to the APCs. We believe that this dual mechanism induces an effective and specific immune response.
To address if APC targeting of the neoantigens potentiated the effect of our EVX-03 product candidate, we immunized mice with neoantigen vaccines with and without a targeting unit. Figure 29A below shows that tumor establishment in the majority of mice treated with mouse mEVX-03 was completely prevented compared to mice immunized with a non-APC targeted neoantigen vaccine. Figure 29B below shows that higher levels of neoantigen-reactive T cells were obtained in the mEVX-03 APC targeted group compared to mEVX-03 without an APC targeted unit. Figure 29B and C demonstrate that mEVX-03 induces both a CD4+ and CD8+ neoantigen-specific T-cell response detected by intracellular cytokine staining. We believe that the data clearly demonstrate that the inclusion of the APC targeting unit potentiated the effect of the neoantigen DNA therapy.

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Figure 29. In vivo pre-clinical data for EVX-03. A: Antitumor effect of mEVX-03 containing 13 PIONEER predicted neoantigens, P<0.0001 (tumor volume AUC of Untreated vs mEVX-03) and P<0.05 tumor volume AUC of mEVX-03 without targeting unit vs mEVX-03. B-C: mEVX-03 induces neoantigen-reactive CD4+ and CD8+ T cells detected by intracellular cytokine staining.
As shown in Figure 29 above, groups of BALB/c mice were intramuscularly, or IM, administered with 5 μg empty plasmid or mEVX-03 plasmids with and without targeting unit (n=13-14 in all groups). The mice were prophylactically immunized once a week starting two weeks prior to CT26 tumor cell inoculation and the diameters of the tumors were recorded three times a week. Splenocytes from immunized mice were collected at endpoint and restimulated with vaccine relevant peptides for 10 hours. Subsequently the splenocytes were stained with antibodies for detection of intracellular cytokines (IFNɣ and TNFɑ).
To directly compare the efficacy of mEVX-02 and mEVX-03, we conducted a dose titration study in which mice were immunized with 0.25-5 μg mEVX-02 or mEVX-03. Both DNA therapies reduced the tumor growth dose dependently. With a mEVX-03 dose as low as 0.25 μg, a significant antitumor response was obtained, whereas a dose of 5 μg was required to mediate a similar effect with mEVX-02. The 20-fold difference in pharmacological effective dose of the two DNA therapies and the superior levels of neoantigen-specific T cells induced by EVX-03, clearly substantiate that the addition of the APC targeting unit significantly increases the potency of the DNA therapy.
Figure 30: mEVX-02 A) and mEVX-03 B) dose-dependently inhibited the growth of subcutaneous CT26 tumors. Antitumor of EVX-02 and EVX-03 was obtained at doses as low as 5 and 0.25 μg, respectively.
As shown in Figure 30 above, in BALB/c mice IM administered with either 0.25, 2 or 5 μg mEVX-02 or mEVX-03 encoding 13 PIONEER identified CT26 neoantigens, a clear dose-response effect was obtained

(n=13-14 in all groups). BALB/c mice were prophylactically treated once a week starting two weeks prior to CT26 tumor cell inoculation and the diameters of the tumors were subsequently recorded three times a week.
To assess if ObsERV identified mouse ERV antigens can induce antitumor effects in preclinical models, mice were prophylactically immunized with a mEVX-03 vaccine containing 13 ERV antigens (mEVX-03_ERV13_CT26) derived from the CT26 mouse tumor cell line. The immunized mice developed smaller tumor over time compared to mice administered with a plasmid without ERV antigens (mEVX-03 backbone) (see figure 31A and B). Complementary immune analyses demonstrated induction of ERV-reactive CD4+ and CD8+ T cells detected by intracellular cytokine staining (see figure 31C and D). Collectively, these data qualify ERV-derived sequences as relevant tumor vaccine targets.
Figure 31: Pre-clinical data for mEVX-03 containing ObsERV™ identified ERV antigens (mEVX-03_ERV_CT26). A-B: Antitumor effect of mEVX-03 with ERV antigens, ** p<0.005, Kruskal-Wallis analysis (tumor volume AUC of mEVX-03 backbone vs mEVX-03_ERV13_CT26). C-D: mEVX-03 induces ERV-reactive CD8+ and CD4+ T cells detected by intracellular cytokine staining.
As shown in Figure 31 above, in BALB/c mice immunized IM with 25 μg mEVX-03 containing 13 ERV antigens (mEVX-03_ERV13_CT26) a clear tumor growth delay was observed compared to mice administered with a plasmid without ERV antigens (mEVX-03 backbone) (n=12 in both groups). BALB/c mice were prophylactically treated once a week starting two weeks prior to CT26 tumor inoculation, and the tumor diameters were subsequently measured three times a week. Splenocytes from immunized mice were collected at endpoint and restimulated with vaccine relevant peptides for 10 hours. Subsequently the splenocytes were stained with antibodies for detection of intracellular cytokines (IFNɣ and TNFɑ). (n = 2 technical replicates from a pool of splenocytes from 5 mice per group). Group mean was ± SD.
EVX-03 GLP toxicology study
In a toxicology study, performed under GLP standards, no organ weight, no macroscopic nor microscopic changes were observed in a repeated dose study in mice, potentially demonstrating a favorable safety profile of the EVX-03 DNA technology.
Figure 32: Results obtained in GLP toxicology study of EVX-03.

The final report from the GLP toxicology study concluded that EVX-03 administered intramuscularly to BABL/c mice on eight dosing occasions with 2-week intervals was well tolerated and did not cause any adverse changes at local or systemic level.
We believe that the comprehensive in vivo pharmacology data package provides clear evidence of complete mEVX-02 and mEVX-03 induced antitumor responses accompanied by induction of reactive CD4+ and CD8+ T cells. Moreover, a beneficial effect was obtained in mice by combining our DNA therapy with CPI treatment, holding great promise for a combination therapy approach in humans. We further believe that our EVX-03 pre-clinical data demonstrates that adding an APC-targeting unit leads to high levels of neoantigen-reactive T cells and significant tumor reduction even at very low doses.
Manufacturing
The production process of a personalized drug consists of multiple steps. For our EVX-02 drug product, DNA plasmids are designed to encode 13 PIONEER identified neoantigens. We have established a manufacturing process with a number of different contract development and manufacturing organizations, or CDMOs, and the entire process from the time of patient biopsy to the time of treatment takes approximately 10 to 12 weeks. With the release of our final batch for EVX-02, we have confirmed our manufacturing process, which we believe will allow us to progress our DNA-based cancer vaccine programs into larger global trials to explore the clinical benefits of the compounds further.
Our EVX-03 Clinical Development Plans
Based on the readout from our Phase 1/2a EVX-02 study demonstrating a favorable safety profile, induction of a robust and long-lasting CD4+ and CD8+ specific T-cell responses as well as a favorable clinical outcome in all patients, we believe we have validated our PIONEER™ AI model, DNA technology and manufacturing process of the DNA therapy. Our next-generation DNA vaccine, EVX-03, is further optimized by including an APC targeting unit thereby leading to improved anti-tumor effect in pre-clinical models. Collectively, we believe these data constitute an attractive out-licensing package for potential partners, supporting progression into a first-in human Phase 1 clinical trial to assess the safety, tolerability and pharmacodynamic effect of EVX-03.
AI-DeeP™, Our Proprietary Immuno-Oncology AI Model for Prediction of Drug Response
We have developed AI-DeeP™, an AI drug response prediction model, that is based on genomic signatures in the tumor microenvironment, neoantigen and ERV burden and seeks to identify patients who may or may not benefit from cancer immunotherapies.
As shown in Figure 33 below, we believe AI-DeeP™ identifies patients responding to therapy with high precision from the immunogenomic signatures alone.
Figure 33: Prediction of patient response to immunotherapy from immunogenomic profiles in baseline tumor biopsy. At enrollment to the Phase 1/2a EVX-01 clinical trial, tumor biopsies were collected from malignant melanoma patients. Immunogenetic profiling was performed on the tumor biopsies using RNA sequencing. Leave-one-patient-out analysis demonstrated that patient outcomes can be successfully predicted on the 18 patients in the EVX-01 clinical trial. The prediction of patient outcome was found statistically significant (p=0.01) using the permutation test.
We further developed AI-DeeP by including additional genomic signatures as well as neoantigen and ERV burden. We developed a training dataset of 937 patients treated with CPI and used this dataset for model training. When applied to genomic data from CPI treated cancer patients not included in the training dataset, AI-DeeP™ outperforms stratification of patients by classical biomarkers; ‘TMB & PD-L1’ (see figure 34). For the three CPI treated cohorts, we can identify 10-30% of the non-responding patients with (progressive disease) with 95% precision versus 70-80% precision with classical biomarkers. Hence, AI-DeeP™ predicts progressive disease patients with high precision thus effectively identifying patients that will not benefit from CPI treatment. We believe this AI model can decrease clinical development risk and increase patient and payer benefit through patient stratification based on predicted likelihood of response to immunotherapy. We continue to generate and acquire data to further develop, validate and increase sensitivity and precision of AI-DeeP™.
Figure 34: Prediction of patient response to immunotherapy from genomic profiles, neoantigen and ERV antigen signatures in baseline tumor biopsy. Genomic data of baseline biopsies from 937 CPI treated cancer patients were curated from 14 studies and divided in 3 cohorts. AI-DeeP™ (blue line) predicts a subset of progressive disease patients with high precision. In the anti-PD1 & anti-CTLA4 treated cohort, AI-DeeP™ can identify 10% of the non-responding patients with 95% precision, versus with classical biomarkers (‘TMB & PD-L1’, red line) with 70% precision. In the anti-PD1 treated cohort, AI-DeeP™ can identify 25% of the non-responding patients with 95% precision, versus with classical biomarkers with 80% precision. In the anti-CTLA4 treated cohort, AI-DeeP™ can identify 30% of the non-responding patients with 95% precision, versus with classical biomarkers with 70% precision.
Bacterial Diseases
Drug-resistant bacteria pose a major medical and societal issue as bacteria are rapidly becoming resistant to many of the antibiotics that are currently used as standard of care. According to the World Health Organization, or the WHO, antibiotic resistance is one of the biggest threats to global health and it is rising to dangerously high levels in all parts of the world. New resistance mechanisms are emerging and spreading globally, threatening our ability to treat common bacterial diseases. A misuse of antibiotics is accelerating this process.
We believe the development of prophylactic vaccines is the sustainable solution to address and counteract drug-resistant bacterial infections for several reasons, including:
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Vaccines can be used for decades without generating significant resistance

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Vaccines reduce antimicrobial use to further diminish pressure toward resistance

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Vaccines are cost-effective

The market for combatting drug-resistant bacteria is projected to increase significantly. According to The World Bank, drug-resistant infections could by 2050 cause global economic damage on par with the

2008 financial crisis. In a recent report by Data Bridges Market Research Group, the Global Bacterial Vaccines Market was valued at $19.68 billion in 2021 and is projected to reach $36.97 billion by 2029, growing at a CAGR of 8.2% from 2022 to 2029.
Bacterial Vaccinology
Vaccines work by training the immune system to recognize and combat pathogens, such as bacteria, viruses or parasites. To do this, certain molecules, called antigens, from the pathogen must be introduced into the body to trigger a protective immune response. By injecting vaccines containing antigens, the immune system will safely recognize them and trigger an immune response that leads to protective immunity. If the antigen-harboring bacteria or virus appears in the body during an early infection, the immune system will recognize the antigens displayed and immediately attack the pathogen before it can invade and establish a persistent infection and cause disease. The antigens can be surface exposed molecules, secreted toxins or specific virulence factors and by targeting them, the pathogen can more easily be neutralized.
The adaptive immune response following vaccination protects the body from infections by mounting a specific antibody-mediated immune response (B-cell response) and/or a cellular immune response (T-cell response). Antibodies can have different functions, but in general they either lead to neutralization of the pathogen (blocking function of important surface molecules or toxins), opsonization (antibodies bind to pathogen surface and flag them for phagocytosis and killing by immune cells) or complement activation (bound antibodies trigger a cascade of proteins that bind to the pathogen and form a pore that eventually lyses the bacteria or enhances opsonization further). On the other hand, the cellular immune response involves cell-mediated cytotoxicity (killing of infected cells), release of cytokines and chemokines as well as phagocytosis (pathogens are taken up and neutralized by macrophages).
In order to provoke the correct type of immunity as well as receive long-lasting and high protection, many vaccines include adjuvants as part of the formulation. Different adjuvants systems trigger different parts of the immune system. Even though adjuvants are critical components of the vaccines, they typically do not have protective properties by themselves in the absence of the specific antigens. The use of correct adjuvants in combination with the selected vaccine antigen(s) is important for the vaccine design.
A typical bacterial pathogen consists of thousands of unique proteins, where only a few elicit a protective immune response in a vaccine setting. Modern sequencing technology has enabled detailed insight into the entire genome of several clinical isolates of the same pathogen. This in turn has paved the way for computational antigen selection tools that can select a limited number of vaccine antigen candidates from whole bacterial genomes as a starting point for vaccine development. A challenge in computational, or bioinformatic, predictions, however, is to correctly identify posttranslational modifications and other molecular mechanisms that can change the structure and potential antigenic properties of bacterial antigens and optimize antigens in terms of stability, epitope presentation, ease of production and safety.
EDEN™ — Our AI model for the Discovery and Design of Novel Prophylactic B-cell antigen Vaccines for Infectious Diseases
Overview
We believe that our AI model EDEN™, can rapidly identify novel, highly protective antigens for the use in pathogen-specific prophylactic vaccines against drug-resistant bacteria. Within EDEN™, our proprietary algorithms allow us to predict and identify those antigens that we believe will trigger a robust, protective immune response against almost any pathogen.
The core of our EDEN™ technology is a proprietary machine learning ensemble of artificial neural networks trained using a feed-forward backpropagation approach to interpret immunological-relevant information in relation to infectious disease antigens that incur protection in a vaccine setting. EDEN™ has been trained on our own curated data set derived by trawling through publicly available patents and publications reported to identify truly protective and non-protective antigens tested in clinical and pre-clinical settings. The input to the artificial neural network ensemble is a feature transformation of the protein data set, in which several global and sequence-resolved properties are extracted. These structural and functional features have been selected for their relevance in protein chemistry, immunology and protein structure and ability to guide the network in discriminating protective versus non-protective antigens.
Figure 35: EDEN™ is a self-taught AI model that provides important insight into what makes antigens elicit a protective immune response. EDEN™ identifies novel protective proteins by recognizing abstract features shared with known highly protective proteins.
We believe our approach can be used to target almost any bacterial infection and rapidly enable the discovery and development of vaccine product candidates. We have applied EDEN™ to seven bacterial pathogens to test its predictive power. For each pathogen, EDEN™ identified novel vaccine antigens which were subsequently expressed as proteins and tested in pre-clinical, mouse infection models, demonstrating protection against all seven pathogens. Within these studies, where vaccine formulations were distinguished by variations in EDEN™ scores, we demonstrated the precision of EDEN™. This precision is evident through the correlation observed between EDEN™ prediction scores and the level of protection in pre-clinical infection models. Notably, EDEN™ outperforms reverse vaccinology (RV) by not only identifying the same bacterial vaccine antigens as RV but also uncovering numerous additional potential vaccine antigens that RV has overlooked, all through computation. By employing proteome-wide AI predictions, this tool not only identifies protective proteins but also predicts the level of protection each protein offers. We intend to develop a broad pipeline of vaccine product candidates using this AI model. EVX-B1, our vaccine candidate for the prevention of S. aureus, has completed pre-clinical development and is ready for out-licensing. We are currently focused on the development of EVX-B2/EVX-B2-mRNA, our vaccine candidate for the prevention of N. gonorrhoeae infections, and EVX-B3, a vaccine against an undisclosed bacterial pathogen with a high medical need where no vaccine is currently available. Furthermore, we believe EDEN™ is applicable in virus vaccine development, hence is applied in the development of a virus vaccine EVX-V1 against cytomegalovirus (CMV). We develop our vaccine candidates through pre-clinical development with the ambition to enter co-development or out-licensing partnerships prior to clinical development. EVX-B2-mRNA, EVX-B3 and EVX-V1 are being co-developed with the pharmaceutical company Afrigen Biologics, with an undisclosed leading pharmaceutical partner and the company Expres2ion Biotechnologies, respectively.

Figure 36: Our approach to bacterial vaccine discovery and design. To identify novel, broadly protective antigens for bacterial vaccines, EDEN™ utilizes proteomes from clinically relevant bacterial strains as input. EDEN™ then identifies unique feature combinations and ranks all proteins according to their predicted probability of eliciting a protective immune response. The EDEN™ output is a ranked list of protective antigens, of which the highest ranking are selected, and constructs are designed and produced. Verification of protection and immunogenicity is conducted with pre-clinical models and assays, and if needed, further optimization steps follow, to finally derive at a CMC ready, potent product candidate.
Key Advantages of our EDEN™ Model
We believe that our AI-based vaccine discovery and design approach for bacterial diseases has several advantages over more traditional approaches, including:
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Ability to Predict Protective Vaccine Antigens:   The ability of EDEN™ to predict protective vaccine antigens has been shown in pre-clinical models. Once clinically validated, we believe our approach may have the ability to improve on the attrition rates for new vaccine product candidates.

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Identification of Novel and Unbiased Targets:   EDEN™ has been trained to identify the underlying feature patterns (e.g. structural or immunological elements) that we believe are important for protection to enable discovery of novel and unbiased targets that are not necessarily homologous to existing products. Traditional reverse vaccinology, or RV, relies heavily on sequence homology (proteins identical to previously tested antigens) in antigen identification.

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Data Driven Precision:   With carefully curated data, we believe EDEN™ has learned to filter away irrelevant proteins, narrowing the field of candidates substantially from thousands to a few dozen proteins, reducing the burden on pre-clinical development.

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Ability to Provide Broad Protection:   The rapid “evolution” of the genome that can occur in some bacterial pathogens makes it difficult to capture all pathogen strains by a single vaccine. EDEN™ is capable of leveraging genomic sequencing data to find important targets or domains that are present in the majority of clinical strains. By combining the correct antigens, we believe that most, if not all, relevant strains can be covered.

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Speed:   Traditionally, developing and verifying the safety and efficacy of a novel vaccine takes between 10 to 15 years, often resulting in a new vaccine arriving too late on the market to influence the spread of infections to the general population. We believe that EDEN™ is capable of identifying vaccine antigens in a matter of weeks instead of years thus potentially lowering the overall development time significantly.
We are continuously improving our EDEN™ model to ensure it remains state-of-the-art and incorporates multiple aspects of vaccine development from discovery to clinical testing. We explore among other improvements, incorporation of new translational features and data into EDEN™, novel machine learning architectures such as deep learning and probabilistic programming to enhance protein structure and function prediction, generation of novel high-throughput data to be incorporated into our AI technology for assessment of solubility and CMC-readiness and methods for determining broadness of protection across strains. By continuous improvement in all aspects of vaccine development, we believe the EDEN™ model will continue to produce potent vaccine product candidates with minimal testing required before entering clinical development.
EDEN™ Prospective In Vivo PoC Showing Remarkable Predictive Precision
To obtain initial in vivo PoC, EDEN™ was applied to seven bacterial pathogens reported to exhibit resistance to standard antibiotics, identifying both novel and known antigens. For each pathogen, EDEN™ identified vaccine antigens were expressed as proteins and their protective ability tested in pre-clinical infection models. IP rights have been filed for all identified targets conferring significant protection. See table below for overview:
Bacterial species	In vivo PoC	In vivo model (mouse challenge models)	IP filed
Staphylococcus aureus	✓	Lethal peritonitis and skin abscess model	✓
Pseudomonas aeruginosa	✓	Lethal peritonitis and lethal acute pneumonia model	✓
Non-typeable Haemophilus influenzae	✓	Lung colonization model	✓
Moraxella catarrhalis	✓	Lethal peritonitis and lung colonization model	✓
Neisseria gonorrhoeae	✓	Vaginal colonization model	✓
Acinetobacter baumannii	✓	Lethal acute pneumonia model	✓
Klebsiella pneumoniae	✓	Lethal peritonitis and lethal acute pneumonia model	✓
In the protective PoC studies, where vaccine formulations could be distinguished by variations in EDEN™ scores, the results are depicted in Figure 37 below. This illustration demonstrates the precision of EDEN™, showing that the EDEN™ prediction score correlates with the level of protection in pre-clinical infection models. There exists a significant correlation between the protein-specific EDEN™ prediction score and the actual in vivo and in vitro protection in mice across four bacteria, encompassing gram-positive and gram-negative strains. This correlation strongly supports the notion that the top EDEN™ antigens are indeed the most optimal B-cell antigens for use in a given bacterial vaccine. This discovery holds promise for reducing risk and cost in the development of infectious disease vaccines.

Figure 37: Correlation between EDEN prediction and protection. The EDEN™ score shows a strong correlation with both the in vivo and in vitro efficacy of vaccine targets. This correlation is evident in various instances, such as the EDEN™ score’s association with increased in vivo bacterial clearance across multiple N. gonorrhea strains in a vaginal colonization model, as well as its correlation with in vitro bacteria killing. Furthermore, the EDEN™ score demonstrates a correlation with a reduced p-value for in vivo survival in challenge models involving S. aureus, A. baumannii, and K. pneumoniae, signifying increased survival.
EDEN™ Retrospective Proof of Concept
Our retrospective Proof of Concept of EDEN™ utilized a published reverse vaccinology (RV) study. Figure 38 below demonstrates EDEN™ model’s superior computational approach, not only identifying the same bacterial vaccine antigens as RV but also uncovering numerous additional potential antigens overlooked by RV. Specifically, EDEN swiftly analyzed the S. pyogenes proteome, identifying all six highly protective antigens within days, a process that took years using RV. Additionally, EDEN uncovered the ‘M protein’ and 15 novel potential vaccine antigens among its top-ranked proteins, overlooked by RV. We believe this discovery approach promises cost-effective infectious disease vaccine development, surpassing RV by revealing known and overlooked antigens solely through computational methods.

EDEN™ 4.1 Analysis of 1,700 GAS (M1) proteins
30 top ranked EDEN™ antigens
6 highly protective antigens
1 previously described (M protein)
15 novel antigens
8 Antigens classified as not protective

Figure 38: EDEN™ outperform Reverse Vaccinology. The Group A Streptococcus (GAS) proteome, consisting of approximately 1700 proteins, underwent EDEN™ processing. Within days of computational processing, EDEN™ ranked the proteome proteins based on the probability of being optimal vaccine antigens. Among the top 30 EDEN™ ranked proteins were the same six best-performing antigens identified by reverse vaccinology, along with the well-known highly protective M protein and 15 novel antigens.
Our EVX-B1 Product Candidate
Overview
Our EVX-B1 product candidate is a multi-component subunit prophylactic vaccine, initially being developed for the prevention of SSTI in patients undergoing elective hernia surgery. EVX-B1 includes two proprietary and protective antigens identified by EDEN™ in combination with two known toxins that play a key role in S. aureus pathogenesis formulated together with an adjuvant, CAF01. EVX-B1 is intended to be administered prior to surgery. Upon administration to the patient, we believe that EVX-B1 will significantly reduce S. aureus related SSTI.
EVX-B1 has completed pre-clinical development. We intend to partner EVX-B1 prior to start of manufacturing and clinical assessment.
Previous attempts to design vaccines to combat S. aureus have not been successful. We believe EVX-B1 is a highly competitive vaccine capable of out-performing other programs in clinical development as it has been designed to:
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Include Novel Antigens with High Protection Abilities.   Our proprietary AI model EDEN™ has identified several novel vaccine antigens and of these, two have been selected based on protection levels observed in different pre-clinical animal models such as sepsis and skin abscess, and when using multiple challenge strains.

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Induce Broad and Effective Protection:   By including antigens widely present and highly conserved among multiple clinically relevant strains, the vaccine will have a broad coverage and effectively address the medical need.

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Include Multiple Antigens:   By including multiple antigens with conserved B- and T-cell epitopes, the infecting bacteria is attacked from several angles and critical functions needed for bacterial pathogenicity, persistence and growth are targeted.

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Target Critical Toxins:   To increase protection even further, EVX-B1 includes a proprietary designed toxoid fusion protein targeting two critical toxins released by the bacteria during infection.

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Include a Potent Adjuvant:   By including the liposomal adjuvant CAF01, driving a balanced Th1 and Th17 type of immune response, we believe the vaccine induces the most optimal response needed to combat the pathogen.

Addressable Market for EVX-B1
S. aureus is responsible for significant morbidity and mortality worldwide and antibiotic-resistant S. aureus, and in particular MRSA infections, are, according to the CDC, of critical concern and remain a prevention priority. In the United States, S. aureus is estimated to cause 20,000 deaths and amount to a total bill of $15 billion on the health service annually. According to an IMARC Group Research Report, the global MRSA drugs market size reached US$ 3.6 billion in 2022. Looking forward, it is expected that the global market will reach US$ 4.5 billion by 2028, exhibiting a CAGR of 3.6% during 2023-2028.
We are initially developing EVX-B1 for the prevention of S. aureus induced SSTI in patients undergoing hernia surgery. To date, no prophylactic vaccine for the prevention of S. aureus infections has received marketing authorization. With the development of EVX-B1, we are addressing this unmet medical need and believe our candidate has the potential to be the first vaccine to receive approval for the prevention of S. aureus infections.
Our EVX-B1 Pre-Clinical Data
EVX-B1 is a multicomponent vaccine, consisting of three components to derive a strong vaccine candidate:
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Novel, EDEN™-identified vaccine antigens evaluated in pre-clinical protection and challenge studies and with critical functions.

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Uniquely designed toxoids selected from a long list of relevant toxins and pre-clinically evaluated as single proteins and fusion protein constructs.

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Adjuvant selected based on pre-clinical tests and optimal profile for clinical indication.

Each component has been carefully tested and evaluated pre-clinically as outlined in Figure 39 below.
Figure 39: Multicomponent approach to the development of EVX-B1.
Evaluation and Selection of Vaccine Antigens
We applied EDEN™ to the proteome of S. aureus to predict the antigens most likely to induce protective immunity. Forty-four (44) novel vaccine antigens were identified, expressed as recombinant proteins and assessed for protection in a S. aureus mouse sepsis model. Of these, 13 antigens demonstrated consistent high and significant protection in this model. The protection data is summarized in the table below:

#	Protein ID	No. of Experiments	No. of Test Mice	No. of Control Mice	% Survival of Test Mice	% Survival of Control Mice	Difference in % Survival (Test vs. Control)
1	EDEN-1	4	59	60	76%	28%	48%
2	EDEN-2	2	24	24	58%	13%	46%
3	EDEN-3	3	43	44	77%	32%	45%
4	EDEN-4	2	28	28	68%	25%	43%
5	EDEN-5	2	28	28	68%	25%	43%
6	EDEN-6	2	27	28	85%	43%	42%
7	EDEN-7	3	36	36	61%	19%	42%
8	EDEN-8	5	61	64	51%	9%	41%
9	EDEN-9	3	43	44	63%	30%	33%
10	EDEN-10	3	36	36	69%	36%	33%
11	EDEN-11	3	32	35	53%	20%	33%
12	EDEN-12	3	42	42	62%	31%	31%
13	EDEN-13	3	36	36	47%	28%	19%
The 13 antigens were further subject to extensive bioinformatic analyses to determine their function. Also, early production and formulation characteristics were addressed. Two antigens were selected based on the following parameters:
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Level of protection in different challenge models and against different S. aureus challenge strains as single antigens and as part of a fusion protein construct.

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Virulence functions critical for S. aureus pathogenicity and infection, including evasion of innate and adaptive immunity, secretion of virulence factors and toxins and replication, verified by functional assays.

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Attractive CMC profile of the individual constructs

The two lead antigens were designed and expressed as one fusion protein, EDEN-Fusion-1.
Evaluation and Selection of Toxins
We have evaluated multiple S. aureus toxins and selected the two most promising candidates for our proprietary toxoid fusion protein, which has demonstrated protection in sepsis models and skin abscess models of infection using two different challenge strains. Our toxoid fusion protein, Hla-LukE, includes inactivated forms of α-hemolysin (Hla) and Leukotoxin E (LukE), two toxoids having demonstrated high levels of protection when assessed in animal models amongst publicly described S. aureus toxins.
Evaluation and Selection of Adjuvant
The vaccine antigens will be formulated with CAF01, a potent cationic liposomal adjuvant. The hallmark for CAF01 is its ability to induce CD4+ T-cell responses, especially Th1 cells and Th17 cells after parenteral vaccination with strong antibody response. CAF01 has been used in other vaccine programs undergoing clinical testing (in Tuberculosis and Chlamydia) and has an attractive safety and immunogenicity profile.
Our EVX-B1 Product Candidate
EVX-B1 will include two EDEN™ predicted antigens as one fusion protein (EDEN-Fusion-1), two toxins as one toxoid fusion protein (Hla-LukE). EVX-B1 will therefore comprise a total of four antigens expressed as two fusion protein constructs and formulated with CAF01. All protein constructs are engineered to be proprietary to Evaxion.
Pre-clinical data testing our EVX-B1 product demonstrated highly significant levels of protection in two different challenge models (Figure 40 and 41) and high IgG titers (Figure 42), suggesting good overall immunogenicity.

Figure 40: Assessing protection of EVX-B1 in a mouse sepsis model. Survival proportions of mice having received EVX-B1 product or PBS was followed for 7 days post infection (p.i.). Statistical analysis was performed using Log-rank Mantel-Cox test (p-value <0.0001****).
Figure 40 above shows that EVX-B1 is inducing 79% protection compared to control (PBS) in a mouse sepsis model using S. aureus USA300 for challenge.

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2500
2000
1500
1000
500
0
Abcess area AUC (mm2)
EVX-B1
PBS

Figure 41: Assessing protection of EVX-B1 in a mouse skin infection model. Abscess sizes are presented as area under the curve (AUC) for individual mice and mean with standard deviation. Statistical significance was calculated with Mann-Whitney test (p-value <0.0001****).
Figure 41 above shows that EVX-B1 is inducing highly significant protection compared to control (PBS) in an abscess mouse model of infection using S. aureus USA300 for challenge.

Figure 42: IgG titers. Mice were immunized with EVX-B1. IgG titers are shown as half-max titers for individual mice, groups median values and 95% confidence interwall are shown.
In order to study the immune response following immunization, IgG titers were investigated. Figure 42 above shows that the EVX-B1 product induce high IgG titers specific for both of the two fusion protein constructs, EDEN-Fusion-1 and Hla-LukE, and holds promise for continued development.
Figure 43: EVX-B1 prevents both disease and infection. EVX-B1 immunized mice having survived a lethal challenge with S. aureus USA300 have also cleared the infection from internal organs (kidneys) 30 days after infection. This is not observed for mice having received only the adjuvant CAF01. This demonstrates that EVX-B1 not only prevents disease but also prevents infection. Bacterial numbers as colony forming units (CFU) in individual kidneys from mice are shown.
To study if EVX-B1 can not only prevent disease but also prevent infection, we challenged CAF01 and EVX-B1 immunized mice with S. aureus USA300 in a sepsis model. Surviving mice were left for 30 days before they were sacrificed, and several organs tested for presence of S. aureus bacteria. None of the organs collected (kidneys, heart and spleens) from EVX-B1 immunized mice (5 mice) showed any presence of bacteria, suggesting that EVX-B1 not only prevents disease but also prevents infection (See figure 43). In contrast three of five mice having received only the adjuvant CAF01 showed high numbers of bacteria in organs. We believe this important data holds much promise for the future EVX-B1 product.

Our EVX-B1 Development Plan
We believe the pre-clinical data package demonstrates that our EDEN™ platform is capable of identifying highly protective antigens based on the bacterium proteome. A finding we believe holds true for multiple bacteria with diverse pathogenicity, emphasizing the broad usability of the AI model.
EVX-B1 is currently in pre-clinical development, and we plan to assess the final formulation of EVX-B1 in a non-clinical, repeat dose toxicity study and to partner the candidate prior to start of manufacturing and clinical assessment.
Our EVX-B2 Product Candidate
Overview
Our EVX-B2 prophylactic vaccine candidate is being developed to target all diseases caused by N. gonorrhoeae. Gonorrhea is a sexually transmitted bacterial infection which has developed resistance to many commonly used antibiotics and represents a large unmet medical need. EVX-B2 is currently in pre-clinical development.
EVX-B2 is a gonorrhea vaccine candidate composed of one fusion protein with two antigen subunits and formulated with the adjuvant GLA-SE. We believe that our EVX-B2 vaccine candidate will induce a protective immune response against N. gonorrhoeae and thereby minimize the risk of infection for the general population and groups at risk.
Additionally, the EVX-B2 vaccine candidate is currently being evaluated for suitability in DNA and mRNA vaccine delivery platforms. In September 2022, together with UMass Chan Medical School, we received a grant from the NIH to support this strategy and the further development of our EVX-B2 vaccine candidate. Furthermore, in September 2023, we initiated a collaboration with Afrigen Biologics with the goal of developing an mRNA-based gonorrhea vaccine for low- and middle-income countries, or LMICs. The mRNA vaccine will be based on the same EDEN™ discovered antigens having demonstrated high levels of protection in preclinical studies. This partnership will explore the expression and biological activity of the antigens in mRNA format. Following the validation phase, Evaxion and Afrigen Biologics will negotiate a subsequent agreement for clinical development and commercialization, with the opportunity to bring in additional partners.
Addressable Market for EVX-B2
Identified by the CDC as one of the five most urgent antibiotic resistance threats, gonorrhea can result in ectopic pregnancy, infertility, newborn blindness and life-threatening sepsis. Each year, more than 80 million global cases of gonorrhea infections show resistance to at least one of the commonly used antibiotics. As one of the world’s most urgent antibiotic-resistance threats with no vaccine available, we believe that the development of a safe and efficacious gonorrhea vaccine is critical, fills a major unmet medical need and addresses a global public health concern.
Evaluation and Selection of Vaccine Antigens
EVX-B2 was developed using our, proprietary AI model EDEN™ for B-cell antigen discovery, to identify novel and, we believe, highly efficacious B-cell antigen vaccine targets. Ten proteomes of N. gonorrhoeae were processed through EDEN™. The strains were selected to represent the N. gonorrhoeae phylogenetic landscape and include several different antibiotic resistance profiles. EDEN™ identified several N. gonorrhoeae vaccine antigens.
Out of the 30 top-ranking antigens identified by EDEN™, 26 were successfully expressed and purified as recombinant proteins and tested for their protection and immunogenicity in mice in collaboration with UMass Chan Medical School. The proteins were tested in 11 combinations each comprising two to three antigens formulated together with the adjuvant Glucopyranosyl Lipid A Stable oil-in-water Emulsion, or GLA-SE. Further, the ability of immune sera to neutralize different N. gonorrhoeae strains in a bactericidal assay was studied. The data demonstrated a total of 11 antigens that showed significant protection in a mouse vaginal colonization model and induced immune sera with demonstrated bactericidal activity against at least two N. gonorrhoeae strains. One combination with two EDEN™ identified antigens (NGO0265 and NGO1549) induced immune sera capable of killing all four tested N. gonorrhoeae strains and showed protection against a highly antibiotic resistant challenge strain in mice. Based on these promising results, NGO0265 and NGO1549 were selected for further evaluation as vaccine antigens.
Evaluation and Selection of Adjuvant
We have evaluated different adjuvants together with the antigens and their combined effect to induce antigen-specific antibody responses, bactericidal activity and protection in vivo. GLA-SE was identified to have the highest adjuvanting capacity on the antigens, resulting in a formulation with high immunogenicity and protective efficacy in vivo and in vitro.
GLA-SE is a synthetic analog of Monophosphoryl Lipid A (MPL). GLA-SE has been included in multiple vaccine formulations and the adjuvant has been confirmed to have a favorable immunogenicity and safety profile. The adjuvant induces a Th1 skewed immune response.
Fusion Protein Generation and Pre-Clinical Development
To reduce the number of proteins required for vaccine production and thereby the associated costs, a fusion protein construct combining the two lead antigen candidates, NGO0265 and NGO1549, was produced. The EVX-B2 formulation (see figure 44), consisting of the fusion protein together with the adjuvant GLA-SE was tested for protection in the vaginal colonization model.
Figure 44. EVX-B2 is composed of a fusion protein of NGO0265 and NGO1549 formulated with adjuvant GLA-SE.
Immunization with EVX-B2 enhanced the bacterial clearance rate with a strong reduction of bacterial burden from three days and complete bacterial clearance seven days after challenge compared to adjuvant controls where infection was still detectable 10 days after challenge (Figure 45).

Figure 45. EVX-B2 induce significant protection against challenge in a N. gonorrhoeae vaginal colonization model. Mice received three immunizations and were challenged intravaginally two weeks after the last booster. Vaginal bacterial burden was measured daily to determine bacterial clearance rate. Statistical significance was calculated with Kruskal-Wallis test (Dunn’s multiple comparison test) (p-value = 0.0029**).
We have also tested the antigen’s protective capacity when given individually to mice in a vaginal colonization model. In Figure 46 below, mice were immunized with NGO0265, NGO1549, the combination of both proteins or the EVX-B2 product candidate, including the fusion protein. Mice were challenged with N. gonorrhoeae, and the number of bacteria was followed over time. Both proteins individually induced protection compared to the control group, having received only adjuvant GLA-SE. The protection was even enhanced for the fusion protein, which is included in the EVX-B2 product candidate.
Figure 46. Both antigens used in the product candidate induce protection, which was enhanced when the antigens were fused together, as was the case in EVX-B2. Female BALB/c mice were immunized with three intramuscular injections of NGO0265, NGO1549, both proteins combined, or EVX-B2 including the fusion protein, using a 3-week schedule. Mice were challenged intravaginally with N. gonorrhoeae and the bacterial burden in vaginal swabs was monitored for 8 days. Bacterial clearance was determined as log10 colony forming units (CFU) detected over time and the resulting area under the curve (AUC) was calculated. Statistical significance was calculated with Kruskal-Wallis test (p-value <0.01**, p-value <0.001***)
EVX-B2 was also shown to be highly immunogenic in mice, inducing fusion-protein specific antibody responses already after one dose (Figure 47). This antibody response is further increased with subsequent second and third immunization doses (see figure 47).
Figure 47. EVX-B2 demonstrates high level of immunogenicity as specific antibodies can be detected already after one immunization. Furthermore, a significant booster effect after the second and the third immunization can be detected. The bars represent median values of OD405 nm measured with a 1/100 sera dilution.
The EVX-B2 formulation has also been shown to induce a strong cellular immune response. Antigen-specific IFNɣ T-cell responses against both antigen candidates (NGO0265 and NGO1549) were induced in mice immunized with EVX-B2 (see figure 48). Also, three immunizations with the vaccine candidate EVX-B2 (CHIM_0265_1549 formulated in GLA-SE) raised a higher IFNɣ T-cell response than immunization with a combination of individual NGO0265 and NGO1549 formulated with GLA-SE. We believe these data are very promising as they suggest that a strong Th1 type of immune response is induced following immunization with EVX-B2.
Figure 48. Female BALB/c mice were administered three intramuscular immunizations with either a combination of NGO0265 and NGO1549 or EVX-B2 (CHIM_0265_1549) using a 3-week schedule. Both formulations included adjuvant GLA-SE. Spleens were collected two weeks after the last immunization, and splenocytes were restimulated with full-length protein as indicated on the x-axis (NGO0265, NGO1549, or CHIM_0265_1549). Antigen-specific IFNɣ T-cell responses against both antigen candidates (NGO0265 and NGO1549) were induced by EVX-B2 (CHIM_0265_1549). Furthermore, three immunizations with EVX-B2 raised a higher IFNɣ T-cell response than immunization with a combination of NGO0265 and NGO1549.
Furthermore, the EVX-B2 induced antibody response demonstrated a high level of bacterial killing activity against a large number of clinically relevant N. gonorrhoeae isolates. As shown in Figure 49, all 50 (100%) different N. gonorrhoeae strains tested were efficiently killed by EVX-B2 immune sera, using either

20% or 40% immune serum. We therefore believe the vaccine has the potential to present protection against a majority of global N. gonorrhoeae strains.
20% serum	40% serum

Figure 49. EVX-B2 demonstrates broad protection in a bactericidal assay using a panel of 50 different relevant clinical isolates with >50% bactericidal killing recognized as efficacy. Two different immune serum concentrations were used, 20% and 40%, together with 20% normal human serum as a source of complement and bacterial survival was assessed after 30 min.
We believe the pre-clinical and bactericidal data generated to date holds great promise for future vaccine development and the population at risk.
Our EVX-B3 Product Candidate
We have expanded Evaxion’s preclinical bacterial vaccine pipeline through a new collaboration with a leading pharmaceutical company. The EVX-B3 project is a collaboration with a company that has strong scientific alignment and complementary skill sets and capabilities. EVX-B3 is a vaccine discovery project addressing a serious global medical issue by targeting a pathogen associated with repeated infections, increasing incidence, and often serious medical complications for which no vaccines are currently available. Evaxion’s proprietary AI-Immunology™ platform, with the EDEN™ and the RAVEN™ models, will be utilized for the rapid design of a completely novel vaccine candidate capable of eliciting both a strong humoral (antibody) and cellular (T cell) immune response to the bacterial pathogen.
Viral disease Background
Newly emerging and reemerging infectious viral diseases have threatened humanity throughout history and the advent of globalization have accelerated both the emergence and spread of human and animal viruses as existential human threats. The novel severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) responsible for the coronavirus disease 2019 (COVID-19) pandemic engulfed the entire world in less than six months with high mortality in the elderly and those with associated comorbidities, and severely disrupted the world economy.
While the challenges posed by the COVID-19 pandemic have highlighted the need for effective vaccines to prevent viral diseases and control future pandemics, the number of new and improved human viral vaccines licensed in recent years remain few despite the high need. Over the past 20 years, great concerns have been expressed by the World Health Organization, or WHO, and other bodies following disease outbreaks by avian influenza A subtypes H5N1, H7N9, H9N2, and H3N2v and the SARS and MERS coronaviruses, Ebola filoviruses and the Zika flaviviruses. Further, according to the WHO, various disease vaccines are being added to pipelines round the globe with a number of these currently undergoing clinical trials.
We believe our AI-approach to the design of viral vaccine candidates holds great promise for the development of novel, effective vaccines against hard-to-treat viral infections and emerging viral diseases.
The global viral vaccines market was valued at $35.5 billion in 2020 and is projected to reach $74.4 billion by 2029, growing by at a CAGR of 8.49% from 2020 to 2026.
Viral Vaccinology
Vaccines work by training the immune system to recognize and combat pathogens, such as bacteria, viruses or parasites. To do this, certain molecules, called antigens, from the pathogen must be introduced into the body to trigger a protective immune response. By injecting vaccines containing antigens, the immune system will safely recognize them and trigger an immune response that leads to protective immunity. If the antigen-harboring pathogen appears in the body during an early infection, the immune system will recognize the antigens displayed and immediately attack the pathogen before it can invade and establish an infection and cause disease.
The adaptive immune response following vaccination protects the body from infections by mounting a specific antibody-mediated immune response (B-cell response) and/or a cellular immune response (T-cell response). Antibodies can have different functions, but key to protect against a viral disease is their ability to bind to surface molecules and thereby prevent function or virus uptake by the target cell, while the key cellular immune response involves cell-mediated cytotoxicity (killing of infected cells).
A virus is fully dependent on the host cell machinery to successfully establish an infection. With the many ways of the host immune system to recognize and prevent infection, viruses have established various strategies to manipulate the cellular environment to prevent recognition or limit any immune responses against it. In addition, when a virus replicates, “copying errors” of its genome, i.e., mutations, can cause the virus to further evade the immune system by gaining new traits preventing them from being recognized by an otherwise trained immune system. Viral evasion strategies pose a great challenge for the vaccine development and calls for new strategies to target the virus from multiple angles, i.e., by combining B-cell and T-cell antigens for activation of both humoral and cellular pathways and targeting selected viral strains and/or human populations for specific or broad coverage.
Our approach to viral vaccine design is an unbiased and fully AI-based target discovery approach, which traditionally, to a large extent, has been a manual process. In addition, while many licensed viral vaccines in the past have been focused on generation of a neutralizing antibody (B-cell) response, our AI model RAVEN™ allows integration of a T-cell component in the vaccine design. We believe our approach will help combat some of the historic challenges with viral vaccines, most recently observed in relation to vaccines developed to protect against the SARS-CoV-2 pandemic, including durability and breadth of response.
RAVEN™ — Our AI Model for the Discovery and Design of Novel Prophylactic Vaccines for Infectious Diseases
Overview
RAVEN™ is our AI-Immunology™ model that rapidly identifies T-cell antigens in infectious virus and bacteria for the use in pathogen-specific prophylactic vaccines. RAVEN™ combines essential AI modules from our PIONEER™ model to discover novel T-cell antigens. The RAVEN™ model synergizes with EDEN™ as RAVEN™ identified T-cell antigens can be used either as a stand-alone or incorporated into known or novel EDEN™ identified B-cell antigens. To construct a combined T- and B-cell antigen vaccine, we have generated a range of novel structural design tools, which graft T-cell epitopes into the B-cell antigens while maintaining the overall structural integrity of the B-cell antigen essential for eliciting the humoral response. We believe that a vaccine comprising both RAVEN™ and EDEN™ identified antigens, separately or in one integrated antigen, will elicit both a humoral/antibody response and cytotoxic T-cell responses, which may result in highly efficacious and broadly protective vaccines through robust memory T-cell populations.
The ability of RAVEN™ to include T-cell epitopes in the vaccine design serves multiple purposes, both in the cellular response as cytotoxic T cells clearing pathogen-infected cells from the body and helper T-cells boosting both the cellular and humoral responses. The high-throughput nature of the RAVEN™ model enables rapid identification of vaccine antigens for any viral or bacterial pathogen.

Figure 50: RAVEN™ workflow with EDEN™ integration.
The input to RAVEN™ is genomic and proteomic data from any pathogen target as well as MHC data on the indented human population. The cross-protective B-cell antigens are identified either from literature, if known, or by our EDEN™ model. In order to predict the protective B-cell antigenicity of a given full length protein sequence, the models receive the proteome of a given pathogen as input and generate an output list ranking the proteins based on prediction scores (see above). The models leverage genomic sequencing data to find important targets or domains that are present in the majority of clinical strains for a given pathogen in order to capture a majority of pathogen strains by a single vaccine. Proteins are ranked by predicting B-cell antigen protection level by calculating an antigen prediction score ranging from 1 to 0, where 1 is highest predicted level of protection and 0 is the lowest. Adaptation of the EDEN™ approach have been successfully applied to several viral targets where verified antigens rank high.
The protective T-cell epitopes are identified using a proprietary model composed of several computational features which identifies peptides presented on MHC class I and II molecules on the surface of cells, a model adapted from our PIONEER™ model. The model is a transformer-based neural network with seven million parameters, trained using a conditional generative adversarial network approach. A second model is subsequently applied to down select the full pool of T-cell epitopes to a set of peptides containing epitopes covering a target human population defined by MHC allele distribution, anywhere from a single individual to a world-wide population and a virus population defined by the genomes of the desired virus population. The algorithm is adjustable and can be used to ensure the broadest possible response across human tissue types (MHC-I and -II alleles) and entire virus species, or alternatively to target specific human populations and/or selected viral strains in outbreaks.
The identified B- and T-cell antigens can be administered as individual components or combined. A third ensemble of RAVEN™ is further capable of examining the B-cell antigen structure and identify sites where the T-cell epitopes can be grafted into the protein thus preserving the B-cell mediated antibody generation whilst also eliciting a T-cell response. We expect that such T-cell epitope enrichment of the B-cell antigen will increase B-cell activation, resulting in increased breadth, avidity, magnitude and duration of the generated antibody response or can be designed to elicit a broadly protective cytotoxic T-cell response alongside the antibody response.
These identified antigens can be administered by any established vaccine delivery technology such as protein, DNA or mRNA
Key Advantages of our RAVEN™ Model
We believe, the combination of EDEN™ and RAVEN™ models results in several unique features of a vaccine design:
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Promiscuous T-cell Epitopes:   The AI modules of our RAVEN™ model enable the identification and combination of T-cell epitopes that cover the immunological diversity of the human populations (HLA type).

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Multiple Hits on Target:   By combining multiple potent epitopes in one vaccine, we believe different T cells will be able to target the infected cells, avoiding antigenic drift and curtail spread of the infection more effectively.

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Potential Coverage of Entire Viral Cycle:   By selecting epitopes from multiple proteins in the viral genome, vaccine generated T cells may be able to kill infected cells at selected stages of the viral replication cycle.

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Mutation Proof:   Combining multiple epitopes ensures covering of several variants of a strain, hence new mutations are likely to have little effect on the vaccine efficacy.

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Neutralizing Focused:   Design of minimal constructs from viral fusogens for the generation of neutralizing antibodies.

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Cross-reactive Antibodies:   The RAVEN™ and EDEN™ viral fusion protein antigen is designed using information from all available variants of the target strain to ensure that the generated antibodies offer cross-reactive neutralization.

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Broadly Applicable:   The RAVEN™ model can be applied to any known pathogen and is delivery platform agnostic.

Early Pre-clinical PoC for RAVEN™
We have already demonstrated the predictive capabilities of our AI model PIONEER™ and EDEN™ to identify T- and B-cell antigens, respectively. We have further demonstrated that when integrated into RAVEN, T-cell epitope prediction capabilities are maintained. In an in vivo study with 17 T-cell epitopes identified by RAVEN™ across the entire SARS-CoV-2 genome, we found that 15 of the 17 (88%) epitopes induced T-cell activation and provided significant protection against lethal SARS-CoV-2 challenge in a K18-hACE2 mouse model (Figure 51).
Figure 51. 17 RAVEN™ predicted T-cell epitopes from SARS-CoV-2 ORF1a/b, ORF3a, ORF6, ORF8, S, M, and N was incorporated into a plasmid DNA delivery platform containing an antigen-presenting cell targeting unit (APCt), a dimerization domain and the 17 T-cell epitopes. To evaluate immunogenicity and protection, mice were immunized intramuscularly five times with one-week intervals with 25 ug plasmid DNA expressing the RAVEN™ predicted SARS-CoV-2 T-cell epitopes as ‘beads-on-a-string’. Figure 51A: Splenocytes from female C57BL/6 mice (n=2) immunized with the plasmid showed IFN-ɣ response against 15 of the 17 included epitopes upon restimulation. Figure 51B: K18-hACE2 transgenic mice, carrying the human ACE2 receptor immunized with our RAVEN™ predicted SARS-CoV-2 T-cell vaccine, were protected against lethal infection of SARS-CoV-2 (WA1/USA 2020) compared to APCt-Mock DNA immunized mice (n=8).
We have further demonstrated that our approach to T-cell epitope enrichment using CD4+ T-cell epitope engraftment of hemagglutinin using hemagglutinin genetic information from >26.000 influenza species results in an improved antibody response in a pre-clinical study. Hemagglutinin is a viral fusion protein located on the surface of the influenza virus where it facilitates cellular entry, serving the same purpose as the spike protein in coronaviruses and its neutralization is therefore key in the development of an effective vaccine. As seen in Figure 52 below, the antibody response towards the enriched hemagglutinin was significantly enhanced, evidenced by a 5-10-fold better neutralization compared to non-enriched hemagglutinin.
Figure 52. Six Influenza CD4+ T-cell epitopes were integrated into a hemagglutinin antigen. Subsequent immunization with the supercharged hemagglutinin antigen induced higher antigen-specific antibody titers compared to the standard antigen.
Our first viral candidate, EVX-V1, entered our pipeline in 2022. Once we achieve PoC on our RAVEN™ model, we plan to target other viruses that display seasonal recurrence and/or pandemic potential or general medical need, either through co-development or other partnership arrangements.
Our EVX-V1 Product Candidate
In December 2022, we announced our first viral target, Cytomegalovirus (CMV), against which we will use our RAVEN™ and EDEN™ AI models to identify promising vaccine targets. Our EVX-V1 vaccine candidate will be developed in collaboration with ExpreS2ion Biotechnologies, or ExpreS2ion.
CMV is a member of the herpesvirus family and is a widespread infection with approximately half of the US population estimated to be infected by age 40. The virus is transmitted in body fluids, and once infected, the virus stays for life. People with weakened immune systems, including organ transplant patients, can develop severe symptoms affecting for example, eyes, lungs and liver. CMV can also be passed from a pregnant woman to her unborn child, and congenitally infected babies may suffer from intellectual disability and loss of vision and hearing. As there are currently no commercially available vaccines or other effective treatment options against CMV, it represents a critical unmet medical need.
During the discovery phase of the collaboration, we utilized both EDEN™ and RAVEN™ models to find the most optimal vaccine candidate eliciting both a potent antibody and cellular response. By using EDEN™, we were able to identify novel B-cell antigens not pursued by other competing programs. We believe that including novel EDEN™ antigens and RAVEN™ T-cell epitopes in the final vaccine is a differentiator for us and a critical competitive edge. The CMV vaccine field has long focused on the same few antigens, yet without being able to develop a successful vaccine.
The antigen constructs derived from our AI platform will be produced by ExpreS2ion using their proprietary ExpreS2 platform, a protein expression system utilizing fruit fly cells, and subsequently process through our pre-clinical models. We believe this partnership has the potential to deliver a truly differentiated, highly immunogenic vaccine for protection against CMV infections.
The project has completed the vaccine discovery activities using the EDEN™ model. Fifteen (15) potential targets were identified, and a detailed assessment resulted in a final selection of 10 new targets to investigate further. The antigens are present and well-conserved across multiple globally collected clinical isolates. The 10 new vaccine targets have been the basis for vaccine antigen design activities and are now being expressed using the ExpreS2 platform. We believe the new EDEN™ antigens, together with RAVEN-identified T-cell epitopes, constitute a new and promising strategy to pursue in the development of a much-needed CMV vaccine.
Third-Party Collaborations
We are collaborating with MSD on the Phase 2 clinical trial which will combine our patient-specific neoantigen cancer vaccine compound, EVX-01, with MSD’s anti-PD-1 therapy KEYTRUDA® compound, a humanized anti-human PD-1 monoclonal antibody.
The planned multi-center Phase 2 clinical trial will enroll patients with Stage III and IV advanced or metastatic unresectable melanoma and will investigate EVX-01 in combination with KEYTRUDA®. We will act as the sponsor of the clinical trial and MSD will supply all the necessary KEYTRUDA®. We will continue to collaborate with MSD as the data mature.
We are also collaborating with the National Center for Cancer Immune Therapy (CCIT-DK) at Herlev Hospital, Department of Health Technology at Danish Technical University, Center for Genomic Medicine at University Hospital Copenhagen and the Center for Vaccine Research at SSI on the development and Phase 1/2a clinical trial of our EVX-01 product candidate.
We retain the commercial rights to EVX-01 and our other clinical stage programs. We plan to continue to identify potential collaborators who can contribute meaningful resources and insights to our programs and allow us to more rapidly expand our impact to broader patient populations.
We are also collaborating with ExpreS2ion Biotechnologies, or ExpreS2ion, on the joint development of a novel CMV vaccine candidate, EVX-V1. Under the terms of the agreement, ExpreS2ion will have the exclusive right to license the CMV vaccine candidate under a potential Development and Commercialization Agreement. The research and intellectual property licensing costs for the collaboration project will be divided 50:50 between us and ExpreS2ion until 2025.
In the EVX-B2 we are collaborating with Afrigen Biologics to develop an mRNA-based gonorrhea vaccine for LMICs. Following the validation phase, the partners will negotiate a subsequent agreement for clinical development and commercialization, with the opportunity to bring in additional partners. Afrigen will be responsible for the development and commercialization of the resulting mRNA vaccine in LMICs and African territories.
Our latest vaccine project, EVX-B3, targets a bacterial pathogen for which no vaccine is yet available. The new vaccine project is a co-funded effort between us and an undisclosed leading pharmaceutical company. The collaboration is leveraging unique assets and know-how from both organizations.
Government Regulation
Government authorities in the United States, at the federal, state and local levels, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, record-keeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of pharmaceutical products, including biological products. In addition, some jurisdictions regulate the pricing of pharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other requirements of regulatory authorities, require the expenditure of substantial time and financial resources.
Regulation and Procedures Governing Approval of Drug and Biological Products in the United States
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and the FDCA’s implementing regulations and regulates biologics under both the FDCA, the Public Health Service Act, or the PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or following approval may subject a sponsor to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, license revocation, clinical hold, untitled or warning letters, voluntary or mandatory product recalls, market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.
A sponsor seeking approval to market and distribute a new drug or biological product in the United States generally must satisfactorily complete each of the following steps:
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pre-clinical laboratory tests, animal studies and formulation studies all performed in accordance with applicable regulations, including the FDA’s good laboratory practice, or GLP, regulations;

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submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

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approval by the institutional review board, or IRB, or ethics committee representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance applicable regulations, including with good clinical practice, or GCP, regulations;

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preparation and submission to the FDA of a NDA for a drug product, or a biologics license application, or BLA, for a biological product requesting marketing approval for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development, evidence of safety, efficacy, purity and potency from pre-clinical testing and clinical trials, and proposed labeling;

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review of the product by an FDA advisory committee, if applicable;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with current good manufacturing practice, or cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

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satisfactory completion of any FDA audits of the clinical trial sites to assure compliance with GCPs, and the integrity of clinical data in support of the NDA or BLA;

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payment of user fees and securing FDA approval of the NDA or BLA;

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compliance with any post-approval requirements, including the potential requirement to implement a REMS and to conduct any post-approval studies required by the FDA.

The pre-clinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our investigational medicines and any future investigational medicines will be granted on a timely basis, or at all.
Pre-Clinical Studies and IND Application
Before testing any drug or biological product candidate in humans, the product candidate must undergo pre-clinical testing. Pre-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate the potential for activity and toxicity. The conduct of the pre-clinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the pre-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, are submitted to the FDA as part of an IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and places the trial on a clinical hold. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trial can begin.
As a result, submission of the IND may result in the FDA not allowing the trial to commence or not be conducted on the terms originally specified by the sponsor in the IND. If the FDA raises concerns or questions either during this initial 30-day period, or at any time during the IND process, it may choose to impose a partial or complete clinical hold. If the FDA imposes a clinical hold, trials being conducted under the IND may not recommence without FDA authorization and then only under terms authorized by the FDA. A clinical hold issued by the FDA may therefore delay either a proposed clinical trial or cause suspension of an ongoing trial, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigation may proceed. This could cause significant difficulties in completing planned clinical trials in a timely manner.
The FDA may impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance.
Human Clinical Trials in Support of an NDA or a BLA
Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease to be treated under the supervision of qualified principal investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation. Clinical trials are conducted under trial protocols detailing, among other things, the objectives of the trial, inclusion and exclusion criteria, the parameters to be used in monitoring safety, dosing procedures and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of an IND.
A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of the NDA or BLA so long as the clinical trial is well-designed and well-conducted in accordance with GCP, including review and approval by an independent ethics committee, and the FDA is able to validate the trial data through an onsite inspection, if necessary.
Further, each clinical trial must be reviewed and approved by an IRB either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors and the safety of human subjects. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group may recommend continuation of the trial as planned, changes in trial conduct, or cessation of the trial at designated check points based on access to certain data from the trial.
Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.
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Phase 1 clinical trials (or Phase 1) are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or, on occasion, in patients, such as in the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers.

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Phase 2 clinical trials (or Phase 2) are generally conducted in a limited patient population to identify possible adverse effects and safety risks, preliminarily evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger Phase 3 clinical trials. When a drug is intended to treat life-threatening or severely debilitating illnesses, the FDA may accept well-controlled Phase 2 clinical trials as adequate to provide sufficient data on the drug’s safety and effectiveness to support a decision on its approvability for marketing, in which case Phase 3 clinical trials would not be required.

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Phase 3 clinical trials (or Phase 3) proceed if the Phase 2 clinical trials demonstrate that a certain dose or dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population, often at geographically dispersed clinical trial sites, to gather additional information about safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the product and to provide an adequate basis for product labeling.

In some cases, the FDA may approve an NDA or a BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials (or Phase 4). These studies may be used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement or to request a change in the product labeling. Failure to exhibit due diligence with regard to conducting required Phase 4 clinical trials could result in withdrawal of approval for products.
During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other trials, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. The FDA or the sponsor or its DSMB may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the new drug candidate or biological product candidate has been associated with unexpected serious harm to patients.
There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved.
Compliance with cGMP Requirements
Before approving an NDA or a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final drug or biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug or biological product does not undergo unacceptable deterioration over its shelf life. In particular, the PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.
Sponsors of BLAs and NDAs must report changes in CMC including manufacturing sites to FDA. Such changes may result in delays in approval of pending BLAs and NDAs or delays in manufacturing approved producers.
Manufacturers and others involved in the manufacture and distribution of approved drugs and biological products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process.
The manufacturing facilities may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Manufacturers may have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting or refusing inspection by the FDA may lead to a product being deemed to be adulterated.
Review and Approval of an NDA or a BLA
The results of product candidate development, pre-clinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of an NDA or a BLA requesting a license to market the product. These applications must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling. The FDA charges drug and biologic product manufacturers user fees, which are adjusted on an annual basis in accordance with the Prescription Drug User Fee Act, or PDUFA. The fee for the submission of an NDA or BLA for which clinical data is substantial (for example, for the fiscal year 2021 this application fee exceeds $2.8 million), and the sponsor of an approved NDA or BLA is also subject to an annual program fee, currently more than $300,000 per program. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
The FDA has 60 days after submission of the application to conduct an initial review to determine whether the NDA or BLA is sufficient to accept for filing based on the agency’s threshold determination that it is substantially complete so as to permit substantive review. Once the submission has been accepted for filing, the FDA begins an in-depth review of the application. Under the goals and policies agreed to by the FDA under PDUFA, the FDA aims to complete its initial review of a standard application and respond to the sponsor within ten months of the 60-day filing date, and for a priority review application within six months. The FDA does not always meet its PDUFA goal dates for standard and priority NDA or BLA applications, and its review goals are subject to change from time to time. The review process may often be significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may also be extended by three months if the FDA requests or if the sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.
Under the Pediatric Research Equity Act, or PREA, as amended, a BLA or supplement to a BLA must contain data that are adequate to assess the safety and efficacy of the product candidate for the claimed indications in all relevant pediatric populations and to support dosing and administration for each pediatric population for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act, or the FDASIA, enacted in 2012, made permanent PREA to require a sponsor who is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 clinical trial. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials or other clinical development programs.
The FDA reviews NDA and BLA applications to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with GMP requirements to assure and preserve the product’s identity, safety, strength, quality, potency and purity. On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter, denial letter or complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. Under the FDCA, the FDA may approve an NDA if it determines that the product is safe and effective for its intended use, the benefits of the drug outweigh any risks, and the methods used in manufacturing the drug and the controls used to maintain the drug’s quality are adequate to preserve the drug’s identity, strength, quality and purity. Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. If the application is not approved, the FDA will issue a complete response letter, or CRL, which describes the conditions that must be met in order to secure final approval of the application, and when possible, will outline recommended actions the sponsor might take to obtain approval of the application. If a CRL is issued, the sponsor may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.
Sponsors that receive a CRL who elect to address the deficiencies may submit to the FDA information that represents a complete response to the issues identified by the FDA in the response letter. Such resubmissions are classified under PDUFA as either Class 1 or Class 2, based on the information submitted by a sponsor in response to an action letter. Under the goals and policies agreed to by the FDA under PDUFA, the FDA aims to review and act on a Class 1 resubmission with two months of receipt and, with respect to a Class 2 resubmission, within six months of receipt. The FDA will not approve an application until issues identified in the CRL have been addressed.
The FDA may also refer the application to an Advisory Committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. In particular, the FDA may refer applications for novel drug or biological products or drug or biological products that present difficult questions of safety or efficacy to an advisory committee. Typically, an Advisory Committee is a panel of independent experts, including clinicians and other scientific experts. The FDA is not bound by the recommendations of an Advisory Committee, but it considers such recommendations carefully when making decisions.
If the FDA approves a new product, it may limit the approved indications for use of the product or limit the approval to specific dosages. It may also require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including risk evaluation and mitigation strategies, or REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS; the FDA will not approve the NDA or BLA without a REMS, if required. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Fast Track, Breakthrough Therapy and Priority Review Designations
The FDA may designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation and priority review designation.
The FDA may designate a product for fast-track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request that the FDA designate the drug or biologic as a fast-track product at any time during the clinical development of the product. For fast-track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast-track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast-track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast-track application does not begin until the last section of the application is submitted. Fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.
In 2012, Congress enacted the FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to facilitate the design of clinical trials in an efficient manner.
The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application to six months (compared to 10 months under standard review).
Fast track designation, priority review and breakthrough therapy designation may expedite the development or approval process, but do not change the standards for approval.
Accelerated Approval Pathway and Regenerative Medicine Advanced Therapy Designation
The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has stated that although it has limited experience with accelerated approvals based on intermediate clinical endpoints, such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.
The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, may lead the FDA to withdraw the product from the market. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.
Accelerated approval pathways are available for regenerative medicine therapies that meet certain conditions. Regenerative medicine therapies include cell therapies (both allogenic and autologous), therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products, except those regulated under section 361 of the PHSA. Human gene therapies, including genetically modified cells, that lead to a sustained effect on cells or tissues, may also meet the definition of a regenerative medicine therapy, as may xenogeneic cell products.
Regenerative medicine therapies designed to treat, modify, reverse or cure serious conditions are eligible for FDA’s expedited programs, including fast track designation, breakthrough therapy designation, priority review and accelerated approval, if they meet the criteria for such programs. They may also be eligible for Regenerative Medicine Advanced Therapy Designation, or RMAT designation.
An investigational drug is eligible for RMAT designation if it meets the definition of regenerative medicine therapy, it is intended to treat, modify, reverse or cure a serious condition, and preliminary clinical evidence indicates that the regenerative medicine therapy has the potential to address unmet medical needs for such condition. An unmet medical need is a condition whose treatment or diagnosis is not addressed adequately by available therapy.
RMAT designation confers all the benefits of the fast track and breakthrough therapy designation programs, including early actions with the FDA. The FDA reviews each application on a case-by-case basis to determine whether the clinical evidence is sufficient to support RMAT designation, considering factors such as the rigor of data collection, the consistency and persuasiveness of the outcomes, the number of patients or subjects, and the severity, rarity or prevalence of the condition, among other factors. The FDA may decline to grant RMAT designation if it finds the clinical evidence insufficient.
RMAT designation may expedite the development or approval process, but it does not change the standards for approval.

Patent Term Restoration
Depending upon the timing, duration and specifics of FDA approval of our drugs, some of our US patents may be eligible for limited patent term extension. These patent term extensions permit a patent restoration term of up to five years as compensation for any patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA or BLA, plus the time between the submission date of an NDA or BLA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension, and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, or the USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.
Pediatric Exclusivity
Pediatric exclusivity is a type of non-patent marketing exclusivity available in the United States and, if granted, it provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA, subject to certain limited exceptions, cannot approve another application. The issuance of a Written Request does not require the sponsor to undertake the described studies.
Post-Approval Regulation
If regulatory approval for marketing of a new drug or biologic product or for a new indication for an existing product is obtained, the sponsor will be required to comply with rigorous and extensive post-approval regulatory requirements as well as any post-approval requirements that the FDA has imposed on the particular product as part of the approval process. The sponsor will be required, among other things, to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the BLA holder and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented, and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market study requirements or clinical trial requirements to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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fines, untitled letters or warning letters or holds on post-approval clinical trials;

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adverse publicity;

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refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

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product seizure or detention, or refusal to permit the import or export of products; or

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injunctions, fines, debarment, disgorgement of profits or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Pharmaceutical products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Most recently, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period, starting in 2013 and is expected to culminate soon. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.
Biosimilars and Reference Product Exclusivity
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. A federal district court ruling in Texas struck down the Affordable Care Act in its entirety based on constitutionality, and in December 2019 the Fifth Circuit Court of Appeals upheld lower court’s finding that the individual mandate in the law is unconstitutional. On June 17, 2021, the Supreme Court reversed the District Court decision on the basis that the Plaintiffs lacked standing.
The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.
A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the first approved interchangeable biologic product will be granted an exclusivity period of up to one year after it is first commercially marketed. If pediatric studies are performed and accepted by the FDA as responsive to a Written Request, the 12-year exclusivity period will be extended for an additional six months. In addition, the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a supplement for the reference product for a subsequent application filed by the same sponsor or manufacturer of the reference product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.
The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate implementation and impact of the BPCIA is subject to significant uncertainty.
Regulation of Combination Products in the United States
Certain products may be comprised of components that would normally be regulated under different types of regulatory authorities and frequently by different centers at the FDA. These products are known as combination products. Specifically, under regulations issued by the FDA, a combination product may be:
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A product comprised of two or more regulated components that are physically, chemically or otherwise combined or mixed and produced as a single entity;

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Two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products;

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A drug, or device or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device or biological product where both are required to achieve the intended use, indication or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration or significant change in dose; or

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Any investigational drug, device or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device or biological product where both are required to achieve the intended use, indication or effect.

Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. That determination is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a device-biologic combination product is attributable to the biological product, the FDA center responsible for premarket review of the biological product would have primary jurisdiction for the combination product. The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.
In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or market and sell the product in those countries or jurisdictions.

Regulation Outside of the United States
In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products outside of the United States. Whether or not we obtain FDA approval for a product candidate, we must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the 27-member European Union and Australia, before we may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly between countries and jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.
Regulation and Procedures Governing Approval of Medicinal Products in the European Union
The process governing approval of medicinal products, including biological medicinal products and advanced therapy medicinal products, or ATMPs, which comprise gene therapy products, somatic cell therapy products and tissue-engineered products, in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical and clinical studies to establish the safety and efficacy of the medicinal product for each proposed indication. Moreover, an applicant must also demonstrate the ability to manufacture the product to a suitable quality.
Clinical Trial Approval
Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states.
Clinical trials must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative.
Under this system, a sponsor must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the sponsor may only start a clinical trial at a specific trial site after the independent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by a copy of the trial protocol and an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the member states and further detailed in applicable guidance documents. Moreover, the sponsor must take out a clinical trial insurance policy, and in most European Union countries the sponsor is liable to provide ‘no fault’ compensation to any trial subject injured in the clinical trial.
In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted, and implemented in January 2023. The Clinical Trials Regulation is directly applicable in all the European Union Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union initiated before January 2023 will continue to be bound by the Clinical Trials Directive 2001/20/EC. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on the duration of the clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation became applicable (January 2023) the Clinical Trials Regulation will at that time begin to apply to the clinical trial.
The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned European Union Member State. However, overall related timelines will be defined by the Clinical Trials Regulation. The sponsor of a clinical trial must register the clinical trial in advance, and information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial will be made public as part of the registration. The results of the clinical trial must be submitted to the competent authorities and, with the exception of non-pediatric Phase 1 trials, will be made public at the latest within 12 months after the end of the trial.
During the development of a medicinal product, the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing authorization application of the product concerned.
Marketing Authorization
To obtain a marketing authorization for a product under the European Union regulatory system, a sponsor must submit a marketing authorization application, or MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in EU member states (decentralized procedure, national procedure or mutual recognition procedure).
All application procedures require an application in the common technical document, or CTD, format, which includes the submission of detailed information about the manufacturing and quality of the product, and nonclinical and clinical trial information. There is an increasing trend in the European Union toward greater transparency and, while the manufacturing or quality information is currently generally protected as confidential information, the EMA and national regulatory authorities are now liable to disclose much of the nonclinical and clinical information in marketing authorization dossiers, including the full clinical trial reports, in response to freedom of information requests after the marketing authorization has been granted. In October 2014, the EMA adopted a policy under which clinical trial reports would be posted on the agency’s website following the grant, denial or withdrawal of a MAA, subject to procedures for limited redactions and protection against unfair commercial use. A similar requirement is contained in the new Clinical Trials Regulation.
A marketing authorization may be granted only to a sponsor established in the European Union. Regulation (EC) No. 1901/2006 on medicinal products for pediatric use provides that prior to obtaining a marketing authorization in the European Union in the centralized procedure, a sponsor must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver or deferral for one or more of the measures included in the Pediatric Investigation Plan.
The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the CHMP established at the EMA is responsible for conducting the assessment of a product to define its risk/benefit profile. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions from the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health determined by three cumulative criteria: (i) the seriousness of the disease (e.g., heavy disabling or life-threatening diseases) to be treated, (ii) the absence or insufficiency of an appropriate alternative therapeutic approach, and (iii) anticipation of high therapeutic benefit.
If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.
The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a MAA is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines, which are not legally binding, provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, inter alia, the pre-clinical studies required to characterize ATMPs, the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions of ATMPs.
The European Commission may grant a so-called “marketing authorization under exceptional circumstances.” Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:
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the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

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the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital, and in the case of a radio-pharmaceutical, by an authorized person; and

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the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual re-assessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of the marketing authorization of a medicinal product under exceptional circumstances follows the same rules as a “normal” marketing authorization. After five years, the marketing authorization will then be renewed under exceptional circumstances for an unlimited period, unless the EMA decides on justified grounds, to proceed with one additional five-year renewal.
The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization.

Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products) if the CHMP finds that all the following requirements are met:
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the benefit-risk balance of the product is positive;

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it is likely that the applicant will be able to provide comprehensive data;

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unmet medical needs will be fulfilled; and

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the benefit to public health of the medicinal product’s immediate availability on the market outweighs the risks due to need for further data.

A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization. Once comprehensive data on the medicinal product have been obtained, the marketing authorization may be converted into a standard marketing authorization which is no longer subject to specific obligations. Initially, this is valid for five years, but can be renewed for unlimited validity.
The European Union medicines rules expressly permit the member states to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal products containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells.
Conditional Approval
In specific circumstances, European Union legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorizations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.
Pediatric Studies
Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.
European Union Regulatory Exclusivity
In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until ten years have elapsed from the initial authorization of the reference product in the European Union. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.
European Union Orphan Designation and Exclusivity
The criteria for designating an orphan medicinal product in the European Union, are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the European Union when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the European Union to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the European Union, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
The ten-year market exclusivity in the European Union may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:
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the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

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the applicant consents to a second orphan medicinal product application; or

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the applicant cannot supply enough orphan medicinal product.

PRIME Designation
The EMA grants access to the Priority Medicines, or PRIME, program to investigational medicines for which it determines there to be pre-liminary data available showing the potential to address an unmet medical need and bring a major therapeutic advantage to patients. As part of the program, EMA provides early and enhanced dialogue and support to optimize the development of eligible medicines and speed up their evaluation, aiming to bring promising treatments to patients sooner.

Periods of Authorization and Renewals
A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing Member State. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the European Union market (in the case of the centralized procedure) or on the market of the authorizing Member State within three years after authorization ceases to be valid.
Regulatory Requirements after Marketing Authorization
Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs. All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.
In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in the manufacturing, processing and packing of products to assure their safety and identity. Specifically, medicinal products may only be manufactured in the European Union, or imported into the European Union from another country, by the holder of a manufacturing/import authorization from the competent national authority. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with European Union standards of good manufacturing practice, or GMP, before releasing the product for commercial distribution in the European Union or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.
Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products and/or the general public, are strictly regulated in the European Union. In principle, all advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under Directive 2001/83/EC, as amended, the details are governed by regulations in each member state and can differ from one country to another.
Human Cells and Tissues
Human cells and tissues that are intended for human applications but that do not fall within the scope of rules governing medicinal products or medical devices are not subject to premarket review and approval, nor do they require extensive pre-clinical and clinical testing. However, there are European Union rules governing the donation, procurement, testing and storage of human cells and tissues intended for human application, whether or not they are ATMPs. These rules also cover the processing, preservation and distribution of human cell and tissues that are not ATMPs. Establishments that conduct such activities must be licensed and are subject to inspection by regulatory authorities. Such establishments must implement appropriate quality systems and maintain appropriate records to ensure that cells and tissues can be traced from the donor to the recipient and vice versa. There are also requirements to report serious adverse events and reactions linked to the quality and safety of cells and tissues. More detailed rules may exist at the national level.
Named Patient Supplies
The European Union medicines rules allow individual member states to permit the supply of a medicinal product without a marketing authorization to fulfill special needs, where the product is supplied in response to a bona fide unsolicited order, formulated in accordance with the specifications of a healthcare professional and for use by an individual patient under his direct personal responsibility. This may in certain countries also apply to products manufactured in a country outside the European Union and imported to treat specific patients or small groups of patients.
Australian Regulatory Requirements
We are currently conducting a Phase 2 clinical trial of our EVX-01 product candidate in Australia, which has laws and regulations related to the conduct of clinical trials with which we and the entities and persons conducting the clinical investigations must comply. A failure to do so, may affect our ability to use the data from such trial when seeking marketing authorization and/or may result in regulatory action by the TGA, including, but not limited to, civil and criminal penalties.
The Therapeutic Goods Act 1989, or the 1989 Act, sets out the legal requirements for the import, export, manufacture and supply of pharmaceutical products in Australia. The 1989 Act requires that all pharmaceutical products to be imported into, supplied in, manufactured in or exported from Australia be included in the Australian Register of Therapeutic Goods, or the ARTG, unless specifically exempted under the Act.
Medicines with a higher level of risk (prescription medicines, some non-prescription medicines) are evaluated for quality, safety and efficacy and are registered on the ARTG. Medicines with a lower risk (many over the counter medicines including vitamins) are assessed only for quality and safety. Medicines included in the ARTG can be identified by the AUST R number (for registered medicines) or an AUST L number (for listed medicines) which appears on the packaging of the medicine.
In order to ensure that a product can be included in the ARTG, a sponsoring company must make an application to the TGA. The application usually consists of a form accompanied by data (based on the EU requirements) to support the quality, safety and efficacy of the product for its intended use and payment of a fee.
The first phase of evaluation, known as the Application Entry Process, is usually a short period during which an application is assessed at an administrative level to ensure that it complies with the basic guidelines. The TGA may request further details from the applicant and may agree with sponsors that additional data (which while not actually required by the application, could enhance the assessment outcome) may be submitted later at an agreed time. The TGA must decide within at least 40 working days whether it will accept the application for evaluation.
Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators within the different relevant sections, who prepare clinical evaluation reports. Following evaluation, the chemistry, quality control bioavailability and pharmacokinetics aspects of a product may be referred to a Pharmaceutical Sub-Committee, or the PSC, which is a sub-committee of the TGA prescription medicine expert advisory committee, the Advisory Committee on Prescriptive Medicines, or the ACPM, to review the relevant clinical evaluation reports.
The clinical evaluation reports (along with any resolutions of the ACPM sub-committee) are sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report, provide corrections and to submit supplementary data to address any issues raised in the evaluation reports.

Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from either the ACPM (for new medicines) or from the Peer Review Committee, or the PRC, for extensions to products which are already registered. This summary is sent to the sponsoring company, which is able to submit a response to the ACPM or PRC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ACPM/PRC provide independent advice on the quality, risk/benefit, effectiveness and access of the product and conduct medical and scientific evaluations of the application. The ACPM meets every two months to examine the applications referred by the TGA and its resolutions are provided to the sponsoring company within five working days after the ACPM meeting.
The TGA takes into account the advice of the ACPM or PRC in reaching a decision to approve or reject a product. Any approval for registration on the ARTG may have conditions associated with it.
From the time that the TGA accepts the initial application for evaluation, the TGA must complete the evaluation and make a decision on the registration of the product within at least 255 working days. If not completed within 255 working days, the TGA forfeits 25% of the evaluation fee otherwise payable by the sponsor, but any time spent waiting for a response from the sponsor is not included in the 255 working days. The TGA also has a system of priority evaluation for products that meet certain criteria, including where the product is a new chemical entity that it is not otherwise available on the market as an approved product, and is for the treatment of a serious, life-threatening illness for which other therapies are either ineffective or not available.
Rest of the World Regulation
For other countries outside of the European Union, Australia and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from jurisdiction to jurisdiction. Additionally, the clinical trials must be conducted in accordance with cGCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
European Data Collection and Data Protection Laws
We are required to comply with strict data protection and privacy legislation in the jurisdictions in which we operate, including the General Data Protection Regulation (EU) 2016/679, or GDPR. The GDPR governs our collection and use of personal data in the European Union relating to individuals (e.g., patients). The GDPR imposes several requirements on organizations that process such data, including: to observe core data processing principles; to comply with various accountability measures; to provide more detailed information to individuals about data processing activities; to establish a legal basis to process personal data (including enhanced consent requirements); to maintain the integrity, security and confidentiality of personal data; and to report personal data breaches. The GDPR also restricts the transfer of personal data outside of the European Economic Area (e.g., to the United States and other countries that are not deemed to provide adequate protection under their domestic laws). The GDPR may impose additional responsibility and liability in relation to personal data that we process and require us to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the requirements of the GDPR and related national data protection laws of European Union member states may result in a variety of enforcement measures, including significant fines and other administrative measures. The GDPR has introduced substantial fines for breaches of the data protection rules, increased powers for regulators, enhanced rights for individuals, and new rules on judicial remedies and collective redress. We may be subject to claims by third parties, such as patients or regulatory bodies, that we or our employees or independent contractors inadvertently or otherwise breached GDPR and related data protection rules.
Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we do not prevail, we could be required to pay substantial fines and/or damages and could suffer significant reputational harm. Even if we are successful, litigation could result in substantial cost and be a distraction to management and other employees.
Australian Privacy Laws
Australia, where we are currently conducting clinical trials for EVX-01, regulates data privacy and protection through a mix of federal, state and territory laws. The federal Privacy Act 1988 (Cth) (Privacy Act) or the Privacy Act, and the Australian Privacy Principles, or the APPs, contained in the Privacy Act apply to private sector entities (including body corporates, partnerships, trusts and unincorporated associations) with an annual turnover of at least AU$3 million, and all Commonwealth Government and Australian Capital Territory Government agencies.
The Privacy Act regulates the handling of personal information by relevant entities and under the Privacy Act, the Privacy Commissioner has authority to conduct investigations, including own motion investigations, to enforce the Privacy Act and seek civil penalties for serious and egregious breaches or for repeated breaches of the APPs where an entity has failed to implement remedial efforts.
In December 2022, the Australian Government increased fines for violations of the Privacy Act. The maximum fine for a serious invasion or repeated invasions of privacy (i.e. breaches of the privacy law) was increased to up to the greater of AUD $50 million, three times the benefit of a contravention, or (where the benefit can’t be determined) 30% of domestic turnover.
In addition, most States and Territories in Australia (except Western Australia and South Australia) have their own data protection legislation applicable to relevant State or Territory government agencies, and private businesses that interact with State and Territory government agencies. These Acts include:
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Information Privacy Act 2014 (Australian Capital Territory)

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Information Act 2002 (Northern Territory)

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Privacy and Personal Information Protection Act 1998 (New South Wales)

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Information Privacy Act 2009 (Queensland)

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Personal Information Protection Act 2004 (Tasmania), and

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Privacy and Data Protection Act 2014 (Victoria)

Additionally, there are other parts of Australian State, Territory and federal legislation that relate to data protection. For example, the following all impact privacy and data protection for specific types of data or activities: the Telecommunications Act 1997 (Cth), the Criminal Code Act 1995 (Cth), the National Health Act 1953 (Cth), the Health Records and Information Privacy Act 2002 (NSW), the Health Records Act 2001 (Vic) and the Workplace Surveillance Act 2005 (NSW).
Specific regulators have also expressed an expectation that regulated entities should have specified data protection practices in place. For example, the Australian Prudential and Regulatory Authority, or the APRA, which regulates financial services institutions requires regulated entities to comply with Prudential Standards, including Prudential Standard CPS 234 Information Security (CPS 234), and the Australian Securities and Investment Commission regulates corporations more generally.
Coverage, Pricing and Reimbursement
Sales of pharmaceutical products approved by the FDA will depend in significant part on the availability of third-party coverage and reimbursement for the products. Third-party payors include government healthcare programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication. We may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development. Our product candidates may not be considered cost-effective. It is time consuming and expensive to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of our product candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to by significantly lower.
The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution (arbitrage between low-priced and high-priced member states) can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.
Other United States Healthcare Laws and Regulations
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Our current and future arrangements with providers, researchers, consultants, third-party payors and customers are subject to broadly applicable federal and state fraud and abuse, anti-kickback, false claims, transparency and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations include, without limitation, the following:
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the United States federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in-cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation. Moreover, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to be made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

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HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as healthcare providers, health plans and healthcare clearinghouses and their respective business associates;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

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federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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federal government price reporting laws, which require us to calculate and report complex pricing metrics to government programs and which may be used in the calculation of reimbursement and/or discounts on marketed products;

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the Foreign Corrupt Practices Act, a United States law which regulates certain financial relationships with foreign government officials (which could include, for example, certain medical professionals);

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the national anti-bribery laws and laws governing interactions with healthcare professionals of European Union Member States;

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the U.K. Bribery Act 2010; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring pharmaceutical manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures and pricing information. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.
Violations of these laws can subject us to criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties, and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business. Moreover, we expect that there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our future operations and business.
Current and Future Healthcare Reform Legislation
The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and devices and to spur innovation, but its ultimate implementation is uncertain. In addition, in August 2017, the FDA Reauthorization Act was signed into law, which reauthorized the FDA’s user fee programs and included additional drug and device provisions that build on the Cures Act. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.
As previously mentioned, a primary trend in the United States health care industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other health care funding and applying new payment methodologies. For example, in March 2010, the Affordable Care Act was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; and established a Center for Medicare Innovation at the United States Centers for Medicare and Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.
Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. As noted above, a 2018 federal district court ruling struck down the Affordable Care Act in its entirety although the Fifth Circuit Court of Appeals recently limited it to the individual mandate and remanded the case to the district court to determine if other reforms not specifically related to the individual mandate or health insurance could be severed from the rest of the Affordable Care Act. On June 17, 2021, the Supreme Court reversed the district court decision on the basis that the plaintiffs lacked standing.
In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act that affect health care expenditures. There has been heightened governmental scrutiny in recent years over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical and biologic products. Notably, on December 20, 2019, President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 or the

CREATES Act. The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. Because generic and biosimilar product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic and biosimilar products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on our future commercial products are unknown.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. We expect that additional state and federal health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for health care products and services.
Packaging and Distribution in the United States
If our products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.
The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.
The failure to comply with any of these laws or regulatory requirements subjects’ firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.
Changes in regulations, statutes, or the interpretation of existing regulations could impact our business in the future by requiring, for example, (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.
Other United States Environmental, Health and Safety Laws and Regulations
We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation employers’ liability insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities.
In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.
Intellectual Property
Introduction
We actively seek to protect the intellectual property (IP) and proprietary technology that we believe is important to our business. Further, we seek to protect our proprietary position by, amongst other methods, filing patent applications in Europe, the United States and potentially other relevant jurisdictions relating to our inventions, improvements and product candidates. We also pursue IP protection for assets that may be used in future development programs and/or that may be of interest to our collaborators, or otherwise may prove valuable in the field. We pursue a patent strategy which seeks to protect marketed products and methods of their production, as well as therapy methods enabled by our proprietary AI-Immunology™ platform without disclosure to the public the core elements in our technology. Furthermore, we have filed patent protection of aspects of our PIONEER™, EDEN™, AI-DeeP™ and RAVEN™ models, however, we do not believe that the value of obtaining patent protection for all component of our platform technologies outweighs the risks of disclosing such information. We rely on trade secrets and know-how relating to our proprietary technologies to develop, maintain and strengthen our proprietary position in AI-based drug discovery and development.
Patent applications that relate to the PIONEER™ technology cannot meaningfully be directed to single antigens and their various uses; neoantigens identified by PIONEER™ are by nature unique for each patient, therefore, the precise nature of each neoantigen has no relevance as an object for intellectual property rights. We are therefore establishing patent portfolio around the PIONEER™ model which protects generally applicable aspects of the model, enabling personalized cancer vaccine, i.e. protection of additional features and elements which characterize the PIONEER-enabled therapy compositions, and which could be applied to other anti-cancer therapies that are based on immunization against neoantigens. The focus on the patent protection in the PIONEER™ setting is therefore aiming at securing patent protection for 1) specific essential elements/ features needed to identify neoantigens not specific to the PIONEER™ system, 2) specific features characterizing the composition of the designed therapy, and 3) specific features related to patient safety of the administered composition.
For the AI-Immunology™ model; EDEN™, we file patents to protect vaccine antigens identified, vaccine compositions, antibodies, and antibody compositions as well as methods for prophylactic treatment of infectious diseases where the vaccine antigens and antibodies constitute the active ingredient. We file applications relating to several vaccine targets for each infectious agent causing the diseases and prosecute those antigens that have shown greatest promise as protective antigens in animal models. Our patent strategy for the EDEN technology also entails identification of optimal combinations of vaccine antigens as well as identification of specific vaccine formulations and modes of immunization that can be made the subject of second- and later generation patent applications that protect the final marketed product. Furthermore, we have one patent family pending covering the EDEN™ method itself.
For the AI-Immunology™ model; RAVEN™, we have filed patent applications related to some aspects of the method for viral vaccine design as well as product claims related to viral vaccines designed by RAVEN thus harboring unique features of the RAVEN™ design. However, the core functionality of RAVEN™ is protected by trade-secret and not patents as we have assessed that disclosure of methods do not outweigh the benefit of obtaining patent protection.
Most of our IP assets were developed and are owned solely by us. In the few cases where our IP assets are jointly owned or in-licensed from third parties, we retain full rights to the commercial exploitation of such assets. We expect that we will continue to make additional patent application filings and will continue to pursue opportunities to acquire and license additional IP assets.
Regardless, given the early stage of prosecution for some of our patent application, we cannot be certain that any of the patent filings or other IP rights that we have pursued or obtained will provide protection for any product candidates that may ultimately be commercialized. Our most advanced product candidates are currently in clinical testing, with no certainty that they will be successful, or that significant modification or adjustment may not be required for successful commercialization.
Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions, and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable patents and proprietary rights of third parties. For more information, please see “Risk Factors — Risk Related to Our Intellectual Property”.
An issued patent provides its owner (or possibly its licensee) with a right to exclude others from making, using or selling that which is claimed in the patent, for a specified period of time (the “term” of the patent), in the jurisdiction in which the patent is issued. In the United States, and in many other countries, patents have a presumptive term of 20 years from their accorded filing date (which is the earliest filing date to which the patent claims lineage, excluding filing dates claimed as priorities under the Paris Convention Priorities and/or priorities claimed from provisional patent applications). We believe that due to the patient-specific nature of our PIONEER™ based cancer vaccines, in which our PIONEER™ model is an inherent part of the product, and the platform predicted neoantigens cannot, we believe, be copied, such therapies will not be subject to competition from generic products even when the patent protection expires.
Patent Portfolio
As of December 1st, 2023, we owned a total of 27 patent families, of which 9 are currently in their priority year or international phase and we own several granted patents in the United States (11), Germany (4), France (4), Spain (1), Great Britain (5) and 1 European unitary patent (in force 17 EU-member states) and have 59 pending national/regional applications.
So far none of our granted patents has been subject to opposition, administrative reexamination, inter partes review, invalidity actions, or similar actions aiming at revoking or restricting the scope of a granted patent.
The patent portfolio related to our most advanced product candidates and technologies as of December 1st, 2023 are summarized below.
EVX-01
EVX-01 is protected by trade secrets, patent applications related to, and the proprietary nature of the AI-Immunology model; PIONEER. In addition to IP protection of the PIONEER™ model, our patent portfolio related to EVX-01 currently includes one patent family directed to a method of treating cancer in a patient using neopeptides (EVX-01). The patent application has entered national phase in CA, CN, US, EP, JP and AU. We expect the patent family to lapse in January 2040.
EVX-02
EVX-02 is protected by trade secrets, patent applications related to, and the proprietary nature of the PIONEER™ models. In addition to IP protection of the PIONEER™ model, our patent portfolio related to EVX-02 currently includes two patent families. The first patent family is claiming a method directed at inducing an anti-cancer immune response in patients by administrating the EVX-02 vaccine concept comprising DNA plasmid and polaxomer 188, a novel adjuvant. The second patent family is directed at a method of inducing and anti-cancer immune response in patients by administrating the EVX-02 plasmid alone. As of December 1st, 2023, both patent families are in national phase in EP, CA, CN, US, JP and AU. The first patent family is expected to lapse in March 2040 and the second in December 2040.

EVX-03
EVX-03 is protected by trade secrets, patent applications related to, and the proprietary nature of the PIONEER model. Furthermore, due to the similarities between our two DNA-based cancer vaccines, EVX-03 and EVX-02, our patent families covering EVX-02 also applies to EVX-03. In addition, one patent family has been filed that specifically relates to the targeting unit, unique to EVX-03. The patent family is a composition of matter application directed to the EVX-03 product concept. As of December 1st, 2023, the patent family is in international stage. We expect that the patent rights will lapse in April 2041.
EVX-B1
Our patent portfolio related to EVX-B1 as of December 1st, 2023 includes five patent families. The patent families are composition of matter patents, or methods for inducing anti s. aureus immunity, directed against compositions comprising one or more S. aureus antigens. As of December 1st, 2023, the first patent family comprise five issued patents in the US, one in DE, one in FR and one in GB as well as one pending application in US and one pending application in EP. The patent family is expected to expire in April 2032. The second patent family comprises one US patent, one US and one EP pending application. We expect the patent family to lapse in December 2034. The third patent family comprises one US, one GB, one DE and one FR registered patents. We expect the family to lapse in February 2037. Our fourth EVX-B1 related patent family comprises one issued US patent as well as pending applications in EP and US. We expect this patent family to lapse in July 2037. The fifth family claims a composition used for vaccination against S. aureus comprising our EVX-B1 vaccine. The application is in international phase and upon entry into national stage, we expect this patent family to lapse in 2042.
EVX-B2
Our Patent portfolio related to EVX-B2 comprise two patent families. Both families are directed against antigens useful in vaccines against N. gonorrhoeae. The first patent family is at national stage and contains pending applications in EP and the US. Subject to grant, we expect these patents to expire in 2041. The second family is in international phase, and we expect, upon entry into national applications, that patent arising from the international application will expire in 2042.
PIONEER
The AI-Immunology™ model: PIONEER™ is mainly protected as a trade secret as computational methods are complicated to patent and protect from infringement. However, our current patent portfolio comprises one patent family related to PIONEER™ covering some aspects that are important for neoantigen selection and detectable for infringement. The patent family is directed against a method for selecting and de-selection of neoantigens for treatment of cancer comprising the SLICE model used in PIONEER for epitope prioritization. As of December 1st, 2023, the patent family comprise one AU, one CA, one CN, one EP, one JP and one US application. We expect the family to lapse in July 2041.
ObsERV
The AI-Immunology™ model: ObsERV™ is, like the PIONEER™ model, protected by trade-secrets and one patent family. The family supplements the identification of neoantigens with a system for identifying highly immunogenic epitopes from human endogenous retroviral sequences, or hERVs, and other normally non-expressed tumor specific epitopes found in the human genome and use these to treat cancer. The patent discloses a method for deselecting potentially harmful and non-immunogenic hERV epitopes. This patent application is in international stage as of December 1st, 2023.
RAVEN
Our AI-Immunology™ model; RAVEN™, is in addition to trade secrets and the proprietary nature of the model, protected by two patent families. The first patent family is a composition of matter family directed to the vaccine delivery concept that can be utilized together with the RAVEN™ model. As of December 1st the family comprise one AU, one CA, one CN, one, EP, one JP and one US patent application. We expect the patent family to lapse in July 2041. The second patent family also a matter of composition patent aimed at a vaccine product designed from analyzing genomes of pathogens by the RAVEN model. As of December 1st, 2023, this patent family comprise one EP and one US patent application. We expect the patent family to lapse in 2042.
AI-DeeP
Our AI-Immunology™ model; AI-DeeP™, is in addition to trade-secret and the proprietary nature of the model, protected by one patent family. The patent family discloses a method for identifying patients’ response to immunotherapy comprising measuring and relating HLA expression in patient’s tumor sample. The method disclosed is comprised in the AI-DeeP model™. As of December 1st 2023 the patent family is in national phase.
EDEN
Our AI-Immunology™ model EDEN™, has provided input for multiple patent applications within our bacterial vaccine portfolio. The model itself is been kept as trade-secret, however one patent application has been filed to cover the EDEN™ method. As of December 1st, 2023, the application is in priority year and is expected to lapse in 2043.
In-Licensing
We have pursued a strategy of identifying and in-licensing third-party patents that we believe are complementary to or otherwise interact synergistically with our own intellectual property portfolio. On November 30, 2020 we entered into a CAF®09b Supply, Patent Know How Trademark License Agreement with Statens Serum Institut, or SSI, which will grant us an exclusive, royalty-bearing sub-licensable license to a product comprising SSI’s adjuvant technology CAF®09b and PIONEER identified neopeptides. Pursuant to the terms of the agreement, we or our affiliates may import, have imported, export, have exported, formulate or have formulated, commercialize, market, use, offer for sale, sell, have sold, supply, or have supplied PIONEER derived cancer vaccines administered together or in combination with licensed adjuvant, but not, on a stand-alone basis, the licensed adjuvant. The license specifically excludes any manufacturing rights to the licensed adjuvant, unless the license is extended and the license further excludes any research and development in relation to the licensed adjuvant other than where such research and development is in connection with and for the purpose of research and development in respect of PIONEER derived cancer vaccines administered together or in combination with licensed adjuvant.
Pursuant to the SSI agreement, we have rights to three issued United States patents and other patents and patent applications in jurisdictions outside the United States.
The SSI license requires us to pay to SSI an upfront licensing fee equal to €50,000. In addition, in the event we commercialize any PIONEER derived cancer vaccines administered together or in combination with licensed adjuvant on our own, we are required to pay SSI a royalty on net sales in the low teens. The royalty term extends for a fixed period of 10 years commencing on the first calendar day of the calendar month following the first commercial sale of a PIONEER™ derived cancer vaccine administered together or in combination with the licensed adjuvant. Upon expiration thereof, the SSI license shall be deemed to be fully paid up, royalty-free, irrevocable and perpetual with respect to such vaccine. However, if any PIONEER™ derived cancer vaccine administered together or in combination with licensed adjuvant are commercialized by one of our partners, if any, we are required to pay SSI a percentage of any out-licensing revenue (milestones and royalties) earned by us and our affiliates. The size of the income share due to SSI shall be determined and reflect the extent to which we have invested in carrying out the Phase 2 and Phase 3 clinical trials in respect of the PIONEER™ derived cancer vaccines administered together or in combination with licensed adjuvant prior to entering into a sub-license agreement. If we enter into a sublicense agreement with a partner on our EVX-01 product candidate subsequent to the initiation of a Phase 2 clinical trial, we are required to pay to SSI a percentage of any sublicensing income in an amount in the lower double-digit range. If we enter into a sublicense agreement with a partner on our EVX-01 product candidate subsequent to the initiation of a Phase 3 trial, we are required to pay to SSI a percentage of any sublicensing income in the lower double-digit range. The agreements states that if we enter into a sublicense agreement with a partner on our EVX-01 product candidate without initiating Phase 2 trial, we are required to pay to SSI a percentage of any sublicensing income in the mid double-digit range. We have initiated a Phase 2 trial, hence this term is no longer relevant. Prior to any out-licensing or commercialization of EVX-01, we are not required to make any additional payments to SSI outside of the €50.000 upfront fee mentioned above.
The SSI license will terminate on the earlier of (i) a fixed period of 10 years commencing on the first calendar day of the calendar month following the first commercial sale of a PIONEER™ derived cancer vaccine administered together or in combination with licensed adjuvant and (ii) the effective date of termination. In this connection, we or SSI may terminate the license upon prior written notice in the event of (a) a material breach which is not capable of remedy, or if capable of being remedied, such remedy does not occur within a specified time after notification or (b) an order is made or a resolution passed for the winding up of either SSI or us. In addition, we may terminate the SSI License upon prior written notice if we are not able to reach a supply agreement with SSI’s designated commercial supplier of the licensed adjuvant. Apart from such causes, SSI may not terminate the license agreement and we may only terminate the SSI license on (c) the grounds of lack of efficacy of a PIONEER™ derived cancer vaccine administered together or in combination with licensed adjuvant, as a result of which we determine not to progress with the development and commercialization of such product or (d) due to safety concerns, market and/or competitive situation that would prevent commercialization of a PIONEER™ derived cancer vaccine administered together or in combination with licensed adjuvant.
On April 28, 2022, we received formal notice that on April 21, 2022, SSI, had initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (S. og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045), we had filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and an liposomal adjuvant, e.g. CAF.09b, for which we have a license agreement.
The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in our EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of our patent portfolio covering EVX-01 or the PIONEER™ model. The patent application stems from work we performed under a collaboration agreement we entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names us and certain of our employees as the sole invertors of the Invention.
In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by us and our employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the Invention. Subsidiary claims are that SSI should have co-ownership with us of the patent application and the Invention.
It is our position that we and our employees are the sole inventors of the Invention. We believe that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. We intend to vigorously defend the action. In any event, even if SSI’s claim were to be upheld by the court, while no assurance can be given, we do not expect that the claim would have a material impact on our rights to use the Invention in the development and commercialization of EVX-01, as we believe that such rights are covered by our current license agreement with SSI and SSI would be excluded from enforcing its rights in the Invention to prevent us from developing and commercializing our EVX-01 product candidate. The opinion of our legal counsel is that the ongoing legal proceedings will not have a material impact on our future financial results or business operations.
As of December 1st, 2023, we and SSI have completed several rounds of written statements to the courts after which the court will announce official dates for court meetings to take place. The court proceedings have been paused since May 2023 on the basis that non-court mediated negotiations are ongoing between us and SSI to resolve the situation without further court proceedings. In December 2023 terms were agreed between us and SSI which results in a situation where we retain all commercial rights to EVX-01 and the patent application, the law-suit will be lifted on a walk-away basis and no compensation by Evaxion to SSI. Final contracts remain to be signed. We expect the case to be finally closed in the first quarter of 2024.
On June 29, 2020, we entered into a license agreement with PharmaJet or the PharmaJet License Agreement, which grants us non-exclusive, sub-licensable license to certain intellectual property of PharmaJet and supply of the Stratis® device and disposable needle-free syringes and filling adapter items for use with any products derived from one or more of our product candidates in the field of prophylaxis, diagnosis prediction, and/or treatment of cancer in humans and/or animals. Subject to meeting certain development milestones, additional consideration of up to $320,000 is to be transferred to the seller. Further, $250,000 is to be transferred to the seller upon each regulatory approval of an Evaxion product utilizing the in-licensed technology. Also, we will owe PharmaJet customary royalties in the low single digits based on net commercial sales of any products derived from our product candidates for so long as we continue to use in our product candidates the intellectual property and products licensed from PharmaJet pursuant to the PharmaJet License Agreement. The PharmaJet License Agreement will remain in effect for an initial period until successful completion of the first Phase 1/2a clinical study of our product candidate in combination with the PharmaJet product with the option to extend the term for additional 10 years, after which the term will automatically extend for successive periods of 24 months if not terminated prior to the beginning of each such subsequent extension. Either party may terminate the agreement upon six months prior notice with effect immediately prior to a subsequent extension term. Either party may terminate the agreement with immediate effect upon written notice to the other party due to a material breach by the other party. Moreover, we may terminate the agreement in the event of i) change of control or divestment, ii) regulatory action taken by the FDA or EMA, iii) termination of development of our product in combination with PharmaJet product or iv) if PharmaJet undergoes a change of control to a third party who does not agree to continue to supply us PharmaJet product.
Trade secret protection
Certain of our technologies, including in particular certain proprietary manufacturing processes or technologies and/or AI-based prediction technologies, are protected as trade secrets.
In addition to patent protection, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. We protect certain of our technologies, including but not limited to algorithms and software, from becoming public knowledge. However, trade secrets and confidential know-how are difficult to protect. We seek to protect our proprietary information, in part, by using confidentiality agreements with any future collaborators, scientific advisors, employees and consultants, invention assignment agreements with our employees and internal processes for handling trade-secrets. These agreements may not provide meaningful protection. These agreements may also be breached, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. See “Risk Factors — Risks Related to our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.
Competition
We compete in an industry characterized by rapidly advancing technologies, intense competition and a complex intellectual property landscape. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.
AI-Immunology™ platform
We face competition from several companies developing AI platforms and software including Schrodinger, BenevolentAI, Atomwise, AI Therapeutics, Insilico Medicine, Recursion Pharmaceuticals, Lantern Pharma, Adaptive Biotechnologies, Immatics, BIOVIA, and Citrine, among others. However, because most of these companies are not focused on developing therapeutic drug candidates centered around neoantigens, ERV antigens or bacteria or viral antigens, we do not consider the majority of them to be our direct competitors. Below is a description of the companies we consider to be our main competitors for each of our three AI models and their respective indications.
PIONEER™ — Neoantigen vaccines
The immuno-oncology therapeutics landscape in general is highly competitive and includes large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. It includes both competition from marketed therapies as well as potential new therapeutics in development. We may compete with products with different mechanisms of action as well as against established standards of care. Well-established companies such as AstraZeneca, Amgen, Bristol-Myers Squibb, Celgene, Eli Lilly, GlaxoSmithKline, Janssen Pharmaceuticals, Merck & Co., Novartis, Pfizer, Roche and Sanofi are developing diversified immuno-oncology programs and have substantial resources. Smaller companies are also developing immuno-oncology drugs, such as Jounce Therapeutics, Arcus Biosciences, ALX Oncology, iTeos Therapeutics and Five Prime Therapeutics, among others. We expect our vaccine candidates for the treatment of solid tumors to face direct competition from companies such as Moderna in collaboration with Merck & Co., BioNTech SE in collaboration with Roche and Nykode in collaboration with Roche.
We also expect to face competition from smaller specialized oncology companies active in the neoantigen/personalized cancer therapy space including Agenus, Gritstone Bio, Achilles Therapeutics, NousCom, Immunetune, ISA Pharmaceuticals, PACT Pharma, PersImmune, and Geneos Therapeutics.
EDEN™ — B-cell antigen vaccines
Our main competitors taking a prophylactic approach to bacterial diseases are BioNTech SE, GlaxoSmithKline, Pfizer and Sanofi Pasteur. Additional competitors within the bacterial disease space include well-established pharmaceutical companies including AbbVie, Bayer, Gilead, Janssen Pharmaceuticals, Merck & Co. and Novartis. In addition, Seqirus UK, Biomedical Corp. of Quebec and AstraZeneca produce vaccines.
RAVEN™ — T-cell antigen vaccines
Our plans to leverage our RAVEN platform to develop vaccines against viral diseases will put us in competition with several other companies focused on viral vaccines including Moderna, BioNTech, CureVac, Novavax, Johnson & Johnson, GSK, Merck & Co. and AstraZeneca.
Many of our competitors and potential competitors, either alone or with their collaborators, have greater scientific, research and product development capabilities as well as greater financial, marketing, sales and human resources and experience than we do. In addition, smaller or early-stage companies, including immunotherapy-focused therapeutics companies, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Some of our collaborators may also be competitors within the same market or other markets. Accordingly, our competitors may be more successful than us in developing and potentially commercializing technologies and achieving widespread market acceptance. In addition, our competitors may design technologies that are more efficacious, safer or more effectively marketed than ours or have fewer side effects or may obtain regulatory approvals more quickly than we are able to, which could eliminate or reduce our commercial potential. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
We anticipate that the key competitive factors affecting our technologies will be efficacy, safety, cost, speed and convenience. The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. The timing of market introduction of our products and competitive products will also affect competition among products. We expect the relative speed with which we can develop our products, complete the clinical trials and approval processes, and supply commercial quantities of the products to the market to be important competitive factors. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.
Employees
As of December 31, 2023, we had 49 full-time equivalent employees, of which 20 hold a doctoral degree or higher. The following tables provide breakdowns of our full-time equivalent employees as of September 30, 2023 by function:
Function	Number
Clinical Research & Development	5
Scientific Research & Development	27
Supporting Functions	13.5
Commercial & Business Development	3.5
TOTAL	49
Since 2022, our workforce has decreased by 17%. The workforce will in the future be adjusted according to the business plans.
None of our employees have engaged in any labor strikes. We have no collective bargaining agreements with our employees. We consider our relationship with our employees to be positive and have not experienced any major labor disputes.
Organizational Structure
Evaxion was formed as a private limited liability company organized under Danish law on August 11, 2008 and re-registered as a public limited liability company on March 29, 2019. Certain of our operations are conducted through our wholly owned subsidiaries, Evaxion Biotech Australia PTY LTD (Australia) and Evaxion Biotech, Inc., in Australia and the United States, respectively, both of which are listed in Exhibit 8.1 to this prospectus.
Property and Equipment
In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and the lease continues for a term of 10 years from that date. The commencement date for the lease of the laboratory space is August 13, 2021 and the lease continues for a term of 10 years. Both leases have a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. Through-out the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount. As of December 31, 2022, the monthly payment is approximately $26,000, which consists of $11,000 for the office space and approximately $15,000 for the laboratory space.
Unresolved Staff Comments
None.

MANAGEMENT
Directors, Senior Management and Employees
Directors and Senior Management
We have a two-tier governance structure consisting of a board of directors and an executive management team.
Our Executive Management
The following table sets forth certain information relating to our executive management as of the date of December 31, 2023.
Name	Age	Position(s)
Executive Management:
Christian Kanstrup, MSc(1)	51	Chief Executive Officer
Jesper Nyegaard Nissen, MSc(2)	54	Chief Operating Officer & Chief Financial Officer
Birgitte Rønø, Ph.D.	47	Chief Scientific Officer
Andreas Holm Mattsson	48	Chief AI and Culture Officer

(1)
Mr. Kanstrup entered into an agreement to join us on August 24, 2023, and joined us on September 1, 2023.

(2)
Mr. Nissen entered into an agreement to join us on January 16, 2022, and joined us on March 14, 2022.

The following is a brief summary of the prior business experience of the members of our executive management:
Our Chief Executive Officer, Christian Kanstrup joined us on September 1, 2023. Christian Kanstrup has more than 25 years of experience in the life science industry, coming from a position of Executive Vice President at Mediq before joining Evaxion. Prior to that, Christian held a broad range of senior management roles at Novo Nordisk A/S, latest as Senior Vice President and global head of Biopharm Operations. Prior to that Christian among others held senior leadership roles within the commercial part of the business as well as within strategy and corporate development. Christian also holds various board and advisory positions in the life science industry, advising on corporate strategy and company growth.
Jesper Nyegaard Nissen joined as Chief Operating Officer in 2022 and was also appointed interim Chief Financial Officer in 2023. For over 25 years, Jesper Nyegaard Nissen has worked broadly across the pharma value chain in global operations positions at Novo Nordisk anchored in research and finance. He has covered business areas across a variety of focus points, including finance operation, external innovation and collaborations, digitalization of business process optimization, development and shaping of organizational capacities, and implementation of performance and process improvement structures.
Our Chief Science Officer, Birgitte Rønø, joined in 2017 and was appointed CSO in 2021. Dr. Rønø has more than 20 years’ experience in biopharmaceutical drug discovery from academia and industry and received her PhD in experimental oncology and immunology from National Institutes of Health, Bethesda, USA, and Copenhagen University Hospital, Denmark. Prior to joining Evaxion, Birgitte Rønø served as a specialist, team leader and project manager at Novo Nordisk A/S, where she was leading early drug discovery projects, evaluating in-licensing opportunities, and supporting drug development projects with pre-clinical and biomarker expertise.
Andreas Holm Mattsson serves as Chief AI Officer at Evaxion Biotech, where he’s been at the forefront in silico-based vaccine target discovery. He has played a key role in developing Evaxion’s innovative AI-Immunology platform, a proprietary AI technology for identifying novel vaccine targets for cancer and infectious diseases. Andreas brings a strong educational background in bioinformatics from the Technical University of Denmark and has previously worked at Novo Nordisk. Since founding Evaxion in 2008, he has been an essential part of the company’s growth, serving in various executive roles.

In August 2023, Per Norlén, our Chief Executive Officer, or CEO, stepped down and Christian Kanstrup assumed Per Norlén duties as CEO.
In July 2023 Bo Karmark, our Chief Financial Officer, or CFO, stepped down and Jesper Nyegaard Nissen assumed Bo Karmarks duties as CFO. In March 2023, Dr. Erik Deichmann Heegaard, our Chief Medical Officer, or CMO, at the time stepped down and Dr. Norlén along with our Vice President of Clinical Development assumed Dr. Heegaard’s duties as CMO.
Family Relationships
There are no family relationships among any of our directors and/or executive management.
Compensation
Compensation of Executive Management and Directors
As of the date of this Form F1, our executive management consists of our Chief Executive Officer, Chief Operating Officer, Chief AI and Culture Officer, Chief Scientific Officer and Chief Financial Officer. The members of our executive management are eligible to receive an annual performance-based cash bonus subject to certain predefined corporate and individual goals as determined by our board of directors on an annual basis. The members of our executive management are also eligible to receive an extraordinary bonus at the discretion of our board of directors. This financial information has been prepared by and is the responsibility of our management. Our independent registered public accounting firm, EY Godkendt Revisionspartnerselskab, has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, EY Godkendt Revisionspartnerselskab does not express an opinion or any other form of assurance with respect thereto. These results could change as a result of further review. Complete financial results for the year ended December 31, 2023 will be included in our Annual Report on Form 20-F.
The following table presents compensation received by our executive management, for the years ended December 31, 2023, 2022, and 2021.
	Years Ended December 31,
	2023	2022	2021
	(USD in thousands)
Per Norlén (CEO)(7)
Salary	346	85	—
Bonus	—	8	—
Other employee benefits	—	21	—
Total	346	114	—
Bo Karmark (CFO)(9)
Salary	332	160	—
Bonus	—	74	—
Other employee benefits	—	35	—
Total	332	269	—
Jesper Nygaard Nissen (COO and CFO)(10)
Salary	267	209	—
Bonus(11)	27	44	—
Other employee benefits(11)	6	39	—
Total	300	292	—
Lars Staal Wegner(6)

	Years Ended December 31,
	2023	2022	2021
	(USD in thousands)
Salary	—	352	378
Bonus	—	71	105
Other employee benefits	—	(16)	127
Total	—	407	610
Niels Iversen Møller (CBO)(3)
Salary	—	67	245
Bonus	—	6	23
Other employee benefits	—	2	—
Total	—	75	268
Andreas Holm Mattsson (CAICO)
Salary	232	229	245
Bonus(11)	12	68	45
Other employee benefits(11)	3	22	—
Total	247	319	290
Erik Deichmann Heegaard, Ph.D., DMSc (CMO)(4)
Salary	267	265	214
Bonus	—	52	52
Other employee benefits	—	162	266
Total	267	479	532
Birgitte Rønø, Ph.D. (CSO)(5)
Salary	232	235	110
Bonus(11)	23	45	33
Other employee benefits(11)	7	56	56
Total	262	336	199
Christian Kanstrup (CEO)(8)
Salary	115	—	—
Bonus(11)	12	—	—
Other employee benefits(11)	97	—	—
Total	224	—	—
Glenn S. Vraniak(1)
Salary	—	—	310
Bonus	—	—	73
Other employee benefits (2)	—	—	65
Total	—	—	448

(1)
Mr. Vraniak resigned as the Chief Financial Officer of the Company effective November 1, 2021.

(2)
In 2019, Mr. Vraniak our CFO at the time, was issued 150,660 warrants. The terms of the warrants issued to Mr. Vraniak were amended, resulting in an acceleration of stock-based compensation expense in 2020. Mr. Vraniak resigned as our CFO effective November 1, 2021.

(3)
Effective November 1, 2021, Mr. Møller became our Interim Chief Business Officer.

(4)
Dr. Heegaard joined our company in April 2021 as CMO and did not receive any compensation from us in 2019 and 2020. Dr. Heegaard has been terminated as CMO on March 31, 2023 and his last day of employment is March 31, 2024.

(5)
Dr. Rønø was appointed Chief Scientific Officer in September 2021. Prior to September 2021, Dr. Rønø was a non-executive employee. The salary above is for the period July 1, 2021 to December 31, 2021, as Dr. Rønø took the responsibility on July 1, 2021.

(6)
Dr. Wegner stepped down as CEO in September 2022 and Dr. Wegner’s employment terminated on December 31, 2022.

(7)
Dr. Norlén stepped down as CEO in August 2023 and Dr. Norlén’s employment is terminated on August 31, 2024.

(8)
Mr. Kanstrup was appointed Chief Executive Officer in September 2023. The salary above is for the period September 1, 2023 to December 31, 2023, as Mr. Kanstrup took on the responsibility on September 1, 2023.

(9)
Bo Karmark stepped down as CFO in July 2023 and Mr. Karmarks employment ends without further notice on Februry 29, 2024

(10)
Following the termination of the CFO Mr. Karmark, the COO Jesper Nyegaard Nissen, on August 1, 2023, took on the duties of the Chief Financial Officer acting as Interim CFO.

(11)
Bonus and other employee benefits regarding 2023 will be paid out in January 2024.

The following table lists compensation to our board of directors for the years ended December 31, 2023, 2022, and 2021:
	Years Ended December 31,
	2023	2022	2021
	(USD in thousands)
Marianne Søgaard (Chairman of the Board of Directors)(1)
Board and committee fees	146	132	121
Other Fee	17	23	—
Share-based compensation(7)	75	10	45
Total	166	165	166
Roberto Prego
Board and committee fees	63	57	55
Other Fee	—	—	—
Share-based compensation(7)	5	5	14
Total	68	62	69
Steven Projan(6)
Board and committee fees	24	63	59
Other Fee	—	—	—
Share-based compensation	—	5	14
Total	24	68	73
Lars Holtug(4)
Board and committee fees	59	59	36
Other Fee	—	—	—
Share-based compensation(7)	5	5	14
Total	64	64	50
Helen M. Boudreau(2)
Board and committee fees	—	—	24

	Years Ended December 31,
	2023	2022	2021
	(USD in thousands)
Other Fee	—	—	—
Share-based compensation	—	—	—
Total	—	—	24
Jo Ann Suzich(3)
Board and committee fees	—	—	18
Other Fee	—	—	—
Share-based compensation	—	—	—
Total	—	—	18
Niels Iversen Møller(5)
Board and committee fees	52	45	—
Other Fee	22	—	—
Share-based compensation(7)	5	4	—
Total	79	49	—

(1)
Ms. Søgaard was appointed as Chairman of the Board on November 25, 2020.

(2)
Ms. Boudreau elected not to stand for re-election to the Board in 2021.

(3)
Ms. Suzich elected not to stand for re-election to the Board in 2021.

(4)
Mr. Holtug was elected as a member of the Board at the 2021 Annual General Meeting held on May 25, 2021.

(5)
Dr. Møller was appointed as a member of the Board in 2022.

(6)
Dr. Projan stepped down from his position as member of the Board effective from May 24, 2023.

(7)
Share-based compensation regarding 2023 was granted by the Board on December 11, 2023.

No member of the board of directors is entitled to any kind of compensation upon retirement from his or her position as a member of the board of directors. We have not allocated funds for any pension benefits, severance schemes or similar measures, or undertaken any other obligations to do so on behalf of the board of directors, and we have no obligation to do so.
The following table lists aggregate compensation to our employees, excluding executive management and board of directors, and subsequently aggregate executive management compensation and Board of Directors compensation for the years ended December 31, 2023, 2022 and 2021:
	Years Ended December 31,
	2023	2022	2021
	(USD in thousands)
Employee costs, excluding Executive Management and Board of Directors
Salaries	5,521	6,201	5,743
Cash bonus	269	421	337
Share-based compensation	111	592	778
Other social security contributions	18	19	28
Other staff costs	196	389	364
Total employee costs, excluding Executive Management and Board of Directors	6,115	7,622	7,250
Executive Management compensation

	Years Ended December 31,
	2023	2022	2021
	(USD in thousands)
Salaries	1,792	1,602	1,502
Cash bonus	138	368	331
Share-based compensation	200	321	514
Other social security contributions	—	—	—
Other staff costs	—	—	—
Total Executive Management compensation	2,130	2,291	2,347
Board of Directors compensation
Board and committee fees	383	379	313
Travel allowance	—	—	—
Share-based compensation	90	29	87
Total board of directors compensation	473	408	400
Total employee costs	8,718	10,321	9,997
Recognized as follows in the Statement of Comprehensive Loss:
Research and development expenses	6,451	8,156	7,845
General and administrative expenses	2,267	2,165	2,152
Total employee costs	8,718	10,321	9,997
Average number of full-time employees	54	60	53
Number of full-time employees	49	63	61
Executive Management Agreements
Christian Kanstrup, M.Sc.
In August 2023, we entered into an executive service contract with Mr. Kanstrup, who started in September 2023. Mr. Kanstrup’s executive service contract also confirms his title, base salary, his eligibility for an annual bonus, and his eligibility for benefits and provides for certain benefits upon termination of his employment under specified conditions. Mr. Kanstrup’s employment under the executive service contract continues until terminated by us or Mr. Kanstrup. We may terminate Mr. Kanstrup’s employment for any reason with 9 months’ notice and Mr. Kanstrup may terminate his employment with three months’ notice.
Jesper Nyegaard Nissen, M.Sc.
In January 2022, we entered into an executive service contract with Mr. Nissen, who started in March 2022. Mr. Nissen’s executive service contract also confirms his title, base salary, his eligibility for an annual bonus, and his eligibility for benefits and provides for certain benefits upon termination of his employment under specified conditions. Mr. Nissen’s employment under the executive service contract continues until terminated by us or Mr. Nissen. We may terminate Mr. Nissen’s employment for any reason with 9 months’ notice and Mr. Nissen may terminate his employment with three months’ notice.
Birgitte Rønø, Ph.D.
In September 2021, we entered into an executive service contract with Dr. Rønø. The contract confirms Dr. Rønø’s employment by the Company since September 2017. Dr. Rønø’s executive service contract also confirms her title, base salary, her eligibility for an annual bonus, and her eligibility for benefits and provides for certain benefits upon termination of her employment under specified conditions. Dr. Rønø’s employment under the executive service contract continues until terminated by us or Dr. Rønø. We may terminate Dr. Rønø’s employment for any reason with 12 months’ notice and Dr. Rønø may terminate her employment with three months’ notice.

Andreas Holm Mattsson
In September 2020, we entered into an executive service contract with Mr. Mattsson. The executive service contract confirms Mr. Mattsson’s title, his base salary, his eligibility for an annual bonus, and his eligibility for benefits and also provides for certain benefits upon termination of his employment under specified conditions. Mr. Mattsson’s employment under the executive service contract continues until terminated by us or Mr. Mattsson. We may terminate Mr. Mattsson’s employment for any reason with 12 months’ notice and Mr. Mattsson may terminate his employment with three months’ notice.
Board of Directors
Descriptions and summaries of the prior business experience of the members of our board of directors are described in “Board practices” below.
Warrant Incentive Plan
Our directors, executive management, employees, consultants, and advisors are eligible to participate in our warrant incentive program. Warrants have been issued by the board of directors pursuant to valid authorizations in our articles of association or by the shareholders acting in general meeting.
The terms and conditions of the warrants have, in accordance with applicable Danish laws and regulations, been incorporated into our articles of association as appendices 1-3 and 5.
Warrants granted to our directors, executive management and employees during 2023
During 2023, the Company granted 416,074 warrants, of which 169,167 were granted to its Chief Executive Officer (“CEO”), 6,250 were granted to its Chief AI and Culture Office, 12,500 were granted to its Chief Scientific Officer and 12,500 were granted to its Chief Operating Officer. All granted employee and management warrants vest with 1/36 part per month. Board warrants vest with 1/12 part per month. The weighted average exercise price of the warrants granted during 2023 was USD 1.30 per warrant.
Warrants granted during 2022
During 2022, the Company granted 491,612 warrants, of which 35,000 were granted to its Chief AI and Culture Officer (“CAICO”), 25,000 were granted to its Chief Scientific Officer (“CSO”), 61,667 were granted to its Chief Financial Officer (“CFO”), 25,000 were granted to its Chief Medical Officer (“CMO”), 45,833 were granted to its Chief Operating Officer (“COO”), 3,125 were granted to its Chief Business Officer (“CBO”) and 53,125 were granted to its Chief Executive Officer (“CEO”). All granted warrants will vest over 36 months. The weighted average exercise price of the warrants granted during 2022 was USD 2.24 per warrant.
Warrants granted during 2021
In June 2021 62,147 warrants were granted to the Chief Medical Officer with an exercise price of DKK 1 per warrant. The warrants vest over 36 months.
In December 2021 523,599 warrants were granted to employees, members of the board of directors and members of executive management with an exercise price of USD 5.38 per warrant. The warrants vest over 36 months for employees and executive management. For the board of directors, warrants vest immediately.
General matters related to warrants granted under Warrant Incentive Plan
As of December 31, 2023, our board of directors is authorized to issue an additional 6,568 warrants to members of the company’s board of directors and executive management as well as key-employees, advisors and consultants during the period ending January 3, 2026.
The grant of warrants to any participant is at the discretion of our board of director and based on the recommendation of our Compensation Committee. The board of directors may determine the terms and conditions of the warrants issued, including exercise periods, subscription price and adjustments caused by changes to our company’s share capital.
Warrants granted for the years 2016 – 2018 vest upon certain exit or liquidation events, which include an event such as the closing of our IPO in February 2021. Warrants granted for the years 2019 – 2021 generally vest with 1/36th per month. However, in relation to all warrants granted and issued prior to the closing of our IPO, our board of directors established four annual exercise windows in which warrants may be exercised following the completion of our IPO. The first such exercise window began in November 2021.
Warrants granted before or during the second quarter of 2021 have an exercise price of DKK 1 per warrant.
Warrants granted before or during 2019 expire December 31, 2036. Warrants granted thereafter expire December 31, 2031.
The table below provides an overview of the warrants granted to our board of directors and executive management as of December 31, 2023.
Name	Grant Date	Number of Ordinary Shares Underlying Warrants
Marianne Søgaard (Chairman)	2018 – 2023	188,487
Niels Iversen Møller (Director)	2022 – 2023	8,750
Lars Holtug (Director)	2021 – 2023	14,583
Roberto Prego (Director)	2017 – 2018, 2021 – 2023	48,747
Jesper Nyegaard Nissen (COO)	2022 – 2023	58,333
Andreas Holm Mattsson (CAICO)	2022 – 2023	41,250
Birgitte Rønø (CSO)	2017 – 2019, 2021 – 2022	111,876
Christian Kanstrup (CEO)	2023	169,167
Warrants granted to investors and consultants
Warrants granted during 2023
In August the company granted 150,000 warrants to a consultant. 37,500 of such warrants vested on 20 November 2023, 37,500 warrants vest on 20 February 2024, 37,500 warrants vest on 20 May 2024 and 37,500 warrants vest on 20 August 2024. The warrants granted and vested may be exercised until and including 19 September 2026.
Furthermore, In December the company granted 9,726,898 warrants to investors. Such warrants vested immediately and may be exercised until 21 December 2026.
As of December 31, 2023, our board of directors is authorized to issue 728,964 warrants to the company’s investors during the period ending November 23, 2025.
As of December 31, 2023, our board of directors is authorized to issue 20,123,102 warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries during the period ending May 1, 2027.
Insurance and Indemnification
Under Danish law, members of the board of directors or senior management may be held liable for damages in the event that loss is caused due to their negligence. They may be held jointly and severally liable for damages to the company and to third-parties for acting in violation of the articles of association and Danish law.
The general meeting is permitted to discharge our directors and members of our executive management from liability for any particular financial year based on a resolution relating to the period covered by the financial statements for the previous financial year. This discharge means that the general meeting will relieve such directors and members of our executive management from liability to us. However, the general meeting cannot discharge any claims by individual shareholders or other third parties. In addition, the discharge can be set aside in case the general meeting prior to its decision to discharge was not presented with all reasonable information necessary for the general meeting to assess the matter at hand.
Additionally, we have agreed to indemnify our directors and members of our executive management and employees in relation to certain claims. We will not, however, indemnify our directors, executive management and employees, in respect of: (i) claims against a person pursuant to Danish law raised before the Danish Courts, except claims arising from the offer, sale and listing of our securities in the United States and/or our subsequent status as a listed company in the United States, including in respect of our reports filed with or furnished to the SEC; (ii) claims against a person for damages and legal costs related to criminal and/or grossly negligent or willful acts or omissions committed by the indemnified person; (iii) claims against an indemnified person, which is attributable to the gaining or purported gaining of any profit or advantage to which the indemnified person or any related natural or legal person was not legally entitled; (iv) claims covered by insurance; (v) claims brought against the indemnified person by the Company or any subsidiary of the Company; and (vi) any sum payable to a regulatory authority by way of a penalty in respect of the indemnified person’s personal non-compliance with any requirement of a regulatory nature howsoever arising. The indemnification will be limited to a maximum amount per claim per person equivalent to the gross proceeds obtained by us in connection with the offering of ADSs in the United States. The indemnification shall remain in force for a period of five years after the resignation of the indemnified person from the company or its subsidiaries, if the claims made within such period are related to such person’s services to us.
There is a risk that such indemnification will be deemed void under Danish law, either because the indemnification is deemed contrary to the rules on discharge of liability in the Danish Companies Act (Selskabsloven) as set forth above, because the indemnification is deemed contrary to sections 19 and 23 of the Danish Liability for Damages Act (Erstatningansvarsloven), which contain mandatory provisions on recourse claims between an employee (including members of our executive management) and the company, or because the indemnification is deemed contrary to the general provisions of the Danish Contracts Act (Aftaleloven).
In addition, we provide our directors and executive management with directors’ and officers’ liability insurance.
Board practices
Members of Our Board of Directors
Our Board of Directors
The following table sets forth certain information relating to our board of directors as of the date of this F1. The terms of office of all of our directors expire at the next annual general meeting to be held in 2024. All directors are eligible for re-election.
Name	Position	Age	Independent	Year of first appointment	Expiration of current term
Marianne Søgaard(1)(2)(3)(4)	Chairman	55	Independent	2020	2024
Roberto Prego(1)(2)(3)(4)	Member	53	Independent	2018	2024
Lars Holtug(2)(3)	Member	65	Independent	2021	2024
Niels Iversen Møller(1)(4)	Member	45	No	2022	2024

(1)
Member of Nominating and Corporate Governance Committee

(2)
Member of Audit Committee

(3)
Member of Compensation Committee

(4)
Member of Capital market, communication and BD Committee

The following is a brief summary of the prior business experience of the members of our board of directors:
Marianne Søgaard joined us in 2018 as an executive and legal advisor and in November 2020 she was elected and became the Chairman of our board of directors. In 1996, Ms. Søgaard joined Kammeradvokaten/Law Firm Poul Schmith where she worked for more than 20 years as a lawyer, primarily working with technology and processes to acquire technology solutions. For more than 17 years, Ms. Søgaard was a partner at Kammeradvokaten/Law Firm Poul Schmith and from January 2014 to March 2017 she served on the board of directors of the law firm. Ms. Søgaard serves as a member of the board of directors at various privately held companies e.g. Altapay A/S a payment solution company, PiiGuard a software solution for personal data, and including being the chairperson of the board at Garbanzo ApS, a small startup food company. Ms. Søgaard received her Master of Law degree from Aarhus Universitet in 1993.
In preparation of becoming a publicly traded company in the United States and in order to ensure compliance with the requirements of a company listed on the Nasdaq Capital Market, we underwent a restructuring of our Board. In connection therewith, on November 4, 2020, we asked our Chairman, Kim Bjoernstrup, to step down from the Board, and Mr. Bjoernstrup submitted his resignation. In his place, the Board nominated Marianne Søgaard for the position of Chairman of the Board, subject to the approval of our shareholders.
Roberto Prego joined us in 2018. Mr. Prego has over 20 years of pharmaceutical experience and was one of our first outside investors. Mr. Prego was with Teva Venezuela as its General Manager from 1998 to 2012 and with Teva Latin American Region as its Head of Region from 2011 to 2015. Since 2015, he has served as the General Manager of Viax Dental Technologies, a research and development venture firm in the dental field. Mr. Prego has a B.S. in Economics from Universidad Católica Andrés Bello in Caracas, Venezuela and an M.B.A. from Fuqua School of Business at Duke University.
Lars Holtug joined us in 2021. Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab, or PwC from 1993 to 2015. Mr. Holtug also currently serves as a board member of Ascendis Pharma and as chairman of Erhvervsinvest Management A/S, a private equity firm, of Gaming Investment A/S, a gaming solutions provider, and its 11 subsidiaries, and of Caretag ApS, a healthcare technology comopany. Previously, he was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998. Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark
Niels Iversen Møller, M.D. is one of our co-founders. Dr. Møller joined our Board in 2022. From our inception in 2008 until August 2017, Dr. Møller was our Chief Executive Officer and in 2016, he was awarded “CEO of the Year” in the vaccine industry by European CEO. From August 2017 to November 2021, Dr. Møller served as our Chief Business Officer. Beginning on November 1, 2021, Dr. Møller replaced Mr. Vraniak as our Interim Chief Financial Officer and served in that position until August 2022, when he stepped down to join our Board and was replaced by Bo Karmark. From 2009 to 2011 he was a Medical Director within the area of Companion Diagnostics for Medical Prognosis A/S and from 2008 to 2009 he was a Medical Advisor within the area of cancer and biopharmaceuticals for AstraZeneca. Dr. Møller began this career at Servier Pharmaceuticals as Marketing Manager. Dr. Møller received his M.D. from the University of Copenhagen and his BA in Economics from Copenhagen Business School.

Director Compensation Policy
Our board of directors and shareholders have approved and adopted a policy with respect to the compensation payable to our directors, which became effective as of January 1, 2022. Under this policy, each director will be eligible to receive compensation for his or her service on the board of directors and for service on each committee on which the director is a member, which will consist of annual cash retainers. Our directors have received the following annual cash payments for their service in 2023:
Board Member	Position	Committees	Retainer
Marianne Søgaard	Chairman	Audit, Nominating and Corporate Governance, Compensation, Capital market Communication and BD Committee	$156,000
Roberto Prego	Director	Audit, Nominating and Corporate Governance, Compensation Committee, Capital Market, Communication and BD Committee	$63,000
Niels Iversen Møller	Director	Capital Market, Communication and BD Committee, Nominating and Corporate Governance Committee	$74,000
Lars Holtug	Director	Audit, Compensation	$59,000
Directors may also receive equity awards.
Directors will be reimbursed for travel, food, lodging and other expenses directly related to their service as directors. Directors are also entitled to the protection provided by their indemnification agreements.
Committees of our Board of Directors
Our Board of Directors has four standing committees: an Audit Committee, a Compensation Committee, a Capital Market, Communication and BD Committee, and a Nominating and Corporate Governance Committee.
Audit Committee
The audit committee consists of Lars Holtug, Roberto Prego and Marianne Søgaard, and assists the board of directors in overseeing our accounting and financial reporting processes. Mr. Holtug serves as chairperson of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Holtug is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules. The audit committee will be governed by a charter that complies with Nasdaq rules.
The audit committee’s responsibilities include, among other things:
•
recommending and supervising our external auditors;

•
pre-approve all non-audit services to be provided by any external auditors exceeding a cap determined by our board of directors;

•
providing our board of directors with advice regarding the proposed external auditors from time to time as well as evaluate the quality of work being performed by the external auditors;

•
ensuring that appropriate policies with regard to hiring employees from our external auditors are in place;

•
reviewing and monitoring the independence and quality of work being performed by our external auditors, especially the appropriateness of the provision of non-audit services;

•
evaluating the information contained in our external financial reporting;

•
reviewing our annual and quarterly financial statements prior to publication and/or filing (or submission, as the case may be) with the SEC;

•
informing our board of directors of the result of the statutory audit, including the financial reporting process;

•
monitoring the financial reporting process and submit recommendations or proposals to ensure its integrity and monitoring of remediation of the material weakness in internal controls over financial reporting;

•
evaluating the “going-concern” principle, including any special assumptions, qualifications and/or uncertainties related thereto;

•
evaluating the main accounting policies and principles applied including to make recommendations to our board of directors regarding whether these should be amended;

•
evaluating significant accounting estimates and judgments made and changes hereto;

•
reviewing and evaluating transactions with related parties;

•
evaluating relevant risks and uncertainties for the relevant year, e.g. in relation to the outlook in the financial reporting;

•
evaluating the overall presentation of our financial reporting in order to ensure that it provides a true and fair view of the financial position as well as our development and performance;

•
evaluating our compliance with relevant audit and accounting related laws and regulations;

•
supervising our internal audit program;

•
such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•
meeting separately, periodically, with management, internal auditors and the independent auditor.

Compensation Committee
The compensation committee consists of Roberto Prego, Lars Holtug and Marianne Søgaard. Mr. Prego serves as chairperson of the compensation committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard director fees. Although foreign private issuers are not required to meet this heightened standard, all of our compensation committee members are expected to meet this heightened standard. The compensation committee’s responsibilities include, among other things:
•
At least annually, review the compensation philosophy of the Company

•
Obtain information on market trends in executive compensation and shall review the competitiveness of the Company’s executive compensation programs to ensure (i) the attraction and retention of officers

•
At least annually, review and recommend to the Board for approval the corporate goals and objectives relevant to CEO and other officer compensation, evaluate CEO and officer performance in light of those goals and objectives, and review and recommend to the Board all compensation of the Company’s officers based on such evaluation

•
Periodically and as and when appropriate, review and recommend to the Board the following as they affect the Company’s officers: (i) any employment agreements and severance arrangements, including any amendments, supplements or changes thereto; (ii) any change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits and (iii) any special or supplemental compensation and benefits for the officers and individuals who formerly served as officers, including supplemental retirement benefits and the perquisites provided to them during and after employment

•
Oversee the Company’s compliance with the requirement under NASDAQ rules that, with limited exceptions, shareholders approve equity compensation plans. Subject to such shareholder approval, or otherwise required by the Exchange Act, the Code or other applicable law, the Committee shall have the power to periodically review and make recommendations to the Board regarding annual bonus, long-term incentive compensation, equity awards, employee pension and welfare benefit plans including 401(k) plans, employee share purchase plans, long-term incentive plans, management incentive plans and others and with respect to each plan shall have responsibility for making recommendations to the Board
•
Be responsible for recommending that the Board certify that any and all performance targets used for any performance-based compensation plans have been met before payment of any officer bonus or compensation or exercise of any officer award granted under any such plan(s)

•
Periodically review and make recommendations to the Board regarding policies concerning perquisite benefits

•
Determine the Company’s policy with respect to change of control or “parachute” payments

•
Monitor the Company’s compliance with applicable legal requirements of the Sarbanes Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable local laws and regulations relating to employee compensation and benefits

•
Review and make recommendations regarding the compensation policies applicable to all employees of the Company, including periodic reviews of the adequacy of the Company’s compensation structure, performance review procedures, employee turn-over and retention, successorship plans and other human resource issues

•
Review and discuss with the Executive Management of the Company the compensation disclosures to be included in the Company’s filings and submissions with the SEC

•
Periodically review and make recommendations to the Board with respect to the compensation of the Board’s non-management board members

•
Annually and with input from the Nominating and Corporate Governance Committee of the Board if deemed appropriate, perform an evaluation of the performance of the Committee and its members,

•
Annually and with input from the Nominating and Corporate Governance Committee if deemed appropriate, review and reassess this Charter and submit any recommended changes to the Board for its consideration

Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee consists of Marianne Søgaard, Roberto Prego and Niels Iversen Møller. Ms. Søgaard serves as chairperson of the nominating and corporate governance committee. The Nominating and Corporate Governance Committee’s responsibilities include, among other things:
•
Prior to each annual meeting of stockholders at which board members are to be elected or reelected, the Committee shall recommend to the Board for nomination by the Board such candidates as the Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.

•
After a vacancy arises on the Board or a member of the Board advises the Board of his or her intention to resign, the Committee shall recommend to the Board for appointment by the Board to fill such vacancy, such prospective member of the Board as the Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.

•
Annually, review the performance of each current board member and shall consider the results of such evaluation when determining whether or not to recommend the nomination of such board member for an additional term

•
In appropriate circumstances, the Committee, in its discretion, shall consider and may recommend the removal of a board member for cause, in accordance with the applicable provisions of the Rules of Procedure and applicable law

•
Oversee the Board in the Board’s review of its performance (including its composition and organization), which will occur once per fiscal year, and will make appropriate recommendations to improve performance

•
Make recommendations to the Board regarding governance matters, including, but not limited to, the Rules of Procedure, this Charter and the charters of the Board’s other committees

•
Review and assess the composition of the various committees of the Board and recommend, for approval by the Board, the assignment and rotation of Board members to such committees.

•
Develop, review and recommend to the Board the Rules of Procedure and, on a regular basis, review and recommend revisions to the Rules of Procedure

•
Develop and recommend to the Board a policy regarding the consideration of candidates to the Board recommended by the Company’s security holders and procedures for submission by security holders of nominee recommendations to the Board

•
Consider, develop and recommend to the Board such policies and procedures with respect to the nomination of members to the Board or other corporate governance matters as may be required or required to be disclosed pursuant to any rules promulgated by the Securities and Exchange Commission, NASDAQ, or otherwise considered to be desirable and appropriate in the discretion of the Committee

•
Review the leadership structure of the Board and provide the Board with any recommendations for changes in such leadership structure

•
Recommend to the Board the employment and appointment of future executive officers, as well as promotion and changes in position of incumbent executive officers upon review of their performance

•
Periodically report to the Board on its findings and actions

•
At least annually, perform an evaluation of the performance of the Committee and its members, including a review of the Committee’s compliance with this Charter, and provide any written material with respect to such evaluation to the Board, as appropriate, including any recommendations for changes in procedures or policies governing the Committee. The Committee shall conduct such evaluation and review in such manner as it deems appropriate

•
Review and reassess this Charter at least annually and submit any recommended changes to the Board for its consideration

Capital Market, Communication and BD Committee
The Capital Market, Communication and BD Committee consists of Marianne Søgaard, Roberto Prego and Niels Iversen Møller. Marianne Søgaard serves as chairperson of the Capital Market, Communication and BD Committee.
The Capital Market, Communication and BD Committee’s responsibilities include, among other things:
The committee will review and comment on the Company’s business development, capial market strategy and/or plan and whether the Company is being properly valued and positioned with shareholders whose investment objectives are consistent with the Company’s strategy of creating and attaining long-term shareholder value. Specifically, the Committee will:
•
Review and assess the overall capital markets activities, business development and communication strategy and/or plan periodically to determine its status and progress.

•
Periodically review issues that affect capital markets activities, business development and communication including trends in corporate governance, shareholder activism, and regulatory actions.

•
Monitor the results of the capital market activities, business development and communication strategy and/or plan and offer suggestions for improvement.

•
Ensure that Executive Management has allocated adequate resources to support the implementation and achievement of the objectives of the capital market activities, business development and communication strategy and/or plan.

•
Based on information provided by the Executive Management, make recommendations — as necessary — to the Board on possible actions with regard to shareholder engagement and value.

•
Receive and review information from various sources as necessary.

•
Participate to the extent necessary or desirable in meetings with investors or potential investors

Employees
As of December 31, 2023, 2022 and 2021, we had 49, 63 and 61 employees, respectively. All of our employees are engaged in either general and administrative or research and development functions.
Share Ownership
Major Shareholders
The following table presents information, as of January 29, 2024, regarding the beneficial ownership of our ordinary shares: (i) prior to the consummation of the offering and (ii) as adjusted to reflect the sale of the ADSs representing ordinary shares in the offering (assuming none of the persons or entities listed below purchases any ADSs in this offering), for:
•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

•
each of our directors and members of our executive management individually; and

•
each of our directors and members of our executive management as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our board of directors or members of our executive management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of January 29, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
The percentage of outstanding ordinary shares is computed on the basis of 40,540,546 ordinary shares, DKK 1 nominal value per share, each outstanding as of January 29, 2024.
The percentage of shares beneficially owned on an as adjusted basis after the offering is based on 48,115,546 shares to be outstanding after the offering after giving effect to the completion of this offering, assuming the pre-funded warrants are not exercised, Ordinary shares that a person has the right to acquire within 60 days of January 29, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our board of directors or executive management as a group. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Unless otherwise indicated, the business address for each beneficial owner is Dr. Neergaards Vej 5F, 2970 Hørsholm, Denmark.

	Before Offering		After Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% or Greater Shareholders
NIMedical Holding ApS(1)	4,232,893	10.4	4,232,893	8.0
Mattsson Holding af 2008 ApS(2)	4,142,521	10.2	4,142,521	8.6
Merck Global Innovation Fund LLC(3)	4,595,588	10.7	7,720,588	15.3
Executive Management
Christian Kanstrup(4)	1,493,014	3.6	1,493,014	3.1
Andreas Holm Mattsonb(2)	4,267,931	10.5	4,267,931	8.9
Jesper Nyegaard Nissen(5)	99,913	*	99,913	*
Birgitte Rønø(6)	148,123	*	148,123	*
Directors
Roberto Prego(7)	539,069	1.3	539,069	1.1
Niels Iverson Møller(1)	4,292,678	10.6	4,292,678	8.9
Lars Holtug(8)	157,891	*	157,891	*
Marianne Søgaard(9)	1,684,547	4.1	1,684,547	3.4
All current directors and executive management, as a group (8 persons)	12,683,165	29.7	12,683,165	25.3

*
Represents beneficial ownership of less than 1%

(1)
Consists of 4,232,893 ordinary shares held by NIMedical Holding ApS, which is a personal investment company wholly-owned by Dr. Møller.

(2)
Consists of 4,142,521 ordinary shares held by Mattsson Holding af 2008 ApS, which is a personal investment company wholly-owned by Mr. Mattsson.

(3)
Includes 2,297,704 shares subject to Warrants that are exercisable within 60 days of January 29, 2024. Does not include 3,125,000 shares subject to Series A Warrants that are not exercisable within 60 days of January 29, 2024, due to a beneficial ownership blocker in the Series A Warrants limiting beneficial ownership to 9.99%.

(4)
Include 757,720 shares subject to Warrants that are exercisable within 60 days of January 29, 2024.

(5)
Include 70,263 shares subject to Warrants that are exercisable within 60 days of January 29, 2024.

(6)
Include 63,148 shares subject to Warrants that are exercisable within 60 days of January 29, 2024.

(7)
Include 111,358 shares subject to Warrants that are exercisable within 60 days of January 29, 2024.

(8)
Include 136,909 shares subject to Warrants that are exercisable within 60 days of January 29, 2024.

(9)
Include 24,687 shares subject to Warrants that are exercisable within 60 days of January 29, 2024.

(10)
Include 84,362 shares subject to Warrants that are exercisable within 60 days of January 29, 2024.

(11)
Include 867,532 shares subject to Warrants that are exercisable within 60 days of January 29, 2024.

Holdings by United States Shareholders
As of January 29, 2024, approximately six percent (6%) of our issued and outstanding ordinary shares were held by ten (10) United States record holders. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.
Significant Changes in Percentage Ownership
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To Evaxion’s knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with Evaxion’s initial public offering in the United States, there has been no significant change in the percentage ownership held by the major shareholders listed above in the last three years, except as discussed below in “Related Party Transactions.”
Related Party Transactions
Below is a summary of our grants, agreements, and transactions since January 1, 2017 in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive management or holders of more than 10% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
Share-based Awards to Directors and Executive Management
We have granted share-based awards to certain of our directors and executive management. For more information regarding the warrants granted to our executive management and directors see the section herein entitled “Warrant Incentive Plan”.
Employment Agreements and Indemnification Agreements
We have entered employment agreements with each member of our executive management and intend to enter into indemnification agreements with each member of our executive management and each of our directors. For more information see the sections herein entitled “Compensation of Executive Officers and Directors” and “Insurance and indemnification.”
Policies and Procedures for Related Person Transactions
Prior to our IPO, we have not had a formal policy regarding approval of transactions with related parties. We have adopted a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.
Interests of Experts and Counsel
Not applicable.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following describes our issued share capital, summarizes the material provisions of our articles of association and highlights certain differences in corporate law in the Kingdom of Denmark and Delaware corporate law, the law under which many publicly listed companies in the United States are incorporated. Please note that this summary is not intended to be exhaustive. For further information, please refer to the full version of our articles of association, which are included as an exhibit to the registration statement of which this prospectus is a part.
Introduction
Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our articles of association and relevant provisions of the Danish Companies Act. The summary includes certain references to and descriptions of material provisions of our articles of association to be effective in connection with the consummation of the offering and Danish law in force as of the date of this prospectus. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our articles of association. Further, please note that as an ADS holder you will not be treated as one of our shareholders and will not have any shareholder rights.
General
We were incorporated under the laws of Denmark on August 11, 2008, as a private limited liability company (in Danish: Anpartsselskab, or ApS) and are registered with the Danish Business Authority (in Danish: Erhvervsstyrelsen) in Copenhagen, Denmark under registration number 31762863. On March 29, 2019, our company was converted into a public limited liability company (in Danish: Aktieselskab, or A/S). The ADSs were publicly listed for trading on The Nasdaq Capital Market under the symbol “EVAX” on February 5, 2021. Our principal executive offices are located at Dr. Neergaards Vej 5f, DK-2970 Hørsholm, Denmark and our telephone number is + 45 53 53 18 50.
Our website address is www.evaxion-biotech.com. The information on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only.
Development of the Share Capital
As January 29, 2024, our registered, issued and outstanding share capital was nominal DKK 40,540,546 divided into 40,540,546 ordinary shares of DKK 1. The development of our share capital since December 31, 2016 to January 26, 2024 is set forth in the table below. The below Price Per Share (DKK) is based on the registrations with the Danish Business Authority.
Date	Transaction	Share Capital After Transaction	Price Per Share (DKK) (Rounded)
August 2008	Formation (Nominal DKK 1)	250,000	1.00
March 2014	Cash contribution (Nominal DKK 1)	268,148	120.00
December 2014	Cash contribution (Nominal DKK 1)	316,751	178.22
December 2015	Cash contribution (Nominal DKK 1)	336,549	435.76
March 2016	Cash contribution (Nominal DKK 1)	342,880	432.12
September 2017	Cash contribution (Nominal DKK 1)	358,806	1,034.75
March 2019	Transfer of reserves (Nominal DKK 1)	717,612	1.00
July 2019	Cash contribution and debt conversion (Nominal DKK 2)	836,994	914.71(avg)
December 2019	Cash contribution (Nominal DKK 1)	843,564	1,037.50
September 2020	Cash contribution (Nominal DKK 1)	884,974	1,002.90

Date	Transaction	Share Capital After Transaction	Price Per Share (DKK) (Rounded)
October 2020	Cash contribution (Nominal DKK 1)	899,926	1,008.45
January 2021	Share split 2-for-1 (Nominal DKK 1)	899,926	—
January 2021	Bonus share issuance 17-for-1(Nominal DKK 1)	16,198,668	—
February 2021	Initial public offering (3,000,000 ADSs / 3,000,000 new share issue)	19,198,668	61.99
November 2021	Follow-on public offering (3,942,856 ADSs / 3,942,856 new share issue)	23,141,524	45.00
November 2021	Cash contribution (Nominal DKK 1)	23,184,656	1.00

November 2021	Cash contribution (Nominal DKK 1)	23,203,808	1.00
April 2022	Cash contribution (Nominal DKK 1)	23,257,880	1.00
June 2022	Cash contribution (Nominal DKK 1)	23,350,193	1.00
June 2022	Cash Contribution (Nominal DKK 1)	23,387,858	1.00
June 2022	Conversion of Debt (Nominal DKK 1)	23,816,430	19.54
June 2022	Cash Contribution (Nominal DKK 1)	23,833,694	1.00
August 2022	Cash Contribution (Nominal DKK 1)	23,926,007	1.00
August 2022	Cash Contribution (Nominal DKK 1)	23,967,092	1.00
September 2022	Cash Contribution (Nominal DKK 1)	23,977,928	1.00
October 2022	JonesTrading Sales Agreement (23,405 ADSs / 23,405 new share issue)	24,001,333	21.67
October 2022	JonesTrading Sales Agreement (26,396 ADSs / 26,396 new share issue)	24,027,729	21.83
October 2022	JonesTrading Sales Agreement (64,601 ADSs / 64,601 new share issue)	24,092,330	22.60
December 2022	Cash contribution (Nominal DKK 1)	24,134,963	1.00
December 2022	JonesTrading Sales Agreement (4,450 ADSs / 4,450 new share issue)	24,139,413	15.62
January 2023	JonesTrading Sales Agreement (186,584 ADSs / 186,584 new share issue)	24,325,997,	13.82
January 2023	JonesTrading Sales Agreement (447,829 ADSs / 447,829 new share issue)	24,773,826,	13.40
January 2023	JonesTrading Sales Agreement (94,278 ADSs / 94,278 new share issue)	24,868,104	12.59
January 2023	JonesTrading Sales Agreement (259,407 ADSs / 259,407 new share issue)	25,127,511	12.24
January 2023	JonesTrading Sales Agreement (79,657 ADSs / 79,657 new share issue)	25,207,168	11.47
January 2023	JonesTrading Sales Agreement (71,678 ADSs / 61,678 new share issue)	25,278,846	11.19
February 2023	JonesTrading Sales Agreement (96,271 ADSs / 96,271 new share issue)	25,375,117	12.42
February 2023	JonesTrading Sales Agreement (1,003,802 ADSs / 1,003,802 new share issue)	26,378,919	13.86

Date	Transaction	Share Capital After Transaction	Price Per Share (DKK) (Rounded)
February 2023	JonesTrading Sales Agreement (42,808 ADSs / 42,808 new share issue)	26,421,727	11.79
March 2023	JonesTrading Sales Agreement (16,280 ADSs 16,280 new share issue)	26,438,007	8.94
May 2023	Cash Contribution (Nominal DKK 1)	26,572,737	1.00
May 2023	Cash Contribution (Nominal DKK 1)	26,623,862	1.00
June 2023	Cash Contribution (Nominal DKK 1)	26,773,862	1.00
June 2023	JonesTrading Sales Agreement (861,614 ADSs* / 861,614 new share issue	27,635,476	12.03
June 2023	Cash Contribution (Nominal DKK 1)	27,640,300	1.00
July 2023	Jones Trading Sales Agreement (11,348 ADSs* / 11,348 new share issue)	27,651,648	8,43
September 2023	Cash Contribution (Nominal DKK 1)	27,662,484	1.00
September 2023	Jones Trading Sales Agreement (54,099 ADSs* / 54,099 new share issue)	27,716,583	5.50
September 2023	Jones Trading Sales Agreement (51,750 ADSs* / 51,750 new share issue)	27,768,333	5.33
September 2023	Jones Trading Sales Agreement (45,807 ADSs* / 45,807 new share issue)	27,814,140	5.29
October 2023	Jones Trading Sales Agreement (54,829 ADSs* / 54,829 new share issue)	27,868,969	6.04
November 2023	Jones Trading Sales Agreement (50,281 ADSs* / 50,281 new share issue)	27,919,250	7.92
November 2023	Jones Trading Sales Agreement (19,387 ADSs* / 19,387 new share issue)	27,938,637	4.95
November 2023	Jones Trading Sales Agreement (77,119 ADSs* / 77,119 new share issue)	27,015,756	5,08
November 2023	Jones Trading Sales Agreement (43,950 ADSs* / 43,950 new share issue)	28,059,706	5.19
November 2023	Jones Trading Sales Agreement (21,136 ADSs* / 21,136 new share issue)	28,080,842	5.40
November 2023	Jones Trading Sales Agreement (24,316 ADSs* / 24,316 new share issue)	28,105,158	5.61
December 2023	Jones Trading Sales Agreement (65,724 ADSs* / 65,724 new share issue)	28,170,882	5.63
December 2023	Capital Increase (PIPE) (9,726,898 ADSs* / 9,726,898 new share issue)	37,897,780	3.71
January 2024	Cash Contribution (Nominal DKK1)	37,906,996	1.00
January 2024	Jones Trading Sales Agreement (263,355 ADSs / 2,633,550 new share issue)	40,540,546	6.73

*
Does not take into account ADS Ratio Change of January 22, 2024.

Authorizations to the Board of Directors
As of Janury 26, 2024, our board of directors is authorized to increase the share capital as follows:
•
The board of directors is until November 23, 2025, authorized, on or more occasions, to issue warrants to the company’s investors entitling the holder to subscribe shares for a total of up to nominal value of DKK 728,964 without pre-emptive rights for the company’s shareholders. The exercise price for the warrants shall be equal to the nominal value of the company’s shares, currently DKK 1. The board of directors shall determine the terms for the warrants issued and distribution hereof.

•
The board of directors is until January 3, 2026, authorized at one or more times to increase the company’s share capital by the issuance of new shares with up to nominal DKK 11,000,000 with pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization shall be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount price as determined by the board of directors.

•
The board of directors is until January 3, 2026, authorized at one or more times to obtain loans against issuance of convertible loan notes which give the right to subscribe for shares for a total of up to nominal value of DKK 14,700,000 without pre-emptive subscription rights for the company’s shareholders. The conversion shall be carried out at a price that corresponds in aggregate to at least the market price at the time of the decision of the board of directors. Shares shall be considered issued at market price if the shares are issued at +/-10 of the listed price for the company’s shares on a relevant stock exchange in Europe or the USA.

•
The board of directors is until January 3, 2026, authorized at one or more times to issue warrants to members of our board of directors and executive management, as well as to key employees, advisors and consultants, and to increase our share capital by up to nominal DKK 1,000,000 without pre-emptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof.

•
The board of directors is until 1 May 2027 authorized at one or more times to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 47,000,000 without pre-emptive subscription rights for the company’s shareholders. The exercise price for the warrants issued according to this authorization shall at the time of issuance be determined by the board of directors at minimum market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

•
The board of directors is until May 1, 2027, authorized at one or more times to increase the company’s share capital by up to nominal DKK 44,366,450 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization must be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount to the listed price of the ADSs as determined by the board of directors. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of ADSs representing such shares.

The ADSs
Trades in ADSs are settled through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning ADSs held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the ADSs. The ADSs are listed for trading on The Nasdaq Capital Market under the symbol “EVAX.”
Our Warrants
We have established warrant programs for members of our board of directors, our executive management, other employees, consultants and advisors. Under the terms of our warrant plans, warrants are issued to our directors, executive management and employees, on a discretionary basis following consultation with and recommendation from our Compensation Committee. All warrants have been issued by the general meeting or by our board of directors pursuant to valid authorizations in our articles of association and the terms and conditions have, in accordance with the Danish Companies Act, been incorporated in our articles of association.
The description below merely contains a summary of the applicable terms and conditions and does not purport to be complete. As of January 29, 2024, we have issued and outstanding 2,750,750 warrants (excluding the 351,036 warrants issued to the European Investment Bank, or EIB, as described below and in the section herein entitled “EIB Warrants” and 9,726,898 warrants to investors as part of a direct offering in December 2023 described below in the section entitled “Investor warrants, December 21, 2023”. Each such warrant confers upon the holder thereof the right to subscribe to nominal DKK 1 share. Our warrants have previously been granted, on the dates, and with exercise prices as set forth below:
Grant Date	Vesting Period	Expiration Date	Exercise Price	Number of Warrants
December 19, 2016	Upon IPO Event	December 31, 2036	DKK 1.0	758,448
December 10, 2017	Upon IPO Event	December 31, 2036	DKK 1.0	632,700
December 19, 2017	Upon IPO Event	December 31, 2036	DKK 1.0	141,804
December 17, 2020	See vesting principles below	December 31, 2031	DKK 1.0	757,620
June 2021	See vesting principles below	December 31, 2031	DKK 1.0	62,147
December 7, 2021	See vesting principles below	December 31, 2031	USD 5.38	523,599
March 11 2022	See vesting principles below	December 31, 2031	USD 2.96	35,000
June 14, 2022	See vesting principles below	December 31, 2031	USD 1.83	65,000
September 2022	See vesting principles below	December 31, 2031	USD 2.42	11.000
December 2022	See vesting principles below	December 31, 2031	USD 2.23	380,612
March 2023	See vesting principles below	December 31, 2031	USD 1.90	10,000
September 2023	See vesting principles below	December 31, 2031	USD 1.02	100,000
September 2023	See vesting principles below	September 19, 2026	USD 1.50	150,000
December 2023	See vesting principles below	December 31, 2031	USD 0.75	216,074
December 2023	See vesting principles below	December 31, 2031	USD 0.75	90,000
Exercised				(811,196)
Lapsed or annulled without exercise				(372,058)
Total issued and outstanding as of January 29, 2024				2,750,750
On December 17, 2020, we issued 757,620 warrants related to 2018 – 2020.
Vesting Principles Generally
Warrants granted for the years 2016 – 2018 vested upon the closing of our initial public offering. Warrants granted for the years 2019 and 2020 generally vest at a rate of 1/36th per month. Vested warrants may be exercised in four annual exercise windows of two weeks each that each commence two trading days following publication of our annual report, the six-month report and the interim quarterly reports. However, our board of directors determined that the first such exercise window began November 2021.
For the 331,632 warrants granted in 2019 (issued in 2020), 117,612 warrants were fully vested on the date of grant and 214,020 warrants vest with 1/36th per month from date of grant. For the 236,196 warrants granted and issued in 2020, 120,888 warrants were fully vested on the date of issuance, 6,084 vest with 1/36th per month starting on January 1, 2020, 19,008 warrants vest three years from the date of joining us, 90,216 warrants vest with 1/36th per month starting on January 1, 2021.

62,147 warrants granted on June 17, 2021 and on October 21, 2021 formally issued shall vest with 1/36th per month and vesting shall be calculated from April 1, 2021. For warrants granted on December 7, 2021, 500,683 warrants vest with 1/36th per month from January 1, 2022 and 22,916 warrants shall be deemed fully vested at the time of issuance.
35,000 warrants granted on March 11, 2022, vest with 1/36th per month from April 1, 2022. 65,000 warrants were granted on June 14, 2022. 10,000 warrants vest with 1/36th per month from February 1, 2022, 10,000 warrants vest with 1/36th per month from April 1, 2022, and 45,000 warrants vest with 1/36th per month from June 1, 2022.
11,000 warrants were granted on September 15, 2022. 5,000 warrants vest with 1/36th per month from August 1, 2022 and 6,000 warrants vest with 1/36th per month from August 8, 2022.
For 380,612 warrants granted on December 12, 2022, 2,500 warrants were fully vested per December 7, 2022, 50,000 warrants vest with 1/36th per month from December 7, 2022, 299,362 warrants vest with 1/36th per month from January 1, 2023 and 28,750 warrants vest with 1/12 per month from January 1, 2023.
10,000 warrants were granted on March 15, 2023. The warrants vest with 1/36th per month from January 1, 2023.
100,000 warrants were granted on September 1, 2023. The warrants vest with 1/36th per month from September 1, 2023.
150,000 Warrants were granted on September 30, 2023. The warrants vest with ¼th per quarter from November 2023.
90,000 warrants granted on December 11, 2023. The warrants vest with 1/12th per month from January 1, 2024.
216,074 warrants granted on December 11, 2023. The warrants vest with 1/36th per month from January 1, 2024.
There are certain restrictions on exercise in the event that warrant holders terminate their employment or are dismissed for prior to exercise.
Adjustments
Warrant holders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain changes to our share capital at a price other than the market price. Events giving rise to an adjustment include, among other things, increases or decreases to our share capital at a price below or above market value, respectively, and issuance of bonus shares. For the purpose of implementing the capital increases necessary in connection with the exercise of warrants, our board of directors has been authorized to increase our share capital by one or more issuances of shares with a total nominal value corresponding to the number of warrants issued upon cash payment of the exercise price without any preemptive subscription rights to existing shareholders.
Investor warrants December 21, 2023
In connection with Private Placement, on December 21, 2023 we issued 9,726,898 warrants to purchase 9,726,898 ordinary shares to a group of investors. The warrants vested immediately upon issue with an exercise price of $0.707 and an expiration date on December 21, 2026
EIB Warrants
In connection with the EIB Loan Agreement, we agreed to issue the EIB Warrants to EIB in the event we make draws on the EIB Loan. Under the terms of the EIB Warrant Agreement, we are obligated to issue up to an aggregate of 1,047,744 EIB Warrants in three separate tranches with each tranche of EIB Warrants to be issued upon a drawdown of a tranche of the EIB Loan in accordance with the following schedule: (i) 351,036 EIB Warrants upon a drawdown of the first tranche of the EIB Loan in the amount of €7.0 million; (ii) 345,672 EIB Warrants upon a drawdown of the second tranche of the EIB Loan in the amount of €6.0 million, upon shareholders’ approval and (iii) 351,036 EIB Warrants upon a drawdown of the third and final tranche of the EIB Loan in the amount of €7.0 million, upon shareholders’ approval. In November 2020, we initiated the process of making a draw down on the first tranche of the EIB Loan in the amount of €7.0 million and, in connection therewith, on December 17, 2020 and through the date of the annual report, our board of directors approved the issuance of 351,036 EIB Warrants to EIB.
Under the terms of the EIB Warrant Agreement, each EIB Warrant entitles EIB to subscribe for one ordinary share, nominal DKK 1, at an exercise price of DKK 1 per ordinary share. In addition, EIB has the right to cause us to net settle the exercise of the EIB Warrants in cash based on the value of our ordinary shares on the date of exercise thereof. Finally, upon the occurrence of certain events, including the completion of our initial public offering, the prepayment of the EIB Loan, the sale of all or substantially all of our issued share capital or assets, a change in control transaction, or Messrs. Mattsson and Moller cease to own and control directly or indirectly 25% or more of the voting rights or economic interest of our company, EIB has the right, but not the obligation, to cause us to purchase any EIB Warrant, or the Put Right. If EIB exercise its Put Right, we are required to pay EIB an amount equal to the volume weighted average price per ordinary share, or VWAP, for a period of six months following the exercise of such Put Right. In the first six months following the completion of our initial public offering, the VWAP price to be paid by us is calculated for the entire period from the completion of our initial public offering until the exercise of the Put Right.
Under Article 18, Paragraph 2 of the Statute of the European Investment Bank, or the EIB Statute, establishing EIB, a direct equity investment by EIB requires a separate authorization from the EIB Board of Governors pursuant to which the EIB Board of Directors, acting by qualified majority, has to establish the terms and conditions of such direct equity investment. As of the date of this prospectus, the EIB Board of Governors has not granted any such special authorization to the EIB Board of Directors. Under the EIB Statute, in the absence of a separate authorization from the EIB Board of Governors, commercial shareholdings financed from EIB’s own resources are not allowed. Since the EIB Loan is being made from EIB’s own resources, the EIB Statute does not allow EIB to acquire any of our ordinary shares, therefore, we fully expect that if and when EIB exercises the EIB Warrants it will do so on either a net cash settlement basis or by means of exercising its Put Right. In either case, we may not have sufficient funds on hand to pay such amounts in which case we may be required to use a portion of the proceeds from our initial public offering in order to meet our obligations to pay the amounts due and payable to EIB upon the exercise of the EIB Warrants.
Under the terms of the EIB Warrant Agreement, EIB may not exercise the EIB Warrants and cause us to settle the exercise of the EIB Warrants on a net cash basis or pursuant to its Put Right, for a period of 180 days from the date of the completion of our initial public offering, provided that such lock-up arrangement shall cease to be effective in the event there is a material adverse event relating to our company as determined in accordance with ordinary principles of Danish law.
The number of our ordinary shares that may be subject to either net cash settlement or EIB’s Put Right upon the exercise of the EIB Warrants are subject to adjustment in the event of changes to our capital structure which are not carried out at the then current market price, provided that there shall be no such adjustment as a result of the issuance of additional shares or warrants to employees as well as for any future exercise of such warrants. In addition, the EIB Warrants are not subject to any adjustment in the event of any capital increases in directed issuances or our ordinary shares following the completion of our initial public offering with customary discounts of up to 10% of the market price.
Shareholders’ Register
We are obligated to maintain an owners’ register (DK: ejerbog). The owners’ register is maintained by Computershare A/S (company registration number (CVR) no. 27088899), Lottenborgvej 26 D, 1., DK-2800 Kgs. Lyngby, Denmark, our Danish share registrar and transfer agent. It is mandatory that the owners’ register is maintained within the European Union and that it is available to public authorities.
Pursuant to the Danish Companies Act public and private limited liability companies are required to register with the Danish Business Authority information regarding shareholders who own at least 5% of the share capital or the voting rights. Pursuant to the Danish Companies Act, we will file registrations with the Public Owners’ Register of the Danish Business Authority. Shareholders that exceed or fall below the ownership threshold must notify us and we will subsequently file the information with the Danish Business Authority. Reporting is further required upon passing or falling below thresholds of 5, 10, 15, 20, 25, 50, 90, and 100% or 1/3 or 2/3.
Articles of Association and Danish Corporate Law
Objects Clause
Our corporate object, as set out in article 1.2 of our articles of association, is to create advanced software that enables the development of novel immune therapies and vaccines.
Summary of Provisions Regarding the Board of Directors
Pursuant to our articles of association, our board of directors shall be elected by our shareholders at the general meeting and shall be composed of not less than three and no more than seven members. With respect to the duration of the term which our directors severally hold office, the board of directors is elected to serve for a term of one year subject to re-election at the next annual general meeting of shareholders or until their successors have been duly elected and qualified, subject to their earlier removal, retirement or death.
Currently, the board of directors consists of four members who are elected by the shareholders.
The board of directors shall appoint and employ an executive management consisting of one to seven members to attend to our day-to-day management, and the board of directors shall determine the terms and conditions of their employment.
Voting Rights
Each shareholder is entitled to one vote for each share owned at the time of any general meeting. As compared with Danish citizens, there are no limitations under the articles of association or under Danish law on the rights of foreigners or non-Danish citizens to hold or vote our ordinary shares.
Dividend Rights
Our shareholders may at general meetings authorize the distribution of ordinary and extraordinary dividends. Our shareholders may not distribute dividends in excess of the recommendation from our board of directors and may only pay out dividends from our distributable reserves, which are defined as results from operations carried forward and reserves that are not bound by law or our company’s articles of association after deduction of loss carried forward.
Our shareholders are eligible to receive any dividends declared and paid out. However, we have not to date declared or paid any dividends and we currently intend to retain all available financial resources and any earnings generated by our operations for use in the business and we do not anticipate paying any dividends in the foreseeable future. The payment of any dividends in the future will depend on a number of factors, including our future earnings, capital requirements, financial condition and future prospects, applicable restrictions on the payment of dividends under Danish law and other factors that our board of directors may consider relevant.
See “Certain Material Tax Considerations” for a summary of certain tax consequences in respect of dividends or distributions to holders of our ordinary shares or ADSs.
Pre-emptive Subscription Rights
Under Danish law, all shareholders have pre-emptive subscription rights in connection with capital increases that are carried out as cash contributions. An increase in share capital can be resolved by the shareholders at a general meeting or by the board of directors pursuant to an authorization given by the shareholders. In connection with an increase of a company’s share capital, the shareholders may, by resolution at a general meeting, approve deviations from the general Danish pre-emptive rights of the shareholders. Under the Danish Companies Act, such resolution must be adopted by the affirmative vote of shareholders holding at least a two-thirds majority of the votes cast and the share capital represented at the general meeting, and requires that such capital increases will be carried out as a cash contribution at market price.
The board of directors may resolve to increase our share capital without pre-emptive subscription rights for existing shareholders pursuant to the authorizations set forth above under the caption “Authorizations to the Board of Directors”.
Unless future issuances of new shares and/or pre-emptive rights are registered under the Securities Act or with any authority outside Denmark, United States shareholders and shareholders in jurisdictions outside Denmark may be unable to exercise their pre-emptive subscription rights.
Rights on Liquidation
Upon a liquidation or winding-up of the Company, shareholders will be entitled to participate, in proportion to their respective shareholdings, in any surplus assets remaining after payment of our creditors.
Limitations on Holding of Shares
There are no limitations on the right to hold shares under the articles of association or Danish law.
Disclosure Requirements
Pursuant to Section 55 of the Danish Companies Act, a shareholder is required to notify us when such shareholder’s stake represents 5% or more of the voting rights in our company or the nominal value accounts for 5% or more of the share capital, and when a change of a holding already notified entails that the limits of 5, 10, 15, 20, 25, 50, 90 or 100% and the limits of one-third and two-thirds of the share capital’s voting rights or nominal value are reached or are no longer reached. The notification shall be given within two weeks following the date when the limits are reached or are no longer reached.
The notification shall provide information on the date of the acquisition or disposal of the shares, the full name, civil registration (CPR) number, and address of the shareholder or, in the case of an enterprise, registered office and business registration (CVR) number, the number of shares and their nominal value and share classes (if applicable) as well as information about the basis on which the calculation of the holdings has been made. In the event that the shareholder is a non-resident company or citizen of Denmark, the notification shall include documentation, which clearly identifies the owner. The company shall cause the notification to be entered in the owners’ register.
Pursuant to The Danish Companies Act, section 58a, we are obligated to collect and store for a period of at least five years certain information regarding the beneficial owners of shares in the Company. A beneficial owner is a physical person who ultimately holds or controls, directly or indirectly, a sufficient part of the ownership interests or voting rights or exercises control by other means, except for owners of companies whose ownership interests are traded on a regulated market or a similar market which is subject to a duty of disclosure in accordance with EU law or similar international standards.
The legal status of the notification obligations is not fully clarified in relation to ADS holders and an ADS holder may be subject to such obligations.
General Meetings
The general meeting of shareholders is the highest authority in all matters, subject to the limitations provided by Danish law and the articles of association. The annual general meeting shall be held at our home address or in the Greater Copenhagen area not later than the end of May in each year.
At the annual general meeting, the audited annual report is submitted for approval, together with the proposed appropriations of profit/treatment of loss, the election of the board of directors and election of our auditors. In addition, the board of directors reports on our activities during the past year.
General meetings are convened by the board of directors with a minimum of two weeks’ notice and a maximum of four weeks’ notice. A convening notice will also be forwarded to shareholders recorded in our owners’ register, who have requested such notification and by publication in the Danish Business Authority’s computerized information system and on the company’s website.
At the latest, two weeks before a general meeting (inclusive of the day of the general meeting), we shall make the following information and documents available at our website.
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the convening notice,

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the documents that shall be presented at the general meeting, and

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the agenda and the complete proposals.

Shareholders are entitled to attend general meetings, either in person or by proxy and they or their proxy may be accompanied by one advisor. A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder holds on the registration date. The registration date shall be one week before the general meeting is held. The shares which the individual shareholder holds are calculated on the registration date on the basis of the registration of ownership in the owners’ register as well as notifications concerning ownership which the Company has received with a view to update the ownership in the owners’ register. In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from us no later than three days in advance of the general meeting.
Any shareholder is entitled to submit proposals to be discussed at the general meetings. However, proposals by the shareholders to be considered at the annual general meeting must be submitted in writing to the board of directors not later than six weeks prior the general meeting.
Extraordinary general meetings must be held upon resolution of a general meeting to hold such a meeting or upon request of, the board of directors, our auditors or shareholders representing at least 1/20 of the registered share capital or such lower percentage as our articles of association may provide. Our articles of association do not state such lower percentage.
Holders of ADSs are not entitled to directly receive notices or other materials and may not attend or vote at general meetings.
Resolutions in General Meetings
Resolutions made by the general meeting generally may be adopted by a simple majority of the votes cast, subject only to the mandatory provisions of the Danish Companies Act and our articles of association. Resolutions concerning all amendments to the articles of association must be passed by two-thirds of the votes cast as well as two-thirds of the share capital represented at the general meeting. Certain resolutions, which limit a shareholder’s ownership or voting rights, are subject to approval by a nine-tenth majority of the votes cast and the share capital represented at the general meeting. Decisions to impose or increase any obligations of the shareholders towards the company require unanimity.
Quorum Requirements
There are no quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.
Squeeze out
According to Section 73 of the Danish Companies Act, a minority shareholder may require a majority shareholder that holds more than 90% of the company’s registered share capital and the corresponding voting rights to redeem his or her shares. Similarly, a majority shareholder holding more than 90% of the company’s share capital and the corresponding voting rights may, according to Section 70 of the same act, redeem the minority shareholder’s shares. In the event that the parties cannot agree to the terms of redemption and the valuation basis of the redemption price, this shall be determined by an independent evaluator appointed by the court for the district in which the registered office of the company is situated.

Comparison of Danish Corporate Law and our Articles of Association and Delaware Corporate Law
The following comparison between Danish corporate law, which applies to us, and Delaware corporate law, the law under which many publicly listed companies in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. This summary is subject to Danish law, including the Danish Companies Act, and Delaware corporation law, including the Delaware General Corporation Law. Further, please note that as an ADS holder you will not be treated as one of our shareholders and will not have any shareholder rights.
Duties of Directors
Denmark.   Public limited liability companies in Denmark are usually subject to a two-tier governance structure with the board of directors having the ultimate responsibility for the overall supervision and strategic management of the company in question and with an executive board/management being responsible for the day-to-day operations. Each Director and member of the executive board/management is under a fiduciary duty to act in the interest of the company, but shall also take into account the interests of the creditors and the shareholders. Under Danish law, the members of the board of directors and executive management of a limited liability company are liable for losses caused by negligence whether shareholders, creditors or the company itself suffers such losses. They may also be liable for wrongful information given in the annual financial statements or any other public announcements from the company. An investor suing for damages is required to prove its claim with regard to the incurred loss, negligence and causation. Danish courts, when assessing negligence, have been reluctant to impose liability unless the directors and officers neglected clear and specific duties. This is also the case when it comes to liability with regard to public offerings or liability with regard to any other public information issued by the company.
Delaware.   The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.
Terms of the Members of our Board of Directors
Denmark.   Under Danish law, the members of the board of directors of a limited liability company are generally appointed for an individual term of one year (terms may have a maximum period of four years). There is no limit in the number of consecutive terms the directors may serve. Pursuant to our articles of association, our directors are appointed by the general meeting of shareholders for a term of one year. Election of directors is, according to our articles of association, an item that shall be included on the agenda for the annual general meeting.
At the general meeting, shareholders are entitled at all times to dismiss a director elected by the general meeting by a simple majority vote.
Pursuant to the Danish Companies Act, in a limited liability company that employed an average of at least 35 employees in the preceding three years, the employees are entitled to elect a minimum of two representatives and alternate members to the company’s board of directors and up to one half the number of the shareholder elected directors. If the number of representatives to be elected by the employees is not a whole number, such number must be rounded up. However, as of September 30, 2023 our company had 52 full time employees. As of the date of this prospectus, our employees have not demanded representation on our board of directors.
Delaware.   The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes, of relatively equal size, with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.
Director Vacancies
Denmark.   Under Danish law, new directors are elected by the shareholders in a general meeting also in the event of vacancies. A general meeting will thus have to be convened in order to fill a vacancy on the board of directors. However, the board of directors may choose to wait to fill vacancies until the next annual general meeting of the company, provided that the number of remaining directors is more than two, and provided that the remaining directors can still constitute a quorum. It is only a statutory requirement to convene a general meeting to fill vacancies if the number of remaining members on the board is less than three.
Delaware.   The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (1) otherwise provided in the certificate of incorporation or bylaws of the corporation or (2) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.
Conflict-of-interest Transactions
Denmark.   Under Danish law, directors may not take part in any matter or decision-making that involves a subject or transaction in relation to which the director has a conflict of interest with us.
Delaware.   The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:
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the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

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the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

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the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy Voting by Directors
Denmark.   In the event that a director in a Danish limited liability company is unable to participate in a board meeting, the elected alternate, if any, shall be given access to participate in the board meeting. Unless the board of directors has decided otherwise, or as otherwise is set out in the articles of association, the director in question may in special cases grant a power of attorney to another director, provided that this is considered safe considering the agenda in question.
Delaware.   A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.
Stockholder Rights
Notice of Meeting
Denmark.   According to the Danish Companies Act, general meetings in limited liability companies shall be convened by the board of directors with a minimum of two weeks’ notice and a maximum of four weeks’ notice as set forth in the articles of association. A convening notice shall also be forwarded to shareholders recorded in our owners’ register, who have requested such notification. There are specific requirements as to the information and documentation required to be disclosed in connection with the convening notice.

Delaware.   Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.
Voting Rights
Denmark.   Each ordinary share confers the right to cast one vote at the general meeting of shareholders, unless the articles of association provide otherwise. Each holder of ordinary shares may cast as many votes as it holds shares. Shares that are held by us or our subsidiaries do not confer the right to vote.
Delaware.   Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event can a quorum consist of less than one third of the shares entitled to vote at a meeting.
Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than ten days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.
Shareholder Proposals
Denmark.   According to the Danish Companies Act, extraordinary general meetings of shareholders will be held whenever our board of directors or our appointed auditor requires. In addition, one or more shareholders representing at least 1/20th of the registered share capital of the company may, in writing, require that a general meeting be convened. If such a demand is forwarded, the board of directors shall convene the general meeting within two weeks thereafter.
All shareholders have the right to present proposals for adoption at the annual general meeting, provided that the proposals are made in writing and forwarded at the latest six weeks prior thereto. In the event that the proposal is received at a later date, the board of directors will decide whether the proposal has been forwarded in due time to be included on the agenda. Any business not included on the agenda may be transacted by the general meeting only if all shareholders’ consent.
Delaware.   Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting of stockholders. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.
Action by Written Consent
Denmark.   Under Danish law, it is permissible for shareholders to take action and pass resolutions by written consent in the event of unanimity; however, this will normally not be the case in listed companies and for a listed company, this method of adopting resolutions is generally not feasible.
Delaware.   Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.
Appraisal Rights
Denmark.   The concept of appraisal rights does not exist under Danish law, except in connection with statutory redemptions rights according to the Danish Companies Act.

According to Section 73 of the Danish Companies Act, a minority shareholder may require a majority shareholder that holds more than 90% of the company’s registered share capital to redeem his or her shares. Similarly, a majority shareholder holding more than 90% of the company’s share capital may, according to Section 70 of the same act, squeeze out the minority shareholders. In the event that the parties cannot agree to the redemption squeeze out price, this shall be determined by an independent evaluator appointed by the court. Additionally, there are specific regulations in Sections 249, 267, 285 and 305 of the Danish Companies Act that require compensation in the event of national or cross-border mergers and demergers. Moreover, shareholders who vote against a cross-border merger or demerger or cross-border conversion are, according to Sections 286, 306 and 318 m of the Danish Companies Act, entitled to have their shares redeemed.
Delaware.   The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.
Shareholder Suits
Denmark.   Under Danish law, only a company itself can bring a civil action against a third party; an individual shareholder does not have the right to bring an action on behalf of a company. An individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a negligent act directly against such individual shareholder.
Delaware.   Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.
Repurchase of Shares
Denmark.   Danish limited liability companies may not subscribe for newly issued shares in their own capital. Such company may, however, according to the Danish Companies Act Sections 196-201, acquire fully paid shares of its own capital provided that the board of directors has been authorized thereto by the shareholders acting in a general meeting. Such authorization can only be given for a maximum period of five years and the authorization shall fix (i) the maximum value of the shares and (ii) the minimum and the highest amount that the company may pay for the shares. Shares may generally only be acquired using distributable reserves.
Delaware.   Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.
Anti-takeover Provisions
Denmark.   Under Danish law, it is possible to implement limited protective anti-takeover measures. Such provisions may include, among other things, (i) different share classes with different voting rights, (ii) specific requirements to register the shares on name in the company’s owners register and (iii) notification requirements concerning participation in general meetings. We have currently not adopted any such provisions.

Delaware.   In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.
Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:
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the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;

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after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

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after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.
Inspection of Books and Records
Denmark.   According to Section 150 of the Danish Companies Act, a shareholder may request an inspection of the company’s books regarding specific issues concerning the management of the company or specific annual reports. If approved by shareholders with simple majority, one or more investigators are elected. If the proposal is not approved by simple majority but 25% of the share capital votes in favor, then a shareholder can request the court to appoint an investigator.
Delaware.   Under the Delaware General Corporation Law, any stockholder may inspect certain of the corporation’s books and records, for any proper purpose, during the corporation’s usual hours of business.
Pre-emptive Rights
Denmark.   Under Danish law, all shareholders have pre-emptive subscription rights in connection with capital increases that are carried out as cash contributions. In connection with an increase of a company’s share capital, the shareholders may, by resolution at a general meeting, approve deviations from the general Danish pre-emptive rights of the shareholders. Under the Danish Companies Act, such resolution must be adopted by the affirmative vote of shareholders holding at least a two-thirds majority of the votes cast and the share capital represented at the general meeting and requires that such capital increases will be carried out as a cash contribution at market price.
The board of directors may resolve to increase our share capital without pre-emptive subscription rights for existing shareholders pursuant to the authorizations described above under the caption “Development of the Share Capital.”
Unless future issuances of new shares are registered under the Securities Act or with any authority outside Denmark, United States shareholders and shareholders in jurisdictions outside Denmark may be unable to exercise their pre-emptive subscription rights under United States securities law.
Delaware.   Under the Delaware General Corporation Law, stockholders have no pre-emptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends
Denmark.   Under Danish law, the distribution of ordinary and extraordinary dividends requires the approval of a company’s shareholders at a company’s general meeting. Under the Danish Companies Act the general meeting may authorize the board of directors to resolve to distribute extraordinary dividends after presentation of a company’s first financial statements. The authorization may be subject to financial and time restrictions. The shareholders may not distribute dividends in excess of the recommendation from the board of directors and may only pay out dividends from our distributable reserves, which are defined as amounts stated as retained earnings in the Company’s latest approved financial statements, and reserves not being non-distributable under a statute or the Company’s articles of association, less retained earnings. The decision to pay out extraordinary dividends shall be accompanied by a balance sheet, and the board of directors determine whether it will be sufficient to use the balance sheet from the annual report or if an interim balance sheet for the period from the annual report period until the extraordinary dividend payment shall be prepared. If extraordinary dividends are paid out later than six months following the financial year for the latest annual report, an interim balance sheet showing that there are sufficient funds shall always be prepared.
Furthermore, it is possible under Danish law to distribute assets other than cash as dividends. If assets other than cash are distributed as dividends, a valuation report must be prepared. The valuation report must be prepared by one or more impartial valuation experts.
Delaware.   Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.
Shareholder Vote on Certain Reorganizations
Denmark.   Under Danish law, all amendments to the articles of association shall be approved by the general meeting of shareholders with a minimum of two-thirds of the votes cast and two-thirds of the represented share capital. The same applies to solvent liquidations, mergers with the company as the discontinuing entity, mergers with the company as the continuing entity if shares are issued in connection therewith and demergers with the company as the transferor company and demergers with the company as the existing transferee if amendment of the articles of association for any purpose other than the adoption of the transferor company’s name or secondary name as the transferee company’s secondary name is required to be made. Under Danish law, it is debatable whether the shareholders must approve a decision to sell all or virtually all of the company’s business/assets.
Delaware.   Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.
Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (1) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (2) the shares of stock of the surviving corporation are not changed in the merger and (3) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.
Amendments to Governing Documents
Denmark.   All resolutions made by the general meeting may be adopted by a simple majority of the votes, subject only to the mandatory provisions of the Danish Companies Act and the articles of association. Resolutions concerning all amendments to the articles of association must be passed by two-thirds of the votes cast as well as two-thirds of the share capital represented at the general meeting. Certain resolutions, which limit a shareholder’s ownership or voting rights, are subject to approval by a nine-tenth majority of the votes cast and the share capital represented at the general meeting. Decisions to impose any or increase any obligations of the shareholders towards the company require unanimity.
Delaware.   Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.
Transfer Agent and Registrar
The transfer agent and registrar for our shares is Computershare A/S, Lottenborgvej 26 D, 1., DK-2800 Kgs. Lyngby, Denmark. The Bank of New York Mellon serves as the depositary, registrar and transfer agent for the ADSs.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
Under the terms of that certain Deposit Agreement, dated as of February 4, 2021, as amended and supplemented from time to time, or the Deposit Agreement, by and among us, The Bank of New York Mellon as the depositary, and all holders and beneficial owners of the ADSs, the depositary will register and deliver the ADSs. As of the effectiveness of the Ratio Change on January 22, 2024, each ADS represents ten ordinary shares (or a right to receive ten ordinary shares) deposited with the depositary, acting through an office located in the United Kingdom, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.
You may hold ADSs either (i) directly (a) by having an American Depositary Receipt, or an ADR, which is a certificate evidencing a specific number of ADSs registered in your name, or (b) by having uncertificated ADSs registered in your name, or (ii) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, or an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. European and Danish law governs shareholder rights. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Those documents are filed as exhibits to the registration statement of which this prospectus forms a part.
Dividends and Other Distributions
How will ADS holders receive dividends and other distributions on the ordinary shares?
The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.
Cash
The depositary will convert any cash dividend or other cash distribution we pay on the shares into United States dollars, if it can do so on a reasonable basis. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation” included elsewhere in this prospectus. The depositary will distribute only whole United States dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.
Shares
The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
Rights to purchase additional shares
If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. United States securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
Other Distributions
The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. United States securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?
You may surrender the ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.
How do ADS holders interchange between certificated ADSs and uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
How do ADS holders vote?
ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Denmark and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.
Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender the ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses
Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
Any cash distribution to ADS holders

$0.05 (or less) per ADS
Persons depositing or withdrawing shares or ADS holders must pay:	For:
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to United States dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
The depositary may convert currency itself or through any of its affiliates and, the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on or with respect to the ADSs or the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow you to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by the ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities
The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.
If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.
If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.
If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs, if any, in exchange for new ADRs identifying the new deposited securities.
If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How may the deposit agreement be terminated?
The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:
•
60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•
we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the United States over-the-counter market;

•
we delist our ordinary shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

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the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;

•
we appear to be insolvent or enter insolvency proceedings

•
all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•
there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•
there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.
After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•
are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•
are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•
are not liable if we or it exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•
have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•
may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•
are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•
the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•
satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•
compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying the ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:
•
when temporary delays arise because (i) the depositary has closed its transfer books or we have closed our transfer books, (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting or (iii) we are paying a dividend on our ordinary shares;

•
when you owe money to pay fees, taxes and similar charges; or

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, or DRS, and Profile Modification System, or Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.
Shareholder Communications; Inspection of Register of Holders of ADSs
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.
Jury Trial Waiver
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the United States federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.
You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with United States federal securities laws and the rules and regulations promulgated thereunder.

MATERIAL INCOME TAX CONSIDERATIONS
The following summary contains a description of material Danish and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire our ordinary shares.
Danish Tax Considerations
The following discussion describes the material Danish tax consequences under present law of an investment in the ADSs. The summary is for general information only and does not purport to constitute tax or legal advice. It is specifically noted that the summary does not address all possible tax consequences relating to an investment in the ADSs. The summary is based solely on the tax laws of Denmark in effect on the date of this prospectus. Danish tax laws may be subject to change, possibly with retroactive effect.
The summary does not cover investors to whom special tax rules apply, and, therefore, may not be relevant, for example, to investors subject to the Danish Tax on Pension Yields Act (i.e., pension savings), professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and investors with tax liability on return on pension investments. The summary does not cover taxation of individuals and companies who carry on a business of purchasing and selling shares. The summary only sets out the tax position of the direct owners of the ADSs and further assumes that the direct investors are the beneficial owners of the ADSs and any dividends thereon. Sales are assumed to be sales to a third party.
Potential investors in the ADSs are advised to consult their tax advisors regarding the applicable tax consequences of acquiring, holding and disposing of the ADSs based on their particular circumstances.
Investors who may be affected by the tax laws of other jurisdictions should consult their tax advisors with respect to the tax consequences applicable to their particular circumstances as such consequences may differ significantly from those described herein.
Taxation of Danish Tax Resident Holders of the ADSs
It is currently not clear under the current Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes, and therefore no level of assurance can be given on this matter. For the purpose of the below comments, it is assumed that Danish tax resident holders of the ADSs should be treated as holders of listed shares in the company for both Danish corporate law purpose and Danish tax purposes, even though the company’s ordinary shares are not admitted to trading on a regulated market. Recent communications and binding rulings from the Danish Tax Assessment Council indicate that the holders of ADSs for Danish tax purposes are treated as holders of listed ordinary shares. The same communications and rulings indicate that the actual distribution of dividends on ADSs to Danish investors are considered dividends for Danish tax purposes. However, it should be emphasized that these communications and binding rulings are based on the actual facts and circumstances and terms and conditions of the depositary agreement implying that a holder of ADSs might not be able to rely on said rulings, the position cannot therefore be said to be clear.
In the event that the holders of ADSs are not treated as holding listed shares, it is likely that they will be treated as either holding unlisted shares or financial instruments for tax purposes.
As described above, the below summary assumes that the holders of ADSs listed in the U.S. should be treated as holding listed ordinary shares in the company for Danish tax purposes, but if this is not the case, then this will impact the Danish tax treatment of the holders of ADSs, including in respect of the taxation of dividends paid to holders of ADSs.
Sale of the ADSs (Individuals) assuming treatment as listed shares under Danish tax law
For individual investor in 2024, gains from the sale of shares are include in the computation of the annual share income subject to 27% tax on the first DKK 61,000 or cohabiting spouses, a total of DKK 122,000) and at a rate of 42% on share income exceeding DKK 61,000 (for cohabiting spouses over DKK

122,000). Such amounts are subject to annual adjustments and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively).
Gains and losses on the sale of shares are calculated as the difference between the purchase price and the sales price. The purchase price is generally determined using the average method (in Danish “gennemsnitsmetoden”) as a proportionate part of the aggregate purchase price for all the shareholder’s shares in a company (i.e. not the purchase price paid for each share).
Losses on the sale of listed shares can only be offset against other share income deriving from listed shares (i.e., dividends and capital gains on the sale of listed shares) and subject to the Danish tax authorities having received certain information concerning the ownership of the shares in due time. Unused losses will automatically be offset against a cohabiting spouse’s share income deriving from listed shares and any additional losses can be carried forward and offset against future share income deriving from listed shares.
Sale of the ADSs (Companies) assuming treatment as unlisted shares under Danish tax law
For the purpose of taxation of sales of shares made by shareholders (companies), a distinction is made between Subsidiary Shares, Group Shares, Tax-Exempt Portfolio Shares and Taxable Portfolio Shares (note that the ownership threshold described below is applied on the basis of the number of all shares issued by a company, and not on the basis of the number of the ADSs issued):
“Subsidiary Shares” are generally defined as shares owned by a shareholder holding at least 10% of the nominal share capital of the issuing company.
“Group Shares” are generally defined as shares in a company in which the shareholder of the company and the issuing company are subject to Danish joint taxation or fulfill the requirements for international joint taxation under Danish law (i.e., the company is controlled by the shareholder).
“Tax-Exempt Portfolio Shares” are defined as shares not admitted to trading on a regulated market or multilateral trading facility owned by a shareholder holding less than 10% of the nominal share capital of the issuing company.
“Taxable Portfolio Shares,” which are defined as shares that do not qualify as Subsidiary Shares, Group Shares or Tax-Exempt Portfolio Shares, e.g. shares admitted to trading on a regulated market (such as the ordinary shares and the ADSs) owned by a shareholder holding less than 10% of the nominal share capital of the issuing company
Gains or losses on disposal of Subsidiary Shares and Group Shares and Tax-Exempt Portfolio Shares are generally not included in the taxable income of the shareholder.
Special rules apply with respect to Subsidiary Shares and Group Shares to prevent certain holding company structures just as other anti-avoidance rules may apply. These rules will not be described in further detail.
Capital gains on listed Taxable Portfolio Shares are taxable at the general corporate tax rate of 22% and losses on such shares are generally deductible.
Gains and losses on listed Taxable Portfolio Shares are taxed under the mark-to-market principle irrespective of realization.
According to the mark to market principle, each year’s taxable gain or loss on Taxable Portfolio Shares is calculated as the difference between the market value of the shares at the beginning of the tax year and the market value of the shares at the end of the tax year. Hence, taxation will take place on an accrual basis even if no shares have been disposed of and no gains or losses have been realized.
A change of status from respectively Subsidiary Shares/Group Shares/Tax-Exempt Portfolio Shares to Taxable Portfolio Shares is for tax purposes considered a disposal of the shares and a reacquisition of the shares at market value at the time of change of status.

Dividends (Individuals)
As described above, the recent communications and binding rulings from the Danish Tax Assessment Council indicate that the holders of ADSs for Danish tax purposes are treated as holders of listed ordinary shares. The same communications and rulings indicate that the actual distribution of dividends on ADSs to Danish investors are considered dividends for Danish tax purposes. Provided that such distributions to Danish tax resident individual investors are treated as dividends, taxation as share income, as described above, will take place. All share income must be included when calculating whether the amounts described above are exceeded. Dividends paid to individuals are generally subject to 27% withholding tax.
Dividends (Companies)
For corporate investors, dividends paid (subject to the same uncertainty as described immediately above) on Subsidiary Shares and Group Shares generally are tax-exempt irrespective of ownership period.
Dividends paid on Tax-Exempt Portfolio Shares are partly taxable as 70% of the dividends received are included in the taxable income, which corresponds to an effective taxation of 15.4% irrespective of ownership period.
Dividends paid on Taxable Portfolio Shares are taxable at the general corporate rate of 22% and tax is generally withheld with 22%.
The actual withholding tax rate is as a starting point 27% but may be reduced (0%, 15.4%, 22%) if certain requirements are met. A claim for repayment may be made within two months or the excess tax will be offset the corporation income tax for the year in question. The statute of limitation is three years.
Taxation of Shareholders Residing Outside Denmark
It is currently not clear under current Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes, and therefore no level of assurance can be given on this matter. For the purpose of the below comments, it is assumed that non-Danish tax resident holders of the ADSs should be treated as holders of listed shares in our company for both Danish corporate law purposes and Danish tax purposes, even though our company’s ordinary shares are not admitted to trading on a regulated market. Recent communications and binding rulings from the Danish Tax Assessment Council indicates that the holders of ADSs for Danish tax purposes are treated as holders of listed ordinary shares. The same communications and rulings indicate that the actual distribution of dividends on ADSs to Danish investors are considered dividends for Danish tax purposes. However, it should be emphasized that these communications and binding rulings are based on an individual analysis based on the actual facts and circumstances and terms and conditions of the depositary agreement implying that a holder of ADSs might not be able to rely on said rulings.
In the event that the holders of ADSs are not treated as holding listed shares in our company, it is likely that they will be treated as either holding unlisted shares or financial instruments for Danish tax purposes.
As described above, the below summary assumes that the holders of ADSs listed in the U.S. should be treated as holding listed ordinary shares in our company for Danish tax purposes, but if this is not the case, then this will impact the Danish tax treatment of the holders of ADSs, including in respect of the taxation of dividends paid to holders of ADSs.
Sale of the ADSs (Individuals and Companies)
Holders of the ADSs not resident in Denmark are normally not subject to Danish taxation on any gains realized on the sale of ADSs, irrespective of the ownership period, subject to certain anti-avoidance rules seeking to prevent that taxable dividend payments are converted to tax exempt capital gains.
No Danish share transfer tax or stamp duties should be payable on transfer of ADSs.
If an investor holds the ADSs in connection with a trade or business conducted from a permanent establishment in Denmark, gains on shares may be included in the taxable income of such activities pursuant to the rules applying to Danish tax residents as described above.

Dividends (Individuals)
As described above, the recent communications and binding rulings from the Danish Tax Assessment Council indicate that the holders of ADSs for Danish tax purposes are treated as holders of listed ordinary shares in the company. The same communications and rulings indicate that the actual distribution of dividends on ADSs to investors are considered dividends for Danish tax purposes. In principle the holders of the ADSs should therefore be entitled to apply for a refund of Danish withholding tax on dividends paid by the company. However, it remains uncertain how the Danish tax authorities will accept/handle this in practice and whether. the holders of ADSs will in fact be entitled to apply for a refund of Danish withholding tax on dividends paid by the company.
If the holders of ADS for Danish purposes are treated as holders of the ordinary shares in the company and are entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the below should apply:
Dividends paid to individuals are generally subject to 27% withholding tax. The withholding tax is 44% for dividends paid to beneficial owners in “Blacklisted Jurisdictions”. The 44% rate only applies to “Main Shareholders” which generally encompass individual shareholders holding more than 25% of the shares or 50% of the votes.
Non-residents of Denmark are not subject to additional Danish income tax in respect to dividends received on shares.
If the holders of the ADSs are considered beneficial owners of the dividends according to the applicable double tax treaty between Denmark and the tax residence country of the ADS holder, the withholding tax rate under such double tax treaty may apply to the extent the tax residency of the ADS holder can be documented and to the extent it can be documented that the dividends are in fact paid onwards to the holder of the ADSs as the beneficial owner.
For holders of ADSs (as the beneficial owners of the dividends on the ordinary shares), if the withholding tax rate applied is higher than the applicable final tax rate (as reduced according to domestic law or an applicable double tax treaty) for the holder of ADSs, a request for a refund of Danish tax in excess hereof can be made in the following situations:
Reduction According to Tax Treaty
In the event that the ADS holder is a resident of a state with which Denmark has entered into a tax treaty, the holder may generally, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the applicable treaty rate, which is typically 15%. Denmark has entered into tax treaties with approximately 80 countries, including the United States, Switzerland and almost all members of the European Union. The tax treaty between Denmark and the United States generally provides for a 15% tax rate.
Reduction According to Danish Tax Law
If the ADS holder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) of the company and the ADS holder is tax resident in a state which has a double tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters according to which the competent authority in the state of the ADS holder is obligated to exchange information with Denmark, dividends are subject to tax at a rate of 15%. If the ADS holder is tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the ADS holder together with related ADS holders holds less than 10% of the nominal share capital of the company.
Note that the reduced tax rate does not affect the withholding rate, which is why the holder must claim a refund as described above in order to benefit from the reduced rate.
Where a non-resident of Denmark holds shares which can be attributed to a permanent establishment in Denmark, dividends are taxable pursuant to the rules applying to Danish tax residents described above.

The recent communications and binding rulings from the Danish Tax Assessment Council indicates that a holder of ADSs selling such ADSs back to the company should be exempt from withholding tax on the basis of a specific exception applying to shares in listed companies. It should be emphasized that these rulings are based on an individual analysis based on the actual facts and circumstances and terms and conditions of the depositary agreement implying that a holder of ADSs might not be able to rely on said rulings.
Dividends (Companies)
As described above, the recent communications and binding rulings from the Danish Tax Assessment Council indicates that holders of ADSs for Danish tax purposes are treated as holders of listed ordinary shares. The same communications and rulings indicate that the actual distribution of dividends on ADSs to investors are considered dividends for Danish tax purposes. In principle the holders of the ADSs should therefore be entitled to apply for a refund of Danish withholding tax on dividends paid by the company. However, it remains uncertain how the Danish tax authorities will accept/handle this in practice and whether the holders of ADSs will in fact be entitled to apply for a refund of Danish withholding tax on dividends paid by the company.
If the holders of ADS for Danish purposes are treated as holders of the ordinary shares in the company and are entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the below should apply:
Dividends paid to companies are generally subject to 27% withholding tax. The withholding tax is 44% for dividends paid on Group Shares and Subsidiary Shares held by beneficial owners in Blacklisted Jurisdictions as mentioned above.
Non-residents of Denmark are not subject to additional Danish income tax in respect to dividends received on shares.
If the investors of the ADSs are considered beneficial owners of the dividends according to the applicable double tax treaty between Denmark and the tax residence country of the ADS holder, the withholding tax rate under such double tax treaty may apply to the extent the tax residency of the ADS holder can be documented and to the extent it can be documented that the dividends are in fact paid onwards to the holder of the ADSs as the beneficial owner.
For investors (as beneficial owners of the dividends on the ordinary shares), if the withholding tax rate applied is higher than the applicable final tax rate (as reduced according to domestic law or an applicable double tax treaty) for the investor, a request for a refund of Danish tax in excess hereof can be made.
Dividends from Subsidiary Shares are tax exempt provided the taxation of the dividends is to be waived or reduced in accordance with the Parent-Subsidiary Directive (2011/96/EEC) or in accordance with a tax treaty with the jurisdiction in which the company investor is resident. If Denmark is to reduce taxation of dividends to a foreign company under a tax treaty, Denmark will not — as a matter of domestic law — exercise such right and will in general exempt from imposing any withholding tax. Further, dividends from Group Shares — not also being Subsidiary Shares — are exempt from Danish tax provided the company investor is a resident of the European Union or the EEA and provided the taxation of dividends should have been waived or reduced in accordance with the Parent-Subsidiary Directive (2011/96/EEC) or in accordance with a tax treaty with the country in which the company investor is resident had the shares been Subsidiary Shares.
Dividend payments on both Tax-Exempt and Taxable Portfolio Shares will generally be subject to a tax rate of 22% irrespective of ownership period. While the actual withholding tax rate is as a starting point 27%, it can be reduced if certain requirements are met as described below. If the withholding tax rate applied is higher than the applicable final tax rate for the shareholder, a request for a refund of Danish tax in excess hereof can be made by the shareholder in the following situations:
Reduction According to Tax Treaty
In the event that the shareholder is a resident of a state with which Denmark has entered into a double taxation treaty, the shareholder may generally, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the applicable treaty rate, which is typically 15%. Denmark has entered into tax treaties with a large number of countries, including the United States and almost all members of the European Union. The tax treaty between Denmark and the United States generally provides for a 15% rate.
Reduction According to Danish Tax law
If the shareholder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) in the company and the shareholder is resident in a jurisdiction which has a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax according to which the competent authority in the state of the shareholder is obligated to exchange information with Denmark, dividends are generally subject to a tax rate of 15%. If the shareholder is tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the shareholder together with related shareholders holds less than 10% of the nominal share capital of the company. Note that the reduced tax rate does not affect the withholding rate, hence, in this situation the shareholder must also in this situation claim a refund as described above in order to benefit from the reduced rate. Where a non-resident company of Denmark holds shares which can be attributed to a permanent establishment in Denmark, dividends are taxable pursuant to the rules applying to Danish tax residents described above.
The recent communications and binding rulings from the Danish Tax Assessment Council indicate that a holder of ADSs selling such ADSs back to the company should be exempt from withholding tax on the basis of a specific exception applying to shares in listed companies. It should be emphasized that these rulings are based on an individual analysis based on the actual facts and circumstances and terms and conditions of the depositary agreement implying that a holder of ADSs might not be able to rely on said rulings.
Share Transfer Tax and Stamp Duties
No Danish share transfer tax or stamp duties should be payable on transfer of the shares.
Certain Material U.S. Federal Income Tax Considerations
The following discussion describes certain material United States federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a United States Holder (as defined below) that acquires the ADSs and holds them as a capital asset (generally property held for investment) under the Internal Revenue Code of 1986, as amended from time to time, or the “Code”. This discussion is based upon existing U.S. tax law (including the Code, its legislative history, existing, temporary and proposed United States Department of the Treasury Regulations promulgated thereunder, or the “Treasury Regulations”, administrative and judicial interpretations thereof, and other published rulings, guidance, and court decisions) in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. No ruling has been sought from the Internal Revenue Service, or the “IRS”, or any other taxing authority, with respect to any United States federal income tax consequences described below. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS, other taxing authorities, and the U.S. courts could disagree with one or more of the positions taken in this summary. This summary is not binding on the IRS or any other taxing authority or court, none of which are precluded from taking a position that is different from or contrary to, any position taken in this summary and there can be no assurance that the IRS, other taxing authority, or a court will not take a contrary position. No opinion from U.S. legal counsel has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs.
This discussion does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or status including investors subject to special tax rules (such as, bank thrifts, and other financial institutions, insurance companies, broker-dealers in stocks, securities, currencies, or notional principal contracts, traders that have elected to mark securities to market, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, tax-exempt organizations including private foundations and charitable remainder trusts, pension plans, persons that hold the ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated investment or transaction as determined for U.S. federal income tax purposes, persons subject to alternative minimum tax or whose “functional currency” is not the USD, U.S. expatriates or former long-term residents of the United States, persons that directly, indirectly or constructively own 10% or more (by vote or value) of the Company, persons who acquired interests in the Company pursuant to the exercise of any employee share option or otherwise as compensation, or persons holding interests in the Company through partnerships or other pass-through entities).
This section does not address the treatment of a non-U.S. holder, nor does it address the tax treatment under the laws of any U.S. state or local state or non-U.S. taxing jurisdiction or any U.S. estate or alternative minimum tax consequences.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the ADSs. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs that, for United States federal income tax purposes, is:
•
an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any State thereof or the District of Columbia;

•
an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) a valid election under the Treasury regulations is in effect for the trust to be treated as a United States person.

If a partnership or other pass-through entity (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds the ADSs, the tax treatment of a person treated as a partner or other owner in the partnership or other pass-through entity for U.S. federal income tax purposes generally will depend on the status of the partner or other owner and the activities of the partnership or other pass-through entity. Partnerships (and other entities or arrangements so treated for U.S. federal income tax purposes) and their future partners should consult their own tax advisors.
In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a holder of ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.
This discussion addresses only U.S. Holders and does not discuss any tax considerations other than United States federal income tax considerations. Prospective investors are urged to consult their own tax advisors regarding the United States federal, state and local, and non-U.S. income and other tax consequences of the purchase, ownership, and disposition of ADSs.
Dividends
Under the United States federal income tax laws, and subject to the PFIC rules discussed below under “— Passive Foreign Investment Company Considerations”, any distributions of cash or other property with respect to the ADSs (including any amounts withheld in respect thereof), generally will, to the extent made out of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, constitute dividends for U.S. federal income tax purposes. Generally, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is includible in income for a U.S. Holder and subject to U.S. federal income taxation. Dividends paid to a non-corporate U.S. Holder that constitute dividend income from a “qualified foreign corporation” will be taxable at a preferential tax rate applicable to long-term capital gains, provided that the U.S. Holder holds the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are listed on The Nasdaq Capital Market, which is an established securities market in the United States. We therefore expect that dividends we pay with respect to the ADSs generally will constitute qualified dividend income. There can be no assurance, however, that the ADSs will be considered readily tradeable on an established securities market in later years.
A U.S. Holder must include any Danish tax withheld from the dividend payment, as described above under “— Danish Tax Considerations — Taxation of Shareholders Residing Outside Denmark,” in the gross amount of dividend paid even though the holder does not in fact receive it. The dividend is taxable to the holder when the depositary receives the dividend, actually or constructively. Because we are not a United States corporation and do not expect to meet the dividends-received deduction eligibility criteria for non-U.S. corporations, the dividend is not expected to be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a U.S. Holder’s income will be the USD value of the Danish Krone payments made, determined at the spot Danish Krone/USD rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into USD. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into USD will be treated as ordinary income or loss to the U.S. Holder and will not be eligible for the special tax rate applicable to qualified dividend income. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.
To the extent a distribution with respect to ADSs exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s capital invested in the Company, up to the holder’s adjusted tax basis in its ADSs, and, thereafter, as capital gain, which is subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Taxable Disposition.”
Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, all distributions paid will generally be treated as “dividends” for United States federal income tax purposes.
Dividends paid by the Company generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs, including the Danish tax withheld in accordance with the Treaty and paid over to the Danish taxing authority, which may, subject to such limitations, be creditable against a U.S. Holder’s United States federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. To the extent a refund of the tax withheld is available to a U.S. Holder under Danish law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. See “— Danish Taxation — Withholding Tax Refund for United States Treaty Beneficiaries” above for the procedures for obtaining a tax refund. Investors are urged to consult their own tax advisors about the availability of any foreign tax credits or deductions in respect to their specific tax situations.

Gain on Sale, Exchange or Other Taxable Disposition
Subject to the PFIC rules described below under “— Passive Foreign Investment Company Considerations”, a U.S. Holder that sells, exchanges or otherwise disposes of ADSs in a taxable disposition generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount realized and the holder’s adjusted tax basis, determined in United States dollars, in the ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if the U.S. Holder’s holding period in the ADSs exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.
Passive Foreign Investment Company Considerations
We have not made a determination as to whether the Company will or will not be treated as a PFIC in the current taxable year and subsequent taxable years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding our PFIC status.
If we were classified as a “passive foreign investment company”, or a “PFIC”, for U.S. federal income tax purposes in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the ADSs. A non-U.S. corporation, such as the Company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. However, certain rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. For purposes of the PFIC test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
If we were a PFIC with respect to a U.S. Holder, then unless such U.S. Holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (i) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or the holder’s holding period for the ADSs) and (ii) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. If we were determined to be a PFIC, this tax treatment for U.S. Holders would apply also to indirect distributions and gains deemed realized by U.S. Holders in respect of stock of any of our subsidiaries determined to be PFICs. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “— Taxation of Dividends.”

A U.S. Holder that holds the ADSs at any time during a taxable year in which we are classified as a PFIC generally will continue to treat such ADSs as ADSs in a PFIC, even if we no longer satisfy the PFIC income and asset tests described above, unless the U.S. Holder elects to recognize gain, which will be taxed under the excess distribution rules as if such ADSs had been sold on the last day of the last taxable year for which we were a PFIC.
Certain elections by a U.S. Holder would alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ADSs, as described below. These elections include a “qualified electing fund” or “QEF” election and a “mark-to-market” election, which is described in more detail below. We do not expect that a U.S. Holder would be able to make a QEF election with respect to the ADSs because we do not intend to provide to U.S. Holders the required information to make a valid QEF election.
In the event we are determined to be a PFIC, the rules applicable to PFICs described above would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the ADSs, but this election will be available with respect to the ADSs only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. Generally, shares of ADSs will be treated as marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. ADSs generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs will be considered marketable stock as long as they remain listed on The Nasdaq Capital Market and are regularly traded. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.
A U.S. Holder that makes a valid mark-to-market election for the first tax year in which the holder holds (or is deemed to hold) ADSs and for which we are a PFIC will be required to include each year an amount equal to the excess, if any, of the fair market value of such ADSs the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in such ADSs. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the ADSs over the fair market value of such ADSs as of the close of the taxable year, but only to the extent of any net mark-to-market gains with respect to such ADSs included by the U.S. Holder under the election for prior taxable years and may be subject to certain other limitations. The U.S. Holder’s adjusted tax basis in such ADSs will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of such ADSs, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of ADSs to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.
Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the ADSs cease to be treated as marketable stock for purposes of the PFIC rules or the IRS consents to its revocation. The excess distribution rules described above generally will not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if we were a PFIC for any year in which the U.S. Holder owns the ADSs but before a mark-to-market election is made, the interest charge rules described above would apply to any mark-to-market gain recognized in the year the election is made.
A U.S. Holder of PFIC shares must generally file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund).
The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and the tax consequences to them if we were a PFIC, including the reporting requirements and the desirability of making, and the availability of, a mark-to-market election with respect to the ADSs.
Net Investment Income Tax
Non-corporate U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of ADSs. A U.S. person that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of this net investment income tax to its income and gains in respect of any investment in ADSs.
Information Reporting with Respect to Foreign Financial Assets
Individual U.S. Holders may be subject to certain reporting obligations on IRS Form 8938 (Statement of Specified Foreign Financial Assets) with respect to the ADSs for any taxable year during which the U.S. Holder’s aggregate value of these and certain other “specified foreign financial assets” exceed a threshold amount that varies with the filing status of the individual. This reporting obligation also applies to domestic entities formed or availed of to hold, directly or indirectly, specified foreign financial assets, including the ADSs. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so.
U.S. Holders who acquire ADSs for cash may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, the U.S. Holder owns directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us in exchange for ADSs, when aggregated with all related transfers under applicable regulations, exceeds $100,000. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement.
Information Reporting and Backup Withholding
Dividend payments with respect to the ADSs and proceeds from the sale, exchange or redemption of the ADSs may be subject to information reporting to the IRS and possible United States backup withholding tax. In general, information reporting, including IRS Form 1099 reporting, will apply to dividends in respect of ADSs and the proceeds from the sale, exchange or redemption of ADSs that are paid to a holder of ADSs within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS. U.S. Holders are urged to consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

DESCRIPTION OF SECURITIES WE ARE OFFERING
We are offering 757,500 ADSs, pre-funded warrants to purchase up to 2,992,500 ADSs, and Warrants to purchase up to 3,750,000 ADSs. For each pre-funded warrant we sell, the number of ADSs we are offering will be decreased on a one-for-one basis. We are also registering the ADSs issuable from time to time upon exercise of the Warrants and pre-funded warrants offered hereby.
American Depositary Shares (‘ADSs’)
For a description of our ADSs see the section “Description of American Depositary Shares”.
On January 22, 2024, we effected a change to the ratio of our ADSs to our ordinary shares from one ADS representing one (1) ordinary share to one ADS representing ten (10) ordinary shares, or the ADS Ratio Change. Except as otherwise indicated, all information in this prospectus, including the number of ADSs being offered and the offering price gives retroactive effect to the ADS Ratio Change.
Warrants
Duration and Exercise Price
Each Warrant will have an exercise price equal to $4.00 per ADS. The Warrants will be immediately exercisable from the date of issuance until the five (5) year anniversary of the initial exercise date. The exercise price and number of ADSs issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rate distributions, reorganizations, or similar events affecting the Company’s ordinary shares and ADSs and the exercise price.
Exercisability
The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of such holder’s Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding ordinary shares represented by ADSs immediately after exercise, except that upon prior notice from the holder to the Company, the holder may increase or decrease the amount of ownership of outstanding ADSs after exercising the holder’s Warrants up to 9.99% of the number of the Company’s ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, provided that any increase will not be effective until 61 days following notice to us.
At the time a holder exercises its Warrants, if a registration statement registering the issuance or resale of the ordinary shares represented by ADSs issuable upon exercise of the Warrants under the Securities Act is not then effective or available for the issuance of such ordinary shares represented by ADSs, we shall be obligated to pay certain liquidated damages of up to $20 per day per $1,000 of Warrant ADSs subject to exercise as further described in Section 2(c) of the Warrants.
Trading Market
There is no established trading market for the Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Warrants will be extremely limited.
Rights as a Stockholder
Except as otherwise provided in the Warrants or by virtue of the holder’s ownership of the Company’s ADSs, such holder of Warrants does not have the rights or privileges of a holder of the Company’s ADSs, including any voting rights, until such holder exercises such holder’s Warrants. The Warrants will provide that the holders of the Warrants have the right to participate in distributions or dividends paid on the Company’s ADSs.

Fundamental Transactions
If at any time the Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the Warrant), a Holder of Warrants will be entitled to receive, upon exercise of the Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Warrants immediately prior to the Fundamental Transaction. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of the Warrants have the right to require us or a successor entity to redeem the Warrants for cash in the amount of the Black-Scholes Value (as defined in each Warrant) of the unexercised portion of the Warrants concurrently with or within 30 days following the consummation of a fundamental transaction.
However, in the event of a fundamental transaction which is not in our control, including a fundamental transaction not approved by our board of directors, the holders of the Warrants will only be entitled to receive from us or our successor entity, as of the date of consummation of such fundamental transaction the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the Warrants that is being offered and paid to the holders of our ADSs in connection with the fundamental transaction, whether that consideration is in the form of cash, stock or any combination of cash and stock, or whether the holders of our ADSs are given the choice to receive alternative forms of consideration in connection with the fundamental transaction.
Waivers and Amendments
The Warrants may be modified or amended or the provisions of the Warrants waived with the Company’s and the holder’s written consent.
Pre-Funded Warrants
General
The term “pre-funded” refers to the fact that the purchase price of the pre-funded warrants in this offering includes almost the entire exercise price that will be paid under the pre-funded warrants, except for an amount in US dollars equal to DKK 10 at the time of pricing of this offering, which amount is equal to $1.4537 as of the date of the prospectus, provided that such exercise price shall not be less than the USD equivalent to DKK 10 at the time of exercise. The purpose of the pre-funded warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding ordinary shares represented by ADSs following the consummation of this offering the opportunity to invest capital into the Company without triggering their ownership restrictions, by receiving pre-funded warrants in lieu of ADSs which would result in such ownership of more than 4.99% or 9.99%, as applicable, and receiving the ability to exercise their option to purchase the ADSs underlying the pre-funded warrants at a price at a later date.
The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered by us. The following description is subject in all respects to the provisions contained in the form of pre-funded warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.
Exercise Price
Pre-funded warrants will have an exercise price of $1.4537, provided that such exercise price shall not be less than the USD equivalent to DKK 10 at the time of exercise. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ADSs and also upon any distributions of assets, including cash, stock or other property to our stockholders.
Exercisability
The pre-funded warrants are exercisable at any time after their original issuance and until exercised in full. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of ADSs purchased upon such exercise. No fractional ADSs will be issued in connection with the exercise of a pre-funded warrant.
At the time a holder exercises its Warrants, if a registration statement registering the issuance or resale of the ordinary shares represented by ADSs issuable upon exercise of the pre-funded warrants under the Securities Act is not then effective or available for the issuance of such ordinary shares represented by ADSs, we shall be obligated to pay certain liquidated damages of up to $20 per day per $1,000 of pre-funded warrants ADSs subject to exercise as further described in Section 2(c) of the pre-funded warrants.
As set forth in the pre-funded warrant that is an exhibit to this registration statement, investors who purchase pre-funded warrants may, at the option of the investor, deliver the aggregate exercise price at closing of the offering to our Danish counsel , which shall be held in trust by our Danish counsel until the time of exercise of the pre-funded warrants by the investors.
Exercise Limitations
The pre-funded warrants may not be exercised by the holder to the extent that the holder, together with its affiliates, would beneficially own, after such exercise more than 4.99% of the ADSs then outstanding (including for such purpose the ADSs issuable upon such exercise). However, any holder may increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%, and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered. Purchasers of pre-funded warrants in this offering may also elect prior to the issuance of the pre-funded warrants to have the initial exercise limitation set at 9.99% of our outstanding ADSs.
Transferability
Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.
Trading Market
There is no established trading market for the pre-funded warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the pre-funded warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the pre-funded warrants will be limited.
Fundamental Transactions
In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our ADSs, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ADSs, or any person or group becoming the beneficial owner of more than 50% of the voting power represented by our outstanding ADSs, upon consummation of such a fundamental transaction, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the pre-funded warrants.
Rights as a Shareholder
Except as otherwise provided in the pre-funded warrant or by virtue of such holder’s ownership of shares of our ADSs, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our ADSs, including any voting rights, until the holder exercises the pre-funded warrant. The pre-funded warrants will provide that holders have the right to participate in distributions or dividends paid on our ADSs.
Placement Agent Warrants
The following summary of certain terms and provisions of the Placement Agent Warrants that are being issued hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the

Placement Agent Warrants, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Placement Agent Warrant for a complete description of the terms and conditions of the Placement Agent Warrant.
Duration and Exercise Price
Each Placement Agent Warrant offered hereby will have an initial exercise price equal to $5.40 per ADS (135% of the public offering price per ADS). The Placement Agent Warrants will be immediately exercisable and will expire five years from the commencement of sales in this offering. The exercise price and number of ADSs issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ADSs and the exercise price.
Exercisability
The Placement Agent Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of ADSs purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of the Placement Agent Warrant to the extent that the holder would own more than 4.99% of the outstanding ADSs immediately after exercise, except that upon notice from the holder to us, the holder may increase or decrease the amount of beneficial ownership of outstanding stock after exercising the holder’s Placement Agent Warrant up to 4.99% of the number of ADSs outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Placement Agent Warrants and in accordance with the rules and regulations of the SEC, provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to us.
Fractional ADSs
No fractional ADSs will be issued upon the exercise of the Placement Agent Warrants. Rather, the number of ADSs to be issued will be rounded up to the next whole share or we will pay a cash adjustment equal to such fraction multiplied by the exercise price to the holder.
Transferability
Subject to applicable laws, a Placement Agent Warrant may be transferred at the option of the holder upon surrender of the Placement Agent Warrant to us together with the appropriate instruments of transfer.
Trading Market
There is no trading market available for the Placement Agent Warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the Placement Agent Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Placement Agent Warrants will be extremely limited. The ADSs issuable upon exercise of the Placement Agent Warrants is currently listed on the Nasdaq Capital Market.
Right as a Shareholder
Except as otherwise provided in the Placement Agent Warrants or by virtue of such holder’s ownership of ADSs, the holders of the Placement Agent Warrants do not have the rights or privileges of holders of our ADSs, including any voting rights, until they exercise their Placement Agent Warrants.
Fundamental Transaction
If at any time the Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the Placement Agent Warrant), a Holder of Placement Agent Warrants will be entitled to receive, upon exercise of the Placement Agent Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Placement Agent Warrants immediately prior to the Fundamental Transaction. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of the Placement

Agent Warrants have the right to require us or a successor entity to redeem the Placement Agent Warrants for cash in the amount of the Black-Scholes Value (as defined in each Placement Agent Warrant) of the unexercised portion of the Placement Agent Warrants concurrently with or within 30 days following the consummation of a fundamental transaction.
However, in the event of a fundamental transaction which is not in our control, including a fundamental transaction not approved by our board of directors, the holders of the Placement Agent Warrants will only be entitled to receive from us or our successor entity, as of the date of consummation of such fundamental transaction the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the Placement Agent Warrants that is being offered and paid to the holders of our ADSs in connection with the fundamental transaction, whether that consideration is in the form of cash, stock or any combination of cash and stock, or whether the holders of our ADSs are given the choice to receive alternative forms of consideration in connection with the fundamental transaction.

PLAN OF DISTRIBUTION
We have engaged H.C. Wainwright & Co., LLC, or the Placement Agent, to act as our exclusive Placement Agent to solicit offers to purchase the securities offered pursuant to this prospectus on a reasonable best efforts basis. The engagement agreement does not give rise to any commitment by the Placement Agent to purchase any of our securities, and the Placement Agent will have no authority to bind us by virtue of the engagement agreement. The Placement Agent is not purchasing or selling any of the securities offered by us under this prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of such securities by us. Therefore, we may not sell all of the securities being offered. The terms of this offering were subject to market conditions and negotiations between us, the Placement Agent and prospective investors. This is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us. The Placement Agent does not guarantee that it will be able to raise new capital in any prospective offering. The Placement Agent may engage sub-agents or selected dealers to assist with the offering.
Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) a covenant to not enter into variable rate financings for a period of six (6) months following the closing of the offering, subject to certain exceptions; and (ii) a covenant to not issue any ordinary shares or ADSs or securities convertible into ordinary shares or ADSs for sixty (60) days from closing of the offering, subject to certain exceptions.
The nature of the representations, warranties and covenants in the securities purchase agreements shall include:
•
standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

•
covenants regarding matters such as registration of warrant shares, no integration with other offerings, filing of a 6-K to disclose entering into these securities purchase agreements, no shareholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of ADSs, and no issuance of any ordinary shares or ADSs or securities convertible into ordinary shares or ADSs for sixty (60) days from closing of the offering, subject to certain exceptions.

We expect to deliver the securities being offered pursuant to this prospectus on or about February 5, 2024, subject to satisfaction of certain customary closing conditions.
Fees and Expenses
The following table shows the per ADS and Warrant and per pre-funded warrant and Warrant and total Placement Agent fees we will pay in connection with the sale of the securities in this offering.
	Per ADS and Warrant	Per Pre-Funded Warrant and Warrant(1)	Total(2)
Public offering price	$4.00	$4.00	$15,000,000
Placement Agent Fees	$0.30	$0.30	$1,125,000
Proceeds to us (before expenses)	$3.70	$3.70	$13,875,000

(1)
Pre-Funded Warrant public offering price of $4.00 calculated to include the exercise price of $1.4537 in addition to the public offering price of $2.5463.

(2)
Gross proceeds assumes exercise in full of Pre-Funded Warrants.

We have agreed to pay the Placement Agent cash fee equal to 7.5% of the gross proceeds raised in this offering. We have also agreed to reimburse the Placement Agent for certain of its offering-related expenses, to reimburse the Placement Agent for its non-accountable expenses in the amount of $35,000, for its legal fees and expenses and other out-of-pocket expenses in an amount up to $100,000, and for its clearing expenses in the amount of $15,950. We estimate the total expenses of this offering payable by us, excluding the Placement Agent fee, will be approximately $0.8 million.
Placement Agent Warrants
In addition, we have agreed to issue to the Placement Agent or its designees warrants to purchase up to 187,500 ADSs (which represents 5.0% of the aggregate number of ADSs issued in this offering and issuable upon the exercise of the pre-funded warrants issued in this offering) with an exercise price of $5.40 per ADS (representing 135% of the public offering price per ADS) and exercisable for five years from the date of the commencement of sales in this offering. The Placement Agent warrants and underlying ADSs are registered on the registration statement of which this prospectus is a part. The form of the Placement Agent warrant is included as an exhibit to this registration statement of which this prospectus forms a part.
Lock-up Agreements
We and each of our officers and directors have agreed with the Placement Agent to be subject to a lock-up period of 60 days following the date of closing of the offering pursuant to this prospectus. This means that, during the applicable lock-up period, we and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our ADSs or any securities convertible into, or exercisable or exchangeable for, ADSs, subject to customary exceptions. The Placement Agent may waive the terms of these lock-up agreements in its sole discretion and without notice. In addition, we have agreed to not issue any securities that are subject to a price reset based on the trading prices of our ADS or upon a specified or contingent event in the future, or enter into any agreement to issue securities at a future determined price for a period of six (6) months following the closing date of this offering, subject to certain exceptions. The Placement Agent may waive this prohibition in its sole discretion and without notice.
Tail
We have also agreed to pay the Placement Agent a tail fee equal to the cash compensation in this offering, if any investor, who was brought over-the-wall by the Placement Agent during the term of its engagement, provides us with capital in any public or private offering or other financing or capital raising transaction during the 12-month period following expiration or termination of our engagement of the Placement Agent.
Regulation M
The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.
Indemnification
We have agreed to indemnify the Placement Agent against certain liabilities, including certain liabilities arising under the Securities Act and to contribute to payments that the Placement Agent may be required to make for these liabilities.

Determination of Offering Price
The actual offering price of the securities we are offering has been negotiated between us and the investors in the offering based on the trading of our ADSs prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.
Electronic Offer, Sale and Distribution of Securities
A prospectus in electronic format may be made available on the websites maintained by the Placement Agent, if any, participating in this offering and the Placement Agent may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agent, and should not be relied upon by investors.
Other Relationships
From time to time, the Placement Agent or its affiliates have in the past or may in the future provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the Placement Agent for any further services.
Listing
Our ADSs are listed on The Nasdaq Capital Market under the symbol “EVAX.”
Depositary
The depositary for our ADSs is The Bank of New York Mellon.
EXPENSES OF THE OFFERING
Set forth below is an itemization of the total anticipated expenses, excluding Placement Agent commissions, expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates, in United States dollars:
SEC registration fee	$3,052
FINRA filing fee	$3,601
Printing and engraving expenses	$100,000
Legal fees and expenses	$610,000
Accounting fees and expenses	$44,000
Miscellaneous expenses	$40,000
Total	$800,653
In addition to the expenses noted in the table above, the estimated fair value of Placement Agent Warrants to be issued as part of this offering is $750,000.
LEGAL MATTERS
We are being represented by Duane Morris LLP, New York, New York with respect to certain legal matters of United States federal securities and New York state law. We are being represented by Mazanti-Andersen AdvokatPartnerselskab, Denmark with respect to certain legal matters of the law of Denmark.

Ellenoff Grossman & Schole LLP, New York, New York is acting as counsel for the placement agent with respect to this offering.
EXPERTS
The consolidated financial statements of Evaxion Biotech A/S at December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, appearing in this Prospectus and Registration Statement have been audited by EY Godkendt Revisionspartnerselskab, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The registered business address of EY Godkendt Revisionspartnerselskab is Dirch Passers Allé 36, 2000 Frederiksberg, Denmark.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.
You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at
We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. registrants whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will furnish to the SEC, on Form 6-K, unaudited interim financial information.
We maintain a corporate website at www.evaxion-biotech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Evaxion Biotech A/S
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Evaxion Biotech A/S (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The Company’s Ability to Continue as a Going Concern
The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had no revenues, continued net losses and requires additional funding, which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ EY Godkendt Revisionspartnerselskab
We have served as the Company’s auditor since 2019.
Copenhagen, Denmark
April 27, 2023

EVAXION BIOTECH A/S
Consolidated Statements of Comprehensive Loss
		Years Ended December 31,
	Note	2022	2021	2020
	(USD in thousands, except per share amounts)
Operating expenses:
Research and development	6, 7	$17,056	$19,583	$10,902
General and administrative	6, 7	8,208	6,251	5,666
Total operating expenses		25,264	25,834	16,568
Operating loss		(25,264)	(25,834)	(16,568)
Finance income	9	2,831	2,039	216
Finance expenses	9	(1,508)	(915)	(223)
Net loss before tax		(23,941)	(24,710)	(16,575)
Income tax benefit	10	772	178	1,557
Net loss for the year		$(23,169)	$(24,532)	$(15,018)
Net loss attributable to shareholders of Evaxion Biotech A/S		$(23,169)	$(24,532)	$(15,018)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(25)	(83)	(18)
Exchange rate adjustments of investments in subsidiaries		(3)	93	—
Tax on other comprehensive income/(expense)		—	(5)	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on currency translation to presentation currency		(2,324)	(1,547)	412
Other comprehensive income/(loss) for the year, net of tax		$(2,352)	$(1,542)	$394
Total comprehensive loss		$(25,521)	$(26,074)	$(14,624)
Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S		$(25,521)	$(26,074)	$(14,624)
Loss per share – basic and diluted	11	$(0.98)	$(1.26)	$(0.97)
The accompanying notes are an integral part of these consolidated financial statements.

EVAXION BIOTECH A/S
Consolidated Statements of Financial Position
		December 31,
	Note	2022	2021
		(USD in thousands)
ASSETS
Non-current assets
Intangible assets	12	$—	$93
Property and equipment, net	13	4,675	5,174
Government grants receivables		209	—
Tax receivables, non-current		—	—
Leasehold deposits, non-current	17	156	191
Total non-current assets		5,040	5,458
Current assets
Prepayments and other receivables	14	2,791	1,138
Government grants receivable, current		221	563
Tax receivables, current		789	838
Cash and cash equivalents	16	13,184	32,166
Total current assets		16,985	34,705
TOTAL ASSETS		$22,025	$40,163
EQUITY AND LIABILITIES
Share capital	20	$3,886	$3,755
Other reserves	20	77,076	79,114
Accumulated deficit	20	(72,659)	(50,432)
Total equity		8,303	32,437
Non-current liabilities
Lease liabilities, non-current	17	1,952	2,206
Borrowings, non-current	18	7,864	1,044
Provisions	23	144	153
Total non-current liabilities		9,960	3,403
Current liabilities
Lease liabilities, current	17	303	314
Warrant liability	19	573	—
Borrowings, current	18	136	126
Trade payables		2,085	2,848
Other payables	15	665	1,035
Total current liabilities		3,762	4,323
Total liabilities		13,722	7,726
TOTAL EQUITY AND LIABILITIES		$22,025	$40,163
The accompanying notes are an integral part of consolidated financial statements.

EVAXION BIOTECH A/S
Consolidated Statements of Changes in Equity
			Other reserves
	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
		(USD in thousands)
Equity at December 31, 2019		$2,481	$22,862	$(169)	$(15,812)	$9,362
Net loss for the year		—	—	—	(15,018)	(15,018)
Other comprehensive income		—	—	395	—	395
Share-based compensation	8	—	—	—	3,551	3,551
Issuance of shares for cash	20	167	8,853	—	—	9,020
Transaction costs	20	—	(272)	—	—	(272)
Equity at December 31, 2020		$2,648	$31,443	$226	$(27,279)	$7,038
Net loss for the year		—	—	—	(24,532)	(24,532)
Other comprehensive income		—	—	(1,537)	—	(1,537)
Tax effects on OCI		—	—	(5)	—	(5)
Share-based compensation	8	—	—	—	1,379	1,379
Issuance of shares for cash	20	1,107	56,502	—	—	57,609
Transaction costs	20	—	(7,515)	—	—	(7,515)
Equity at December 31, 2021		$3,755	$80,430	$(1,316)	$(50,432)	$32,437
Net loss for the period		—	—	—	(23,169)	(23,169)
Other comprehensive income		—	—	(2,335)	—	(2,335)
Share-based compensation	8	—	—	—	942	942
Issuance of shares for cash	20	70	358	—	—	428
Transaction costs	20	61	(61)	—	—	—
Equity at December 31, 2022		$3,886	$80,727	$(3,651)	$(72,659)	$8,303
The accompanying notes are an integral part of these consolidated financial statements.

EVAXION BIOTECH A/S
Consolidated Statements of Cash Flows
		Years Ended December 31,
	Note	2022	2021	2020
		(USD in thousands)
Operating activities:
Net loss for the year		$(23,169)	$(24,532)	$(15,018)
Adjustments for non-cash items	16	(323)	541	1,583
Interest received		13	—	—
Interest paid		(172)	(25)	(30)
Income taxes received		754	846	812
Cash flow from operating activities before changes in working capital		(22,897)	(23,170)	(12,653)
Cash flow from changes in working capital:
Changes in net working capital	16	(2,877)	1,237	215
Net cash used in operating activities		(25,774)	(21,933)	(12,438)
Investing activities:
Investment in intangible assets	12	—	(60)	(35)
Purchase of property and equipment	13	(292)	(1,300)	(149)
Payment of non-current financial assets – leasehold deposits		24	30	(209)
Net cash (used in)/provided by investing activities		(268)	(1,330)	(393)
Financing activities:
Proceeds from issuance of shares and exercise of warrants, less underwriter discounts	20	428	53,854	9,019
Transaction costs related to issuance of shares		—	(3,760)	(128)
Proceeds from borrowings	18	7,849	—	—
Repayment of borrowings	18	(119)	(63)	—
Leasing installments	16,17	(305)	(226)	(74)
Net cash provided by/ (used in) financing activities		7,853	49,805	8,817
Net increase/ (decrease) in cash and cash equivalents		(18,189)	26,542	(4,014)
Cash and cash equivalents at January 1	16	32,166	5,834	9,559
Exchange rate adjustments on cash and cash equivalents		(793)	(210)	288
Cash and cash equivalents at December 31	16	$13,184	$32,166	$(5,834)
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Acquisition of property and equipment through loan from lessor	16	84	—	—
Capitalized intangible assets included in trade payables	12	—	—	60
Acquisition of property and equipment included in trade payables		—	90	—
The accompanying notes are an integral part of these consolidated financial statements.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
Note 1. General Company Information
Evaxion Biotech A/S (the “Company” or “Evaxion”) is a clinical-stage biotech company developing AI-powered immunotherapies. Evaxion uses its proprietary and scalable artificial intelligence, or AI, technology to decode the human immune system to identify and develop immunotherapies for patients in the global market. Unless the context otherwise requires, references to the “Company,” “Evaxion,” “we,” “us,” and “our”, refer to Evaxion Biotech A/S and its subsidiaries.
Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hørsholm, Denmark.
On February 5, 2021, the Company completed an initial public offering (“IPO”), which resulted in the listing of American Depository Shares (“ADS”) representing the company’s ordinary shares, under the symbol “EVAX” in the United States on the NASDAQ Capital Market. Through the IPO, the Company sold 3,000,000 ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. The Company received net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, authorized share capital consists of 3,000,000 shares of ordinary shares, par value DKK 1 per share.
On November 9, 2021, the Company completed a follow-on public offering through which we issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. The Company received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Upon the completion of the follow-on public offering, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,141,524.
In June 2022, we entered into a purchase agreement, or the LPC Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park. In connection with the LPC Purchase Agreement, we issued 428,572 ADSs representing ordinary shares to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s agreement to purchase ordinary shares. After issue of shares following the At the Market program with JonesTrading Institutional Services LLC we entered into in October 2022 and due to warrant exercise, the outstanding share capital amounted to nominal DKK 24,139,413 at year end.
The consolidated financial statements of Evaxion Biotech A/S and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2022, were approved, and authorized for issuance, by the Audit Committee of the board of directors on April 27, 2023.
Emerging Growth Company Status
Evaxion is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Company has elected to take advantage of specified reduced reporting and regulatory requirements in contrast to those otherwise applicable generally to public companies. This provision includes the exemption from the auditor attestation requirement in the assessment of the Company’s internal control over financial reporting pursuant to Section 404 the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.
Evaxion will remain an emerging growth company until the earliest of (i) the last day of the first fiscal year (a) following the fifth anniversary of the completion of the global offering, (b) in which its annual gross revenue totals at least $1.235 billion or (c) when the Company is deemed to be a large accelerated filer, which means the market value of the Company’s ordinary shares that is held by non-affiliates exceeds

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
$700.0 million as of the prior June 30th and (ii) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
Impact from COVID-19
The Company continues to closely monitor the potential impact of COVID-19 on the 2022 financial results and cash flows and beyond.
The Company has worked closely with laboratories and investigators to ensure safe continuation and working requirements of its ongoing research activities and human clinical trials. The Company has resumed business travel and has remained active and effective in the process of raising capital with institutional investors by conducting key meetings in person and on a virtual basis when appropriate. As of December 31, 2022, the Company has not experienced a materially negative impact from COVID-19 on the audited consolidated financial statements.
Russia’s Invasion of Ukraine
On February 24, 2022, Russia invaded Ukraine creating a global conflict. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates, including patient enrollment. The Company relies on global networks of contract research organizations and clinical trial sites to enroll patients. Delays in research activities or in the conduct of our clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers at additional expense. In addition, the conflict between Russia and the Ukraine has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all. As of December 31, 2022, the Company has not directly experienced a materially negative impact from Russia’s invasion of Ukraine on the consolidated financial statements.
Note 2. Liquidity and Going Concern Assessment
The Company has considered whether conditions and events exist that, when considered in aggregate, raise significant doubt about the Company’s ability to continue as a going concern for at least a year from the date of the financial statements. The Company has a history of incurring operating losses and negative cash flows from operations. The Company anticipates incurring additional losses until such time, if ever, it can complete its research and development (“R&D”) activities and obtain an out-licensing partnership for its product candidates and generate revenues from such product candidates.
The Company monitors its funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transaction and/ or adjust the cost base accordingly. In March 2023 the Company adjusted the organization and reprioritized development programs to focus the operations and to save costs. The Company, with its current strategic plans, anticipates that with the current cash position and the forecast cash requirements per the 2023 updated Annual Budget, it will require additional financing to fund its operations and to continue development of its product candidates by December 2023.
The Company plans to finance cash needs through equity offerings, or other capital sources, including potential collaborations or licenses and adjust spending on new and ongoing development and corporate activities, as needed.
Due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations, the Company concluded that there is significant doubt about its

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
ability to continue as a going concern through one year from the balance sheet date. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business.
The matters that raise significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB) standards.
The Company may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Company raises funds through collaborations, licenses and other similar arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on the Company’s financial condition and its ability to pursue its business plans and strategies. If the Company is unable to raise additional capital when needed, it could be forced to delay, limit, reduce or terminate its product candidate development or grant rights to develop and market its product candidates.
On June 7, 2022 the Company entered into a Purchase Agreement (the “Purchase Agreement”) with an unrelated third party, Lincoln Park Capital Fund, LLC (“Lincoln Park”), to sell up to $40.0 million of its ordinary shares represented by American Depository Shares (“ADSs”) over a 36 month period. the Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase. Upon execution and delivery of the Purchase Agreement, the Company issued 428,572 ordinary shares represented by ADSs as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase its ordinary shares represented by ADSs under the Purchase Agreement. As of December 31, 2022, the Company had not issued and sold any additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement.
On October 3, 2022 the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) to sell up to $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The NASDAQ Capital Market.
Note 3. Summary of Significant Accounting Policies
Basis of Preparation
The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
The financial statements are presented in the Company’s presentation currency, U.S. dollar (“USD”) which is not the functional currency of the parent company. The Group’s financial statements are presented in USD as the result of the Company’s publicly listing the ADSs in the United States. The company’s functional currency is DKK for Denmark, AUD for Australia, and USD for the United States. The financial statements have been prepared on a going concern basis using a historical cost basis. All financial assets and liabilities are measured at amortized cost unless otherwise stated.
Reclassifications of prior period presentation
Certain items included in the notes to prior year consolidated financial statements have been reclassified to conform to the current period’s presentation. The reclassifications are immaterial to the consolidated financial statements.
Basis of Consolidation
The audited consolidated financial statements of the Company comprise the Statement of Financial Position as of December 31, 2022 and 2021, and the Statement of Comprehensive Loss for the twelve months ended December 31, 2022, 2021 and 2020. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. The financial statements of subsidiaries are included in the audited consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. Control is reassessed whenever facts and circumstances indicate that there are changes of the control.
All intra-Group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full in consolidation.
Retrospective effect of share split and bonus share issuance
All share and per share data, including that related to warrants, in the consolidated financial statements give retroactive effect to a 2:1 share split and a bonus issue of shares in the ratio of 17:1 of the Company’s authorized, issued and outstanding ordinary shares, which was effective on January 4, 2021, with the corresponding impacts on both share capital and share premium also retroactively recognized.
Currency translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized as financial income or financial expenses in the statements of comprehensive loss. Non-monetary items in foreign currency which are measured at cost at the statements of financial position date are translated using the exchange rates at the date of the transaction.
Translation of foreign operations
Assets and liabilities in the Company’s functional currency, DKK and AUD, for Denmark and Australia, respectively, are translated to the Company’s presentation currency at the exchange rate applicable on December 31 for the respective year. Income and expenses in the Company’s functional currency are

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
translated to USD at the average exchange rate which corresponds to an approximation of the exchange rates prevailing on each individual transaction date. Translation differences arising in the translation to presentation currency are recognized in other comprehensive income.
Research and development expenses
Research and development expenses are primarily internal and external costs incurred in the development of the Company’s product candidates, including personnel costs, share-based compensation, external research and development expenses, maintenance of the Company’s patents, overhead allocation and enhancements and maintenance of the Company’s technology platforms.
The research activities are comprised of activities performed before filing an IND or equivalent and necessary pre-clinical activities for such product candidates. All research expenses are recognized in the period in which they are incurred and payments made prior to the receipt of goods or services to be used in research and development are deferred until the goods or services are received. The Company records accruals for estimated research and development costs, comprising payments for work performed by third-party contractors and others. Payments for these activities are based on the terms of the individual agreements, which may differ from the timing of the expense recognition of these costs, in which case, they are reflected in the financial statements as either prepaid- or accrued expenses.
The development activities are comprised of the activities performed following the filing of an IND or equivalent clinical-enabling activities for such product candidates, including but not limited to, research and clinical development activities. In line with industry practice, internal and subcontracted development costs are expensed as incurred. Due to regulatory uncertainties and other uncertainties inherent in the development of new products, development expenses do not qualify for capitalization as intangible assets until marketing approval by a regulatory authority is obtained or considered highly probable. To date, the Company has not incurred any development costs which qualified for capitalization.
Contract Research Organizations expenses and related prepayments and accruals
Substantial portions of the Company’s clinical studies are performed by third-party laboratories, medical centers, contract research organizations and other vendors (collectively, the “CROs”). The CROs generally bill monthly or quarterly for services performed. For studies, the Company accrues expenses based upon estimated percentage of work completed.
The Company’s estimates depend on the timeliness and accuracy of the data provided by the CROs regarding the status of each program and total program spending. The Company evaluates the estimates to determine if adjustments are necessary or appropriate based on information received.
CROs invoice the Company upon the occurrence of predetermined contractual or activity-based milestones; however, the timing of these invoices and the Company’s related payments often do not correspond directly to the level of performance of contracted activities. To the extent payments are made by the Company in advance of the related activities performed by the CROs, they are included in prepayments to clinical research organizations and expensed when the activities performed by the CROs. To the extent the payments are made by the Company following the performance of the related activities, the expense is accrued for as a payable to clinical research organizations.
Intellectual property
The Company actively seeks to create, maintain and protect intellectual property and proprietary information and technology that is considered important to the Company’s business, which includes seeking and maintaining patents covering proprietary technology, product candidates, proprietary processes and any other inventions that are commercially and / or strategically important to the Company’s business development. These expenses are expensed as incurred and not capitalized as intangible assets until marketing

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
approval by a regulatory authority is obtained or considered highly probable. The Company has not incurred any costs that qualify for capitalization.
Income from government grants
The Company receives grants for certain research and development activities. The grant income is recognized as a reduction of research and development expenses in the period in which the underlying expenditures were incurred and when there is reasonable assurance that the Company will comply with all conditions to receive the grant income. Government grants comprise direct grants and tax credits related to qualifying research and development costs in excess of the corporate tax rate. Tax credits in an amount up to the corporate tax rate are classified as income tax benefits.
General and administrative expenses
General and administrative expenses consist primarily of fees paid to external consultants and personnel costs, including share-based compensation for the Company’s executive, finance, corporate and business development functions. In addition, general and administrative expenses also include depreciation and other expenses for the Company’s corporate headquarters as well as other allocated overhead.
Share-based payments
The Company issues warrants as an incentive to employees and non-employees. The fair value of the warrants granted is recognized as an expense with a corresponding credit to accumulated deficit. The fair value is expensed over the requisite service period of the awards. The expense recognition is based on an estimate of the number of warrants expected to vest. The estimate is reassessed regularly, and on a cumulative basis, the expense is equal to the fair value of the number of warrants which actually vest.
For employees and consultants providing services similar to employees of the Company, the fair value of the equity instruments is determined at the date of grant resulting in a fixed fair value at grant date that is not adjusted for future changes in the fair value of the equity awards that may occur over the service period. The grant date is defined as the date at which the parties agree to the contractual terms.
For consultants providing other services that are not similar to employees of the Company, the transactions are measured at the fair value of the services received unless this is not reliably measurable. In such cases, the transactions are measured at fair value of the equity instruments granted at the dates when the services are provided.
Modification of warrants which are beneficial are accounted for with their incremental value or over the shorter vesting period. Non-beneficial modifications such as an extension of the vesting period are not accounted for. Consequently, the original terms are deemed to continue to exist. The Company estimates the fair value of warrants using the underlying value of the Company’s ordinary shares. Since the warrants granted before December 2020 are exercisable for nominal consideration, the warrants are valued using the fair value of the Company’s ordinary shares on grant date less the exercise consideration. Warrants granted during 2022 and 2021 are valued using a black-scholes share option pricing model. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The key assumption in this estimate is the fair value of the Company’s ordinary share on the warrant grant date.
Accounting for joint operations — Southern Denmark University
The Company enters into agreements from time to time that may be subject to the requirements of IFRS 11, Joint Arrangements. The Company evaluates these agreements on execution and applies the requirements of the guidance. The collaboration agreement with Southern Denmark University (“SDU”) is considered a joint operation as defined in IFRS 11, with the principal place of business being Denmark. In September 2020, the Company terminated its existing agreement with SDU. For the year ended

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
December 31, 2020, the Company recorded $0.3 million in compensation cost for SDU employees which was reported in research and development costs in the statement of comprehensive loss.
Accounting for joint operations — MSD International GmbH and MSD International Business GmbH
The Company has entered into a collaboration agreement with MSD International GmbH and MSD International Business GmbH (jointly ‘MSD’). Under the arrangement, the Company will share its clinical trial in which the Company’s compound and MSD’s compound is dosed in combination.
In determining the accounting treatment for these types of arrangements, the Company carefully evaluates the relationship between the two parties in order to determine whether the arrangement is, in substance, a collaboration arrangement between the two parties (to be accounted for in accordance with IFRS 11, Joint Arrangements), or rather, a vendor-customer contract (to be accounted for in accordance with IFRS 15, Revenue from Contracts with Customers).
Management has determined that MSD does not meet the definition of a customer under IFRS 15. Consequently, the arrangement is classified as a collaboration arrangement and is accounted for as a joint operation in accordance with IFRS 11 resulting in the recognition of the Company’s own income and expense and assets and liabilities, respectively.
Finance Income
Finance income consists primarily of foreign currency gains, and a gain from changes in fair value of liability-classified warrants.
Finance Expense
Finance expenses consists primarily of foreign currency losses, interest expense and related loan costs on the EIB Loan Agreement (as defined herein), and interest expense on leasing liabilities.
Income tax
The income tax for the period comprises current and deferred tax, including prior-year adjustments and changes in provisions for uncertain tax positions. Tax is recognized in the statement of comprehensive loss, except to the extent that it relates to items recognized in equity.
Research and development tax credits are available to the Group under the tax laws of Denmark and Australia respectively, based on qualifying research and development spend as defined under those tax laws. Tax credits not exceeding the corporate tax rate are recognized as an income tax benefit. Tax credits in excess of the corporate tax rate are classified as government grants.
Accruals for uncertain tax positions and/or valuation of government grant receivables require management to make judgments of potential exposures. Accruals for uncertain tax positions and/or valuation of government grant receivables are measured using either the most likely amount or the expected value amount, depending on taxable amounts.
Deferred taxes
Deferred tax is measured according to the liability method on all temporary differences between the carrying amount and the tax base of assets and liabilities. Where the tax value can be determined according to alternative tax rules, deferred tax is measured on the basis of the planned use of the asset or the settlement of the obligation.
Deferred tax assets are measured at the value at which they are expected to be utilized, either through elimination against tax on future earnings or through a set-off against deferred tax liabilities. Deferred tax assets are set off within the same legal tax entity and jurisdiction.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions could necessitate future adjustments to tax income and expenses already recorded. As at December 31, 2022 and 2021, the Company has not recognized any provisions for uncertain tax positions resulting in a risk that the deferred tax asset related to warrants is lower than disclosed.
The Company recognizes deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. Management has considered future taxable income in assessing whether deferred income tax assets should be recognized and has concluded that the deferred income tax assets do not meet the criteria for recognition as assets in the statements of financial position.
Tax receivables
Current tax assets for the current and prior periods are measured at the amount expected to be recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
EIB Loan
All loans and borrowings are classified as financial liabilities and are initially recorded at fair value less the value attributable to any separately accounted for embedded derivative. Further, considerations from the lender for other elements in the transaction are accounted for separately. After initial recognition, any such loans and borrowings are measured at amortized cost using the effective interest method, with the amortization recognized in finance costs.
In August 2020, we executed the EIB Loan Agreement, with European Investment Bank (“EIB”) for a principal amount of €20.0 million, divided into three tranches of €7.0 million, €6.0 million, and €7.0 million (the “EIB Loan”). During the year ended December 31, 2021, the Company initiated the draw of the first tranche of the EIB Loan Agreement. The Company received the proceeds from the draw of the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. We received the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. The loan is initially recorded at fair value less the value attributable to any separately accounted for embedded derivative. The loan is subsequently measured at amortized cost, with the unwinding of the discount recorded in finance costs over the life of the loan.
EIB Warrants
Under the EIB Loan Agreement, EIB is entitled to an aggregate of 1,003,032 cash settled EIB Warrants with an exercise price of 1 DKK per warrant for all tranches (the “EIB Warrants”). On February 17, 2022, 351,036 EIB Warrants were issued to EIB as part of the drawdown of the first tranche of the EIB Loan. The EIB Warrants are part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with the Financial Instruments Standards (IAS) 32 and IFRS 9. The cost upon initial recognition is accounted for as transaction costs as it is directly linked to the draw down on each individual tranche of the EIB loan. EIB is entitled to elect net in cash settlement of its warrants at any time, and consequently a financial liability for the redemption amount is recognized.
The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The redemption amount is equal to the current share price. The remeasurements are presented as finance expense or finance income.
Leases
The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities for future remaining lease payments and right-of-use assets representing the right to use the underlying assets.
Leasehold improvements and Loan from lessor
The Company’s lease contract comprises funding for the customization of the premises to the Company’s specific needs. The payment is determined based on the actual costs incurred for the customization, a repayment period of 8 years and an interest rate of 6% per annum.
The Company has assessed whether this is a lease component, or a leasehold improvement funded by the lessor. We have considered the following factors:
1.
Which party designed the customization

2.
Which party had the right to direct changes to the work

3.
Who is taking on the economic risk of the cost price of the work

A third party has designed the project according to the Company’s instructions, and the Company had the right to direct changes to the work during the construction period. Further, the Company has the full economic risk of the work due to 1:1 linkage between construction costs and payments to the lessor. Consequently, the Company has assessed that the customization is a leasehold improvement funded by the lessor and accordingly presented a leasehold improvement and a corresponding liability for the loan from the lessor.
Right-of-use assets
The Company recognizes a right-of-use asset at the lease commencement date (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, lease payments made at or before the commencement date less any lease incentives received, initial direct costs incurred, and restoration costs.
Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the right-of-use asset using the straight-line method. In addition, right-of-use assets are reduced by impairment losses, if any, and adjusted for certain remeasurements.
The Company’s right-of-use assets are presented within property and equipment, net.
Lease liabilities
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of the following payments, when applicable:
•
fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•
variable lease payments (linked to an index or interest rate);

•
expected payments under residual value guarantees;

•
the exercise price of purchase options, where exercise is reasonably certain;

•
lease payments in optional renewal periods, where exercise of extension options is reasonably certain;

•
and penalty payments for the termination of a lease, if the lease term reflects the exercise of the respective termination option.

The lease payments are discounted using the interest rate implicit in the lease if this rate can be readily determined. Otherwise, the Company’s incremental borrowing rate is used, being the rate that the Company

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.
Lease liabilities are subsequently measured at amortized cost using the effective interest method. In addition, the carrying amount of the lease liabilities are remeasured if there is a modification, a change in the lease term, or a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments).
Intangible assets
The Company recognized intangible assets for licenses. Licenses are measured at cost less cumulative amortization and impairment. Cost is measured at fair value of the consideration transferred with addition of transactions costs. If additional consideration is transferred to the seller due to meeting certain milestones, these payments are added to the cost price once the conditions for making the payments are met.
The capitalized assets are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the license or similar development agreement. Amortization commences only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. To date, the Company has not received any regulatory and marketing approval for any of its product candidates. Consequently, the Company did not recognize any amortization expense for its intangible assets.
Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:
Assets	Useful life
Properties	Shorter of lease term and useful life of the asset
Leasehold improvements	11 years
Other equipment	5 – 10 years
Impairment of non-financial assets
Assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period. The Company has not recognized any impairment losses to date.
Provisions
Provisions are recognized when we have an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured as the best estimate of the expense necessary to settle the obligation at the balance sheet date. Provisions that are estimated to mature after more than one year after the balance sheet date are measured at their present values, using a discount rate based on the Company’s risk adjusted incremental borrowing rate.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are classified at initial recognition, including on the basis of the purpose for which the instrument was acquired and managed. This classification determines the valuation of the instruments.
(i) Non-derivative financial assets
Non-derivative financial assets are recognized initially on the date they are originated. The Company derecognizes non-derivative financial assets when the contractual rights to cash flows expire or it transfers the right to receive cash flows in a transaction which transfers substantially all the risks and rewards of ownership of the asset. The Company’s financial assets are initially recognized at fair value and subsequently measured at amortized cost less accumulated impairment losses.
The Company holds the following categories of non-derivative financial assets:
Receivables
Receivables (including lease deposits, receivables and receivables from unpaid capital) represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). They are measured at amortized cost less impairment.
Prepayments include expenditures related to future financial periods and are measured at amortized cost.
Cash and cash equivalents
Cash is comprised of cash on hand and in bank deposit accounts. Cash equivalents are instruments with original maturities of 90 days or less. The Company does not have any cash equivalents for the years ended December 31, 2022 and 2021.
(ii) Non-derivative financial liabilities
Non-derivative financial liabilities comprise other payables which are measured initially at fair value and subsequently at amortized cost.
Trade Payables
Trade payables and accruals relate to the Group’s purchase of products and services from various vendors in the normal course of business.
Other Payables
Other payables are comprised of payables to clinical research organizations, employee liabilities and other liabilities. The contract liabilities consist of CROs and vendor accruals. Employee cost liabilities are comprised of provision for holiday allowance, provision for salaries and other employee related provisions. Other liabilities consist of commitments and liabilities related to government grants received in advance.
Segment Information
An operating segment is a part of the Company that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM for the Company is the Chief Executive Officer. The Company does not divide its operations into different segments and the CODM operates and manages the Company’s entire operations as one segment, which

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
is consistent with the Company’s internal organization and reporting system. The Company does not have any revenue and there are no material non-current assets attributable to countries other than Denmark.
Shareholders’ Equity
The share capital comprises the nominal amount of the company’s ordinary shares, each at a nominal value of DKK 1.
Other reserves includes the share premium comprising the amount received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the company’s capital increases, reduced by any expenses directly attributable to the capital increases as well as translation reserves. Translation reserves include exchange rate adjustments of equity and intragroup receivables forming part of the net investments in our group enterprises.
Accumulated deficit includes the accumulated profit or loss as well as well as the reserve for share-based payment representing the corresponding entries to the share-based payment recognized in the profit or loss, arising from our warrant programs.
Loss Per Share
The calculation of basic loss per share is based on the Company’s net loss for the year attributable to shareholders of Evaxion Biotech A/S and on the weighted average number of ordinary shares outstanding during the year. The number of shares outstanding take in effect the 2 for 1 stock split and the 17 for 1 bonus share issuance on January 4, 2021. In calculating diluted loss per share, earnings and the average number of shares are adjusted for the dilutive effects of potential ordinary shares. Loss per share is not adjusted for any dilution that results in a loss per share that is lower than loss per ordinary share before dilution.
Standards issued but not yet effective
There were a number of standards and interpretations which were issued but were not yet effective at December 31, 2022 and have not been adopted for these financial statements, including:
•
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (January 1, 2024)

•
Amendment to IAS 1 Presentation of Financial Statements: Disclosure of Accounting Policies (January 1, 2023)

•
Amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (January 1, 2023)

•
Amendment to IAS 12 Accounting Policies, Deferred tax related to Assets and Liabilities arising from a Single Transaction (January 1, 2023)

•
Amendments to IFRS 16 Accounting Policies, Lease Liability in a Sales and Leaseback (January 1, 2024)

The Company expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a significant impact on disclosures or amounts reported in the Company’s financial statements in the period of initial application and future reporting periods.
Note 4. Significant Accounting Judgements, Estimates, and Assumptions
The preparation of the consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the financial statements and accompanying notes. The estimates and

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
The critical accounting policies which involve significant estimates, assumptions or judgements, the actual outcome of which could have a material impact on the Company’s results and financial position outlined below, are as follows:
Share-based compensation
Management determines costs for share-based payments using market-based valuation techniques. The fair value of the share awards is determined at the date of grant using generally accepted valuation techniques or valuation based on the Company’s fundraising events. Assumptions are made and judgments are used in applying valuation techniques. Prior to the Company’s IPO completed in February 2021, these assumptions and judgments include estimating the fair value for the underlying Ordinary share on the warrant grant date, as well as the likelihood of liquidity events such as IPOs. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates as well as the term applied to the expense recognition.
Subsequent to the Company’s IPO completed in February 2021, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. Refer to Note 8 for further detail surrounding share-based compensation.
European Investment Bank Loan and warrant liability
In February 2022, the first tranche related to the Company’s loan agreement with the European Investment Bank (EIB) was drawn down. As part of the loan arrangement warrants were granted to EIB.
The liability is initially recognized at fair value, net of transaction costs incurred (this includes the amount attributable to the warrants (see below). The loan is subsequently measured at amortized cost using the effective interest method. The effective interest rate is determined based on the outstanding amount and the fixed interest payments during the period outstanding and the accumulated payment-in-kind interest payment to be paid upon repayment. The warrants are considered a liability as they can be settled in cash and form part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with the Financial instruments standards IAS 32 and IFRS 9. The liability is measured initially at its fair value. The cost upon initial recognition is accounted for as transaction costs as it is directly linked to the draw down on each individual tranche of the EIB loan. The warrant liability is subsequently remeasured at the redemption amount. Significant judgment is made in respect of valuation of the warrants.
Leasehold Improvements and Loan from Lessor
A significant judgment was made in respect of determining whether customization of leased premises forms part of the lease or is a leasehold improvement funded by the lessor. See the section “Leasehold improvements and Loan from lessor” in Note 3.
There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates. Refer to Note 2 “Liquidity and Going Concern” and Note 3 for a summary of significant accounting policies for further discussion.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
Note 5. Financial Instruments and Risk Management
Financial risk management and risk management framework
In terms of financial risks, the Company has exposure to liquidity risk and market risk comprising foreign exchange risk. This note presents information about the Company’s exposure to each of the above risks together with the Company’s objectives, policies and processes for measuring and managing risks. The Company’s Board of Directors monitors each of these risks on a regular basis and implements policies as and when they are required. Details of the current risk management policies are provided below.
Liquidity risk
The exposure to liquidity risk primarily relates to the risk of failure to meet the Company’s obligations when they become due, which could happen if current assets are not enough to cover the amount of short-term liabilities. The Company has considered whether conditions and events exist that, when considered in aggregate, raise significant doubt about the Company’s ability to continue as a going concern for at least a year from the date of the financial statements. The Company has a history of incurring operating losses and negative cash flows from operations. The Company anticipates incurring additional losses until such time, if ever, it can complete its research and development (“R&D”) activities and obtain an out-licensing partnership for its product candidates and generate revenues from such product candidates.
The Company monitors its funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transaction and/ or adjust the cost base accordingly. In March 2023 the Company adjusted the organization and optimized the strategy around EVX-01 to focus the operation and save costs. As of the date of these consolidated financial statements the Company, with its current strategic plans, anticipates that the current cash position and the cash requirements per the 2023 Annual Budget will provide sufficient cash until the beginning of December 2023. Substantial additional financing will be needed by the Company to fund its operations and to continue development of its product candidates.
The Company plans to finance cash needs through equity offerings, or other capital sources, including potential collaborations or licenses and adjust spending on new and ongoing development and corporate activities, as needed.
Due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations, the Company concluded that there is significant doubt about its ability to continue as a going concern through one year from the balance sheet date.
The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business. The matters that raise significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Accounting Oversight Board (PCAOB) standards.
As of December 31, 2022 and December 31, 2021, our available liquidity, comprised of cash and cash equivalents, was $13.2 million and $32.2 million, respectively and our total equity was $8.3 million and $32.4 million, respectively.
On February 5, 2021, the Company completed our initial public offering through which we issued and sold 3,000,000 ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. We received aggregate net proceeds of $25.3 million from the initial public offering, after deducting the underwriting discounts and commissions and offering expenses payable by us. Upon the completion of the

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
initial public offering, our registered, issued, and outstanding share capital was nominal DKK 19,198,668 divided into 19,198,668 ordinary shares of DKK 1 each.
On November 9, 2021, we completed a follow-on public offering through which we issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. We received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and offering expenses payable by us. Upon the completion of the follow-on public offering, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,141,524.
On June 7, 2022 the Company entered into a Purchase Agreement (the “Purchase Agreement”) with an unrelated third party, Lincoln Park Capital Fund, LLC (“Lincoln Park”), to sell up to $40.0 million of its ordinary shares represented by American Depository Shares (“ADSs”) over a 36 month period. the Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase. Upon execution and delivery of the Purchase Agreement, the Company issued 428,572 ordinary shares represented by ADSs as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase its ordinary shares represented by ADSs under the Purchase Agreement. Upon completion of the Purchase Agreement, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,686,452.
On October 3, 2022 the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) to sell up to $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The NASDAQ Capital Market. During the period between October 13, 2022 and October 20, 2022, the Company sold 114,402 ordinary shares represented by ADSs, at a volume weighted average price of $2.76 per ADS. The ADSs were sold in an at-the-market offering pursuant to the terms and subject to the conditions contained in a Capital Demand Sales Agreement between the Company and JonesTrading Institutional Services LLC, dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $0.3 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 114,402 with the Danish Business Authority. Upon completion of the Sales Agreement and related capital increases during the period between October 13, 2022 and October 20, 2022, the Company’s registered, issued, and outstanding share capital was nominal DKK 24,092,330.
On December 29, 2022 the Company sold 4,450 ordinary shares represented by ADSs, DKK 1 nominal value with each ordinary share represented by one ADSs, at a VWAP of $2.24 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $9,968. In connection with the sale, the Company registered aggregate share capital increase of nominal DKK 4,450 with the Danish Business Authority. Upon completion of the sale, the Company’s registered, issued, and outstanding share capital was nominal DKK 24,139,413.
At year end, due to warrant exercise, the outstanding share capital was nominal DKK 24,139,413.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
As of the date of these consolidated financial statements the Company, with its current strategic plans, anticipates that the current cash position and the cash requirements per the 2023 Annual Budget will provide a positive cash runway until beginning of December 2023.
The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to their reputation.
The following are the contractual undiscounted outflows associated with the Company’s financial liabilities in the current and prior year:
	December 31, 2022
	(USD in thousands)
	Carrying amount	Contractual cash flows	<1 year	1 – 5 years	>5 years	Total
Borrowings	$8,000	$11,859	$360	$1,531	$9,968	$11,859
Lease payables	2,255	2,255	147	788	1,320	2,255
Trade payables	2,085	2,085	2,085	—	—	2,085
Provisions	144	144	—	—	144	144
Other payables	312	312	312	—	—	312
Total	$12,796	$16,655	$2,904	$2,319	$11,432	$16,655
	December 31, 2021
	(USD in thousands)
	Carrying amount	Contractual cash flows	<1 year	1 – 5 years	>5 years	Total
Borrowings	$1,170	$1,458	$192	$769	$497	$1,458
Lease payables	2,520	3,698	326	1,223	2,149	3,698
Trade payables	2,848	2,848	2,848	—	—	2,848
Provisions	153	153	—	—	153	153
Other payables	46	46	46	—	—	46
Total	$6,737	$8,203	$3,412	$1,992	$2,799	$8,203
The financial liabilities include estimated or contractual interest rate payments.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The type of market risk that impacts the Company is currency risk. The Company does not currently have any loans or holdings that have variable interest rate. Accordingly, the Company is not exposed to material interest rate risk.
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from the Company’s operating expenses paid in foreign currencies, mainly USD and Australian dollars. This exposure is known as transaction exposure. Any reasonable or likely movements in foreign exchange rates would not have a material impact on the Company’s operating results. The Company’s policy for managing foreign currency risks is to convert cash received from financing activities to currencies consistent with the Company’s expected cash outflows.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss for the Company. The Company’s exposure to credit risk is limited to deposits with banks with high credit ratings. Accordingly, the Company does not have material credit risk and no provision for credit risk is recognized.
Capital management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
The Company raises capital from the issue of equity, grants or convertible loan notes. On a regular basis, management receives financial and operational performance reports that enable management to assess the adequacy of resources on hand and the Company’s liquidity position to determine future financing needs. For further information on financing needs refer to Note 2.
Fair values
Financial instruments measured at fair value in the statements of financial position are grouped into three levels of fair value hierarchy. This grouping is determined based on the lowest level of significant inputs used in fair value measurement, as follows:
1.
Level I — quoted prices in active markets for identical assets or liabilities.

2.
Level II — inputs other than quoted prices included within Level I that are observable for the instrument, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3.
Level III — inputs for instrument that are not based on observable market data (unobservable inputs).

The Company issued warrants in connection with the EIB Loan Agreement. The EIB Warrants liability is measured in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The liability is classified in level 1 of the fair value hierarchy. Due to the fact that the exercise price is insignificant compared to the share price, there is virtually no time value. Refer to Note 18 for further information regarding the EIB Warrants.
There were no financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2021.
Note 6. Operating Activities
Research and Development Expenses
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$7,396	$6,794	$3,337
Share-based compensation expenses	760	1,051	1,496
Depreciation	512	273	92
External expenses	8,388	11,465	5,977
Total research and development expenses	$17,056	$19,583	$10,902

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
During the years ended December 31, 2022, 2021 and 2020, the Company recognized $0.5 million, $0.3 million and $0.8 million, respectively, related to government grants as a reduction of research and development expenses.
General and Administrative Expenses
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$1,983	$1,824	$1,098
Share-based compensation expenses	182	328	1,912
Professional and other fees	5,901	4,028	2,644
Depreciation	142	71	12
Total general and administrative expenses	$8,208	$6,251	$5,666
Note 7. Employees and Employee-Related Costs
The number of employees, including executive and non-executive directors, during the year was as follows:
	Years Ended December 31,
	2022	2021	2020
Average number of full-time employees	60	53	33
Number of employees at end of period:
Denmark and United States	63	61	35
Total employees, at end of period	63	61	35
Employee Costs:
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Wages and salaries	$8,182	$7,558	$4,222
Cash bonus	789	668	—
Share-based compensation expenses	942	1,379	3,408
Other social security expenses	19	28	17
Other staff expenses	389	364	196
Total	$10,321	$9,997	$7,843
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Total Employee costs classified as:
Research and development expenses	$8,156	$7,845	$4,833
General and administrative expenses	2,165	2,152	3,010
Total	$10,321	$9,997	$7,843

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Non-management employee benefit expenses classified as:
Research and development expenses	$6,639	$6,414	$4,009
General and administrative expenses	983	836	611
Total	$7,622	$7,250	$4,620
Remuneration to the Board of Directors and Executive Management
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Remuneration to the Executive Management:
Wages and salaries	$1,970	$1,833	$1,298
Share-based compensation expenses	321	514	1,566
Total	2,291	2,347	2,864
Remuneration to the Board of Directors:
Wages and salaries	379	313	—
Share-based compensation expenses	29	87	359
Total	408	400	359
Remuneration to the Board of Directors and Executive Management classified as:
Research and development expenses	1,517	1,431	824
General and administrative expenses	1,182	1,316	2,399
Total	$2,699	$2,747	$3,223
The Executive Management was comprised of four members in January 2019 and expanded again to five members in October 2019, of which one member resigned in 2020 and one other member resigned in 2021. It was expanded to 5 members again in 2021, and was expanded to 6 members in 2022.
Note 8. Share-Based Payments
Warrant Program and Amendments
The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior vested upon the closing of our initial public offering in February 2021 (“IPO”). The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2022, 2021 and 2020 expire on December 31, 2031. For the years ended December 31, 2022, 2021 and 2020, the number of warrants outstanding as a percentage of outstanding ordinary shares was 11.4%, 11.8% and 13.8%, respectively.
During 2022, the Company granted 491,612 warrants, of which 35,000 were granted to its Chief AI and Culture Officer (“CAICO”), 25,000 were granted to its Chief Scientific Officer (“CSO”), 16,667 were granted to its Chief Financial Officer (“CFO”), 25,000 were granted to its Chief Medical Officer (“CMO”), 20,833 were granted to its Chief Operating Officer (“COO”), 3,125 were granted to its Chief Business Officer (“CBO”) and 3,125 were granted to its Chief Executive Officer (“CEO”). All granted warrants will vest over 36 months.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
In connection with the appointment of a new Chief Executive Officer (“CEO”) in September 2022, the new Chief Financial Officer (“CFO”) in May 2022 and the new Chief Operating Officer (“COO”) in March 2022 they were all granted warrants, the CEO was granted 50,000 warrants to purchase, the CFO 45,000 warrants to Purchase and the COO 25,000 warrants to purchase of the Company’s ordinary shares with DKK 1 nominal value. The granted warrants have an exercise price equal to the fair market value of the Company’s ordinary shares represented by ADSs on the date of grant thereof and they vest over a period of 36 months.
In the second quarter of 2021, the Company granted 62,147 warrants to its Chief Medical Officer (“CMO”) which vest over 36 months.
In 2019, the Company granted 150,660 warrants to its Chief Financial Officer (“CFO”) which were exercisable upon an exit event. In December 2020, the terms of the warrants issued to the Company’s CFO were amended to no longer comprise exercisability upon an exit event. Consequently, these warrants did not vest upon the IPO in February 2021 and will vest in accordance with the vesting schedule for warrants granted in 2020.
On January 4, 2021, the Company effected its Stock Split which also resulted in a reduction of the nominal value of the Company’s ordinary shares from DKK 2 to DKK 1. In accordance with the anti-dilution provisions of the warrant agreements, the number of warrants was increased by a ratio of 36 to 1 and the exercise price was decreased from DKK 2 to 1 DKK. Accordingly, information related to the Company’s warrants, have been retroactively adjusted to reflect the stock split and the bonus shares for all periods presented.
The following schedule specifies the granted warrants:
	Number of warrants	Weighted Average Exercise Price/Share	Weighted Average Remaining Contractual Life (years)
Warrants granted as at December 31, 2019	1,932,156	DKK1	17
Warrants granted	363,168	DKK1
Warrants forfeited	(45,216)	DKK1
Warrants cancelled	(22,032)	DKK1
Warrants granted as at December 31, 2020	2,228,076	DKK1	15
Warrants granted during 2021(1)	63,802	DKK1
Warrants granted December 2021	523,599	USD 5.38
Warrants exercised	(62,284)(2)	DKK1
Warrants forfeited	(10,178)	DKK1
Warrants cancelled	(10,397)	DKK1
Warrants granted as at December 31, 2021	2,732,618	DKK 7.53	13
Warrants granted	491,612	USD 2.24
Warrants exercised	(388,181)(2)	USD 2.42
Warrants forfeited	(92,956)	USD 1.28
Warrants cancelled	—	—
Warrants granted as at December 31, 2022(3)	2,743,093	USD 1.50(4)	11
Warrants exercisable as at December 31, 2020	—
Warrants exercisable as at December 31, 2021	2,072,122
Warrants exercisable as at December 31, 2022(3)	1,988,106

(1)
Of which 62,147 warrants were legally granted in June 2021 and the remaining 1,655 warrants were legally granted in December 2020.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
(2)
The weighted average share price at the date of exercise were USD 2.42 and USD 5.59 for the years ended December 31, 2022 and 2021, respectively.

(3)
Number of warrants exclude EIB Warrants referred to in Note 19.

(4)
December 31, 2022 USD-end rate used.

During 2019 employees, external consultants, executive management and board members became contractually entitled to warrants that was rectified on December 17, 2020:
•
In January 2019, 45,216 warrants were granted to a member of executive management. They vest from December 2020 – December 2022. Fair value at grant date amounted to $0.3 million.

•
In February 2019, 7,956 warrants were granted to an employee. They vest from December 2020 – December 2022. Fair value at grant date amounted to $0.1 million.

•
In September 2019, 54,000 warrants were granted to an employee. The warrants vested immediately. Fair value at grant date amount to $0.5 million.

•
In October 2019, 150,660 warrants were granted to a member of executive management. The warrants vest annually over 3 years. Fair value at grant date amounted to $1.3 million.

•
In December 2020, an aggregate of 126,972 warrants attributable to 2019 entitlements were granted to employees, members of our board of directors and consultants who provide similar services as employees. 63,612 warrants vested immediately and 63,360 warrants vest monthly over three years from January 2020 – December 2022. Fair value at grant date amounted to $1.2 million.

•
In December 2020, an aggregate of 236,196 warrants attributable to 2020 entitlements were granted to employees, members of our board of directors and consultants who provide similar services as employees. Of the warrants granted, 120,888 warrants vested immediately and 115,308 warrants vest monthly over three years from January 2020 – December 2022. Fair value at grant date amounted to $2.3 million.

•
In June 2021, 62,147 were granted to a member of Executive Management. Fair value at grant date amounted to $0.4 million.

•
During 2021, an aggregate of 523,599 warrants attributable to 2021 entitlements were granted to employees, members of our board of directors and executive management. Of the warrants 22,916 were granted to our board of directors vested immediately. The warrants granted to employees and executive management vest over 36 months. Fair value at grant date amounted to $1.5 million.

•
For the year ended December 31, 2019 the Company had 22,032 outstanding warrants to SDU employees and recognized an immaterial amount of expense for these warrants as research and development expenses in the statement of comprehensive loss. In September 2020, the Company terminated its existing agreement with SDU for business reasons. Under the terms of the SDU agreement, the Company did not incur a termination penalty and has no further obligations under this agreement.

•
A member of the executive board terminated his employment contract as of April 30, 2020 and forfeited his right to 45,216 unvested warrants.

•
A member of the executive board terminated his employment contract as of October, 2021 but no granted warrants remained unvested as of that date.

•
During 2022, an aggregate of 491,612 warrants attributable to 2022 entitlements were granted to employees, members of our board of directors and executive management. Of the warrants 2,500 were granted to our employees vested immediately. The warrants granted to employees and executive management vest over 36 months. Fair value at grant date amounted to $0.8 million.

•
During 2022 the former Chief Executive Officer of the Company forfeited his right to 45,327 unvested warrants.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
In December 2022 employees received a number of warrants based on the individual employee’s grade and performance in 2022. The warrants were granted at the share price equal to the fair market value thereof on the date of grant and will vest 1/36 per month over 36 months beginning January 1, 2023. For the years ended December 31, 2022, 2021 and 2020, a service cost of $1.0 million, $1.4 million and $3.4 million has been recognized, respectively, based on the estimated fair value of the warrants granted in prior periods and warrants expected to be granted.
Share-based compensation expenses included in the statements of comprehensive loss:
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Research and development expenses	$760	$1,051	$1,496
General and administrative expenses	182	328	1,912
Total	$942	$1,379	$3,408
In 2020 an amount of $0.1 million related to warrants issued as compensation for arranging investors to subscribe for shares has been recognized in equity as a share-based compensation expense related to the capital increase.
Determination of Fair Value of Warrants
The warrants issued under the share-based payment arrangement until December 2021 are exercisable for nominal consideration compared to the fair value of the shares resulting in virtually no time value. The Company values these warrants based on the intrinsic value of the shares measured as the difference between the fair value of the Company’s Ordinary shares and the warrant exercise price. Due to the highly specialized nature of services provided by consultants who provide services similar to those provided by employees of the Company, transactions with those consultants are measured at fair value of the equity instruments granted.
Under the share-based payment arrangement, there is no protection against capital increases at a discount and dividend distribution. However, dividends are not likely to be distributed and there is generally no reason to raise new capital at below the current share price. On this basis, the Company has assessed that it is generally appropriate to assume that no such transactions will take place during the holding period. When issuing warrants in 2018, convertible bonds with a potential dilutive effect were outstanding, and fair value was adjusted to reflect this potential dilution.
The stock split and bonus share issuance executed on January 4, 2021 resulted in a dilution of the warrant holders due to the increase of the exercise price compared to the pre stock split and bonus share issue. For warrants granted on December 17, 2020, the fair value was adjusted to reflect this dilution. For other grants, no such adjustment has been made.
The fair values of the warrants are measured with reference to the share price of the underlying share. Up until December 2020, this share value was determined using the value established in different financing transactions with unrelated parties. In each of these transactions, the relative ownership of the Company was changed, and a share value was established using these fund-raising transactions. The fair values of warrants are estimated using a linear interpolation in USD of the share value on grant date based on the value established on capital event dates before and after the grant date.
For warrants granted in December 2020, the Probability-Weighted Expected Return Method (“PWERM”) was applied, based on the weighted value of the share in a stay private scenario and an IPO scenario. 40% weight was put to the stay private scenario applying a share price equal to the share price of USD 8.89 at the November 2020 capital increase and 60% weight was put to the IPO scenario applying the mid-price of the indicative IPO price range of USD 11.00 available on the balance sheet. A 10% lack of marketability discount (DLOM) was applied to the IPO price.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
Warrants granted prior to December 2020 are exercisable only upon an exit event or upon the Board of Director’s decisions, which is a post vesting restriction. Since the warrants granted prior to 2020 do not expire until December 31, 2036, Management considers it highly unlikely that the warrants will not become exercisable and no downward adjustment to reflect the risk of the warrant not becoming exercisable is made to the fair value of the warrants.
During 2020, the Company revised the estimated date of an IPO exit event to occur in February 2021. As of December 31, 2019, the estimated IPO exit event was December 2021. As a result of this change in estimate, the Company recognized an acceleration of expense of $0.8 million for the year ended December 31, 2020.
Subsequent to the Company’s IPO, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. On the other hand, due to the fact that as of 2021, warrants will be granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and expected volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.
The following assumptions have been applied for the warrants issued during the year ended December 31, 2022:
Expected term (in years)	6.5
Risk-free interest rate	3.66%
Expected volatility	85%
Share price	$2.10
Amendments to Warrants
As discussed above, the terms of the warrant granted to the company’s CFO were amended to no longer comprise an accelerated vesting upon an exit clause. This is considered a non-beneficial change, and consequently the accelerated vesting upon an exit event clause is deemed to continue to exist.
For warrants to which the employees became entitled in 2019 but were not granted until December 2020, the Company recognized stock-based compensation expenses during the year ended December 31, 2019 and the interim period ended September 30, 2020, based on the terms expected to apply for these awards. Management expected the terms to be similar to the terms applicable to warrants granted up until 2018, including the accelerated vesting upon an exit clause. However, these warrants were granted subjected to a vesting schedule up to three years and did not allow for immediate vesting upon an exit event. Because the warrants were not granted until December 2020, the Company recognized the difference in expenses as a change in accounting estimate and not a modification of existing awards. As a result of this change in the accounting estimate, the share-based payment expense for 2020 was reduced by $0.4 million.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
The following schedule specifies the outstanding warrants as at December 31, 2022:
Outstanding program	Per warrant grant date fair value (DKK)	Number of warrants outstanding	Average exercise price per warrant (DKK)	Remaining term to maturity (years)
Grant (December 2016)	20.91	437,114	1	14
Grant (September 2017)	28.71	617,184	1	14
Grant (December 2017)	28.71	122,040	1	14
Grant (during 2018)	37.05	170,496	1	14
Grant (February 2019)	42.57	7,956	1	14
Grant (September 2019)	56.35	54,000	1	14
Grant (October 2019)	56.97	150,660	1	14
Grant (December 2020)	56.75	193,064	1	8
Grant (April 2021)	45.31	1,655	1	9
Grant (June 2021)	40.86	62,147	1	9
Grant (December 2021)	19.22	435,165	USD 5.38	9
Grant (March 2022)	13.46	35,000	USD 2.96	9
Grant (June 2022)	8.85	10,000	USD 1.83	9
Grant (June 2022)	8.85	10,000	USD 1.83	9
Grant (June 2022)	8.85	45,000	USD 1.83	9
Grant (September 2022)	10.46	11,000	USD 2.42	9
Grant (December 2022)	10.95	50,000	USD 2.23	9
Grant (December 2022)	10.95	330,612	USD 2.23	9
Granted at December 31, 2022		2,743,093		9
Warrants exercisable at December 31, 2022		1,988,106
The following schedule specifies the outstanding warrants as at December 31, 2021:
Outstanding program	Per warrant grant date fair value (DKK)	Number of warrants outstanding	Average exercise price per warrant (DKK)	Remaining term to maturity (years)
Grant (December 2016)	20.91	701,356	1	15
Grant (September 2017)	28.71	617,184	1	15
Grant (December 2017)	28.71	122,040	1	15
Grant (during 2018)	37.05	174,564	1	15
Grant (February 2019)	42.57	7,956	1	15
Grant (September 2019)	56.35	54,000	1	15
Grant (October 2019)	56.97	150,660	1	15
Grant (December 2020)	56.75	317,457	1	9
Grant (April 2021)	45.31	1,655	1	10
Grant (June 2021)	40.86	62,147	1	10
Grant (December 2021)	19.22	523,599	USD 5.38	10
Granted at December 31, 2021		2,732,618
Warrants exercisable at December 31, 2021		2,732,618

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
The following schedule specifies the outstanding warrants as at December 31, 2020:
Outstanding program	Per warrant grant date fair value (DKK)	Number of warrants outstanding	Average exercise price per warrant (DKK)	Remaining term to maturity (years)
Grant (December 2016)	20.91	712,332	1	16
Grant (April 2017)	24.05	13,896	1	16
Grant (September 2017)	28.71	617,184	1	16
Grant (December 2017)	28.71	127,044	1	16
Grant (during 2018)	37.05	181,836	1	16
Grant (February 2019)	42.57	7,956	1	16
Grant (September 2019)	56.35	54,000	1	16
Grant (October 2019)	56.97	150,660	1	16
Grant (December 2020)	56.75	363,168	1	11
Granted at December 31, 2020		2,228,076	1	15
Warrants exercisable at December 31, 2020		—
The Board of Directors and Executive Management holding of share awards for the years ended December 31, 2020, 2021 and 2022 is shown below:
	January 1, 2020	Warrants held when becoming or leaving as a member of management	Granted	Forfeited	December 31, 2020	Warrants held when becoming or leaving as a member of management	Granted	Exercised	December 31, 2021	Warrants held when becoming or leaving as a member of management	Granted	Exercised	Forfeited	December 31, 2022
Thomas William Wylonis (former)(1)	342,612	(369,252)	26,640	—	—	369,252	—	—	369,252	—	—	(184,626)	—	184,626
Steven Projan	24,436	—	18,612	—	42,048	—	4,583	—	46,631	—	5,000	—	—	51,631
Roberto Prego	19,800	—	14,364	—	34,164	—	4,583	—	38,747	—	5,000	—	—	43,747
Jo Ann Suzich (former) (7)	—	—	10,260	—	10,260	—	—	—	10,260	—	—	—	—	10,260
Marianne Søgaard (2)	—	65,952	28,368	—	94,320	—	9,167	—	103,487	—	10,000	—	—	113,487
Helen Boudreau (former) (3)	—	—	5,436	—	5,436	—	—	(5,436)	—	—	—	—	—	—
Kim Bjørnstrup (former) (4)	—	5,868	5,868	—	5,868	—	—	—	5,868	—	—	—	—	5,868
Lars Holtug	—	—	—	—	—	—	4,583	—	4,583	—	5,000	—	—	9,583
Niels Iversen Møller	—	—	—	—	—	—	—	—	—	—	3,750	—	—	3,750
Board of Directors in Total	385,848	(309,168)	109,548	—	561,348	—	22,916	(5,436)	578,828	—	28,750	(184,626)	—	422,952
Lars Aage Staal Wegner	844,416	—	7,668	—	852,084	—	64,167	—	916,251	—	—	(62,736)	(45,327)	808,188
Birgitte Rønø	—	—	—	—	—	29,376	45,000	—	74,376	—	25,000	—	—	99,376
Thomas Bogenrieder (former) (5)	49,572	(4,356)	—	(45,216)	4,356	—	—	—	4,356	—	—	—	—	4,356
Erik Heegaard	—	—	—	—	—	—	97,564	—	97,564	—	25,000	—	—	122,564
Glenn S. Vraniak (former) (6)	150,660	—	—	—	150,660	—	—	—	150,660	—	—	(112,995)	—	37,665
Andreas Holm Mattsson	—	—	—	—	—	—	—	—	—	—	35,000	—	—	35,000
Bo Karmark	—	—	—	—	—	—	—	—	—	45,000	16,667	—	—	61,667
Jesper Nyegaard Nissen	—	—	—	—	—	—	—	—	—	25,000	20,833	—	—	45,883
Niels Iversen Møller (8)	—	—	—	—	—	—	—	—	—	—	3,125	—	—	3,125
Per Norlén	—	—	—	—	—	—	—	—	—	50,000	3,125	—	—	53,125
Executive Management in total	1,044,648	(4,356)	—	(45,216)	1,007,100	29,376	206,731	—	1,243,207	120,000	128,750	(175,731)	(45,327)	1,270,899

(1)
Former board member until June 30, 2020, 252 warrants were granted for services provided after retirement from the Board of Director position.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
(2)
As of November 25, 2020, 26,964 warrants were granted for services provided before taking on the Board of Directors position.

(3)
Former board member from June 30, 2020 to May 25, 2021.

(4)
Former board member from June 30, 2020 to November 4, 2020.

(5)
Part of Executive Management until March 31, 2020.

(6)
Mr. Vraniak resigned as the Chief Financial Officer of the Company effective November 1, 2021.

(7)
Board member until May 25, 2021.

(8)
Became a Board member in 2022.

Note 9. Financial Income and Expenses
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Financial income:
Interest income, bank	$13	$—	$—
Change in fair value of warrant liability	395	—	—
Foreign exchange gains	2,423	2,039	216
Total financial income	2,831	2,039	216
Financial expenses:
Interest expenses	(34) (5)	(29)
Interest expenses, lease liabilities	(176)	(123)	—
Interest expenses, loan from lessor	(588)	(31)	—
Foreign exchange losses	(710)	(756)	(194)
Total financial expenses	(1,508)	(915)	(223)
Net financial items	$1,323	$1,124	$(7)
Note 10. Income Taxes
(a) Analysis of charge/(credit) for the year:
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Income tax expense/(benefit)	$(772)	$(178)	$(1,557)
Total income taxes for the year	$(772)	$(178)	$(1,557)
On December 31, 2022, the Company had tax loss carry-forwards in Denmark of $13.6 million (2021: $9.5 million in Denmark; 2020: $3.8 million in Denmark) for income tax purposes, all of which can be carried forward infinitely according to Danish Corporate Income Tax Act. As of December 31, 2022, the Company did not have any tax loss carry-forwards in any other tax jurisdictions.
The benefit from income taxes for each year includes a tax credit for research and development expenditures at the applicable tax rate under the Danish Tax Assessment Act and Australian tax legislation, respectively.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
(b) Reconciliation of effective tax rate to Danish statutory tax rate
	Years Ended December 31,
	2022	2021	2020
Statutory corporate income tax rate in Denmark	22%	22%	22%
Difference in corporate income tax rate in subsidiaries	—%	—%	—%
Non-deductible income / (expenses)	(1)%	—%	(1)%
Non-taxable income / (expenses)	—%	—%	1%
Additional tax deduction R&D expenses	4%	6%	3%
Tax credit research and development expenditures	(5)%	(4)%	9%
Change in deferred tax asset not capitalized	(16)%	(23)%	(25)%
Total effective tax rate	4%	1%	9%
(c) Deferred tax in the statements of financial position
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Deferred Tax Positions:
Warrants	$739	$2,118	$4,289
Loss carry forward	13,581	9,530	3,759
Research and development expenditures	—	—	262
Other items	(214)	(98) (6)
Deferred tax assets not recognized	(14,106)	(11,550)	(8,042)
Total Deferred Tax	$—	$—	$262
Deferred tax attributable to research and development expenditures relates to development costs recognized as an expense in the consolidated financial statements in 2020 and are tax deductible in 2021.
Under Danish tax legislation, the value of warrants to employees is income tax exempt subject to meeting certain conditions. The value of income tax exempt warrants is not tax deductible for the issuer. There is currently uncertainty in respect of the extent to which the conditions for being tax exempt are met and consequently the extent to which a tax deduction will be available for the company. Consequently, the deferred tax asset disclosed above is subject to uncertainty and there is a risk that the amount disclosed above is not tax deductible in full.
Note 11. Basic and Diluted Loss Per Share
Basic loss per share is calculated by dividing the net loss attributable for the year to shareholders of Evaxion Biotech A/S by the weighted average number of ordinary shares outstanding during the year. As net losses from continuing operations were recorded in the years 2022, 2021 and 2020, the dilutive potential shares are anti-dilutive for the earnings per share calculation.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands, except share amounts and per share amounts)
Loss per share before and after dilution
Net loss attributable to shareholders of Evaxion Biotech A/S	$(23,169)	$(24,532)	$(15,018)
Weighted-average number of ordinary shares outstanding	23,638,685	19,493,143	15,434,758
Loss per share before and after dilution	$(0.98)	$(1.26)	$(0.97)
The following potential shares are anti-dilutive and are therefore excluded from the weighted average number of shares for the purpose of diluted loss per share:
	Years Ended December 31,
	2022	2021	2020
Warrants	2,743,093	2,732,618	2,228,076
Note 12. Intangible Assets
In June 2020, the Company entered into a license agreement for the rights to certain intellectual properties. Upon execution of the license agreement, the Company was obligated to make a milestone payment of $35,000. The agreement remains in effect until the Company completes a Phase I/IIa clinical study, after that the Company has an option to extend the agreement for an additional 10-year term. Over the initial term of the agreement, the Company is obligated to make various additional milestone payments based on the progress of developed drug candidates. The Company determined that the milestone payments meet the definition of intangible assets and will be capitalized.
During the twelve months ended December 31, 2020, the Company capitalized $35,000 as intangible assets for the acquisition of a non-exclusive technology license. Subject to meeting certain development milestones, additional consideration of up to $320,000 is to be transferred to the seller. Further, $250,000 is to be transferred to the seller upon each regulatory approval of an Evaxion product utilizing the in-licensed technology. As of December 31, 2020, the Company accrued for an additional $60,000 related to the license. The Company did not recognize any amortization expense for the years ended December 31, 2021 and 2020 as the asset has not been put in use. No intangible assets were recognized in earlier periods as the Company’s expenditures did not qualify for capitalization.
During the twelve months ended December 31, 2020, the Company capitalized $60,000 as intangible assets for the acquisition of a non-exclusive technology license from SSI. Subject to successful commercialization of any Evaxion product utilizing the in-licensed technology, Evaxion is required to pay to the seller a royalty on net sales in the low teens. In the event any Evaxion product utilizing the in-licensed technology are commercialized by one of the Company’s partners, Evaxion is required to pay to the seller a percentage of any out-licensing revenue earned by the Company or its affiliates. If Evaxion enters into a sublicense agreement with a partner subsequent to the initiation of a Phase 2 clinical trial, Evaxion is required to pay to the seller a percentage of any sublicensing income in an amount in the lower double-digit range. If Evaxion enters into a sublicense agreement with a partner subsequent to the initiation of a Phase 3 trial, Evaxion is required to pay to the seller a percentage of any sublicensing income in the lower double-digit range. If Evaxion enters into a sublicense agreement with a partner without initiating a Phase 2 trial, Evaxion is required to pay to SSI a percentage of any sublicensing income in the mid double-digit range.
The Company did not recognize any amortization expense for the year ended December 31, 2021 as the asset has not been put in use. During the year ended December 31, 2022 the Company wrote-off $87k of its intangible assets balance as the Company does not expect the non-exclusive technology licenses to be

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
available for use in the foreseeable future. As of December 31, 2022 the carrying amounts of the Company’s intangible assets were wrote-off to zero.
	Intangible Assets	Total
	(USD in thousands)
Cost at December 31, 2021	$93	$93
Additions during the year	—	—
Exchange rate adjustments	(6)	(6)
Cost at December 31, 2022	87	87
Amortization at December 31, 2021	—	—
Impairment for the year	(87)	(87)
Exchange rate adjustments	—	—
Amortization at December 31, 2022	(87)	(87)
Carrying amount at December 31, 2022	$—	$—
	Intangible Assets	Total
	(USD in thousands)
Cost at December 31, 2020	$100	$100
Additions during the year	—	—
Exchange rate adjustments	(7)	(7)
Cost at December 31, 2021	93	93
Amortization at December 31, 2020	—	—
Amortization for the year	—	—
Exchange rate adjustments	—	—
Amortization at December 31, 2021	—	—
Carrying amount at December 31, 2021	$93	$93
Note 13. Property and Equipment, Net
	Property	Other Equipment	Leasehold Improvements	Total
	(USD in thousands)
Cost at December 31, 2021	$2,756	$1,225	$1,567	$5,548
Additions during the year	—	220	156	376
Disposals during the year	—	—	—	—
Exchange rate adjustments	(163)	(77)	(91)	(331)
Cost at December 31, 2022	2,593	1,368	1,632	5,593
Depreciation at December 31, 2021	$(155)	$(161)	$(58)	$(374)
Depreciation for the year	(234)	(196)	(141)	(571)
Depreciation revaluation during the year	15	—	—	15
Exchange rate adjustments	5	5	2	12
Depreciation at December 31, 2022	(369)	(352)	(197)	(918)
Carrying amount at December 31, 2022	$2,224	$1,016	$1,435	$4,675
Carrying amount of right-of-use assets at December 31, 2022	$2,224	$—	$—	$2,224

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
	Property	Other Equipment	Leasehold Improvements	Total
	(USD in thousands)
Cost at December 31, 2020	$257	$263	$—	$520
Additions during the year	2,891	1,025	1,634	5,550
Disposals during the year	(244)	—	—	(244)
Exchange rate adjustments	(148)	(63)	(67)	(278)
Cost at December 31, 2021	2,756	1,225	1,567	5,548
Depreciation at December 31, 2020	$(237)	$(62)	$—	$(299)
Depreciation for the year	(179)	(105)	(59)	(343)
Depreciation reversed on disposals during the year	244	—	—	244
Exchange rate adjustments	17	6	1	24
Depreciation at December 31, 2021	(155)	(161)	(58)	(374)
Carrying amount at December 31, 2021	$2,601	$1,064	$1,509	$5,174
Carrying amount of right-of-use assets at December 31, 2021	$2,601	$—	$—	$2,601
Depreciation included in the statement of comprehensive loss:
	Years Ended December 31,
	2022	2021	2020
	(USD in thousands)
Research and development expenses	$446	$270	$90
General and administrative expenses	125	73	15
Total depreciation included in the statement of comprehensive loss	$571	$343	$105
Total accumulated depreciation of right-of-use assets at December 31,	$369	$155	$236
Note 14. Prepayments and other receivables
	December 31,
	2022	2021
	(USD in thousands)
VAT receivables	$287	$387
Prepayments	2,494	638
Other receivables	10	113
Total prepayments and other receivables	$2,791	$1,138
The increase in prepayments derives from upfront payments made in relation to planned clinical trials.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
Note 15. Other Payables
	December 31,
	2022	2021
	(USD in thousands)
Employee cost liabilities	353	989
Other liabilities	312	46
Total other payables	$665	$1,035
Note 16. Cash and Cash Equivalents
	December 31,
	2022	2021
	(USD in thousands)
Cash and cash equivalents	$13,184	$32,166
Total cash and cash equivalents	$13,184	$32,166
Cash and cash equivalents consist mainly of cash on deposit with banks.
Changes in Net Working Capital
	December 31,
	2022	2021	2020
	(USD in thousands)
Changes in receivables and tax receivables	$(1,486)	$1,863	$(2,501)
Changes in trade payables	(599)	(647)	1,798
Changes in other payables	(792)	21	918
Changes in net working capital	$(2,877)	$1,237	$215
Working capital is defined as current assets (excluding cash) less current liabilities and measures the net liquid assets the Company has available for the business.
Adjustments for non-cash items
Adjustments of non-cash items in the statements of comprehensive loss:
	Year Ended December 31,
	2022	2021	2020
	(USD in thousands)
Income taxes	$(772)	$(178)	$(1,557)
Tax credit schemes accounted for as grants	(226)	(12)	(510)
Depreciation	571	344	105
Impairment	87	—	—
Interest income	(13)	—	—
Interest expense	798	159	30
Share-based compensation expenses	942	1,379	3,408
Acquisition of property, plant and equipment	—	(90)	—
Gain in change from fair value of warrant liability	(395)	—	—

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
	Year Ended December 31,
	2022	2021	2020
	(USD in thousands)
Other adjustments: Other adjustments, primarily exchange rate adjustments	(1,315)	(1,061)	107
Total adjustments for non-cash items	$(323)	$541	$1,583

Reconciliation of Liabilities from Financing Activities
(USD in thousands)	December 31, 2021	Cash flows	Accumulated interest	Transaction Costs	Additions	Exchange rate adjustment	December 31, 2022
Lease liabilities	$2,520	$(305)	$176	$—	$15	$(151)	$2,255
Borrowings	1,170	7,730	524	(1,117)	84	(391)	8,000
Provisions	153	—	—	—	—	(9)	144
Total liabilities from financing activities	$3,843	$7,425	$700	$(1,117)	$99	$(551)	$10,399
(USD in thousands)	December 31, 2020	Cash flows	Accumulated interest	Transaction Costs	Additions	Exchange rate adjustment	December 31, 2021
Lease liabilities	$20	$(226)	$123	$—	$2,731	$(128)	$2,520
Borrowings	—	—	31	—	1,269	(130)	1,170
Provisions	—	—	—	—	161	(8)	153
Total liabilities from financing activities	$20	$(226)	$154	$—	$4,161	$(266)	$3,843
Note 17. Leases
Leases
As a result of the lease accounting of IFRS 16, the Company has capitalized the only right-of-use asset being the domicile lease. Upon implementation on January 1, 2018, the Company has recognized a liability to make lease payments (i.e. the lease liabilities) of $0.2 million and an asset representing the right to use the underlying asset during the lease term (i.e. the right-to-use asset) of $0.2 million. The liability was measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of the standard adoption date of January 1, 2018. The Company applied an incremental borrowing rate of 3.8%. For the years ended December 31, 2020, 2021 and 2022, the expense related to variable lease payments not included in the lease liabilities was immaterial and was recognized in operating expense.
In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and the lease continues for a term of 10 years from that date. The commencement date for the additional laboratory space was August 13, 2021 and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. As of December 31, 2022 the monthly payment is approximately $26,000 which consists of approximately $11,000 for the office space and approximately $15,000 for the laboratory space. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
The Company had one operating lease in Copenhagen, Denmark as of December 31, 2022.
We also occupied an office space in New York, New York, United States. The terms of the lease agreement included a 13 month occupancy period from January 2, 2020 through January 31, 2021. A termination notice was provided in November 2020 and the lease and occupancy terminated on January 31, 2021.
For the years ended December 31, 2022, 2021 and 2020, the expense related to variable lease payments not included in the lease liabilities was immaterial and was recognized in operating expense.
Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:
	Right-of- Use Asset	Lease Liabilities
	(USD in thousands)
At December 31, 2021	$2,601	$2,520
Additions	—	15
Depreciation	(214)	—
Interest Expense	—	176
Payments	—	(305)
Translation	(163)	(151)
At December 31, 2022	$2,224	$2,255
	Right-of- Use Asset	Lease Liabilities
	(USD in thousands)
At December 31, 2020	$20	$20
Additions	2,891	2,731
Depreciation	(179)	—
Interest Expense	—	123
Payments	—	(226)
Translation	(131)	(128)
At December 31, 2021	$2,601	$2,520
The total cash outflow for leases was $0.3 million in 2022, $0.2 million in 2021, and $0.2 million in 2020.
Note 18. Borrowings
Loan from Lessor
In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at amortized cost, which approximates fair value at the time of issuance. As of December 31, 2022, the Company is still in discussions with DTU on the actual costs incurred. For the years ended December 31, 2022 and

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
2021 interest expense related to the loan from lessor was $0.2 million and $nil, respectively. During the year ended December 31, 2022 the Company had additions for borrowings related to the loan from lessor of $0.1 million.
As a result of the structure of the DTU financing this amount is not included as Purchase of property, plant and equipment within the consolidated statements of cash flows. The leasehold improvements recognized will be subject for adjustment when the actual costs incurred are made available from DTU.
EIB Loan
In August 2020, the Company executed the EIB Loan, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million. Under the EIB Loan Agreement, the tranche balances are due six years from their respective disbursement dates.
During the year ended December 31, 2021, the Company initiated the draw of the first tranche of the EIB Loan Agreement. The Company received the proceeds from the draw of the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. The Company will repay the first tranche of the EIB Loan at a fixed interest rate of 3% per annum and a payment-in-kind interest rate of 4% per annum. The loan is amortized to maturity using an effective monthly interest rate of 0.78%.For the years ended December 31, 2022 and 2021 interest expense related to the EIB Loan was $0.6 million and $nil, respectively. The loan is repayable in full six years after drawing down. Under the present business plans the Company cannot draw the remaining two tranches of the loan.
Borrowings are summarized as follows (in thousands):
	December 31,
	2022	2021
Loan from lessor	$1,068	$1,170
EIB Loan	6,932	—
Total Borrowings	8,000	1,170
Less: Borrowings, current portion	(136)	(126)
Total Borrowings, net of current portion	$7,864	$1,044
Note 19. Warrant Liability
The Company received the proceeds from the draw of the first tranche of the EIB Loan on February 17, 2022. In connection therewith, EIB received 351,036 EIB Warrants, at an exercise price of DKK 1 per warrant, which vested immediately, pursuant to the terms of a separate warrant agreement, the EIB Warrant Agreement.The EIB Warrants are exercisable at any time after issuance either net in cash or through payment of the exercise price and receipt of shares. Therefore, the warrant liability is recognized in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The liability is classified in level 1 of the fair value hierarchy. Due to the fact that the exercise price is insignificant compared to the share price, there is virtually no time value. Consequently, the present value of the redemption amount is equal to the current share price.
As the warrant liability is a non-cash financing cost the amount related to the initial recognition of the warrant liability is not included within the consolidated statements of cash flows.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
The following table sets forth the changes to the warrant liability:
Warrant Liability
(USD in thousands)
Carrying amount at January 1, 2022	$—
Initial recognition of warrant liability	1,007
Remeasurement of warrant liability	(395)
Foreign currency translation	(39)
Carrying amount at December 31, 2022	$573
Note 20. Capital Structure and Financial Matters
Share Capital — Ordinary Shares
Capital transactions
In September 2020, the Company issued 745,380 shares of ordinary shares to existing investors in the Company. The purchase price was $8.89 per share for aggregate proceeds of $6.6 million. The Company incurred immaterial issuance costs. The proceeds were received by the Company on September 17, 2020. On August 10, 2020, the Company’s articles of association were amended in connection with the execution of this transaction. The revised articles increased the authorized number of shares the Company can issue by: (i) the 745,380 shares issued in this transaction, as well as (ii) an additional 1,800,000 shares of Common ordinary share at a nominal price of DKK 1, to be issued any time prior to June 1, 2025. The amended articles also allow the Company to issue an additional 1,298,196 of compensatory ordinary share warrants to employees and consultants any time prior to June 1, 2025.
In October 2020, the Company successfully completed part 2 of its “bridging round” of capital with outside investors in the amount of $2.4 million with a purchase price of $8.89 per share from the issuance of 269,136 of the Company’s ordinary shares and received the proceeds in November 2020. Transaction costs directly attributable to the third quarter of 2020 “bridging round” of capital with outside investors have a total amount of $144,022.
In February 2021, the Company completed its IPO through which the Company issued and sold 3,000,000 American Depositary Shares, or ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. The Company received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.
In November 2021, the Company completed a follow-on public offering through which the Company issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. The Company received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Upon the completion of the follow-on public offering, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,141,524.
Lincoln Park Purchase Agreement
On June 7, 2022, the Company entered into the Purchase Agreement, with Lincoln Park, pursuant to which the Company may elect to sell up to $40.0 million in the Company’s ordinary shares, DKK 1 nominal value, represented by ADSs, with each ADS representing one (1) ordinary share of the Company, subject to certain limitations and conditions set forth in the Purchase Agreement. In addition, upon execution of the

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
Purchase Agreement, the Company paid a commitment fee in the form of 428,572 ordinary shares at a price of $2.80 per share, for a total commitment fee of $1.2 million (the “Commitment Fee”). Under the Purchase Agreement, the Company may from time to time, at its discretion, direct Lincoln Park to purchase on any single business day, or a regular purchase, up to 50,000 ordinary shares represented by ADSs which may be increased to 70,000 ordinary shares represented by ADSs under certain circumstances set forth in the Purchase Agreement over the 36 month term of the Purchase Agreement. The purchase price of the ordinary shares represented by ADSs will be based upon the prevailing market price of the ADSs at the time of the purchase without any fixed discount. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases and additional accelerated purchases under certain circumstances. The Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase.
On July 7, 2022, the Company filed a “selling shareholder” registration statement with the U.S. Securities and Exchange Commission (“SEC”) related to the Purchase Agreement with Lincoln Park as the selling shareholder, through which the Company registered 4,649,250 ordinary shares represented by ADSs for resale to the public by Lincoln Park. Each ADS represents one ordinary share. The Company will not receive any proceeds from the resale of ADSs by Lincoln Park, however, assuming that the Company sells the full amount of its ordinary shares represented by ADSs to Lincoln Park, under the Purchase Agreement the Company may receive up to $40.0 million in aggregate proceeds.
As of December 31, 2022, the Company had issued and sold 428,572 ordinary shares represented by ADSs to Lincoln Park. Such shares were issued to Lincoln Park as payment of the Commitment Fee in consideration for Lincoln Park’s’ commitment to purchase our ordinary shares represented by ADSs under the Purchase Agreement. As of such date, the Company had not issued or sold any additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement.
JonesTrading Sales Agreement
On October 3, 2022 the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which the Company could sell up to an aggregate of $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The NASDAQ Capital Market.
During the period between October 13, 2022 and October 20, 2022 the Company sold 114,403 ADSs representing the Company’s ordinary shares, DKK 1 nominal value, with each ADS representing one ordinary share, at a volume weighted average price (VWAP) of $2.76 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $0.3 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 114,403 with the Danish Business Authority.
On December 29, 2022 the Company sold 4,450 ordinary shares represented by ADSs, DKK 1 nominal value with each ordinary share represented by one ADSs, at a VWAP of $2.24 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
October 3, 2022. Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $9,968. In connection with the sale, the Company registered aggregate share capital increase of nominal DKK 4,450 with the Danish Business Authority. Upon completion of the sale, the Company’s registered, issued, and outstanding share capital was nominal DKK 24,139,413.
At year end, due to warrant exercise, the outstanding share capital was nominal DKK 24,139,413.
The following are changes in the Company’s share capital for the years ended December 31, 2020, 2021 and 2022:
	Number of Ordinary Shares	Share Capital (DKK in thousands)
Share capital, December 31, 2019	15,184,152	15,184
Capital increase at September 17, 2020 (issuance of shares for cash)	745,380	745
Capital increase at October 15, 2020 (issuance of shares for cash)	269,136	269
Share capital, December 31, 2020	16,198,668	16,198
Capital increase at February 9, 2021 (for initial public offering)	3,000,000	3,000
Capital increase at November 9, 2021 (for follow-on offering)	3,942,856	3,943
Capital increase November 2021 (exercised warrants)	62,284	63
Share capital, December 31, 2021	23,203,808	23,204
Capital increase April 2022 (exercised warrants)	54,072	54
Capital increase June 2022 (exercised warrants)	92,313	92
Capital increase June 2022 (exercised warrants)	37,665	38
Capital increase at June 7, 2022 (LPC purchase agreement)	428,572	429
Capital increase June 2022 (exercised warrants)	17,264	17
Capital increase August 2022 (exercised warrants)	92,313	92
Capital increase August 2022 (exercised warrants)	41,085	41
Capital increase September 2022 (exercised warrants)	10,836	11
Capital increase at October 13, 2022 (JonesTrading sales agreement)	23,405	23
Capital increase at October 17, 2022 (JonesTrading sales agreement)	26,396	26
Capital increase at October 20, 2022 (JonesTrading sales agreement)	64,601	65
Capital increase at December 5, 2022 (exercised warrants)	42,633	43
Capital increase at December 29, 2022 (JonesTrading sales agreement)	4,450	4
Share capital, December 31, 2022	24,139,413	24,139
The Company’s share capital consists of the following ordinary shares:
	December 31,
	2022	2021
	(USD in thousands)
Authorized, issued and fully paid
24,139,413 (2021: 23,203,808) ordinary shares of DKK 1 each (2021: ordinary shares of DKK 1 each)	$3,886	$3,755
Total share capital	$3,886	$3,755
The Company’s ordinary shares shall confer on the holders thereof the right to receive notice of, attend and vote at general meetings of the Company.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
Executive Management’s and Board of Director’s holding of shares
At December 31, the board of directors and executive management held the following shareholdings in the Company:
Number of ordinary shares owned	2022	2021	2020
Per Norlén	—	—	—
Bo Karmark	2,000	—	—
Jesper Nyegaard Nissen	—	—	—
Birgitte Rønø	—	—	—
Erik Deichmann Heegaard	—	—	—
Andreas Holm Mattsson	4,071,961	4,163,832	4,163,832
Niels Iversen Møller	—	4,292,604	4,292,604
Lars Aage Staal Wegner (former)	82,124	182,124	182,124
Executive Management in total	4,156,085	8,638,560	8,638,560
Number of ordinary shares owned	2022	2021	2020
Niels Iversen Møller	4,196,840	—	—
Roberto Prego	310,248	310,248	310,248
Thomas William Wylonis (former)	—	—	485,676
Lars Holtug	—	—	—
Marianne Søgaard	41,652	41,652	41,652
Steven Projan	27,288	27,288	27,288
Board of Directors in total	4,576,028	379,188	864,864
Note 21. Related Party Transactions
	December 31,
	2022	2021	2020
	(USD in thousands)
The Company’s transactions with other related parties:
Balances with related parties at year-end (asset):
Prepaid rent and deposit for a leased property from a related party	$—	$—	$7
The Company’s related parties are comprised of significant shareholders of the Company, the executive management group, the board of directors and the close members of the family of these persons.
The Company has not granted any loans, guarantees, or other commitments to or on behalf of any of the members in the board of directors or executive management. Other than the remuneration and other transactions relating to the board of directors or executive management and capital increases on the same terms as other investors, no other significant transactions have taken place with the board of directors or executive management for the years ended December 31, 2022, 2021 and 2020.
Note 22. Commitments and Contingencies
Legal Proceedings
On April 28, 2022, the Company received formal notice that on April 21, 2022, Statens Serum Institut (“SSI”), had initiated a legal proceeding against the Company in The Danish Maritime and Commercial

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
High Court (Sø og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045), the Company filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which the Company has a non-exclusive, royalty-bearing sub-licensable license to use from SSI (the “Invention”).
The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in the Company’s EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of the Company’s patent portfolio covering EVX-01 or the PIONEER platform technology. The patent application stems from work the Company performed under a collaboration agreement the Company entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names the Company and certain of the Company’s employees as the sole invertors of the Invention.
In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by the Company and its employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the Invention. In the alternative, SSI claims that it should have co-ownership with the Company of the patent application and the Invention.
It is the Company’s position that the Company and its employees are the sole inventors of the Invention. The Company believes that it has strong defenses against SSI’s claim and that SSI’s claim is without merit. The Company intends to vigorously defend the action. In any event, even if SSI’s claim were to be upheld by the court, while no assurance can be given, the Company does not expect that it would have a material impact on its rights to use the Invention in the development and commercialization of EVX-01, as the Company believes that such rights are covered by its current license agreement with SSI and SSI would be excluded from enforcing its rights in the Invention to prevent the Company from developing and commercializing its EVX-01 product candidate. As of December 31, 2022 the opinion of the Company’s legal counsel is that the ongoing legal proceedings will not have a material impact on the Company’s future financial results.
As of December 31, 2022 the Company and SSI have begun to make written statements to the courts, and this process has been ongoing through the date of issuance of this Form 20-F; whereafter the court will announce official dates for court meetings to take place. The Company and SSI are presently in communication on the Board and Executive Management levels to the resolve the legal dispute through an out of court settlement.
Contractual obligations
The contractual obligations are similar individually and, in the aggregate, not material to the future financial position, operating profit or cash flow.
At December 31, 2022, the Company had the following contractual commitments which fall due as follows:
	December 31, 2022
	(USD in thousands)
	Contractual cash flows	<1 year	1 – 2 years	2 – 5 years	>5 years	Total
	(USD in thousands)
Purchase obligations	—	$598	$56	$904	$—	$1,558
Total	—	$598	$56	$904	$—	$1,558
The majority of the purchase obligations of $0.8 million relate to CRO’s as of December 31, 2022.

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
At December 31, 2021, the Company had the following contractual commitments which fall due as follows:
	December 31, 2021
	(USD in thousands)
	Contractual cash flows	<1 year	1 – 2 years	2 – 5 years	>5 years	Total
	(USD in thousands)
Purchase obligations	—	$72	$72	$—	$—	$72
Total	—	$72	$72	$—	$—	$72
The Company has purchase obligations of $72 thousand due to CRO’s and a nominal amount due system provider as of December 31, 2021.
Note 23. Provisions
The Company is required to restore the lease premises of its office and laboratory space in Hørsholm, Denmark to its original condition at the end of the lease term. A provision is recognized for the present value using a discount rate based on the Company’s risk adjusted incremental borrowing rate of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalized as part of the cost of leasehold improvements and are amortized over the lease term.
Changes in the provision balance during the year ended December 31, 2022 are as follows:
Provisions
(USD in thousands)
Carrying amount at January 1, 2022	$153
Provisions recognized	—
Additions	—
Utilization of provision	—
Change in the provision	—
Currency adjustment	(9)
Carrying amount at December 31, 2022	$144
Changes in the provision balance during the year ended December 31, 2021 are as follows:
Provisions
(USD in thousands)
Carrying amount at January 1, 2021	$—
Provisions recognized	161
Additions	—
Utilization of provision	—
Change in the provision	—
Currency adjustment	(8)
Carrying amount at December 31, 2021	$153

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
Note 24. Fees to auditors
The following table presents the fees to our independent registered public accounting firm, EY Godkendt Revisionspartnerselskab, recognized in general and administrative expenses in the Statement of Profit or Loss for the years ended December 31, 2022 and 2021. This note was prepared in accordance with the requirements of the Danish Financial Statements Act:
	December 31,
	2022	2021
	(USD in thousands)
Audit fees	$172	$177
Audit related fees	50	108
Other fees	156	328
Total fees	$378	$613
Audit fees
Audit fees consist of fees billed for professional services rendered by EY for the audit of our annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
Audit-Related fees
Audit-related fees consist of assurance and related services performed by EY that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit-Related fees.”
Other fees
Other fees consist of services provided by EY for other permitted services, including fees for work performed by EY in connection with the initial public offering.
Note 25. Events After the Reporting Period
Vaccine Discovery Collaboration Agreement
Effective January 1, 2023 the Company entered into a Vaccine Discovery Collaboration Agreement with ExpreS2ion Biotech Holding AB’s affiliate ExpreS2ion Biotechnologies ApS (“ExpreS2ion”) for the joint development of a novel cytomegalovirus (CMV) vaccine candidate. During the discovery phase of the collaboration, Evaxion will use its proprietary AI platform, RAVEN, to design a next-generation vaccine candidate that elicits both cellular and humoral/antibody responses. The antigen constructs derived from Evaxion’s AI platform will be produced by ExpreS2ion in the company’s ExpreS2 platform, followed by assessments in Evaxion’s state-of-the-art pre-clinical models. The joint discovery project will be included in Evaxion’s development pipeline under EVX-V1.
Under the terms of the collaboration, ExpreS2ion will have the exclusive right to license the CMV vaccine candidate under a potential Development and Commercialization Agreement. The research and intellectual property licensing costs for the collaboration project will be divided 50/50 between the parties until 2025, with all costs expected to be contained in each party’s existing operating expenses. A potential future Development and Commercialization Agreement for the jointly discovered CMV vaccine candidate is expected to include an upfront payment and future milestone payments to Evaxion from ExpreS2ion not exceeding a six-digit USD amount, as well as sub-licensing royalty to Evaxion from ExpreS2ion based on mid

EVAXION BIOTECH A/S
Notes to the Consolidated Financial Statements
to lower two-digit percentage range of third-party licensee income depending on the clinical development stage of the CMV asset at the time of sublicensing.
Share Issuances After the Reporting Period
During the period between January 1, 2023 and March 3, 2023 the Company sold 2,298,594 ADSs representing the Company’s ordinary shares, DKK 1 nominal value, with each ADS representing one ordinary shares, at a volume weighted average price (VWAP) of $1.90 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees, and expenses, total proceeds to the Company from the sales of the ADSs were approximately $4.2 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 2,298,594 with the Danish Business Authority.

EVAXION BIOTECH A/S
Unaudited Condensed Consolidated Interim Statements of
Comprehensive Loss
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(USD in thousands, except per share amounts)
Operating expenses:
Research and development	$2,830	$4,068	$9,618	$12,983
General and administrative	2,932	2,015	8,215	5,756
Total operating expenses	5,762	6,083	17,833	18,739
Operating loss	(5,762)	(6,083)	(17,833)	(18,739)
Finance income	72	703	404	2,761
Finance expenses	(182)	(535)	(786)	(918)
Net loss before tax	(5,872)	(5,915)	(18,215)	(16,896)
Income tax benefit	194	175	613	599
Net loss for the period	$(5,678)	$(5,740)	$(17,602)	$(16,297)
Net loss attributable to shareholders of Evaxion Biotech A/S	$(5,678)	$(5,740)	$(17,602)	$(16,297)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	7	12	(46)	19
Tax on other comprehensive income	—	—	—	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on currency translation to presentation currency	84	(1,063)	171	(3,278)
Other comprehensive income/(loss) for the period, net of tax	$91	$(1,051)	$125	$(3,259)
Total comprehensive loss	$(5,587)	$(6,791)	$(17,477)	$(19,556)
Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S	$(5,587)	$(6,791)	$(17,477)	$(19,556)
Loss per share – basic and diluted	$(0.21)	$(0.24)	$(0.66)	$(0.69)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S
Unaudited Condensed Consolidated Interim Statements of
Financial Position
	Note	September 30, 2023	December 31, 2022
		(USD in thousands)
ASSETS
Non-current assets
Property and equipment, net		$4,312	$4,675
Government grants receivable		22	209
Tax receivables, non-current		594	—
Leasehold deposits, non-current		160	156
Total non-current assets		5,089	5,040
Current assets
Prepayments and other receivables		3,350	2,791
Unpaid capital contributions		117	0
Government grants receivable, current		—	221
Tax receivables, current		781	789
Cash and cash equivalents		2,605	13,184
Total current assets		6,853	16,985
TOTAL ASSETS		$11,942	$22,025
EQUITY AND LIABILITIES
Share capital	8	$4,415	$3,886
Other reserves		82,614	77,076
Accumulated deficit		(89,763)	(72,659)
Total equity		(2,734)	8,303
Non-current liabilities
Lease liabilities, non-current		1,856	1,952
Borrowings, non-current	5	7,989	7,864
Provisions		143	144
Total non-current liabilities		9,988	9,960
Current liabilities
Lease liabilities, current		311	303
Warrant liability	6	252	573
Borrowings, current	5	150	136
Trade payables		2,608	2,085
Other payables		1,367	665
Total current liabilities		4,688	3,762
Total liabilities		14,676	13,722
TOTAL EQUITY AND LIABILITIES		$11,942	$22,025
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S
Unaudited Condensed Consolidated Interim Statements of
Changes in Equity
				Other reserves
	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
		(USD in thousands)
Equity at December 31, 2022		$3,886	$80,727	$(3,651)	$(72,659)	$8,303
Net loss for the period		—	—	—	(11,924)	(11,924)
Other comprehensive income		—	—	34	—	34
Share-based compensation	7	—	—	—	326	326
Issuance of shares for cash	8	504	5,469	—	—	5,973
Transaction costs		—	(176)	—	—	(176)
Equity at June 30, 2023		$4,390	$86,020	$(3,618)	$(84,257)	$2,535
Net loss for the period		—	—	—	(5,678)	(5,678)
Other comprehensive income		—	—	87	—	87
Share-based compensation	7	—	—	—	172	172
Issuance of shares for cash	8	25	129	—	—	154
Transaction costs		—	(4)	—	—	(4)
Equity at September 30, 2023		$4,415	$86,145	$(3,531)	$(89,763)	$(2,734)
				Other reserves
	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
		(USD in thousands)
Equity at December 31, 2021		$3,755	$80,430	$(1,316)	$(50,432)	$32,437
Net loss for the period		—	—	—	(10,559)	(10,559)
Other comprehensive income		—	—	(2,205)	—	(2,205)
Share-based compensation	7	—	—	—	665	665
Issuance of shares for cash	8	28	—	—	—	28
Transaction costs paid in shares		61	(61)	—	—	0
Transaction costs		—	(216)	—	—	(216)
Equity at June 30, 2022		$3,844	$80,153	$(3,521)	$(60,326)	$(20,150)
Net loss for the period		—	—	—	(5,740)	(5,740)
Other comprehensive income		—	—	(1,058)	—	(1,058)
Share-based compensation	7	—	—	—	306	306
Issuance of shares for cash	8	20	—	—	—	20
Transaction costs paid in shares		—	—	—	—	—
Transaction costs		—	(130)	—	—	(130)
Equity at September 30, 2022		$3,864	$80,023	$(4,579)	$(65,760)	$13,548
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S
Unaudited Condensed Consolidated Interim Statements of Cash Flows
	Nine Months Ended September 30,
	2023	2022
	(USD in thousands)
Operating activities:
Net loss for the period	$(17,602)	$(16,297)
Adjustments for non-cash items	880	(1,247)
Interest received	128	—
Interest paid	(50)	(156)
Income taxes paid/received, net	804	—
Cash flow from operating activities before changes in working capital	(15,840)	(17,700)
Cash flow from changes in working capital:
Changes in net working capital	156	(2,243)
Net cash used in operating activities	(15,684)	(19,943)
Investing activities:
Purchase of property and equipment	(88)	(353)
Receipt (payment) of non-current financial assets – leasehold deposits	(6)	28
Net cash used in investing activities	(94)	(324)
Financing activities:
Proceeds from issuance of shares and exercise warrants, less underwriter discounts	6,127	48
Transaction costs related to issuance of shares	(180)	(355)
Proceeds from borrowings	65	7,933
Repayment of borrowings	(334)	(88)
Leasing installments	(245)	(231)
Net cash provided by financing activities	5,433	7,307
Net increase/(decrease) in cash and cash equivalents	(10,345)	(12,960)
Cash and cash equivalents at January 1	13,184	32,166
Exchange rate adjustments on cash and cash equivalents	(234)	(1,353)
Cash and cash equivalents at September 30	$2,605	$17,853
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Acquisition of property and equipment through loan from lessor	$65	—
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Note 1. General Company Information
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform: AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel vaccines for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs.
Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hørsholm, Denmark.
The unaudited condensed consolidated interim financial statements of Evaxion Biotech A/S and its subsidiaries (collectively, the “Group”) for the three and nine months ended September 30, 2023 and 2022, were approved, and authorized for issuance, by the Audit Committee of the board of directors on November 13, 2023.
Note 2. Liquidity and Going Concern Assessment
On December 21, 2023 the company closed a Private Placement related to the issuance and sale of 9,726,898 of the Company’s ordinary shares, DKK 1 nominal value (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), and accompanying warrants (the “Private Placement Warrants”) to purchase up to 9,726,898 Ordinary Shares represented by ADSs at a purchase price of $0.544 per Ordinary Share for an aggregate purchase price of $5.3 million. The Private Placement Warrants are exercisable immediately upon issuance, have a term of three years, and an exercise price equal to $0.707 per Ordinary Share. Each Ordinary Share is represented by one (1) ADS. The Private Placement was priced at-the-market under Nasdaq rules.
The gross proceeds to the Company from the Private Placement are expected to be $5.3 million, and up to an additional $6.9 million of gross proceeds upon cash exercise of the Private Placement Warrants before deducting offering expenses payable by the Company.
This is an important step in Evaxion’s long-term funding strategy and will fund operations to the end of March 2024. Cash burn in Q1, 2024 is significantly higher than for the remaining quarters of 2024. The ambition for 2024 is on a full year basis to generate income from collaboration or license agreements equal to 14 million USD to balance expected cash burn in 2024 excluding financing activities.
The Company expects to incur additional losses until such income from business deals, including potential collaborations or licenses is obtained. The losses are planned to be financed through equity offerings, or other capital sources and adjust spending on new and ongoing development and corporate activities, as needed. Based on the current cash position and the forecasted cash requirements, it will require additional financing to fund operations by end of March 2024.
Due to uncertainty of related to the result of future funding activities, the continuing operating losses, expected cash flows, the Company concluded that there is significant doubt about its ability to continue as a going concern through one year from September 30, 2023. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business.
The matters that raise significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB) standards.
The Company may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Company raises funds through collaborations, licenses and other similar arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on the Company’s financial condition and its ability to pursue its business plans and strategies. If the Company is unable to raise additional capital when needed, it could be forced to delay, limit, reduce or terminate its product candidate development or grant rights to develop and market its product candidates.
On June 7, 2022 the Company entered into a Purchase Agreement (the “Purchase Agreement”) with an unrelated third party, Lincoln Park Capital Fund, LLC (“Lincoln Park”), to sell up to $40.0 million of its ordinary shares represented by American Depository Shares (“ADSs”) over a 36 month period. The Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase. The purchase agreement is dependent on a market price of the ADSs being above $0.50. Upon execution and delivery of the Purchase Agreement, the Company issued 428,572 ordinary shares represented by ADSs as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase its ordinary shares represented by ADSs under the Purchase Agreement. As of June 30, 2023, the Company had not issued and sold any additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. See Note 8 for detailed information on the purchase agreement.
On October 3, 2022 the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) to sell up to $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The NASDAQ Capital Market. The value of the remaining number of shares under this agreement amounts to approximately $7.8 million.
On July 31, 2023 the Company entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into the Company’s ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs. Pursuant to the agreement, the Company may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 month term of the agreement. The Company has the right, but not the obligation to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, the Company is obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to the Company. The financing agreement between the Company and GGH is subject to approval by the SEC through the date of issuance of this report.
Note 3. Summary of Significant Accounting Policies
Basis of Preparation
The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2022 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 4.
The accounting policies applied are consistent with the accounting policies as outlined in the basis of presentation section included in Note 3 of the audited financial statements as of and for the year ended December 31, 2022, except for amendments to standards mentioned below.
The implementation of the amendments did not give rise to changes to reported financial figures.
Implemented standards
•
Amendment to IAS 1 Presentation of Financial Statements: Disclosure of Accounting Policies (January 1, 2023)

•
Amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (January 1, 2023)

•
Amendment to IAS 12 Accounting Policies, Deferred tax related to Assets and Liabilities arising from a Single Transaction (January 1, 2023)

Standards issued but not yet effective
There were a number of standards and interpretations which were issued but were not yet effective at September 30, 2023 and have not been adopted for these financial statements, including:
•
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (January 1, 2024)

•
Amendments to IFRS 16 Accounting Policies, Lease Liability in a Sales and Leaseback (January 1, 2024)

The Company expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a significant impact on disclosures or amounts reported in the Company’s financial statements in the period of initial application and future reporting periods.
Note 4. Significant Accounting Judgements, Estimates, and Assumptions
In the application of its accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual report on Form 20-F.
Significant accounting estimates made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to share-based compensation. See Note 7 below for additional information regarding share-based compensation.
We have as mentioned in note 2 evaluated the cash position and future funding requirements and have concluded that there is a significant doubt about the Company’s ability to continue as a going concern. Besides this there have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates.
Note 5. Borrowings
Loan from Lessor
In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at amortized cost, which approximates fair value at the time of issuance. For the three months ended September 30, 2023 and 2022, interest expense related to the loan from lessor was nominal. For the nine months ended September 30, 2023 and 2022, interest expense related to the loan from lessor was $0.1 million and $0.1 million, respectively. During the three months ended September 30, 2023 and 2022 the Company had additions for borrowings related to the loan from lessor of $nil and $nil, respectively. During the nine months ended September 30, 2023 and 2022 the Company had additions for borrowings related to the loan from lessor of $0.1 million and $nil, respectively.
As a result of the structure of the DTU financing this amount is not included as Purchase of property, plant and equipment within the unaudited condensed consolidated interim statements of cash flows as it is netted against the loan balance.
EIB Loan
In August 2020, the Company executed the EIB Loan, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million. Under the EIB Loan Agreement, the tranche balances are due six years from their respective disbursement dates.
During the year ended December 31, 2021, the Company initiated the draw of the first tranche of the EIB Loan Agreement. The Company received the proceeds from the draw of the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. The Company will repay the first tranche of the EIB Loan at a fixed interest rate of 3% per annum and a payment-in-kind interest rate of 4% per annum. The loan is amortized to maturity using an effective monthly interest rate of 0.78%. For the three months ended September 30, 2023 and 2022, interest expense related to the EIB Loan was $0.2 million and $0.1 million, respectively. For the nine months ended September 30, 2023 and 2022, interest expense related to the EIB Loan was $0.5 million and $0.3 million, respectively. The loan is repayable in full six years after drawing down. Under the current business plans the Company cannot draw the remaining two tranches of the EIB loan.
Borrowings are summarized as follows (in thousands):
	September 30, 2023	December 31, 2022
Loan from lessor	$1,016	$1,068
EIB Loan	7,123	6,932
Total Borrowings	8,139	8,000
Less: Borrowings, current portion	(150)	(136)
Total Borrowings, net of current portion	$7,989	$7,864

Note 6. Warrant Liability
The Company received the proceeds from the draw of the first tranche of the EIB Loan on February 17, 2022. In connection therewith, EIB received 351,036 EIB Warrants, at an exercise price of DKK 1 per warrant, which vested immediately, pursuant to the terms of a separate warrant agreement, the EIB Warrant Agreement. The EIB Warrants are exercisable at any time after issuance either net in cash or through payment of the exercise price and receipt of shares. Therefore, the warrant liability is recognized in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the present value of the redemption amount. The liability is classified in level 1 of the fair value hierarchy. Due to the fact that the exercise price is insignificant compared to the share price, there is virtually no time value. Consequently, the present value of the redemption amount is equal to the current share price.
As the warrant liability is a non-cash financing cost the amount related to the initial recognition of the warrant liability during the nine months ended September 30, 2023 and 2022 is not included within the unaudited condensed consolidated interim statements of cash flows.
The following table sets forth the changes to the warrant liability (in thousands):
Warrant Liability
(USD in thousands)
Carrying amount at January 1, 2023	$573
Remeasurement of warrant liability	(323)
Foreign currency translation	2
Carrying amount at September 30, 2023	$252
Warrant Liability
(USD in thousands)
Carrying amount at January 1, 2022	$—
Initial recognition of warrant liability	1,007
Remeasurement of warrant liability	—
Foreign currency translation	(126)
Carrying amount at September 30, 2022	$881
Note 7. Share-Based Payments
Warrant Program and Amendments
The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior vested upon the closing of our initial public offering in February 2021 (“IPO”). The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2022, 2021, and 2020 expire on December 31, 2031. As of September 30, 2023 and 2022, the number of warrants as a percentage of outstanding ordinary shares was 9.2% and 10.6%, respectively.

The following schedule specifies the granted warrants:
	Number of warrants	Weighted Average Exercise Price/Share
Warrants granted as at December 31, 2022	2,743,093	USD 1.50(1)
Warrants exercised(4)	(351,515)	USD 0.14
Warrants granted	260,000	USD 1.33
Warrants forfeited	(82,381)	USD 2.72
Warrants cancelled	—	—
Warrants granted as at September 30, 2023(3)	2,569,197	USD 1.47(2)
Warrants exercisable as at September 30, 2023	1,894,591	USD 1.11(2)
	Number of warrants	Weighted Average Exercise Price/Share
Warrants granted as at December 31, 2021	2,732,618	DKK 7.53(1)
Warrants exercised(4)	(345,548)	USD 0.13
Warrants granted	161,000	USD 2.72
Warrants forfeited	(16,623)	USD 5.37
Warrants cancelled	—	—
Warrants granted as at September 30, 2022	2,531,447	USD 1.32(2)
Warrants exercisable as at September 30, 2022	1,962,252	USD 0.57

(1)
December 31, 2022 and 2021 USD and DKK end-rates used.

(2)
September 30, 2023 USD-end rate used.

(3)
Number of warrants exclude EIB Warrants referred to in Note 6.

(4)
The weighted average share price at the date of exercise was $1.40 and $2.31 for the nine months ended September 30, 2023 and 2022, respectively.

During the nine months ended September 30, 2023, the Company’s Board of Directors granted 100,000 onboarding warrants to a member of executive management and 150,000 warrants to an external consultant. On March 15, 2023, the Company’s board of directors granted 10,000 warrants to an employee of the Company. In connection with the grant of the warrants, the Company amended its Articles of Association to provide for the grant thereof. The warrants were issued on the terms and conditions set out in the Company’s Articles of Association and vest with 1/36 per month over 36 months beginning January 1 and October 1, 2023 except for the warrants granted to external consultants which vest quarterly with 1/4 in the period until September 2024.
During the nine months ended September 30, 2022, the Company granted 161,000 warrants. All granted warrants will vest 1/36 per month over 36 months.
Employees will be entitled to receive a number of warrants based on the individual employee’s grade and performance for 2023. The warrants will be granted in February 2024 at the share price equal to the fair market value thereof on the date of grant and vests 1/36 per month over 36 months beginning March 1, 2024. For the three and nine months ended September 30, 2023, a service cost of $0.1 million and $0.4 million has been recognized respectively, based on the estimated fair value of the warrants granted in prior periods and warrants expected to be granted. For the three and nine months ended September 30, 2022, a service cost of $0.2 million and $0.7 million has been recognized respectively, based on the estimated fair value of the warrants granted in prior periods and warrants expected to be granted.
Subsequent to the Company’s IPO, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. On the other hand, due to the fact that as of 2021, warrants will be granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and expected volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.
The following assumptions have been applied for the warrants issued during the nine months ended September 30, 2023 and 2022, respectively:
	September 30, 2023	September 30, 2022
Expected term (in years)	5.0 – 7.0	6.5
Risk-free interest rate	4.60 – 4.61%	3.97 – 4.06%
Expected volatility	85%	85%
Share price	$0.60 – 1.78	$1.71 – 3.03
Note 8. Capital Structure and Financial Matters
Share Capital — Ordinary Shares
The following are changes in the Company’s share capital for the period ended September 30, 2023:
	Number of Ordinary Shares	Share Capital (DKK in thousands)
Share capital, December 31, 2022	24,139,413	24,139
Capital increase at January 4, 2023 (JonesTrading sales agreement)	634,413	634
Capital increase at January 5, 2023 (JonesTrading sales agreement)	94,278	94
Capital increase at January 20, 2023 (JonesTrading sales agreement)	259,407	259
Capital increase at January 24, 2023 (JonesTrading sales agreement)	151,335	151
Capital increase at February 7, 2023 (JonesTrading sales agreement)	96,271	96
Capital increase at February 9, 2023 (JonesTrading sales agreement)	1,003,802	1,004
Capital increase at February 13, 2023 (JonesTrading sales agreement)	42,808	43
Capital increase at March 3, 2023 (JonesTrading sales agreement)	16,280	16
Exercised warrants, May 17, 2023	134,730	135
Exercised warrants, May 24, 2023	51,125	51
Exercised warrants, June 1, 2023	150,000	150
Capital increase at June 5, 2023 (JonesTrading sales agreement)	861,614	862
Exercised warrants, June 30, 2023	4,824	5
Capital increase at July 18, 2023 (JonesTrading sales agreement)	11,348	11
Exercised warrants, September 13, 2023	10,836	11
Capital increase at September 22, 2023 (JonesTrading sales agreement)	54,099	54
Capital increase at September 26, 2023 (JonesTrading sales agreement)	51,750	52
Capital increase at September 27, 2023 (JonesTrading sales agreement)	45,807	46
Share capital, September 30, 2023	27,814,140	27,814

Lincoln Park Purchase Agreement
On June 7, 2022, the Company entered into the Purchase Agreement, with Lincoln Park, pursuant to which the Company may elect to sell up to $40.0 million in the Company’s ordinary shares, DKK 1 nominal value, represented by ADSs, with each ADS representing one (1) ordinary share of the Company, subject to certain limitations and conditions set forth in the Purchase Agreement. In addition, upon execution of the Purchase Agreement, the Company paid a commitment fee in the form of 428,572 ordinary shares at a price of $2.80 per share, for a total commitment fee of $1.2 million (the “Commitment Fee”). Under the Purchase Agreement, the Company may from time to time, at its discretion, direct Lincoln Park to purchase on any single business day, or a regular purchase, up to 50,000 ordinary shares represented by ADSs which may be increased to 70,000 ordinary shares represented by ADSs under certain circumstances set forth in the Purchase Agreement over the 36 month term of the Purchase Agreement. The purchase price of the ordinary shares represented by ADSs will be based upon the prevailing market price of the ADSs at the time of the purchase without any fixed discount. If the adjusted market price of the ADSs decreases to below $0.50 the Company cannot sell ordinary shares under the purchase agreement with Lincoln Park. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases and additional accelerated purchases under certain circumstances. The Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase. The Company cannot sell ordinary shares under this agreement if beneficial ownership by Lincoln Park and its affiliates exceeds 9.99% of the Company’s issued and outstanding ADSs.
On July 7, 2022, the Company filed a “selling shareholder” registration statement with the U.S. Securities and Exchange Commission (“SEC”) related to the Purchase Agreement with Lincoln Park as the selling shareholder, through which the Company registered 4,649,250 ordinary shares represented by ADSs for resale to the public by Lincoln Park. Each ADS represents one ordinary share. The Company will not receive any proceeds from the resale of ADSs by Lincoln Park, however, assuming that the Company sells the full amount of its ordinary shares represented by ADSs to Lincoln Park, under the Purchase Agreement the Company may receive up to $40.0 million in aggregate proceeds.
As of September 30, 2023, the Company had issued 428,572 ordinary shares represented by ADSs to Lincoln Park. Such shares were issued to Lincoln Park as payment of the Commitment Fee in consideration for Lincoln Park’s commitment to purchase our ordinary shares represented by ADSs under the Purchase Agreement. No shares have been sold under sold under the Purchase Agreement.
JonesTrading Sales Agreement
On October 3, 2022 the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which the Company could sell up to an aggregate of $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The NASDAQ Capital Market.
During the period between January 1, 2023 and September 30, 2023 the Company sold 3,323,212 ordinary shares represented by ADSs, DKK 1 nominal value with each ordinary share represented by one ADSs, at a VWAP of $1.79 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $6.0 million. In connection with the sale, the Company registered aggregate share capital increase of nominal DKK 3,323,212. The value of the remaining number of shares under the agreement with JonesTrading amounts to approximately $7.8 million.

Financing Agreement Global Growth Holding
On July 31, 2023 the Company entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into the Company’s ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs. Pursuant to the agreement, the Company may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 month term of the agreement. The Company has the right, but not the obligation to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, the Company is obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to the Company. The financing agreement between the Company and GGH is subject to approval by the SEC through the date of issuance of this report.
Note 9. Commitments and Contingencies
Legal Proceedings
On April 28, 2022, we received formal notice that on April 21, 2022, SSI, had initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045), we had filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which we have an exclusive, royalty bearing sub-licensable license to use from SSI, or the Invention.
The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in our EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of our patent portfolio covering EVX-01 or the PIONEER platform technology. The patent application stems from work we performed under a collaboration agreement we entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names us and certain of our employees as the sole invertors of the Invention.
In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by us and our employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the Invention. Subsidiary claims is that SSI should have co-ownership with us of the patent application and the Invention.
It is our position that we and our employees are the sole inventors of the Invention. We believe that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. We intend to vigorously defend the action. In any event, even if SSI’s claim were to be upheld by the court, while no assurance can be given, we do not expect that the claim would have a material impact on our rights to use the Invention in the development and commercialization of EVX-01, as we believe that such rights are covered by our current license agreement with SSI and SSI would be excluded from enforcing its rights in the Invention to prevent us from developing and commercializing our EVX-01 product candidate.
After several rounds of written statements to the courts the court proceedings has been paused since May 2023 on the basis that non-court mediated negotiations are ongoing between us and SSI to resolve the situation without further court proceedings. We expect these negotiations to be completed during the first quarter of 2024. It is the opinion of the executive management team that the legal proceedings will not have material impact on the company’s future financial results. Further, the expectation is a settlement will be reached with a good outcome for the company. Our legal counsel has confirmed that they support our evaluation that the ongoing legal proceedings will not have a material impact on our future financial results or business operations. As of the date of this filing, we cannot reasonably estimate any range of potential future charges, and therefore, we have not recorded any accrual for liabilities associated with these legal proceedings.

Note 10. Events After the Reporting Period
Through the date of adoption of these interim financial statements 356,742 ADSs were sold. After deducting fees, and expenses, total proceeds to the Company from the sales of the ADSs were $0.3 million.
On December 21, 2023 the company closed a Private Placement related to the issuance and sale of 9,726,898 of the Company’s ordinary shares, DKK 1 nominal value (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), and accompanying warrants (the “Private Placement Warrants”) to purchase up to 9,726,898 Ordinary Shares represented by ADSs at a purchase price of $0.544 per Ordinary Share for an aggregate purchase price of $5.3 million. The Private Placement Warrants are exercisable immediately upon issuance, have a term of three years, and an exercise price equal to $0.707 per Ordinary Share. Each Ordinary Share is represented by one (1) ADS. The Private Placement was priced at-the-market under Nasdaq rules.
The gross proceeds to the Company from the Private Placement are $5.3 million, and if warrants are exercised up to an additional $6.9 million of gross proceeds upon exercise of the Private Placement Warrants before deducting offering expenses payable by the Company. The Company intends to use the proceeds from the Private Placement for working capital and general corporate purposes. No brokerage, finder’s fees, or commissions were payable by the Company in connection with the Private Placement. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 9,726,898 with the Danish Business Authority.

757,500 AMERICAN DEPOSITARY SHARES REPRESENTING
7,575,000 ORDINARY SHARES
AND 2,992,500 PRE-FUNDED WARRANTS TO PURCHASE UP TO
2,992,500 AMERICAN DEPOSITARY SHARES
AND 3,750,000 SERIES A WARRANTS TO PURCHASE UP TO 3,750,000 AMERICAN DEPOSITARY SHARES
AND PLACEMENT AGENT WARRANTS TO PURCHASE UP TO 187,500 AMERICAN DEPOSITARY SHARES
(and 2,992,500 American Depositary Shares representing 29,925,000 ordinary shares underlying the Pre-Funded Warrants and 3,750,000 American Depositary Shares representing 37,500,000 ordinary shares underlying the Series A Warrants and 187,500 American Depositary Shares representing 1,875,000 ordinary shares underlying the Placement Agent Warrants)
EVAXION BIOTECH A/S
PROSPECTUS
H.C. Wainwright & Co.
February 1, 2024